This is a confidential draft submission to the U.S. Securities and Exchange Commission on July 13, 2021

and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LUCID DIAGNOSTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	[●]	82-5488042
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Grand Central Place

Suite 4600

New York, New York 10165

212-949-4319

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lishan Aklog, M.D., Chief Executive Officer

Lucid Diagnostics Inc.

One Grand Central Place

Suite 4600

New York, NY 10165

212-949-4319

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue New York, New York 10174 Tel: (212) 818-8800 Fax: (212) 818-8881	James T. Seery, Esq. Kelly A. Dabek, Esq. Duane Morris LLP 1540 Broadway New York, New York 10036 Tel: (212) 692-1000 Fax: (212) 692-1020

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Common Stock(2)	$	[●]	$	[●]

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.

(2)	Includes the amount of common stock subject to an option granted to the underwriters.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	[●], 2021

[●] Shares

LUCID DIAGNOSTICS INC.

Common Stock

This is an initial public offering of up to [●] shares of the common stock of Lucid Diagnostics Inc. The public offering price per share is anticipated to be between $[●] and $[●].

Prior to this offering, there has been no public market for our shares of common stock. We intend to apply to list our common stock on the Global Market of The Nasdaq Stock Market, or “Nasdaq,” under the symbol “LUCD.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

PAVmed Inc., or “PAVmed,” currently owns approximately 73.7% of our outstanding common stock. Following this offering and the conversion of the convertible promissory note held by PAVmed, prior to this offering, PAVmed will continue to hold approximately [●]% of the combined voting power of our outstanding common stock (or approximately [●]% if the underwriters exercise in full their option) and will be our controlling stockholder. This means that, for the foreseeable future, investors in this offering will not have a meaningful voice in our corporate affairs and that the control of our company will be concentrated with PAVmed. See “Risk Factors—Risks Related to Ownership of Our Common Stock” for additional information.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the securities offered by this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for information that should be considered in connection with an investment in such securities.

		Per Share		Total
Public offering price	$	[●]	$	[●]
Underwriting discount(1)	$	[●]	$	[●]
Proceeds to us, before offering expenses	$	[●]	$	[●]

(1)	See “Underwriting” beginning on page 142 of this prospectus for a description of the compensation payable to, and other arrangements with, the underwriters.

We have granted the underwriters the right to purchase up to [●] additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about [●], 2021.

Cantor	Canaccord Genuity

The date of this prospectus is [●], 2021

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we may have referred you. We and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, we have not, nor have the underwriters, done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Through and including [•], 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA

We obtained the market, industry and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus are reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus, including Lucid Diagnostics™, EsoGuard®, EsoCheck® and Collect+Protect™. Solely for our convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this prospectus is the property of its respective holder

GLOSSARY

Unless otherwise stated in this prospectus:

●	“510(k)” refers to a premarket notification, submitted to FDA by a manufacturer pursuant to section 510(k) of the FDCA and 21 CFR § 807 subpart E, of its intent to market a non-exempt Class I or Class II medical device intended for human use, for which a PMA application is not required, to demonstrate that the device to be marketed is as safe and effective, that is, substantially equivalent to, a legally marketed device, commonly known as a “predicate”.

●	“510(k) clearance” and “510(k) cleared” refers to determination by FDA under 21CFR § 807.100 that a medical device has been found to be substantially equivalent to a legally marketed predicate device and can be marketed in the U.S.

●	“ACG” refers to the American College of Gastroenterology is the preeminent professional organization of gastroenterologists that champions the prevention, diagnosis, and treatment of digestive disorders, and whose commitment to education includes the publication of widely cited clinical practice guidelines including for BE.

●	“ACG BE Guidelines” refers to the most recent professional society clinical practice guidelines the “American College of Gastroenterology Clinical Guideline: Diagnosis and Management of Barrett’s Esophagus” last published in 2016 and whose first and second authors, Dr. Nick Shaheen and Dr. Gary Falk are members of our Medical Advisory Board.

●	“BE” refers to Barrett’s Esophagus, an esophageal precancer and complication of GERD in which surface cells lining the lower esophagus undergo precancerous metaplastic or dysplastic transformation from repeated exposure to stomach fluid, including acid, refluxing into the lower esophagus. BE can be nondysplastic (NDBE) or dysplastic (LGD/HGD).

●	“BE-EAC spectrum” refers to conditions along the pathologic spectrum from esophageal precancer to cancer involving surface cells of the esophagus, starting with early precancerous NDBE, which can progress to late precancerous LGD then HGD, which in turn can progress to EAC.

●	“Breakthrough Device” refers to a medical device with special designation under FDA’s Breakthrough Devices Program, established pursuant to Section 3051 of the 21st Century Cures Act and section 901 of FDA Reauthorization Act of 2017 as codified in section 515B of the FDCA, which seeks to offer patients and healthcare providers timely access to medical devices which “provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions” by speeding up their development, assessment and review through (i) enhanced communications (ii) more efficient and flexible clinical study design, including more favorable pre/post market data collection balance and (iii) priority review of regulatory submissions. Once effective, MCIT would provide each Breakthrough Device with four years of national Medicare coverage starting on the date of FDA market authorization.

●	“CE Mark” refers to “Conformité Européenne” Mark, a mark indicating that a product such as a medical device conforms to the essential requirements of the relevant European directive and may be marketed in CE Mark European countries; for medical devices and IVDs the relevant directives had been MDD and IVDD, respectively, but have been or will soon be replaced by MDR and IVDR, respectively.

●	“CE Mark European countries” refers to the European Economic Area (the European Union, Norway, Iceland, and Lichtenstein), Switzerland, and, until July 1, 2023, the United Kingdom.

●	“CFR” refers to the U.S. Code of Federal Regulations.

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●	“Class I device” refers to a medical device which, as defined by FDA based on its intended use and indications for use, generally poses the lowest risk to the patient, only requires general controls, and is usually exempt from 510(k) premarket notification.

●	“Class II device” refers to a medical device which, as defined by FDA based on its intended use and indications for use, poses moderate risk to the patient, requires both general and special controls, and is usually not exempt, requiring 510(k) premarket notification.

●	“Class III device” refers to a medical device which, as defined by FDA based on its intended use and indications for use, “supports or sustains human life or is of substantial importance in preventing impairment of human health or presents a potential, unreasonable risk of illness or injury”, generally poses the highest risk to the patient, and generally requires FDA PMA market authorization.

●	“CLIA” refers to the Clinical Laboratory Improvement Amendments of 1988 and associated regulations set forth in 42 CFR. § 493 through which CMS regulates all non-research laboratory testing performed on humans in the U.S., including LDTs.

●	“CLFS process” refers to the Clinical Laboratory Fee Schedule process which CMS uses, pursuant to 42 CFR § 414.506-509, to determine payment for clinical laboratory tests.

●	“CMS” refers to the U.S. Center for Medicare and Medicaid Services.

●	“CWRU” refers to Case Western Reserve University, the owner and licensor to Lucid of the original and derivative technologies developed by its faculty which underlie our EsoGuard and EsoCheck products.

●	“dysplasia” refers to a precursor to invasive cancer characterized by premalignant transformation which is confined to surface cells of the lining an organ and characterized by abnormal intracellular and architectural features on cytologic or histologic evaluation.

●	“EAC” refers to esophageal adenocarcinoma, the most common and highly lethal form of esophageal cancer which universally arises from BE.

●	“EGD” refers to esophagogastroduodenoscopy, or upper gastrointestinal endoscopy, an invasive diagnostic or therapeutic procedure typically performed in an ambulatory endoscopy or surgery center under intravenous anesthesia, which allows the operator to visualize, sample and in some circumstances treat conditions of the esophagus, stomach, or duodenum.

●	“endoscopic esophageal ablation” refers to a therapeutic procedure performed during EGD where abnormal surface cells lining the esophagus such as those in dysplastic BE are destroyed by subjecting them to heat (radiofrequency, microwave, direct thermal energy) or cold (cryotherapy) to prevent them for progressing to EAC.

●	“EsoCheck” refers to our EsoCheck® Cell Collection Device with Collect+Protect™ technology, a 510(k) cleared swallowable balloon capsule catheter which permits anatomically targeted and protected sampling of surface cells from the esophagus in a brief noninvasive office procedure.

●	“EsoCure” refers to the EsoCure™ Esophageal Ablation Device, an esophageal ablation device in development by PAVmed which utilizes a proprietary balloon catheter with circulating heated fluid, delivered through an endoscope’s working port, to perform direct thermal endoscopic esophageal ablation of dysplastic BE before it can progress to EAC.

●	“EsoGuard” refers to our EsoGuard® Esophageal DNA Test, a bisulfite-converted NGS DNA methylation assay, performed on surface esophageal cells collected with EsoCheck, which is commercially available in the U.S. as an LDT and has been shown to be accurate at detecting esophageal precancer and all conditions along the BE-EAC spectrum (see Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848).

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●	“FDA” refers to the U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Food, Drug, and Cosmetic Act as codified in 21 CFR.

●	“FR” refers to the U.S. Federal Register.

●	“GAAP” refers to Generally Accepted Accounting Principles, a common set of accounting principles, standards, and procedures issued by the Financial Accounting Standards Board (FASB) which public companies in the United States must follow GAAP when compiling their financial statements.

●	“GERD” refers to gastroesophageal reflux disease, commonly known as chronic heart burn, acid reflux, or just reflux, a symptomatic or asymptomatic pathologic condition where dysfunction of the muscular valve between the stomach and esophagus allows stomach fluid, including acid, to inappropriately reflux into the lower esophagus.

●	“GLP” or “Good Laboratory Practices” refers Good Laboratory Practice for Nonclinical Laboratory Studies, the FDA standards, pursuant to 21 CFR § 58, for conducting nonclinical laboratory studies that support or are intended to support applications for research or marketing permits for products regulated by the Food and Drug Administration, including medical devices for human use, to assure the quality and integrity of the safety data filed.

●	“HGD” or “high-grade dysplasia” refers to advanced dysplastic BE, a late esophageal precancer, which has progressed from LGD, and can be treated with endoscopic esophageal ablation to prevent further progression to EAC.

●	“initial stockholders” refers to the holders of our common stock issued in connection with our founding in May 2018 or granted to our management and directors pursuant to our equity incentive plan.

●	“IVD” refers to an in-vitro diagnostic medical device, defined by section 201(h) of the FDCA and codified in 21 CFR § 809.3 as “reagents, instruments, and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae, which are intended for use in the collection, preparation, and examination of specimens taken from the human body”, or similarly by the European regulators; the term is commonly used to refer to non-LDT IVD’s, which in contrast to LDT’s are generally not subject to FDA pre-market review.

●	“IVDD” refers to the In-Vitro Diagnostic Medical Devices Directive (98/79/EC) which has provided the essential requirements and conformity assessment procedure that in-vitro diagnostic medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries, including appointment of an authorized representative; those classified as a General IVD can self-certify, while all others must undergo quality management system audits and technical file review by a notified body; IVDR will replace IVDD on May 26, 2022.

●	“IVDR” refers to Regulation (EU) 2017/746, a new regulation governing the affixation of a CE Mark on and sale of IVDs in CE Mark countries, which will fully replace IVDD on May 26, 2022, with an expanded scope, risk-based classification, more rigorous clinical evidence and surveillance requirements, and more stringent documentation; all IVDs will require certification under IVDR by May 25, 2024.

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●	“LGD” or “low-grade dysplasia” refers to early dysplastic BE, which has progressed from nondysplastic BE, and can be treated with endoscopic esophageal ablation to prevent further progression to EAC or can be monitored until it progresses to HGD.

●	“LDT” or “laboratory developed test” refers to a diagnostic test, defined by FDA as “an IVD that is intended for clinical use and designed, manufactured and used within a single laboratory”, which is generally subject only to self-certification of analytical validity under the CMS CLIA program; FDA has historically exercised enforcement discretion with regard to premarket review of LDTs and last year was explicitly prohibited by HHS from such enforcement outside the formal rule-making process.

●	“medical device” refers to a device intended for human use, generally defined in section 201(h) of the FDCA as “an instrument, apparatus, implement, machine, contrivance, implant, in-vitro reagent, or other similar or related article, which is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, or intended to affect the structure or any function of the body, and which does not achieve its primary intended purposes through chemical action and which is not dependent upon being metabolized for the achievement of its primary intended purposes”, or similarly by European regulators.

●	“MCIT” refers to Medicare Coverage of Innovative Technology, a CMS final rule published at 86 FR 2987 on January 14, 2021, amending 42 CFR part 405, which established a Medicare coverage pathway to provide Medicare beneficiaries with faster access to Breakthrough Devices by providing four years of national Medicare coverage starting on the date of FDA market authorization, or a manufacturer chosen date, within 2 years thereafter; the final rule implementing MCIT was scheduled to become effective March 15, 2021 but has been delayed until December 15, 2021.

●	“MDD” refers to Medical Device Directive 93/42/EEC which has provided the essential requirements and conformity assessment procedure that medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries, including the appointment of an authorized representative and quality management system audits and technical file review by a notified body; MDR replaced MDD on May 26, 2021.

●	“MDR” refers to Regulation (EU) 2017/745, a new regulation governing the affixation of a CE Mark on and the sale of medical devices in CE Mark countries, which replaced MDD on May 26, 2021, with several new concepts and registrations, stricter oversight of manufacturers by notified bodies, universal device identification (UDI) marking, and increased post-market surveillance requirements.

●	“NDBE” or “nondysplastic BE” refers to BE which has not yet progressed to dysplasia.

●	“NGS” refers to next-generation sequencing, a rapid, scalable, and automatable, massively parallel DNA sequencing technology performed on commercially available devices with ultra-high throughput.

●	“notified body” refers to an organization which has been designated by an EU member state to use the relevant European directive’s conformity assessment procedure to assess whether a manufacturer’s product, such as a medical device, conforms to the directive’s essential requirements and may be affixed with a CE Mark and sold in CE Mark European countries.

●	“PAVmed” refers to PAVmed Inc., one of our founders and our majority stockholder.

●	“PLA code” refers to Proprietary Laboratory Assay code, a type of Current Procedural Terminology (CPT) code approved by the American Medical Association’s CPT Editorial Panel to designate a proprietary diagnostic test performed at a clinical laboratory.

●	“PMA” refers to premarket approval, the most stringent FDA premarket medical device scientific and regulatory review process, codified in 21 CFR § 814, which, due to the risk associated with Class III devices, requires sufficient valid scientific evidence in addition to general and special controls to assure that it is safe and effective for its intended use(s).

●	“QMS” or quality management system refers to a structured system of medical device procedures and processes, including design, manufacturing, supplier management, risk management, complaint handling, clinical data, storage, distribution, product labeling and document control, which complies with FDA Quality System Regulation (QSR) codified in 21 CFR § 820 and/or the International Organization for Standardization (ISO) 13485:2016 requirements.

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PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

Unless the context otherwise requires, the terms “Lucid” “the company,” “we,” “us,” “our” or similar terms in this prospectus refer to Lucid Diagnostics Inc.

Overview

We are a commercial-stage medical diagnostics technology company focused on the millions of patients with gastroesophageal reflux disease (GERD), also known as chronic heartburn, acid reflux or simply reflux, who are at risk of developing esophageal precancer and cancer, specifically highly lethal esophageal adenocarcinoma (EAC).

We believe that our lead products, the EsoGuard® Esophageal DNA Test performed on samples collected with the EsoCheck® Esophageal Cell Collection Device, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths, through early detection of esophageal precancer in at-risk GERD patients. The technologies were highlighted in the NCI’s Annual Plan and Budget Proposal for FY2020 to Congress as one of the year’s significant advances in cancer prevention. We believe EsoGuard could have as great an impact in preventing EAC deaths as widespread Pap test screening has had in preventing cervical cancer deaths.

We were formed in May 2018 as a subsidiary of our parent company, PAVmed Inc. (Nasdaq: PAVM), to license the technologies underlying EsoGuard and EsoCheck from Case Western Reserve University (CWRU). For a description of the CWRU license agreement read “Business—License Agreement.” Since our inception we have been managed pursuant to a management services agreement with PAVmed and have financed our operations through working capital advances from PAVmed. For a description of the PAVmed management services agreement and financing of our operations read “Certain Transactions—Related Party Transactions.”

In just over three years since our inception, we have advanced the technologies underlying EsoGuard and EsoCheck from the academic research laboratory to commercial products within scalable business model. EsoGuard is commercialized in the U.S. as a Laboratory Developed Test (LDT) and was granted final Medicare payment determination of $1,938.01, effective January 1, 2021. EsoCheck is commercialized in the U.S. as a 510(k)-cleared esophageal cell collection device. EsoGuard, used with EsoCheck, was granted FDA Breakthrough Device designation and is the subject of two large, actively enrolling, international multicenter PMA clinical trials.

We are proceeding with this offering and transitioning to a public company to drive a growth strategy focused on expanding commercialization across multiple channels, including establishing our own testing centers, and expanding the clinical evidence of our products’ efficacy to support our ongoing regulatory, reimbursement and commercial efforts, as well as recommendation of our products in clinical practice guidelines.

Our Leadership Team and Key Advisors

Members of our leadership team, including our executive officers, bring decades of business experience in the life sciences industry, as well as technological and clinical expertise. Lishan Aklog, M.D., our Executive Chairman since our inception, will become our Chairman and Chief Executive Officer upon consummation of this offering. Dr. Aklog has been active in the life sciences for several decades, including as an executive, entrepreneur, public company director, and corporate advisor, as well as an innovator in cardiac surgery at leading academic medical centers. Dennis M. McGrath, our Chief Financial Officer since our inception, has long served as a senior financial and chief executive, entrepreneur as well as a public and private company director in the life sciences industry, including, formerly, as Chief Executive Officer, President, and Chief Financial Officer of PhotoMedex, Inc. (Nasdaq: PHMD). Finally, David Wurtman, M.D., M.B.A., our Chief Medical Officer, has designed and executed complex clinical trials and consummated dozens of transactions as a chief executive, entrepreneur, and consultant to numerous biotechnology companies, including as co-founder, President and Chief Executive Officer of Lyric Pharmaceuticals.

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We also are fortunate to have world-renowned advisors who have played critical roles in our successful completion of key development, regulatory, and commercial milestones. Our lead strategic advisor, Stanley N. Lapidus, founded and led two of the most successful cancer early detection startup companies in history, including as President, Chief Executive Officer and Chairman of Exact Sciences Corp. (Nasdaq: EXAS). Our lead regulatory advisor, Alberto Gutierrez, Ph.D., is the Former Director of the FDA Office of In-Vitro Diagnostics and Radiological Health and its Office of In-Vitro Diagnostic Device Evaluation and Safety. Finally, our lead medical advisor and clinical trial principal investigator, Nicholas Shaheen, M.D., M.P.H. is an internationally renowned expert on esophageal disease and lead author of the ACG BE Guidelines, which include the current BE-EAC screening recommendations.

Our Opportunity – Prevent EAC Deaths

Gastroesophageal reflux disease (GERD), a pathologic condition in which stomach fluid, including acid, inappropriately refluxes into the lower esophagus, is ubiquitous and can lead to highly lethal esophageal adenocarcinoma (EAC). Our opportunity is to prevent EAC deaths through the early detection of esophageal precancer and cancer in millions of at-risk GERD patients.

In 2021, approximately 20,000 U.S. GERD patients are projected to be diagnosed with EAC and approximately 16,000 will die from it. Over 80% of EAC patients will die within five years of diagnosis, making it the second most lethal cancer in the U.S. The U.S. incidence of EAC has increased 500% over the past four decades, while the incidences of other common cancers have declined or remained flat. In nearly all cases, EAC silently progresses until it manifests itself with new symptoms of advanced disease. EAC is nearly always invasive at diagnosis, and, unlike other common cancers, mortality rates are high even in its earlier stages.

Up to 50 million, or one in four, U.S. adults have weekly GERD symptoms. Although symptoms can be ameliorated with medications, including proton pump inhibitors (PPIs) such as Nexium® and Prilosec®, medications do not prevent progression to esophageal precancer or cancer.

Barrett’s Esophagus (BE) is an esophageal precancer and complication of GERD characterized by pathologic transformation of surface esophageal cells. Dysplastic BE is a late esophageal precancer characterized by further premalignant pathologic transformation called dysplasia. All EAC is believed to arise from BE as the culmination of pathologic changes along the BE-EAC precancer-cancer spectrum—from nondysplastic BE (NDBE), to low-grade dysplastic BE (LGD), high-grade dysplastic BE (HGD) and finally EAC. Dysplastic BE can be cured with endoscopic esophageal ablation which reliably halts progression to EAC.

The subgroup of long-standing or severe GERD patients at-risk for BE and progression to EAC is well defined in clinical practice guidelines, including the American College of Gastroenterology (ACG) BE Guidelines. Risk factors include age over 50 years, male gender, White race, obesity, smoking history and a family history of BE-EAC. The ACG BE Guidelines recommend screening for patients with a five-year history of, or severe, GERD and three or more risk factors. The highest risk symptomatic GERD cohort recommended for screening consists of the estimated 13 million U.S. men over 50 with one additional risk factor. An estimated 60% of at-risk GERD patients are Medicare beneficiaries.

Unfortunately, for a variety of reasons, less than 10% of at-risk GERD patients who are recommended for screening undergo traditional invasive upper gastrointestinal endoscopy (EGD). We believe that the profound tragedy of an EAC diagnosis is that likely death could have been prevented if the at-risk GERD patient had been screened and then undergone surveillance and curative endoscopic esophageal ablation of dysplastic BE.

Since mortality rates are high even in early stage EAC, preventing EAC deaths requires detection and intervention at the precancer stage. Most of the necessary elements for such an early detection program are already well established—an at-risk population (at-risk GERD patients), a precancer (BE), and an intervention which can halt progression to EAC (endoscopic esophageal ablation). The only missing element for such an early detection program is a widespread screening tool that can detect BE prior to EAC.

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Our Solution – EsoGuard, Used with EsoCheck

We believe EsoGuard, used with EsoCheck, constitutes that missing element—the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths through early detection of esophageal precancer and cancer in at-risk GERD patients.

EsoGuard is a bisulfite-converted next-generation sequencing (NGS) DNA assay performed on surface esophageal cells collected with EsoCheck. It quantifies methylation at 31 sites on two genes, Vimentin (VIM) and Cyclin A1 (CCNA1). The assay was evaluated in a 408-patient multicenter case-control study published in Science Translational Medicine, and showed greater than 90% sensitivity and specificity at detecting esophageal precancer and all conditions along the BE-EAC spectrum, including on samples collected with EsoCheck (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848). Large ongoing clinical trials seek to replicate these results, including a prospective screening study of at-risk GERD patients. EsoGuard is commercially available in the U.S. as a Laboratory Developed Test (LDT) performed at our CLIA-certified laboratory partner, ResearchDx Inc. dba PacificDx.

EsoCheck is an FDA 510(k) and CE Mark cleared noninvasive swallowable balloon capsule catheter device capable of sampling surface esophageal cells in a less than five-minute office. It consists of a vitamin pill-sized rigid plastic capsule tethered to a thin silicone catheter from which a soft silicone balloon with textured ridges emerges to gently swab surface esophageal cells. When vacuum suction is applied, the balloon and sampled cells are pulled into the capsule, protecting them from contamination and dilution by cells outside of the targeted region during device withdrawal. We believe this proprietary Collect+Protect™ technology makes EsoCheck the only noninvasive esophageal cell collection device capable of such anatomically targeted and protected sampling. The sample is sent by overnight express mail to our third-party CLIA-certified laboratory partner for EsoGuard testing.

Current Status of EsoGuard and EsoCheck

Regulatory

In June 2019, we received FDA 510(k) clearance to market EsoCheck in the U.S. as a device indicated for use in the collection and retrieval of surface cells of the esophagus in adults. In December 2019, our CLIA-certified laboratory partner, completed documentation of EsoGuard analytical validity allowing us to commercialize it as a Laboratory Developed Test (LDT). In May 2021, we received CE Mark certification for EsoCheck, and in June 2021, we completed CE Mark self-certification for EsoGuard, indicating both may be marketed in CE Mark European countries.

Manufacturing & Logistics

EsoCheck is currently manufactured for us by our partner Sage Product Development Inc. on a line that can produce over ten thousand units per year. This year, we expect to complete transfer to a high-volume manufacturer, Coastline International Inc., increasing capacity to over one million units per year. Our EsoGuard Specimen Kits are manufactured for us by our partner ResearchDx and can be transferred to a higher volume manufacturer whenever demand dictates. The warehousing, logistics, fulfillment and customer support of our products is managed for us by our partner HealthLink International, a leading third-party logistics company.

Reimbursement

In December 2019, we secured “gapfill” determination for EsoGuard’s PLA code 0114U through the CMS CLFS process. This allowed us to engage directly with Medicare contractor Palmetto GBA and its MolDx Program on CMS payment and coverage. In October 2020, CMS granted EsoGuard final Medicare payment determination of $1,938.01, effective January 1, 2021. We are still awaiting Medicare local coverage determination from MolDx, which we understand is working to clear a significant backlog of reviews.

We are also aggressively pursuing EsoGuard U.S. private payor payment and coverage. Our first advisor board meeting with medical directors of major insurers provided positive feedback and good alignment with our strategic approach. Although the claim cycle can be prolonged during the early commercialization of a new test, PacificDx is starting to receive out-of-network private insurance payments on our behalf.

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Commercialization

Our have focused our initial EsoGuard commercialization efforts on gastroenterology (GI) physicians who have generally embraced our message that EsoGuard has the potential to expand the funnel of BE-EAC patients who will need long-term EGD surveillance and, potentially, treatment with endoscopic esophageal ablation. We have utilized a hybrid sales model with full-time sales management and approximately fifty independent sales representatives. We significantly expanded our full-time commercial team in 2021 and are actively recruiting full-time territory managers nationwide. EsoGuard testing has accelerated as pandemic-related healthcare facility limitations have eased.

We are now expanding EsoGuard commercialization to target primary care physicians (PCPs). The vast majority of at-risk GERD patients are cared for by PCPs and never see a gastroenterologist. To assure sufficient testing capacity and geographic coverage during this expansion, we are building our own network of Lucid Test Centers, where Lucid-employed clinical personnel will perform the EsoCheck procedure for EsoGuard testing. We have hired personnel and leased medical office space to launch three pilot Lucid Test Centers in the Phoenix metropolitan area. The next phase of this pilot program will be to establish an EsoGuard Telemedicine Program, in partnership with an independent third-party telemedicine provider, that can accommodate EsoGuard self-referrals from direct-to-consumer marketing.

Clinical Research & Development

Our active clinical research and development program seeks to expand the clinical evidence of our products’ efficacy to support our ongoing regulatory, reimbursement and commercial efforts. We are actively enrolling patients in two international multicenter clinical trials to support FDA PMA approval of EsoGuard, used with EsoCheck, as an IVD indicated to detect NDBE. ESOGUARD-BE-1 is a screening study which will enroll approximately 500 to 900 male GERD patients over 50 years of age with one other risk factor. ESOGUARD-BE-2 is a case control study which will enroll approximately 500 male GERD patients with a previous diagnosis of NDBE, LGD, HGD, or EAC, along with normal controls. Approximately one-half of the U.S. sites and one European site are actively enrolling. We expect to complete enrollment in both trials by the end of 2022 and submit our PMA to FDA by early 2023.

Our Growth Strategy

We believe EsoGuard’s total addressable U.S. market opportunity exceeds $25 billion based on an effective Medicare payment of $1,938 and the over 13 million U.S. male at-risk GERD patients recommended for screening by clinical practice guidelines. We believe that EsoGuard, used with EsoCheck, as the first and only commercially available test capable of serving as a widespread BE-EAC screening tool, has the potential to become the standard of care to detect esophageal precancer in at-risk GERD patients. We are proceeding with this offering and transitioning to a public company to pursue a growth strategy that seeks to realize the potential of the substantial market opportunity these groundbreaking technologies offer.

Expand EsoGuard Commercialization Across Multiple Channels

The first pillar of our overall growth strategy is to expand EsoGuard commercialization across multiple channels, targeting primary care physicians (PCPs) and consumers in addition to GI physicians. We intend to use proceeds from this proposed offering to accelerate the expansion of our sales and marketing team targeting these multiple channels.

We have the opportunity to educate PCPs that GERD can lead to EAC, and that, for the first time, they can refer their at-risk GERD patients for testing using a non-endoscopic alternative to EGD. We believe our upcoming Lucid Test Centers will play a critical role in significantly growing EsoGuard testing from PCP referrals. After completing the pilot program in Phoenix, we intend to use proceeds from this proposed offering to steadily expand our Lucid Test Centers to other metropolitan areas, first in Western U.S. states and then nationwide.

We believe that direct-to-consumer (DTC) education and marketing will help drive our long-term growth. We believe that educating consumers on the link between GERD and BE-EAC, and the availability of a simple noninvasive test to detect esophageal precancer, will encourage those at risk to consider EsoGuard testing. We intend to use proceeds from this proposed offering to launch a pilot EsoGuard Telemedicine Program with DTC marketing in Phoenix and expand it to other metropolitan areas once we demonstrate an acceptable return on investment.

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Expand Our Clinical Evidence to Support Commercialization, Reimbursement and Regulatory Efforts

The second pillar of our growth strategy is to aggressively expand the clinical evidence for our products to support our commercialization, reimbursement and regulatory efforts, as well as to secure recommendations in clinical practice guidelines, an important value creation milestone. We intend to use proceeds from this proposed offering to fund multiple ongoing and future clinical trials to build this evidence.

We seek to accelerate completion of our ongoing ESOGUARD-BE-1 and ESOGUARD-BE-2 clinical trials to support FDA PMA approval of EsoGuard, used with EsoCheck, as an IVD. We will then work with FDA, pursuant to our Breakthrough Device designation, to extend the ESOGUARD-BE-1 to enroll sufficient patients to support an expanded indication to detect dysplastic BE, a substantial but potentially highly rewarding undertaking. Finally, we are planning several EsoGuard/EsoCheck clinical utility studies, including a large registry and a study using electronic medical record screening to assess an EsoGuard-driven strategy to find BE-EAC disease in at-risk GERD patients.

Expand Our Manufacturing and Laboratory Testing Capacity

We also intend to use proceeds from this proposed offering to scale our operational capacity, enhance efficiency and improve operating margins as demand for our products grows. We will complete transfer of EsoCheck manufacturing to a high-volume partner this year, which will provide sufficient long-term manufacturing capacity and substantially lower per-unit cost of goods. We anticipated doing the same for EsoGuard Specimen Kit manufacturing as demand dictates. Although our CLIA-certified laboratory has sufficient capacity to meet EsoGuard testing for the medium-term, we believe it is in our long-term interest to secure our own CLIA-certified laboratory, to increase capacity further, streamline billing and claims management, and decrease per-test cost of goods.

Expand Our Product Portfolio

We seek to expand our product portfolio with at least two highly synergistic technologies under development—BE-EAC progression markers and PAVmed’s EsoCure device—that would create a fully integrated suite of products to address the diagnosis, monitoring and treatment of BE-EAC. We have the opportunity to license and develop biomarkers with the potential to discriminate between NDBE and dysplastic BE on samples collected with EsoCheck, which we believe would revolutionize NDBE surveillance. When dysplastic BE is identified, endoscopic esophageal ablation is indicated to cure the BE and halt progression to EAC. EsoCure has certain key features which give it the potential, once cleared and clinically available, to unseat the dominant RF ablation technology. We intend to pursue these and any other technologies which synergize with our lead products and provide the opportunity to create value.

Our Relationship with PAVmed

We are a majority-owned subsidiary of PAVmed and have depended on PAVmed to provide us various management, technical and administrative services, and the services of a number of its executives and employees prior to this offering and will continue to do so immediately following this offering.

PAVmed as Our Controlling Stockholder

PAVmed currently owns approximately 73.7% of our outstanding common stock. Upon consummation of this offering, PAVmed will continue to hold approximately [●]% of the combined voting power of our outstanding common stock (or approximately [●]% if the underwriters exercise in full their option). For as long as PAVmed continues to control more than 50% of our common stock, PAVmed will be able to direct the election of all the members of our board of directors. Similarly, PAVmed will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, to prevent a change in control of us, and to take other actions that might be favorable to PAVmed, without prior notice to other stockholders. PAVmed’s controlling interest may discourage a change of control that other holders of our common stock may favor.

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Management Service Agreement

We are party to a management services agreement with PAVmed. Under the agreement, PAVmed provides management, technical and administrative services to us, including without limitation services related to research and development, regulatory clearance, manufacture, and commercialization of our products, as well as services related to corporate financial, accounting and legal matters. Although terms of this agreement are intended to be consistent with the terms that we could have negotiated with unaffiliated third parties, however, they may actually be more or less favorable. As of the date of this prospectus, the members of our management team are PAVmed employees and are made available to us pursuant to this agreement, with certain members devoting substantially all their business time to our operations. Upon the closing of this offering, certain team members, including most of our sales operations, shall become direct employees of ours, and a portion of the compensation of our other executive officers shall be paid directly by us.

Convertible Note

On June 1, 2021, we issued a $22.4 million convertible promissory note to PAVmed, or the “Convertible Note,” in exchange for the cancellation of $22.4 million payable by us to PAVmed related to working capital advances and earned, but unpaid, management services fees. We expect PAVmed to convert the promissory note into an equivalent number of shares of Lucid common stock as provided in the promissory note prior to the consummation of this offering.

For a description of our relationship with PAVmed, read “Certain Transactions—Related Party Transactions.”

Implications of Being an Emerging Growth Company

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain disclosure and other obligations that are applicable to public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act,” being able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reduced disclosure and other obligations until we are no longer an emerging growth company.

In addition, Section 107 of the Jumpstart Our Business Startups Act, or the “JOBS Act,” provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised financial accounting standards.

We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

Risks Factor Summary

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy and to become profitable.

●	Since we have a limited operating history, and have not generated any significant revenues to date, you will have little basis upon which to evaluate our ability to achieve our business objective.

●

If private or governmental third-party payors do not maintain reimbursement for our products at adequate reimbursement rates, we may be unable to successfully commercialize our products which would limit or slow our revenue generation and likely have a material adverse effect on our business.

●	Compliance with the HIPAA security, privacy and breach notification regulations may increase our costs.

●	We have incurred operating losses since our inception and may not be able to achieve profitability.

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●	We expect to initially derive substantially all our revenues from the EsoGuard and EsoCheck products.

●	We are highly dependent on the License Agreement, the termination of which would prevent us from commercializing our products, and which imposes significant obligations on us.

●	Our ability to commercialize EsoGuard, or any other IVD that we may develop, license, or acquire, as LDTs without FDA approval, is entirely dependent on ongoing FDA continuing to exercise enforcement discretion with regard to requiring premarket review of LDTs.

●	Our products may never achieve market acceptance.

●	We may not be able to protect or enforce the intellectual property rights for the technology used in, or expected to be used in, our products, which could impair our competitive position.

●	We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management’s attention and resources, and may result in liability.

●	The markets in which we operate are attractive and other companies or institutions may develop and market novel or improved technologies, which may make the EsoGuard or EsoCheck technologies less competitive or obsolete.

●	If our third-party laboratory partner, fails to maintain CLIA-certification or otherwise meet the applicable requirements of federal or state law regulating clinical laboratories, that failure could limit or prevent its ability to perform our EsoGuard test, or any other tests which we may develop, license or acquire, affect any payor consideration of such tests, prevent their clearance or approval entirely, and/or interrupt the commercial sale and/or marketing of any such tests, cause us to incur significant expense to remedy this failure and otherwise negatively impact our business.

●	EsoGuard, or any other IVD without FDA approval we may develop, license, or acquire and market as an LDT, may not be jointly marketed as a combined product with EsoCheck without first securing FDA approval of the combined product as an IVD.

●	Clinical trials necessary to support regulatory submission will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from expanding our commercial efforts and will adversely affect our business, operating results and prospects.

●	PAVmed, our management, our initial stockholders and their respective affiliates control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

●	Certain conflicts of interest may arise between us and our officers, directors, and affiliated companies, including PAVmed, and in some cases we have waived certain rights with respect thereto.

●	We may need substantial additional funding and may be unable to raise such capital when needed, which could force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.

●	Our internal computer systems, or those used by our third-party research institution collaborators, vendors or other contractors or consultants, may suffer security breaches.

●	Our business may be adversely affected by health epidemics and or pandemics, including the COVID-19 pandemic.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases and public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

Our executive offices are located at One Grand Central Place, Suite 4600, New York, NY 10165, and our telephone number is (212) 949-4319. Our corporate website is www.luciddx.com. The information contained on or that can be assessed through our website is not incorporated by reference into this prospectus and you should not consider information on our website to be part of this prospectus or in deciding whether to purchase our securities.

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THE OFFERING

Common stock being offered	[●] shares

Common stock outstanding prior to this offering	22,308,333 shares of common stock (including 11,200,000 shares to be issued upon conversion of the Convertible Note prior to the offering)

Common stock outstanding after this offering	[●] shares

Option	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to [●] additional shares of common stock from us at the public offering price, less the underwriting discount. See “Underwriting.”

Proposed Nasdaq symbol	“LUCD”

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[●] million based upon an assumed public offering price of $[●] per share, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use these net proceeds to expand our sales infrastructure; to complete pilot launch of our Lucid Test Centers and EsoGuard Telemedicine Program and expand both regionally and nationwide; to complete our ongoing clinical trials and expand our other clinical trial activities; and to expand our manufacturing and laboratory capacity, including potentially acquiring our own CLIA-certified laboratory; and to expand our product portfolio through licensing or acquisition of synergistic technologies and support research and development of our current and future products. We anticipate that the net proceeds of this offering will be sufficient to fund these efforts. We expect to use any remainder of the net proceeds for working capital and general corporate purposes. See “Use of Proceeds” for further information on our use of proceeds from the offering.

Risk Factors	Prospective investors should carefully consider the risks set forth in “Risk Factors” beginning on page 14 before investing in the shares offered hereby.

Unless expressly indicated or the context requires otherwise, all information in this prospectus, including the number of shares that will be outstanding after this offering, is based on a total of 22,308,333 shares outstanding immediately prior to this offering, which is the sum of 11,108,333 shares outstanding as of the date hereof, and approximately 11,200,000 shares to be issued to PAVmed upon conversion of the Convertible Note PAVmed holds, prior to this offering. It excludes the effect of:

●	the issuance of up to 991,667 shares upon the exercise of options outstanding as of the date hereof, including 691,667 shares underlying options issued under our 2018 Long-Term Incentive Equity Plan, or the “Plan”; and

●	the issuance of up to 2,200,000 shares reserved, but not subject to outstanding options, under the Plan.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes no exercise by the underwriters of the option.

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SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the results of operations data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 from our audited financial statements included in this prospectus. We have derived the results of operations data for the three months ended March 31, 2021 and the balance sheet data as of March 31, 2021 from our unaudited financial statements included in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
In Thousands (Except Share and Per Share Data)	2021	2020	2020	2019
Results of Operations Data:
Net sales	—	—	—	—
Net loss	$3,653	(2,217)	$8,280	$4,421
Net loss per share	$(0.37)	(0.22)	$(0.83)	$(0.44)
Weighted average number of shares outstanding	10,003,333	10,002,564	10,003,142	10,000,000

	March 31, 2021
In Thousands (Except Share and Per Share Data)	Historical	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)		December 31, 2020
Balance Sheet Data:
Cash	$87	$4,526	$	[●]	$111
Working capital(4)	$(17,128)	$4,675		[●]	$(14,273)
Total assets	$2,073	$6,511		[●]	$2,195
Total liabilities	$18,439	$1,075		[●]	$15,713
Total stockholders’ equity (deficit)	$(16,367)	$5,436		[●]	$(13,518)

(1)

Gives effect to: (i) the issue of a Convertible Note, dated June 1, 2021, issued by us to PAVmed in exchange for the cancellation of approximately $22.4 million payable by us as due to PAVmed as of June 1, 2021; and (ii) the conversion of such Convertible Note into 11,200,000 shares of our common stock in accordance with the terms of the Convertible Note.

(2)	Gives further effect to the sale of the shares offered hereby at an assumed public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

(3)	Excludes the effect of (i) the issuance of up to 991,667 shares upon the exercise of options outstanding as of the date hereof, including 691,667 shares underlying options issued under the Plan, (ii) the issuance of 1,105,000 shares subject to forfeiture pursuant to restricted stock awards under the Plan, and (iii) the issuance of up to 2,200,000 shares reserved, but not subject to outstanding options, under the Plan.

(4)	We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

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RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in the shares of common stock offered hereby. If any of the following risk factors actually occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Associated with our Business

Since we have a limited operating history, and have not generated any significant revenues to date, you will have little basis upon which to evaluate our ability to achieve our business objective.

Since we have a limited operating history, and have not generated any significant revenues, you will have little basis upon which to evaluate our ability to achieve our business objective. We are subject to all of the problems, expenses, delays and other risks inherent in any new business, as well as problems inherent in establishing name recognition and business reputation.

Our business may be adversely affected by health epidemics and or pandemics, including the COVID-19 pandemic.

In 2019, an outbreak of a novel strain of a coronavirus occurred, which spread on a global basis to other countries, including the U.S. On March 11, 2020, the World Health Organization declared a pandemic resulting from the coronavirus, with such pandemic commonly referred to as the “COVID-19 pandemic” after the related illness. The COVID-19 pandemic is ongoing, and we continue to monitor the ongoing impact of the COVID-19 pandemic on the United States national economy, the global economy, and our business.

The COVID-19 pandemic may have an adverse impact on our operations, supply chains, and distribution systems and/or those of our contractors and our third-party CLIA-certified laboratory partner, and may increase our expenses, including because of preventive and precautionary measures being taken, restrictions on travel, quarantine polices, and social distancing. Such adverse impacts may include, for example, the inability of our employees and/or those of our contractors or laboratory partner to perform their work or curtail their services provided to us. We expect the significance of the COVID-19 pandemic, including the extent of its effect on our consolidated financial condition and consolidated operational results and cash flows, to be dictated by the success of U.S. and global efforts to mitigate and/or to contain the spread of the coronavirus, as well as the impact of those efforts.

The spread of the coronavirus also has disrupted the United States’ healthcare and healthcare regulatory systems which could divert healthcare resources away from, or materially delay FDA approval with respect to our products. In addition, our clinical trials have been, and may be further, affected by the COVID-19 pandemic, as site initiation and patient enrollment may be delayed, for example, due to prioritization of hospital resources toward the virus and/or illness response, as well as travel restrictions imposed by governments, the inability to access clinical test sites for initiation and monitoring, and the inability of our investigators to perform EGDs required by our clinical trials. Furthermore, the COVID-19 pandemic may have an adverse impact on the economies and financial markets of many countries, including the U.S., resulting in an economic downturn that could adversely affect demand for our products and services and/or our product candidates.

Although we are continuing to monitor and assess the effects of the COVID-19 pandemic on our business, the ultimate impact of the COVID-19 pandemic (or any similar health epidemic) is highly uncertain and subject to change, and therefore, its impact on our consolidated financial condition, consolidated results of operations, and/or consolidated cash flows, the adverse impact could be material.

The markets in which we operate are attractive and other companies or institutions may develop and market novel or improved technologies, which may make the EsoGuard or EsoCheck technologies less competitive or obsolete.

Given the large market opportunity for esophageal precancer screening we may face multiple competitors in the future, some of which possess significantly greater financial and other resources and development capabilities than us. Our EsoGuard test may face competition from new biomarkers also designed to detect esophageal precancer and conditions along the BE-EAC spectrum.

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The Mayo Clinic and Exact Sciences Inc. (Nasdaq: EXAS) have published preliminary data on such biomarkers and have publicly expressed a commitment to advancing them to commercialization. Investigators at Johns Hopkins University associated with a privately held firm called Capsulomics LLC have published limited data on methylation biomarkers for BE. Of note, both groups used the EsophaCap “sponge-on-a-string” cell collection device.

Other manufactures have developed noninvasive esophageal cell collection devices most notably “sponge-on-a-string” devices which may compete with EsoCheck. Two such devices, Cytosponge, previously marketed by in the U.S. by Medtronic Inc. (NYSE: MDT), and EsophaCap, manufactured by Capnostics Inc. and utilized almost exclusively for clinical research, are spherical mesh sponges encapsulated in soluble gelatin that dissolve in the stomach. The expanded sponge brushes the lining of the esophagus as it is withdrawn and retrieved. Although, unlike EsoCheck, these devices do not provide anatomic targeting nor protect their sample from dilution and contamination during device withdrawal, future biomarkers may have sufficient sensitivity to detect BE-EAC despite such dilution and contamination. These or other manufacturers may also be developing new tools that have not yet been announced that provide noninvasive esophageal cell sampling with the same or better protection from dilution and contamination as EsoCheck.

Several well-capitalized companies are developing “liquid biopsy” tests for early cancer detection based on circulating tumor DNA. Although none of these tests yet purport to detect early precancer in the bloodstream, technological advances could result in sufficient sensitivity to do so generally and for conditions along the BE-EAC spectrum. Such advances could put EsoGuard and EsoCheck at a significant competitive disadvantage in the esophageal precancer screening market as it would be logistically much simpler to send the patient for a routine blood draw instead of a specialized office procedure like EsoCheck, and patients would generally prefer such a blood draw over even a noninvasive procedure such as EsoCheck.

Additional, still unproven, technologies with the potential to compete with EsoGuard and EsoCheck in the future, include breath tests and oral tests which may be capable of identifying the presence of BE. For example, there is early data to suggest that an “electric nose” device which measures volatile organic compounds (VOCs) developed by Aeonose, The eNose Company, based in the Netherlands, may be able to identify patients with BE. Preliminary published data from Columbia University School of Medicine found differences in the oral bacterial microbiome, obtain with a simple saliva sample or oral swab, may correlate with the presence of BE.

Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, if we seek to develop other products, we may need to compete with a broad range of organizations in the U.S. and other countries that are engaged in the development, production and commercialization of diagnostic products and services. These competitors include biotechnology, diagnostic and other life science companies; academic and scientific institutions, governmental agencies, and public and private research organizations.

We may be unable to compete effectively against our competitors either because their products and services are superior or more cost efficient, or because they have access to greater resources than us. Our potential competitors may have substantially greater financial, marketing, sales, distribution, manufacturing, and technological resources. These competitors may also have broader product lines and greater name recognition than we do. Many of these competitors will have obtained FDA or other regulatory clearances or approvals, and patent protection, for their products, or are in the process of seeking such clearances, approvals, and protection. Certain of our potential competitors may commercialize their products in advance of our products. In addition, our competitors may make technical advances that render our products obsolete. We may be unable to respond to such technical advances, especially given our focus on the EsoGuard and EsoCheck technology. Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us.

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We expect to derive substantially all of our revenues from the EsoGuard and EsoCheck products.

Although we may develop additional products based on the technology underlying our EsoGuard and EsoCheck products, or other related technologies we develop, license, or acquire, we presently expect to derive substantially all of our revenues from sales of our EsoGuard and EsoCheck products. As such, any factor adversely affecting sales of our products, including the product development and release cycles, regulatory issues, intellectual property rights issues, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, and the other factors discussed in this prospectus, could adversely affect our business prospects, financial condition and results of operations, and could threaten the viability of our business.

We are highly dependent on the License Agreement, the termination of which would prevent us from commercializing our products, and which imposes significant obligations on us.

We are highly dependent on the intellectual property licensed from CWRU, pursuant to which we license the technology underlying our EsoGuard and EsoCheck products. Other products or services we may develop also may rely on the same technology. In the event that we default in the payment of any amount when due under the License Agreement, and such amount is not paid within 30 days of notice of nonpayment, CWRU may terminate the exclusivity of the license or terminate the License Agreement in full. Furthermore, if we breach the agreement, including by failing to use our commercially best efforts to achieve the milestones prescribed by the agreement, and we do not cure such breach within the applicable time period, in addition to seeking damages, CWRU could terminate the License Agreement. Any termination of the License Agreement resulting in the loss of the licensed rights would prevent us from marketing and selling the EsoGuard and EsoCheck products and any other products or services we may develop based on the same underlying technology. Any termination of the exclusivity of the license could damage our competitive position within the marketplace. In addition, disputes may also arise between us and CWRU regarding the License Agreement. If any such dispute results in an impairment of our ability to use the intellectual property, we may be unable to commercialize the EsoGuard and EsoCheck products and any other product or service we may develop based on the same underlying technology. Accordingly, any such termination or dispute could threaten the viability of our business.

Furthermore, the License Agreement imposes significant obligations on us. We will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard or EsoCheck technology, with the minimum amount rising based on prior years’ net sales of the product. The License Agreement also is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain of the milestones. The remaining milestone is the submission of a PMA application to FDA for a product using the licensed technology. Accordingly, we could be obligated to pay royalties or other amounts to CWRU even though we have generated no or limited revenue. Such payments could materially and adversely affect our profitability and could limit our investment in our business.

Our products may never achieve market acceptance.

To date, we have not generated any significant revenues. Our ability to generate revenues from product sales and to achieve profitability will depend upon our ability to successfully commercialize the EsoGuard and EsoCheck products and any other products, tests or services we develop. Because we have just begun to offer our products, tests or services for sale, we have no basis to predict whether any of our products will achieve market acceptance. A number of factors may limit the market acceptance of any of our products, including:

●	the effectiveness, reliability and safety of our products, including any potential side effects, and the other competitive features of our products, including price, as compared to alternatives;

●	the rate of adoption of our products by hospitals, doctors and nurses and acceptance by the health care community, and the ease of the ordering process for doctors;

●	guidelines and other recommendations from medical societies and other similar organizations relating to screening for, monitoring, diagnosing and treating esophageal precancer and cancer or other medical conditions for which our products are used;

●	the product labeling or product inserts required by regulatory authorities for each of our products;

●	the availability and amount of insurance or other third-party reimbursement, such as Medicare, for patients using our products;

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●	the extent and success of our marketing efforts and those of our collaborators;

●	unfavorable publicity concerning our products or similar products; and

●	in the case of FDA PMA approval of the EsoGuard combined with EsoCheck as an IVD, and in the case of any other products or services we may develop in the future, the timing of regulatory approvals of our products and market entry compared to competitive products.

The sizes of the markets for our current and future products have not been established with precision, and may be smaller than we estimate.

Our estimates of the annual total addressable markets for our current products are based on a number of internal and third-party estimates, including, without limitation, the number of patients with esophageal cancer and precancer, the number of individuals who are at a higher risk for developing cancer, and the assumed prices at which we can sell tests for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell our products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

Recommendations in published clinical practice guidelines issued by various organizations, including professional societies and federal agencies may significantly affect payors’ willingness to cover, and physicians’ willingness to prescribe, our products and services.

Long-term adoption of our products as well as payment and coverage for them may depend on their recommendation in clinical practice guidelines. These include professional society guidelines published by gastroenterology specialty societies, such as the American College of Gastroenterology (ACG), the American Gastroenterological Association (AGA), and the American Society for Gastrointestinal Endoscopy (ASGE), internal medicine and family practice societies such as the American College of Physicians (ACP) and American Academy of Family Physicians (AAFP), and oncology societies such as the American Cancer Society (ACS). These also include federal agencies and federally funded affiliates such as the U.S. Preventative Services Task Force (USPSTF) and the Agency for Healthcare Research & Quality (AHRQ). The recommendations in these clinical practice guidelines may shape payors’ coverage decisions.

The U.S. Preventative Services Task Force, or “USPSTF,” a panel of primary care physicians and epidemiologists and other national experts funded by the U.S. Department of Health and Human Services’ Agency for Healthcare Research and Quality, makes influential recommendations on clinical preventative services. We intend to seek a USPSTF recommendation in the future. The process of USPSTF recommendation development is lengthy, requires high quality supporting evidence for a positive recommendation, and the outcome of any USPSTF process is uncertain.

We expect to be dependent on third-party manufacturers since we do not expect to directly manufacture our products in the foreseeable future.

We do not expect to directly manufacture our products and expect to rely on third parties to do so for us for the foreseeable future. If our manufacturing agreements are not satisfactory, we may not be able to develop or commercialize products as planned. In addition, we may not be able to contract with third parties to manufacture our products in an economical manner. Furthermore, third-party manufacturers may not adequately perform their obligations, which may delay distribution of our products, clinical development or submission of products for regulatory clearance or approval or otherwise may impair our competitive position. We may not be able to enter into or maintain relationships with manufacturers that comply with good manufacturing practices. If a product manufacturer fails to comply with good manufacturing practices, we could experience significant delays, or we may be unable to commercialize or continue to market the products. Changes in our manufacturers could require costly new product testing and facility compliance inspections. In the United States, failure to comply with good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently if our manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sale and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which could require substantial additional funds and personnel and compliance with extensive regulations.

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Our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of consumer demand or clinical testing in a timely manner.

Our capacity to commercialize our products and conduct any clinical trials required for additional regulatory clearances or approvals will depend in part on our ability to manufacture or provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We must establish and maintain a commercial scale manufacturing process for all our products in order to meet customer demand and to complete the clinical trials required for certain regulatory clearance or approval pathways.

We have no direct experience in large-scale product manufacturing, nor do we currently have the internal resources or facilities to manufacture most of our products on a commercial scale. Accordingly, we expect to rely on third party manufacturers. We cannot guarantee that our third-party manufacturers will be able to establish or increase production and processing capacity in a timely or cost-effective manner, or at all. Our third-party manufacturers may encounter delays or other difficulties in establishing or in increasing production or processing capacity at any time that could result in delays in the commercialization of our products, in the distribution of our products, in the clinical trials for our products or in the submissions for additional regulatory clearances or approvals for our products. Any such delays could have an adverse effect on our ability to obtain regulatory clearance or approval for, commercialize and secure sales of our products.

Our EsoGuard test is performed in a single third-party laboratory facility. If demand for our EsoGuard test grows, our third-party CLIA-certified laboratory partner may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or their equipment were damaged or destroyed, or if they experience a significant disruption in their operations for any reason, our ability to continue to operate our business could be materially harmed. Further, our third-party CLIA-certified laboratory partner may terminate its contract with us which would immediately halt our ability to perform our tests and materially harm our business.

Our EsoGuard test is performed in a single third-party laboratory facility in Irvine, California pursuant to a contract with us which our partner may terminate on short notice for any or no reason. This could immediately halt our ability to perform our tests until we are able to transition to a new partner or acquire our own laboratory which would take substantial resources and time to set up for testing. This could materially harm our business for a substantial period of time.

Our third-party CLIA-certified laboratory partner’s facility, without purchasing additional lab equipment applicable to our test, is expected to have an annual capacity of approximately 100,000 tests per year. If demand for the EsoGuard test outstrips this capacity, and the laboratory fails to add additional equipment and staff, or complete, or timely complete, an expansion of its available laboratory facilities, it may significantly delay EsoGuard processing times and limit the volume of EsoGuard tests it can process, which may adversely affect our business, financial condition, and results of operation. In addition, our financial condition may be adversely affected if they are unable to complete these expansion projects on budget and otherwise on terms and conditions acceptable to us.

We cannot guarantee that our third-party CLIA-certified laboratory partner will be able to maintain or increase processing capacity in a timely or cost-effective manner, or at all. Our third-party CLIA-certified laboratory partner may encounter delays or other difficulties in maintaining or in increasing processing capacity at any time that could result in delays in the commercialization of our products, in the distribution of our products, in the clinical trials for our products or in the submissions for additional regulatory clearances or approvals for our products. Any such delays could have an adverse effect on our ability to obtain regulatory clearance or approval for, commercialize and secure sales of our products.

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If the present, or any future, laboratory facilities we utilize were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. We or our third-party CLIA-certified laboratory partner may not be able to perform our EsoGuard test or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we or our third-party CLIA-certified laboratory partner are unable to perform our EsoGuard test or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results and reputation could be materially harmed.

We may remain dependent on the sales and marketing efforts of third parties if we are unable to or choose not to develop an extensive sales and marketing staff and other resources.

We expect to continue to depend, at least in part, on the efforts of third parties (including independent sales representatives and, potentially in the future, distributors) to carry out the sales and marketing of our products. We anticipate that each third party will control the amount and timing of resources generally devoted to these activities. However, these third parties may not be able to generate demand for our products. In addition, there is a risk that these third parties will develop products competitive to ours, which would likely decrease their incentive to vigorously promote and sell our products. Various market factors may force us to expend substantially more time and resources to develop an effective internal sales infrastructure on a larger scale, requiring more capital and much sooner than we might have anticipated or budgeted. However, it may not be economical for us to market our own products, or we may be unable to effectively market our products. Therefore, our business could be harmed if we fail to enter into arrangements with third parties for the sales and marketing of our products or otherwise fail to establish sufficient marketing capabilities.

We expect to rely on courier delivery services to transport EsoCheck devices and EsoGuard Specimen Kits to physicians and other medical professionals and samples back to laboratory facilities for analysis. If these delivery services are disrupted or become prohibitively expensive, customer satisfaction and our business could be negatively impacted.

In most cases, we expect to ship EsoCheck devices EsoGuard Specimen Kits to physicians and have the physician’s office ship samples by air express courier delivery service to our third-party CLIA-certified laboratory partner for EsoGuard testing. Disruptions in delivery service, whether due to bad weather, natural disaster, labor disruptions, terrorist acts or threats, or for other reasons, can adversely affect customer satisfaction, specimen quality and our ability to provide our services on a timely basis. If the courier delivery services that transport EsoCheck devices or EsoGuard Specimen Kits institute significant price increases, our profitability would be negatively affected and we may need to identify alternative delivery methods, if possible, modify our service model, or attempt to raise our pricing, which may not be possible with regard to Medicare claims or commercially practicable with regard to commercial claims.

If we attempt to bring any other products or services to market in addition to the EsoGuard test and EsoCheck device, we likely will be required to make significant investments in research and development, which ultimately may prove unsuccessful. Our future performance may be affected by the success of products we have not yet developed, licensed, acquired.

Although there can be no assurance that we will pursue the development of any products or services other than the EsoGuard test and EsoCheck device, we may develop additional products or services based on the same underlying technologies or other technologies we develop, license, or acquire. If we attempt to bring any other such products or services to market, we likely will incur significant expenses on research and development efforts, which ultimately may prove unsuccessful.

Developing new or improved diagnostic tests and other medical products and services is a speculative and risky endeavor. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical studies or may not achieve acceptable levels of clinical accuracy. Any test we develop will need to demonstrate a high level of accuracy in clinical studies. If in a clinical study a candidate product or service fails to identify even a small number of cases, the sensitivity rate may be materially and adversely affected, and we may have to abandon the candidate product or service.

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We may need to explore a number of different designs, methods or technologies, alter our candidate products or services, and repeat clinical studies before we identify a potentially successful candidate. We may need to acquire, whether through purchase, license or otherwise, technologies owned by third parties, and we may not be able to acquire such technologies on commercially reasonable terms or at all. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a candidate product or service appears successful, we may, depending on the nature of the product or service, still need to obtain FDA and other regulatory clearances or approvals before we can market it. FDA’s clearance or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. There can be no guarantee that FDA would clear or approve any future product or service we may develop. Even if FDA clears or approves a new product or service we develop, we would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially viable. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. Our ability to develop products to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness. We may expend considerable funds and other resources on the development of our products without any guarantee that these products will be successful. If we attempt to bring, but are not successful in bringing, one or more products to market, whether because we fail to address marketplace demand, fail to develop viable products or otherwise, our results of operations could be seriously harmed.

If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise significant additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

Our officers may allocate their time to other businesses thereby potentially limiting the amount of time they devote to our affairs. This conflict of interest could have a negative impact on our operations.

Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We presently expect each of our employees to devote such amount of time as they reasonably believe is necessary to our business. All of our officers are engaged, at least to some degree, in other business endeavors and are not obligated to devote any specific number of hours to our affairs. If our officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our operations. We cannot assure you these conflicts will be resolved in our favor.

We are party to agreements pursuant to which we may be required to make payments to certain of our affiliates, which may reduce our cash flow and profits.

We are party to agreements pursuant to which we may be required to make payments to certain of our affiliates as described in “Certain Transactions.” For instance, under the License Agreement, we are required to make royalty and other payments to CWRU, which presently owns more than 5% of our outstanding common stock. In addition, we are required to make payments to PAVmed, our majority shareholder, under a management services agreement. While we believe that the agreements reflect arms’-length negotiations, we cannot assure you that such services are not available at lower cost from third parties. Any payments made to affiliates will reduce our cash flow and profits.

Our ability to be successful will be dependent upon the efforts of our key personnel.

Our ability to successfully carry out our business plan is dependent upon the efforts of our key personnel. We cannot assure you that any of our key personnel will remain with us for the immediate or foreseeable future. The unexpected loss of the services of our key personnel could have a detrimental effect on us. We may also be unable to attract and retain additional key personnel in the future. An inability to do so may impact our ability to continue and grow our operations.

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Our business may suffer if we are unable to manage our growth.

If we fail to effectively manage our growth, our ability to execute our business strategy could be impaired. The anticipated rapid growth of our business may place a strain on our management, operations and financial systems. We may need to improve existing systems and controls or implement new systems and controls in response to anticipated growth.

We may conduct business internationally, in which case our business, financial condition and results of operations could be adversely affected by the political and economic conditions of countries other than the U.S.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of countries other than the U.S. in which we conduct business. These factors include:

●	differences in clinical practices, needs, products, modalities and preferences;

●	differences in legal and regulatory requirements and approvals, permits and licenses for our products, and difficulties in complying with unclear product regulations in various jurisdictions, including the changing regulation in Europe with regard to medical device and IVD regulations;

●	complexities associated with managing multiple payer reimbursement regimes, public payers or patient self-pay systems, and the complexity of compliance with local standard contractual requirements to access public customers and payers;

●	logistics and regulations associated with shipping tissue samples or complying with local regulations concerning the analysis of tissue, including infrastructure conditions and transportation delays;

●	limits in our ability to access or penetrate international markets if we are not able to process tests locally;

●	variability in sterilization requirements for medical devices;

●	challenges in implementing educational programs required by our approach to doing business;

●	competition from local and regional product offerings;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our tests, and exposure to foreign currency exchange rate fluctuations;

●	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

●	import or export licensing requirements or restrictions imposed by governments;

●	potentially burdensome taxation and adverse changes in foreign tax;

●	adverse changes in laws and governmental policies, especially those affecting healthcare, trade and investment;

●	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate.

●	the threat that our operations or property could be subject to nationalization and expropriation;

●	political and economic instability, including the threat of war, terrorist attacks, epidemic or civil unrest;

●	pandemics, such as the coronavirus, the Ebola virus, the enterovirus and the avian flu, which may adversely affect our workforce as well as our local suppliers and customers;

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●	challenges associated with cultural differences, languages and distance;

●	differing labor standards and employment laws;

●	differing levels of protection of intellectual property;

●	differing data protection laws and restrictions or prohibitions of transmitting personal data, including patient data, from foreign jurisdictions to our centralized laboratories in the U.S.; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over the activities of our salesforce and distributors that may fall within the purview of the U.S. F.C.P.A., its books and records provisions or its anti-bribery provisions, or similar anti-bribery or anti-corruption laws or regulations, such as the U.K. Anti-bribery Act and the U.K. Criminal Finances Act.

Adverse results in material litigation matters could have a material adverse effect upon our business.

We may become subject in the ordinary course of business to material legal actions related to, among other things, intellectual property disputes, contract disputes, data and privacy issues, professional liability and employee-related matters. We may also receive inquiries and requests for information from governmental agencies and bodies, including CMS or private payors, requesting comment and/or information on allegations of billing irregularities, billing and pricing arrangements, or privacy practices that are brought to its attention through audits or third parties. Legal actions could result in substantial monetary damages, as well as damage to our reputation with customers and diversion of the attention of our management, which could have a material adverse effect upon its business.

Risks Associated with Healthcare Regulation, Billing and Reimbursement, and Product Safety and Effectiveness

Our ability to market EsoGuard, or any other IVD that we may develop, license, or acquire, as LDTs without FDA approval, is entirely dependent on FDA continuing to exercise enforcement discretion with regard to requiring premarket review of LDTs. If FDA ceases to exercise, or modifies how it exercises, this discretion through guidance documents, formal rulemaking, departmental directive, executive order or pursuant to legislation, we may be abruptly forced to halt commercialization of these diagnostic tests until we are able satisfy FDA’s modified enforcement regime, or until we secure FDA approval for these IVDs.

EsoGuard is currently being marketed as an LDT and has not received FDA approval to be marketed as an IVD. We would very likely also choose to market as LDTs, at least initially, any other IVD without FDA approval that we may develop, license, or acquire.

FDA defines an LDT as “an IVD that is intended for clinical use and designed, manufactured and used within a single laboratory.” Thus, LDTs are considered “devices”, specifically IVDs, as defined by the FDCA. FDA has long maintained that it has clear regulatory authority over LDTs and could, therefore, require them to fully comply with the regulatory requirements governing device safety and effectiveness. FDA, however, has generally not enforced these regulatory requirements for LDTs and has generally not required LDTs to undergo FDA premarket review of analytical validity and clinical validity, as other IVDs must. For over a decade, FDA has expressed the opinion that its enforcement discretion was based on the fact that, historically, most LDTs were low-risk, and that it has become concerned about insufficient regulatory oversight over increasingly high-risk LDTs. FDA has also exercised enforcement discretion of elements of its “single laboratory” definition of LDTs which by strict interpretation would require the LDT to have been “designed” at the “single laboratory” and not transferred from another research or commercial laboratory. FDA has demonstrated its position that it has regulatory authority over all IVDs, by choosing to fully exercise its authority for certain classes of “single laboratory” IVDs which would satisfy its definition of an LDT, such as direct-to-consumer tests that do not involve a health care provider.

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In July 2010, FDA announced its intent to reconsider its long-standing policy of enforcement discretion with respect to LDTs after identifying issues with several high-risk LDTs and hosted a public workshop to gather feedback from industry stakeholders. In October 2014, FDA published two draft guidance documents describing a proposed risk-based framework under which it might regulate LDTs. FDA’s draft framework proposed, among other things, premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved or cleared diagnostics currently on the market. In November 2015, FDA issued a report citing evidence for the need for additional regulation of LDTs and stated FDA is continuing to work to finalize premarket review requirements for LDTs. However, in November 2016, FDA announced it would not issue a final guidance for LDTs. In January 2017, FDA issued a Discussion Paper on LDTs, which confirmed it would not finalize guidance on the regulation of LDTs to allow more time for public discussion and time for the congressional authorizing committees to develop a legislative solution. In March 2020, the bipartisan Verifying Accurate Leading-edge IVCT Development (VALID) Act of 2020, which seeks to revamp the regulatory framework of diagnostic tests, including LDTs, was introduced in both chambers of the 116th Congress but was never brought to a vote. The VALID Act is expected to be reintroduced in 2021. In August 2020, the Department of Health and Human Services (HHS) announced that, effective immediately, it was rescinding all guidance, compliance manuals, website statements, or other informal issuances concerning FDA premarket review of LDTs, and that FDA may not require premarket review of LDTs absent a formal notice-and-comment rulemaking process.

The long-standing ambiguity of the regulatory status for LDTs makes it impossible for us to predict the future regulatory status of LDTs, and if or when it may be substantially modified through guidance documents, formal rulemaking, departmental directive, executive order or pursuant to legislation. For example, the current administration could abruptly rescind the August 2020 HHS directive of the prior administration, which could restore FDA regulatory authority over LDTs and herald a return to enforcement discretion. Similarly, passage of the VALID Act could usher a new era of full FDA oversight of LDTs. We cannot predict the potential effect of such shifts in LDT regulation on EsoGuard or any other LDT we may develop, license or acquire, or the potential impact of such shifts on our business, financial condition or results of operation.

Our business could also be materially affected if FDA regains enforcement discretion and modifies it, for example, to require that LDTs be truly “home brewed” at a single laboratory, since EsoGuard was designed and developed at the CWRU laboratory and transferred to our third-party CLIA-certified laboratory partner which performs the test. It could also be materially affected if FDA is granted broader authority and a mandate to regulate LDTs, through pending legislation such as the VALID Act. If any of these were to occur, we may be required to change business plans regarding the development and commercialization of EsoGuard and any other LDTs we develop, license or acquire. They may significantly slow the time it would take us to bring LDTs to market, may materially increase the costs of developing, and decrease the profitability of providing, EsoGuard and any other LDTs we may develop, license or acquire, and may prevent us from commercializing certain products or services. We cannot provide any assurance that FDA clearance or approval will not be required in the future for EsoGuard or any other LDTs we develop, license or acquire, whether as a result of additional guidance or regulations issued by FDA, new enforcement policies adopted by FDA or new legislation adopted by Congress. It is possible that legislation will be enacted into law, regulations could be promulgated or guidance could be issued by FDA that may result in increased regulatory burdens for us to continue to offer diagnostic tests or to develop and introduce new tests. Moreover, if pre-market review is required by FDA or if we decide to voluntarily pursue FDA’s pre-market review for any of our IVDs, there can be no assurance that they will be approved, or timely approved, nor can there be assurance that labeling claims will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our tests. If pre-market review is required, our business could be negatively impacted as a result of commercial delay that may be caused by any new requirements.

If our third-party laboratory partner, fails to maintain CLIA-certification or otherwise meet the applicable requirements of federal or state law regulating clinical laboratories, that failure could limit or prevent its ability to perform our EsoGuard test, or any other tests which we may develop, license or acquire, affect any payor consideration of such tests, prevent their clearance or approval entirely, and/or interrupt the commercial sale and/or marketing of any such tests, cause us to incur significant expense to remedy this failure and otherwise negatively impact our business.

The third-party CLIA-certified laboratory partner which performs the EsoGuard test, like all clinical laboratories which perform non-research laboratory testing on human samples in the U.S., is regulated by CMS through CLIA and associated federal regulations set forth in 42 CFR § 493, as well as through other federal and state laws and regulations. Federal CLIA requirements and laws of certain states impose certification requirements for clinical laboratories, establish standards for quality assurance and quality control, among other things. Some state laws restrict laboratory marketing activities, which may adversely affect our ability to market our laboratory services. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If our third-party CLIA-certified laboratory partner fails to maintain CLIA-certification or otherwise meet the applicable requirements of federal or state law, that failure could adversely limit or prevent its ability to perform our EsoGuard test, or any other diagnostic tests which we may develop, license or acquire, affect any payor consideration of such tests, prevent their clearance or approval entirely, and/or interrupt the commercial sale and/or marketing of any such tests, cause us to incur significant expense to remedy this failure and otherwise negatively impact our business.

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EsoGuard, or any other IVD without FDA approval we may develop, license, or acquire and market as an LDT, may not be jointly marketed as a combined product with EsoCheck without first securing FDA approval of the combined product as an IVD. If FDA deems that we are jointly marketing such an IVD with EsoCheck without FDA approval of the combined product as and IVD, we would be subject to FDA enforcement action which could limit or halt commercialization of our products, and result in FDA sanctions which could severely impact our business.

EsoCheck has received FDA 510(k) clearance permitting us to market it in the U.S. as a cell collection device indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older. EsoGuard, on the other hand, has not received FDA approval to be marketed as an IVD and is being marketed as an LDT. As such we must market EsoGuard and EsoCheck as separate products. Jointly marketing EsoGuard, or any other IVD that we develop, license or acquire, as a combined product with EsoCheck would require us to secure FDA approval of the combined product as an IVD. If we were to jointly market such products, even inadvertently, without such FDA approval we would be subject to FDA enforcement actions which could result in fines, unanticipated compliance expenditures, recall or seizures of our products, total or partial suspension of production or distribution, restrictions on labeling and promotion, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Responding to such actions could cause us to incur significant expense, limit or halt commercialization of our products and severely impact our business.

Securing FDA approval of EsoGuard, or any other IVD we may develop, license, or acquire, as an IVD, separately or as a combined product with EsoCheck, is a complex process requiring substantial time, commitment of resources and expense without any assurance that FDA will grant such approval.

FDA has indicated to us through its pre-submission process that jointly marketing EsoGuard combined with EsoCheck as an IVD would be subject to PMA premarket approval, the most stringent FDA premarket medical device scientific and regulatory review process, which requires sufficient valid scientific evidence in addition to general and special controls to assure that it is safe and effective for its intended use(s). Any other IVD we may develop, license, or acquire, would likely also require PMA premarket approval to be marketed with EsoCheck as an IVD. If we choose, or are required, as a result of changes in LDT regulation, to secure FDA approval of EsoGuard, or any other IVD we may develop, license or acquire, as an IVD, even if not combined with EsoCheck, we expect we would this require FDA PMA approval.

The process of securing FDA PMA approval is complex and requires substantial time, commitment of resources and expense. The process may take many years to complete, and approval may never be obtained. It requires us to demonstrate with substantial evidence, gathered in preclinical and large, complex well-controlled clinical trials, that the planned product is safe and effective for use for as intended. We may not conduct such a trial or may not successfully enroll or complete any such trial, if required. Any products we may develop may not achieve the required primary endpoint in the clinical trial and may not receive regulatory approval. We must also demonstrate that the manufacturing facilities, processes and controls for any products we may develop are adequate.

There can be no assurance that FDA will ever permit us to market EsoGuard, used with EsoCheck, as a combined product or any new product or service that we develop. Also, any regulatory clearance or approval of a product, once obtained, may be withdrawn. If we are unable to successfully obtain or maintain regulatory clearance or approval to sell any products we may develop in the U.S., our business, financial condition, results of operations and growth prospects could be adversely affected. Furthermore, delays in receipt of clearances or approvals could materially delay or prevent us from commercializing our products and services or result in substantial additional costs that could decrease our profitability. Even if we were to successfully obtain and maintain regulatory clearance or approval for a product, any clearance or approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

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FDA can delay, limit, or deny clearance or approval of a future product for many reasons, including but not limited to:

●	a future product may not be deemed to be safe and effective;

●	FDA officials may not find the data from clinical and preclinical studies sufficient;

●	FDA may not approve our or our third-party manufacturer’s processes or facilities; or

●	FDA may change its clearance or approval policies or adopt new regulations.

If any products we may develop fail to demonstrate safety and efficacy, or otherwise do not gain regulatory clearance or approval, our business and results of operations will be materially and adversely harmed.

Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

We intend to seek distribution and marketing partners for one or more of the products we are developing in foreign countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Approval by FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file, we may not receive necessary approvals to commercialize our products in any market.

Modifications to our cleared or approved products may require new clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

For any product approved pursuant to a PMA, we are required to seek supplemental approval for many types of changes to the approved product, for which we will need to determine whether a PMA supplement or other regulatory filing is needed or whether the change may be reported via the PMA Annual Report. Similarly, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires new 510(k) clearance or, possibly, approval of a new PMA. If the FDA requires us to seek approvals or clearances for modifications to our previously approved or cleared products, for which we concluded that new approvals or clearances are unnecessary, we may be required to cease marketing or distribution of our products or to recall the modified product until we obtain the approval or clearance, and we may be subject to significant regulatory fines or penalties. Foreign regulatory regimes may have comparable requirements, which present the same or substantially similar risks.

Clinical trials necessary to support regulatory submission will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from expanding our commercial efforts and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support regulatory submission will be time-consuming and expensive and their outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in early or later clinical trials. For example, the results of the studies to date on EsoGuard may not be replicated by the clinical trials being undertaken to obtain PMA approval of the use of EsoGuard and EsoCheck together as an IVD.

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Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by patients enrolled as subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks, discomforts or expenditures. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy may be required and we may not adequately develop such protocols to support clearance and approval. Further, FDA may require us to submit data on a greater number of patients than it originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis for any clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

We expect to depend on clinical investigators, medical institutions and contract research organizations to perform the clinical trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for EsoGuard and any other products we may develop. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market EsoGuard and any other products we may develop, license or acquire, or to achieve sustained profitability.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if any of our clinical trials are completed as planned, it cannot be certain that study results will support product candidate claims or that FDA or foreign regulatory authorities will agree with our conclusions regarding them. Success in pre-clinical evaluation and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

If our clinical studies do not satisfy providers, payors, patients and others as to the reliability and performance of our EsoGuard test and the EsoCheck device, or any other product or service we may develop and seek to commercialize, we may experience reluctance or refusal on the part of physicians to order, and third-party payors to pay for, such test.

Although we have received FDA 510(k) clearance to market EsoCheck, and EsoGuard is performed at our third-party CLIA-certified laboratory partner may be marketed as an LDT, if the results of any research and clinical studies conducted by us, including those conducted for the purpose of obtaining FDA approval of the combined EsoGuard and EsoCheck product as an IVD, and our sales and marketing activities relating to communication of these results, do not convince guidelines organizations, physicians and other healthcare providers, third-party payors and patients that EsoGuard and EsoCheck are safe and effective, we may experience reluctance or refusal on the part of physicians to order, and third-party payors to pay for, EsoGuard or EsoCheck, which could adversely affect our business prospects. Likewise, if the results of our research and clinical studies and our sales and marketing activities relating to new products or services we may develop and seek to commercialize in the future do not convince FDA and other regulators, guidelines organizations, physicians and other healthcare providers, third-party payors and patients that such other products and services are safe and reliable, those tests may not receive or sustain necessary regulatory clearances or approvals and we may experience reluctance or refusal on the part of physicians to order, and third-party payors to pay for, those tests, which could adversely affect our business prospects.

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If the validity of an informed consent for a clinical trial of one of our products was challenged, we could be subject to fines, penalties, litigation, or regulatory sanctions, or other adverse consequences, including invalidating or requiring us to repeat clinical trials which could negatively affect our business and results of operations.

Our products are the subject of multiple clinical trials and we anticipate they will continue to be so in the future. We have implemented measures to ensure that data and biological samples that we receive have been collected from, and any procedures that have been performed using our products have been on, subjects who have provided appropriate informed consent. We also act as a sponsor of clinical trials in connection with the development of our tests, which are frequently conducted in collaboration with different parties. We seek to receive approval from an ethical review board, or institutional review board, or “IRB,” for projects that meet the definition of “human subjects research,” which includes review and approval of processes for subject informed consent and authorization for use of personal information or waivers thereof. We could conduct clinical trials in a number of different countries. When we utilize clinical research contractor or partner with other third parties, we rely upon them to comply with the requirements to obtain the subject’s informed consent and to comply with applicable laws and regulations. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. Those informed consents could be challenged and prove invalid, unlawful, or otherwise inadequate for our purposes. Any such findings against us, could force us to stop accessing or using data and samples or servicing or conducting clinical trials, which would hinder our product offerings or development. We could also become involved in legal actions, which could consume our management and financial resources.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing cancer tests and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

We must maintain top service standards and FDA-mandated and other quality controls. Past or future performance or accuracy defects, incomplete or improper process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payers’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

EsoCheck and any other products we develop that receive regulatory clearance or approval will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Even after regulatory clearance or approval has been obtained for our products, the cleared or approved product and its manufacturer remain subject to continual review by FDA or non-U.S. regulatory authorities. Our cleared or approved products may be subject to limitations on the indicated uses for which the product may be marketed, as in the case of the FDA 510(k) marketing clearance for our EsoCheck cell collection device. Furthermore, future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. There is a risk that FDA may modify or withdraw the approval of a product if the results of a post-approval study are not satisfactory or are inconsistent with previous studies. We may rely on third parties, such as contract research organizations, medical institutions and clinical investigators to conduct any post-approval studies. We will have limited control over the activities of these third parties and any post-approval studies may be delayed or halted prior to its completion for reasons outside our control.

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In addition, we and our cleared or approved products will be subject to extensive and ongoing regulatory requirements by FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. We and our contract manufacturers also will be required to comply with current good manufacturing practice, or “cGMP,” regulations regarding the manufacture of our products, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture medical devices, and these facilities are subject to continual review and periodic inspections by FDA and other regulatory authorities for compliance with cGMP regulations. Operations at these facilities could be interrupted or halted if FDA or other governmental agency deems the findings of such inspections unsatisfactory.

Failure to comply with FDA or other regulatory requirements could result in fines, unanticipated compliance expenditures, recall or seizures of our products, total or partial suspension of production or distribution, restrictions on labeling and promotion, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring recall of the product from the market or suspension of manufacturing. We also may voluntarily recall a product. Any recalls could have an adverse effect on our ability to provide our products, which in turn would adversely affect our financial condition.

If we are found to be promoting the use of our devices for unapproved or “off-label” uses or engaging in other noncompliant activities, we may be subject to recalls, seizures, fines, penalties, injunctions, adverse publicity, prosecution, or other adverse actions, resulting in damage to our reputation and business.

Our labeling, advertising, promotional materials and user training materials must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Obtaining 510(k) clearance or PMA approval only permits us to promote our products for the uses specifically cleared by FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians and consumers may use our products off-label because FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine nor is there oversight on patient use of over-the-counter devices. Although we may request additional cleared indications for our current products, FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

If FDA determines that our labeling, advertising, promotional materials, or user training materials, or representations made by our personnel, include the promotion of an off-label use for the device, or that we have made false or misleading or inadequately substantiated promotional claims, or claims that could potentially change the regulatory status of the product, the agency could take the position that these materials have misbranded our devices and request that we modify our labeling, advertising, or user training or promotional materials and/or subject us to regulatory or legal enforcement actions, including the issuance of an Untitled Letter or a Warning Letter, injunction, seizure, recall, adverse publicity, civil penalties, criminal penalties, or other adverse actions. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider our labeling, advertising, promotional, or user training materials to constitute promotion of an unapproved use, which could result in significant fines, penalties, or other adverse actions under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, we would be subject to extensive fines and penalties and our reputation could be damaged and adoption of the products would be impaired. Although we intend to refrain from statements that could be considered off-label promotion of our products, FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, any such off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims, and such claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

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Clinical laboratories and medical diagnostic companies are subject to extensive and frequently changing federal, state, and local laws. We could be subject to significant fines and penalties if we or our third-party CLIA-certified laboratory partners fail to comply with these laws and regulations.

As a provider of clinical diagnostic products and services, we and our third-party CLIA-certified laboratory partners are subject to extensive and frequently changing federal, state, and local laws and regulations governing various other aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

●	test ordering and billing practices;

●	marketing, sales and pricing practices;

●	health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws;

●	insurance;

●	anti-markup legislation; and

●	consumer protection.

We are also required to comply with FDA regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC, and advertising of laboratory services is regulated by certain state laws. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC or state law requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA, FTC and state regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our EsoGuard test and EsoCheck device has been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If we or our partners fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, any such partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

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We intend to operate patient service centers where prescribing physicians can send patients for EsoGuard testing, including undergoing specimen collection using EsoCheck. These patient service centers are subject to federal and state regulations which may be burdensome, costly or difficult to comply with. Failure to comply with these regulations could result in sanctions, fines or other enforcement actions which may be costly, time-consuming and limit our ability to utilize them and adversely impact our business.

As part of our commercialization efforts for EsoGuard, we intend to establish and operate patient service centers in one or more states where a licensed health care professional, employed or contracted by us, will perform the esophageal cell collection procedure using EsoCheck and then package the specimen for transport to our third-party CLIA-certified laboratory partner. The patient service centers may be deemed laboratory draw stations or outpatient centers or clinics, which may be subject to state licensure and operating requirements. In addition, states may require personnel performing the specimen collection procedure to be licensed and may require collaboration with or supervision by a physician. The health care professionals may also be subject to malpractice claims. We will need to purchase insurance policies to cover such claims but the coverage limits on such policies may be insufficient to cover any monetary awards for damages granted for such claims. In certain states, our patient service centers may trigger the corporate practice of medicine doctrine, a general prohibition in some jurisdictions against non-licensed individuals or corporations owning medical practices or employing physicians and other licensed HCPs. In many states, a general business corporation cannot directly employ health care professionals or enter any arrangement where the physicians or the healthcare professional is in any way controlled or directed by the corporation. Complying with these state regulations can be complex, burdensome and costly and we may be unable to do so in certain states, limiting our commercialization efforts and business in those states. The patient service centers may be subject to additional state regulations relating to the distribution of the collection devices, test orders, patient consents, medical necessity requirements and billing regulations.

Our failure to comply with these regulations in the operation of these patient service centers or in managing the personnel interacting with patients at these centers could subject us to sanctions, fines or other enforcement actions. Responding to these actions may be costly and time-consuming and may require us to cease operations at these centers which may limit our commercialization efforts and adversely impact our business.

We intend to engage with one or more third-party telemedicine companies to provide physicians to evaluate patients who respond to our direct-to-consumer (DTC) marketing activities seeking EsoGuard testing and, if clinically indicated, refer the patient to our patient service centers to undergo EsoCheck specimen collection for EsoGuard testing. Telemedicine, and its specific use in conjunction with DTC, is subject to numerous federal and state regulations and faces particularly intense scrutiny by these regulators. If we fail to comply with federal healthcare regulations, we could face substantial penalties, sanctions, fines or prosecution and our business, operations and financial condition could be adversely affected.

One pillar of our growth strategy is to expand EsoGuard commercialization across multiple channels, including direct-to-consumer (DTC) marketing. Patients with chronic heartburn who respond to DTC advertising of our products or to consumer-oriented educational material we provide, or who otherwise become aware of the availability of a simple noninvasive test to screen for esophageal precancer may seek EsoGuard testing. We intend to facilitate access to EsoGuard testing for such patients by contracting with one or more third-party telemedicine companies who will provide physicians to evaluate such a patient via video communications, determine whether EsoGuard testing is clinically indicated based on the patient’s history and condition, and order an EsoGuard test by referring the patient to one of our patient service centers where the patient would undergo EsoCheck specimen collection for EsoGuard testing by our third-party CLIA-certified laboratory partner. The EsoGuard test result would then be sent directly to the prescribing telemedicine physician who, based on the test result, would refer the patient to a gastroenterologist for further care.

The logistics required to manage the patient’s journey through such a DTC/telemedicine program, in a manner which is compliant with all applicable regulations, are complex and require very careful coordination between us and our third-party telemedicine and laboratory partners broadly operating within our quality management system. Our activities and the activities of our third-party partners on our behalf within this DTC/telemedicine program are subject to numerous federal and state regulations. The telemedicine provider itself may be subject to additional state regulations relating to the corporate practice of medicine, test orders, patient consents, medical necessity requirements and billing regulations. Telemedicine, and its specific use in conjunction with DTC, faces particularly intense scrutiny from regulators due to numerous cases of companies failing to operate in this space with a properly functioning regulatory and compliance infrastructure. For example, in recent years, the federal government has conducted several major investigations into the use of telemedicine to generate orders or prescriptions for laboratory tests, pharmaceuticals, durable medical equipment and other ancillary items and services that are billed to Medicare and other federal health care program (FHCPs). In such cases, the supplier that received the order or prescription and billed for the ancillary item or service would compensate the telemedicine provider (or management company) for the patient consultation because the actual telehealth service may not be a covered service or meet the coverage requirements under the Medicare or other FHCPs (due to lack of provider-patient relationship or audio-only modality). The Department of Justice has prosecuted providers on the legal theory that this is akin to a kickback or bribe in the form of remuneration paid to the telemedicine provider or management company for the order or prescription itself, whether the ancillary item or service was medically necessary.

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The complexities of these regulations have required us to establish a costly and substantial regulatory and compliance infrastructure for the DTC/telemedicine program, including retaining multiple legal and regulatory consultants with specific expertise in this space and a special Quality & Compliance Committee of our board of directors to provide board-level oversight. Our contracts with our third-party telemedicine and laboratory partners are also complex, as are the standard operating procedures that our quality management system requires all parties to meticulously follow. Despite these measures, we cannot guarantee that our personnel or those of our third-party partners will comply with the applicable regulations at all times. If any such personnel fail to comply with regulations, we could face substantial penalties, sanctions, fines or prosecution and our business, operations and financial condition could be adversely affected.

Many aspects of our business, beyond the specific elements described above are subject to complex, intertwined, costly and/or burdensome federal health care laws and regulations which may open to interpretation and be subject to varying levels of discretionary enforcement. If we fail to comply with these laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and do not expect to control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

●	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

●	the U.S. Foreign Corrupt Practices Act, or “FCPA,” which prohibits payments or the provision of anything of value to foreign officials for the purpose of obtaining or keeping business;

●	the federal False Claims Act, or “FCA,” which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

●	the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information, and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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The PPACA, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

In 2018, Congress passed Eliminating Kickbacks in Recovery Act, or “EKRA,” as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. Similar to the Anti-Kickback Statute, EKRA imposes criminal penalties for knowing or willful payment or offer, or solicitation or receipt, of any remuneration, whether directly or indirectly, overtly or covertly, in cash or in kind, in exchange for the referral or inducement of laboratory testing (among other healthcare services) unless a specific exception applies. However, unlike the Anti-Kickback Statute, EKRA is not limited to services covered by federal or state healthcare programs but applies more broadly to services covered by “healthcare benefit programs,” including commercial insurers. As currently drafted, EKRA potentially expands the universe of arrangements that could be subject to government enforcement under federal fraud and abuse laws. In addition, while the Anti-Kickback Statute includes certain exceptions that are widely relied upon in the healthcare industry, not all of those same exceptions apply under EKRA. Because EKRA is a relatively new law, there is no agency guidance or court precedent to indicate how and to what extent it will be applied and enforced. We cannot assure you that our relationships with healthcare providers, sales representatives, hospitals, customers, or any other party will not be subject to scrutiny or will survive regulatory challenge under EKRA.

Recently, the medical device industry has been under heightened scrutiny as the subject of government investigations and regulatory or legal enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of us being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against that action and the underlying alleged violations, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If private or governmental third-party payors do not maintain reimbursement for our products at adequate reimbursement rates, we may be unable to successfully commercialize our products which would limit or slow our revenue generation and likely have a material adverse effect on our business.

Successful commercialization of our EsoGuard test and EsoCheck device, and of any other product or service we develop, license or acquire depends, in large part, on the availability of adequate reimbursement from private or governmental third-party payors.

EsoGuard’s PLA code 0114U has been granted “gapfill” determination through the CMS CLFS process, allowing us to engage directly with Medicare Administrative Contractor (MAC) Palmetto GBA, whose Molecular Diagnostics Program (MolDx) performs technical assessment of molecular diagnostic tests on behalf of itself and other MACs. We submitted EsoGuard payment and coverage dossiers to MolDx in 2020. Although CMS granted EsoGuard final Medicare payment determination of $1,938.01, effective January 1, 2021, we are awaiting Medicare local coverage determination from MolDx, where the Covid-19 pandemic and change of administrations has resulted in a significant backlog of local coverage reviews. We have no information on when MolDx will complete its technical assessment of our dossier, cannot predict whether or not it will grant EsoGuard local coverage determination and whether other MACs will utilize the MolDx determination.

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Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products. As a result, there is uncertainty surrounding whether EsoGuard or EsoCheck, or any other product or service we develop, will be eligible for coverage by third-party payors or, if eligible for coverage, what the reimbursement rates will be. Reimbursement of esophageal precancer and cancer screening by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technologies are sufficiently sensitive and specific for esophageal cancer and precancer; not experimental or investigational; approved or recommended by the major guidelines organizations; reliable, safe and effective; medically necessary; appropriate for the specific patient; and cost-effective.

Coverage determinations and reimbursement rates are also subject to the effects of federal and state coverage mandates and other healthcare regulations and reform initiatives as described below. As noted below, federal and state coverage mandates may be deemed not to apply to EsoGuard and EsoCheck, may be interpreted in a manner unfavorable to us, may be difficult to enforce and are subject to repeal or modification. For example, the Patient Protection and Affordable Care Act, or the “PPACA,” may be repealed or materially modified, in whole or in part, or replaced with an alternative legal framework governing healthcare matter. Such repeal, modification or replacement may eliminate or modify coverage mandates for preventive services, and any such elimination or modification may have an adverse effect on our business prospects.

In addition to the risk of adverse reimbursement decisions, we also may experience material delays in obtaining such reimbursement decisions and payment for our EsoGuard test and EsoCheck device that are beyond our control. Further, there can be no assurance that CMS and other third-party payors who initially decide to cover our products will continue to do so. Coverage determinations and reimbursement rates are subject to change, including as a result of reimbursement rate adjustments under the Protecting Access to Medicare Act of 2014, or “PAMA,” as described below, and we cannot guarantee that even if we initially achieve coverage and adequate reimbursement rates, they will continue to be applicable to our products in the future. Furthermore, it is possible that Medicare or other federal payors that provide reimbursement for our tests may suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us.

We may pursue a variety of strategies to increase commercial payor coverage and reimbursement of EsoGuard, used with EsoCheck, and any other product or service we may develop. In certain situations, where we believe payors are obligated to cover EsoGuard under federal and state laws that mandate coverage for certain esophageal precancer and cancer screening tests, we may sue to enforce coverage obligations or pursue similar tactics. Such litigation and tactics may be costly, may divert management attention from other responsibilities, may cause payors, including those not directly involved in any litigation, to resist contracting with us, and may ultimately prove unsuccessful.

If we are unable to obtain favorable decisions from third-party payors, including CMS and managed care organizations, approving reimbursement at adequate levels for our EsoGuard test and EsoCheck device, and any other product or service we may develop, or if coverage is later revoked or reimbursement levels are reduced, our commercial success will be compromised, our ability to raise capital may be restricted and our revenues would be significantly limited. Healthcare providers may be reluctant to prescribe our products if they believe that reimbursement for the test will not be available for a significant number of their patients.

Even where a third-party payor agrees to cover EsoGuard and EsoCheck at an adequate reimbursement rate, other factors may have a significant impact on the actual reimbursement we receive for an EsoGuard test or EsoCheck device from that payor. For example, if we do not have a contract with a given payor, we may be deemed an “out-of-network” provider by that payor, which could result in the payor allocating a portion of the cost of the EsoGuard test or EsoCheck device to the patient, notwithstanding any applicable coverage mandate. We may be unsuccessful in our efforts to enter into, or maintain, a network contract with a given payor, and we expect that our network status with a given payor may change from time to time for a variety of reasons, many of which may be outside our control. To the extent EsoGuard or EsoCheck is out of network for a given payor, physicians may be less likely to prescribe EsoGuard and EsoCheck for their patients and their patients may be less likely to comply with those prescriptions that are written. Also, some payors may require that they give prior authorization for an EsoGuard test or EsoCheck device before they are willing to pay for it or review claims post-service to ensure the service was medically appropriate for specific patients. Prior authorization and other medical management practices may require that we, patients or physicians provide the payor with extensive medical records and other information. Prior authorization and other medical management practices impose a significant additional cost on us, may be difficult to comply with given our position as a laboratory that generally does not have direct access to patient medical records, may make physicians less likely to prescribe EsoGuard and EsoCheck for their patients, and may make patients less likely to comply with physician orders for EsoGuard and EsoCheck, all or any of which may have an adverse effect on our revenues. Payment rates also may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the U.S.

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The regulations that govern pricing and reimbursement for new products vary widely from country to country, and may adversely affect the pricing, coverage and reimbursement rates of our products in other countries.

The regulations that govern pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing clearance or approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory clearance or approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. In addition, to obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in the EsoGuard and EsoCheck products and any other products, tests or services we develop, even if our products obtain regulatory approval.

Due to billing complexities in the diagnostic and laboratory service industry, we may not be able to collect payment for the EsoGuard tests we perform.

Billing for diagnostic and laboratory services is a complex process. Laboratories bill many different payors including patients, private insurance companies, Medicare, Medicaid, and employer groups, all of which have different billing requirements. We are continuing to work with third-party payors to cover and reimburse EsoGuard tests. If we are unsuccessful, we may not receive payment for EsoGuard tests we perform for patients on a timely basis, if at all, and we may not be able to provide services for patients with certain healthcare plans. We may face lawsuits by government or commercial payors if they believe they have overpaid us for our EsoGuard test services. We may face write-offs of doubtful accounts, disputes with payors and patients, and long collection cycles. We may face patient dissatisfaction, complaints or lawsuits, including to the extent EsoGuard tests are not fully covered by insurers and patients become responsible for all or part of the price of the test. As a result, patient compliance in fulfilling prescriptions for EsoGuard could be adversely affected. To the extent patients express dissatisfaction with our billing practices to their physicians, those physicians may be less likely to prescribe EsoGuard for other patients, and our business would be adversely affected.

Even if payors do agree to cover EsoGuard, our billing and collections process may be complicated by the following and other factors, which may be beyond our control:

●	disputes among payors as to which payor is responsible for payment;

●	disparity in coverage among various payors or among various healthcare plans offered by a single payor;

●	payer medical management requirements, including prior authorization requirements;

●	differing information and billing requirements among payors; and

●	failure by patients or physicians to provide complete and correct billing information.

Furthermore, our contracts with a commercial payor may not permit us to bill patients insured by that payor for amounts beyond deductibles, co-payments and co-insurance as prescribed in the coverage agreement between the payor and the patients. Moreover, when contracted payors do not cover an EsoGuard test, for example, for failure to satisfy prior-authorization or other payor medical management requirements, we may not be permitted to collect the balance from the patient and our business may be adversely impacted.

The uncertainty of receiving payment for our EsoGuard test and complex laboratory billing processes could negatively affect our business and our operating results.

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Healthcare reform measures could hinder or prevent our products’ commercial success.

In the U.S., there have been, and we expect there will continue to be, ongoing legislative and regulatory changes to the healthcare system which could affect our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that could result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or “PPACA,” was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs. The PPACA, among other things, also could result in the imposition of injunctions.

While the U.S. Supreme Court has repeatedly upheld the constitutionality of most elements of the PPACA, other legal challenges are still pending final adjudication in several jurisdictions. Although efforts in Congress to repeal the PPACA have repeatedly fallen short, there are a number of ongoing legislative initiatives to modify it. At this time, it remains unclear whether there will be any changes made to the PPACA. We cannot assure you that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. Medicare reimbursement for all products and services, including ours, remains highly susceptible to threats of automatic reductions triggered by budgetary shortfalls. Such payments are subject to recovery of purported overpayment for several years. We cannot predict the initiatives that may be adopted in the future or their full impact. We cannot predict whether any additional legislative changes will affect our business.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

●	our ability to set a price that we believe is fair for our products;

●	our ability to generate revenue and achieve or maintain profitability; and

●	the availability of capital.

Further, changes in regulatory requirements and guidance may occur, both in the United States and in foreign countries, and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to an IRB for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug and medical device products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have all raised concerns about potential safety issues. These events have resulted in the recall and withdrawal of medical device products, revisions to product labeling that further limit use of products and establishment of risk management programs that may, for instance, restrict distribution of certain products or require safety surveillance or patient education. The increased attention to safety issues may result in a more cautious approach by FDA or other regulatory authorities to clinical studies and the medical device approval process. Adverse event data from clinical studies may receive greater scrutiny with respect to product safety, which may make FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion, or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain products, FDA or other regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

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We face uncertainty related to healthcare reform, pricing, coverage and reimbursement, which could reduce our revenue.

Healthcare reform laws, including the PPACA and PAMA, are significantly affecting the U.S. healthcare and medical services industry. Recently passed legislation and possible future legal and regulatory changes, including potential repeal or modification of the PPACA, or approval of health plans that allow lower levels of coverage for preventive services, could substantially change the structure and finances of the health insurance system and the methodology for reimbursing medical services, drugs and devices, including our current and future products and services. Healthcare reforms, which may intend to reduce healthcare costs, may have the effect of discouraging third-party payors from covering certain kinds of medical products and services, particularly newly developed technologies, such as our EsoGuard test or EsoCheck device, or any other products or services we develop. We cannot predict whether future healthcare reform initiatives will be implemented at the federal or state level or the effect any such future legislation or regulation will have on us. The taxes imposed by new legislation, cost reduction measures and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, which may adversely affect our business, financial condition and results of operations.

Because Medicare currently covers a significant portion of the patients in the current targeted screening population for EsoGuard, any reduction in the CMS reimbursement rate for EsoGuard would negatively affect our revenues and our business prospects. There can be no assurance under PAMA that adequate CMS reimbursement rates will initially be assigned or will continue to be assigned to our tests. Further, it is possible that Medicare or other federal payors that provide reimbursement for our tests in the future may later suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us. Any such action could have a negative impact on our revenues.

Our products may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory clearance or approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing clearance or approval.

All clinical trials have a substantial risk of failing to meet their safety or effectiveness endpoints. EsoCheck is our only product which has received FDA marketing clearance in the U.S. EsoGuard is currently marketed as an LDT without FDA approval as an IVD. It is impossible to predict when or if EsoGuard, or any other products we are develop, license or acquire, including EsoGuard, used with EsoCheck, as a combined IVD product, will prove safe and effective and receive regulatory approval as an IVD. Undesirable side effects caused by any products we are developing could cause us or regulatory authorities to interrupt, delay or halt any required clinical trials. They could also result in a more restrictive label or the delay or denial of regulatory clearance or approval by FDA or other comparable foreign regulatory authority.

Additionally, after receipt of marketing clearance or approval of any products we may develop, if we or others later identify undesirable side effects or even deaths caused by such products, a number of potentially significant negative consequences could result, including:

●	we may be forced to recall such product and suspend the marketing of such product;

●	regulatory authorities may withdraw their clearance or approval of such product;

●	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

●	FDA or other regulatory bodies may issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

●	FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies, or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;

●	we may be required to change the way the product is administered or conduct additional clinical trials;

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●	we could be sued and held liable for harm caused to subjects or patients;

●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product.

We intend to market our products in Europe, however major changes in the EU regulation of medical devices and IVDs may make it burdensome, costly and impossible to successfully do so, which could adversely impact our business.

We recently received CE Mark certification for EsoCheck under MDD and completed CE Mark self-certification for EsoGuard, which qualifies as a General IVD, under IVDD, indicating that both may be marketed in CE Mark European countries, namely the European Economic Area (the European Union, Norway, Iceland, and Lichtenstein), Switzerland, and, until July 1, 2023, the United Kingdom. MDD, which refers to Medical Device Directive 93/42/EEC, has provided the essential requirements and conformity assessment procedure that medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries for nearly three decades but is now obsolete and has been replaced by MDR, which refers to Regulation (EU) 2017/745 and incorporates several new concepts and registrations, stricter oversight of manufacturers by notified bodies, universal device identification (UDI) marking, and increased post-market surveillance requirements. Similarly, IVDD, which refers to In-Vitro Diagnostic Medical Devices Directive (98/79/EC), has provided the essential requirements and conformity assessment procedure that in-vitro diagnostic medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries for over twenty years but will become obsolete and replaced in 2022 with IVDR, which refers to Regulation (EU) 2017/746, and has an expanded scope, risk-based classification, more rigorous clinical evidence and surveillance requirements, and more stringent documentation. Both MDR and IVDR have sunset provisions for medical device and IVD certifications under MDD and IVD, respectively. Both EsoGuard and EsoCheck will require recertification under their stricter regulations in the coming years. Failure to secure these recertifications under MDR and IVDR will halt our ability to commercialize our products in the CE Mark European countries. In addition, the United Kingdom, which is a major target market for us, has left the European Union (“Brexit”) and will transition from CE Mark certification to its own UKCA certification mark. If we fail to secure UKCA mark certification for our products before CE Mark certification expires in the UK, we will no longer be able to commercialize our products there, which may adversely impact our business.

Our medical products may in the future be subject to product recalls that could harm our reputation, business, and financial results.

FDA has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. In the case of FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. FDA requires that certain classifications of recalls be reported to FDA within ten working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of FDA. If FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect its sales. In addition, FDA could take enforcement action for failing to report the recalls when they were conducted. No recalls of our medical products have been reported to FDA.

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If our medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting regulations, medical device manufacturers are required to report to FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. If we fail to report these events to FDA within the required timeframes, or at all, FDA could take enforcement action against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our products.

We face an inherent risk of product liability exposure related to the sale of the EsoGuard and EsoCheck products and any other products we develop. The marketing, sale and use of our products could lead to the filing of product liability claims against us if someone alleges product failures, product malfunctions, manufacturing flaws, or design defects resulted in injury to patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that a product we developed caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products;

●	injury to our reputation and significant negative media attention;

●	withdrawal of patients from clinical studies or cancellation of studies;

●	significant costs to defend the related litigation and distraction to our management team;

●	substantial monetary awards to patients;

●	loss of revenue; and

●	the inability to commercialize any products that we may develop.

In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Compliance with the HIPAA security, privacy and breach notification regulations may increase our costs.

The HIPAA privacy, security and breach notification regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the uses and disclosures of protected health information, or “PHI,” by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and security of PHI. The regulations establish a complex regulatory framework on a variety of subjects, including:

●	the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services, and our healthcare operations activities;

●	a patient’s rights to access, amend and receive an accounting of certain disclosures of PHI;

●	requirements to notify individuals if there is a breach of their PHI;

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●	the contents of notices of privacy practices for PHI;

●	administrative, technical and physical safeguards required of entities that use or receive PHI; and

●	the protection of computing systems maintaining electronic PHI.

We have implemented practices intended to meet the requirements of the HIPAA privacy, security and breach notification regulations, as required by law. We are required to comply with federal privacy, security and breach notification regulations as well as varying state privacy, security and breach notification laws and regulations, which may be more stringent than federal HIPAA requirements. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable data, without patient authorization, for purposes other than payment, treatment, healthcare operations and certain other specified disclosures such as public health and governmental oversight of the healthcare industry.

HIPAA provides for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. Computer networks are always vulnerable to breach and unauthorized persons may in the future be able to exploit weaknesses in the security systems of our computer networks and gain access to PHI. Additionally, we share PHI with third-parties who are legally obligated to safeguard and maintain the confidentiality of PHI. Unauthorized persons may be able to gain access to PHI stored in such third-parties computer networks. Any wrongful use or disclosure of PHI by us or such third-parties, including disclosure due to data theft or unauthorized access to our or our third-parties computer networks, could subject us to fines or penalties that could adversely affect our business and results of operations. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could also incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the rules and regulations of the CMS, FDA, and other comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

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Risks Associated with Our Intellectual Property and Technology Infrastructure

We may not be able to protect or enforce the intellectual property rights for the technology used in, or expected to be used in, our products, which could impair our competitive position.

Our success depends significantly on our ability to protect the patents, trademarks, trade secrets, copyrights and the other intellectual property rights for the technology used, or expected to be used, in our products. We rely primarily on patent protection and trade secrets, including the patents to the EsoGuard and EsoCheck technologies licensed by us from CWRU, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect the technology and other intellectual property on which we rely. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage. In addition, although we have the right to direct CWRU to seek patent protection for the EsoGuard and EsoCheck technology in additional countries, we have limited control over the prosecution of any such application and have limited control over CWRU’s other intellectual property practices as they relate to the EsoGuard and EsoCheck technologies. Despite our intellectual property rights practices, it may be possible for a third party to copy or otherwise obtain and use the technology on which we rely without authorization, develop similar technology independently or design around our patents. Furthermore, protecting intellectual property rights is costly and time consuming. We are responsible for the costs of CWRU in preparing, filing and prosecuting any patents related to the EsoGuard technology (subject to a provision for cost sharing in the event CWRU grants additional licenses to the technology, none of which would be permitted to overlap with our field of use).

Patents relied on by us may expire or may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related technologies. If any of the patents fails to protect the technology used by us, it would make it easier for our competitors to offer similar products. In addition, there is no assurance that competitors will not be able to design around the patents. Upon expiration of the patents, we may lose some of our rights to exclude others from making, using, selling, or importing products using the technology based on the expired patents. We cannot be assured that any pending or future patent applications for the technology on which we rely will result in the issuance of a patent to us. The U.S. Patent and Trademark Office, or the “PTO,” may deny or require significant narrowing of claims in the patent applications, and patents issued as a result of the patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO.

We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and/or intellectual property assignment agreements with our team members, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. Our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons.

We also rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Common law trademarks provide less protection than registered trademarks.

Furthermore, we may not be able to obtain patent protection and other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope.

Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

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We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management’s attention and resources, and may result in liability.

The medical device industry is characterized by vigorous protection and pursuit of intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. From time to time, third parties may assert against us or CWRU their patent, copyright, trademark, and other intellectual property rights relating to technologies that are important to our business. Searches for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, information which is not publicly available, just as claimed trademark rights may not be revealed through our searches. We may be subject to claims that our team members or CWRU’s personnel have disclosed, or that we have used, or CWRU has used, trade secrets or other proprietary information of our team members’ or CWRU’s personnel’s former employers. Our efforts to identify and avoid infringing upon third parties’ intellectual property rights may not always be successful. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly, time consuming and may divert the efforts and attention of our management and technical personnel. In addition, we may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. In any infringement litigation against CWRU relating to the EsoGuard technology, we will have the right to assume the defense of such suit at our expense.

Any claims of patent or other intellectual property infringement against us or CWRU, even those without merit, could:

●	increase the cost of our products;

●	be expensive and/or time consuming to defend;

●	result in our being required to pay significant damages to third parties;

●	force us to cease making or selling products that incorporate the challenged intellectual property;

●	require us to redesign, reengineer or rebrand our products and technologies;

●	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property on terms that may not be favorable or acceptable to us;

●	require us to develop alternative non-infringing technology, which could require significant effort and expense;

●	require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;

●	result in our customers or potential customers deferring or limiting their purchase or use of the affected products impacted by the claims until the claims are resolved; and

●	otherwise have a material adverse effect on our business.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our financial condition and results of operations.

Competitors may violate the intellectual property rights for the technology used in, or expected to be used in, our products, and we may bring litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert our attention from implementing our business strategy.

We believe that the success of our business will depend, in significant part, on obtaining patent protection for our products and technologies, defending our patents and preserving our trade secrets and other proprietary intellectual property rights. Our failure to pursue any potential claim could result in the loss of our proprietary intellectual property rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. Future litigation could result in significant costs and divert the attention of our management and key personnel from our business operations and the implementation of our business strategy.

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Failure in our information technology, storage systems or our clinical laboratory equipment could significantly disrupt our operations and our research and development efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology, or “IT,” systems that support our operations and our research and development efforts, and those IT systems within the control of our contract manufacturers and contract laboratories, including at our clinical laboratory. We are substantially dependent on those IT systems to receive and process EsoGuard test orders, securely store patient health records and deliver the results of our EsoGuard tests. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts including cyberattacks, and natural disasters. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, and the precautionary measures taken by our contract parties, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our clinical laboratory, could adversely affect our ability to operate our business. Any interruption in the operation of IT systems could have an adverse effect on our operations.

System upgrades, enhancements and replacements, as well as new systems, are required from time to time, and require significant expenditures and allocation of valuable employee resources. Delays in integration or disruptions to our business from implementation of these new or upgraded systems could have a material adverse impact on our financial condition and operating results. There can be no assurance that our process of improving existing systems, developing new systems to support our expanding operations, integrating new systems, protecting confidential patient information, and improving service levels will not be delayed or that additional systems issues will not arise in the future. Failure to adequately protect and maintain the integrity of our information systems issues and data may result in a material adverse effect on our financial position, results of operations and cash flows.

Our internal computer systems, or those used by our third-party research institution collaborators, vendors or other contractors or consultants, may suffer security breaches.

In the ordinary course of our business, we and our contract manufacturers and contract laboratories store sensitive data, including intellectual property, proprietary business information, personally identifiable information of our employees and patient health records, in our data centers and on our networks. The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Despite the implementation of security measures by us and by our contractors, our internal computer systems and those of our contractors may be vulnerable to security breaches and damage from computer viruses, unauthorized access and ransomware attacks, including the unauthorized encryption of data stored on our computer network. Any such breach or attack could materially affect business operations and result in a loss of data, damage to our IT systems, or inappropriate disclosure of confidential or proprietary information, including protected health information, which is protected by HIPAA and other laws. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, damage to our reputation, and delays in the commercialization of our products. In addition, we could incur additional cost, expense and the diversion of time and resources to recover from such an attack, and any such attach could cause our management to conclude that our disclosure controls and procedures were not effective.

Risks Associated with Our Financial Condition

We have incurred operating losses since our inception and may not be able to achieve profitability.

We have incurred net losses since our inception. For the three months ended March 31, 2021, and for the year ended December 31, 2020, we had a net loss of $3.7 million and $8.3 million, respectively. To date, we have financed our operations through working capital advances from PAVmed, our parent company. Our ability to generate sufficient revenue from any of our products in development, and to transition to profitability and generate consistent positive cash flows is dependent upon factors that may be outside of our control. Following this offering, we expect that our operating expenses will continue to increase as we continue to develop, pursue regulatory clearance or approval for and commercialize our products, build our manufacturing, sales and other commercial infrastructure, and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future.

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We have incurred recurring losses to date, which raised substantial doubt about our ability to continue as a going concern, although such doubt has been alleviated by PAVmed’s agreement to continue to fund our operations.

We are subject to all of the risks and uncertainties typically faced by a medical device and diagnostic company devoting substantially all its efforts to the commercialization of its initial products and services and ongoing research and development activities and clinical trials. We have incurred recurring losses and expect to experience recurring losses from operations, which raised substantial doubt about our ability to continue as a going concern within one year from the filing of this registration statement. PAVmed has agreed to continue to fund our operations, as discussed elsewhere in this prospectus, for one year from the date of the issue of our (unaudited) condensed financial statements. Based on the continued funding by PAVmed the substantial doubt is alleviated. See Note 1 to our unaudited financial statements for the three months ended March 31, 2021 and Note 1 to our audited financial statements for the year ended December 31, 2020, included elsewhere in this prospectus.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.

We intend to continue to make investments to support our business growth. Because we have not generated any revenue or cash flow to date, we may require additional funds to:

●	continue our research and development including existing and new clinical trials;

●	pursue additional regulatory clearances and approvals for our products;

●	protect our intellectual property rights or defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

●	fund our operations;

●	manufacture and distribute our products; and

●	promote market acceptance of our products.

Our need for additional funds may be affected by:

●	the cost and timing of expanding our sales, marketing and distribution capabilities;

●	the effect of competing technological and market developments; and

●	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock, and may contain other terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay product development initiatives or license to third parties the rights to commercialize products or technologies that we would otherwise seek to market. We also may have to reduce manufacturing, distribution, marketing, customer support or other resources devoted to our products.

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Our quarterly operating results could be subject to significant fluctuation, which could increase the volatility of our stock price and cause losses to our stockholders.

Our results of operations, including our revenue and profits, assuming we are able to successfully commercialize the EsoGuard and EsoCheck products, may fluctuate significantly, depending on a variety of factors, including the following:

●	our success in marketing and selling, and changes in demand for, our products, and the level of reimbursement and collection obtained for our products;

●	seasonal variations affecting physician recommendations for esophageal precancer and cancer screenings and patient compliance with physician recommendations, including without limitation holidays, weather events, and circumstances such as the outbreak of COVID-19, influenza or other disease that may limit patient access to medical practices for preventive services such as esophageal precancer and cancer screening;

●	our success in collecting payments from third-party payors, patients and collaborative partners, variation in the timing of these payments and recognition of these payments as revenues;

●	the pricing of our products, including potential changes in CMS reimbursement rates or other reimbursement rates;

●	circumstances affecting our ability to provide our products, including weather events, supply shortages, or regulatory or other circumstances that adversely affect our ability to manufacture our products or process tests in our clinical laboratory;

●	fluctuations in the amount and timing of our selling and marketing costs and our ability to manage costs and expenses and effectively implement our business; and

●	our research and development activities, including the timing of costly clinical trials.

Risks Associated with Our Relationship with PAVmed

PAVmed, our management, our initial stockholders and their respective affiliates control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

PAVmed currently owns approximately 73.7% of our outstanding common stock. Following PAVmed’s expected conversion, prior to this offering, of the convertible promissory note it holds, PAVmed will hold [●]% of our outstanding common stock. Upon consummation of this offering, PAVmed will hold approximately [●]% of the combined voting power of our outstanding common stock (or approximately [●]% if the underwriters exercise in full their option) and will remain our controlling stockholder. Accordingly, PAVmed generally will control the outcome of any transaction that requires stockholder approval. This means that, for the foreseeable future, investors in this offering will not have a meaningful voice in our corporate affairs and that the control of our company will be concentrated with PAVmed. For as long as PAVmed continues to control more than 50% of our common stock, PAVmed will be able to direct the election of all the members of our board of directors. In addition, until such time as PAVmed beneficially owns shares of our common stock representing less than a majority of the votes entitled to be cast by the holders of outstanding voting stock, PAVmed will have the ability to take stockholder action without the vote of any other stockholder and without having to call a stockholder meeting, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. Similarly, PAVmed will have the ability to prevent the approval of any action submitted to the stockholders. If PAVmed does not provide any requisite consent allowing us to take any such action when requested, we will not be able to engage in the related activities and, as a result, our business and our operating results may be harmed.

PAVmed’s voting control and its additional rights described above may discourage transactions involving a change of control of us, including transactions in which holders of our common stock might otherwise receive a premium for their shares over the then-current market price. PAVmed is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the other stockholders and without providing for a purchase of our other shares of common stock. Accordingly, shares of common stock held by our other stockholders may be worth less than they would be if PAVmed did not maintain voting control over us or have the additional rights described above.

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PAVmed’s interests and objectives as a stockholder may not align with, or may even directly conflict with, your interests and objectives as a stockholder. For example, PAVmed may be more or less interested in us entering into a transaction or conducting an activity due to the impact such transaction or activity may have on PAVmed as a company, independent of us. In such instances, PAVmed may exercise its control over us in a way that is beneficial to PAVmed, and you will not be able to affect the outcome so long as PAVmed continues to hold a majority of the shareholder votes.

In the event PAVmed is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of PAVmed and may do so in a manner that could vary significantly from that of PAVmed.

With the goal of mitigating such control risks, we have decided not to seek exemption as a “controlled company” from the corporate governance rules of Nasdaq, and therefore will be bound by the same corporate governance principles as other public companies, including the requirement that a majority of our directors be independent and that we maintain audit, compensation and nominating committees comprised of independent directors. However, our decision not to rely on the “controlled company” exemption could change. Although we do not anticipate changing our decision, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), we could choose to rely on this exemption in the future to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require us to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors. Any decision to rely on the “controlled company” exemption will be disclosed in our annual proxy statement.

Certain conflicts of interest may arise between us and our officers, directors, and affiliated companies, including PAVmed, and in some cases we have waived certain rights with respect thereto.

Certain of our officers have fiduciary obligations to other companies and organizations engaged in medical device business activities, namely PAVmed. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our business. In addition, some of our directors and executive officers own equity awards based on PAVmed’s common stock, and some of our directors are executive officers and/or directors of PAVmed. Ownership of equity awards based on PAVmed’s common stock by our directors and officers after this offering and the presence of executive officers or directors of PAVmed on our board of directors could create or appear to create conflicts of interest with respect to matters involving both us and PAVmed that could have different implications for PAVmed than they do for us.

Our certificate of incorporation includes a provision stating that we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities, that are presented to our officers, directors, employees or stockholders, or affiliates thereof, who are also officers, directors, employees or stockholders of PAVmed or affiliates thereof, each a “PAVmed Party,” and in which a PAVmed Party may have an interest or expectancy, a “PAVmed Opportunity,” except as may be prescribed by any written agreement between us and PAVmed approved by our Board of Directors. In addition, no PAVmed Party will be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of a PAVmed Party pursuing or acquiring any PAVmed Opportunity. Pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device or developing and commercializing other products that use or enhance the same underlying technology.

As a result of the foregoing, a potential business opportunity may be presented by certain members of our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in such a transaction. In addition, if any PAVmed Party becomes aware of a potential business opportunity that is a PAVmed Opportunity (other than those specified in the management services agreement), including any such opportunity relating to any other diagnostic test or medical device, he or she will be entitled to present those opportunities to another PAVmed Party prior to presenting them to us. Accordingly, any conflicts of interest among us and our officers, directors, stockholders or their affiliates, including PAVmed and certain of our officers and directors, relating to business opportunities may not be resolved in our favor, and in cases where the business opportunity is a PAVmed Opportunity and it is presented to another PAVmed Party, we have waived our right to monetary damages in the event of any such conflict.

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Furthermore, PAVmed, our majority shareholder, operates in the medical device industry. As a result, PAVmed may produce devices that compete directly or indirectly with our products. While PAVmed will not pursue any opportunity related to commercializing the EsoGuard diagnostic test or the EsoCheck cell collection device or developing and commercializing other products that use or enhance the same underlying technology, there can be no assurance that PAVmed will not engage in increased competition with us in the future. PAVmed could assert control over us in a manner which could impede our growth or our ability to enter new markets or otherwise adversely affect our business. PAVmed could utilize its control over us to cause us to take or refrain from taking certain actions, including with respect to entering into relationships with sales, marketing, distribution, technology and other partners, enforcing our intellectual property rights, and pursuing corporate opportunities or product development initiatives, which could adversely affect our competitive position, including our competitive position relative to that of PAVmed in markets where we may compete with them in the future. If any of these scenarios were to materialize, our market share could be reduced, which could have an adverse impact on our results of operations.

Our historical financial information as a subsidiary of PAVmed may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented or what they would have been if we were managed independently. The historical costs and expenses reflected in our combined financial statements include charges under the management services agreement for management, technical and administrative services provided by PAVmed, including centralized legal, accounting, tax, treasury, information technology and other corporate services and infrastructure costs. We will continue to incur these charges after the consummation of this offering, until such time as our Board of Directors determines to terminate the management services agreement or amend the scope of services to be provided thereby. We and PAVmed believe these charges are reasonable reflections of the utilization levels of these services in support of our business. The historical financial information, however, is not necessarily indicative of our future results of operations, financial position, cash flows or costs and expenses. We have not made adjustments to reflect the changes that will occur in our cost structure, funding and operations as a result of our separation from PAVmed, such as increased costs associated with being a publicly traded, stand-alone company. We also have not made adjustments to reflect the many significant changes that will occur in our cost structure, funding and operations once our Board of Directors determines that we should be managed independently and terminates the management services agreement or amends the scope of the services to be provided thereby, including changes in our employee base, potential increased costs associated with reduced economies of scale, increased marketing expenses and increased administrative expenses. For additional information, see “Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and notes thereto.

Our ability to operate our business effectively may suffer if the management services agreement with PAVmed is insufficient to meet our needs or if, upon the termination of the management services agreement, we do not cost-effectively establish our own fully functional financial, administrative, operational and other support systems in order to operate as a stand-alone company.

As a majority-owned subsidiary of PAVmed, we have historically relied on the financial resources and the services provided by PAVmed pursuant to a management services agreement to operate our business. The management services agreement covers a variety of matters and provides for our use of PAVmed’s office space and personnel for management, technical and administrative services. See “Certain Transactions—Relationship With PAVmed —Management Services Agreement.”

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We will continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines it would be in our best interest to engage a dedicated management team. Upon termination or amendment of the management services agreement, we may need to create our own financial, administrative, operational and other support systems or contract with third parties to replace PAVmed’s systems. As such systems will be new, it may take additional time to fully implement and stabilize these systems. In order to successfully implement our own systems and operate as a stand-alone business, we must be able to attract and retain a number of highly skilled employees.

The services provided under the management services agreement may not be sufficient to meet our needs and, after we terminate the management services agreement, we may not be able to replace these services or facilities at favorable costs and on favorable terms, if at all. Any gap in the services provided by PAVmed, or failure or significant downtime in our own financial or administrative systems once established, could result in unexpected costs, impact our results and/or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis and could materially harm our business, financial condition, results of operations and cash flows.

In order to preserve the ability for PAVmed to distribute its shares of our common stock on a tax-free basis for U.S. federal income tax purposes, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for PAVmed to effect a spin-off of our company that is tax-free for U.S. federal income tax purposes. PAVmed has advised us that it does not have any present intention or plans to undertake any spin-off. However, PAVmed may wish to preserve its ability to engage in a spin-off in the future. If PAVmed decides to retain its ability to effectuate a spin-off, it may use its controlling position to prevent us from raising capital, effectuating acquisitions or providing equity incentives to our employees. This could cause us to forgo capital raising or acquisition opportunities that would otherwise be available to us. As a result, we may be precluded from pursuing certain growth initiatives.

Third parties may seek to hold us responsible for liabilities of PAVmed, which could result in a decrease in our income.

Third parties may seek to hold us responsible for PAVmed’s liabilities. Likewise, our relationship with PAVmed, as a larger company and our majority shareholder, may make us more of a target for litigation than we otherwise would be on our own. If are ultimately responsible for any such liabilities, it could have a material adverse effect on our business, financial condition and results of operations.

Any disputes that arise between us and PAVmed with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between PAVmed and us in a number of areas relating to our past and ongoing relationships, including:

●	employee allocation, retention and recruiting;

●	the nature, quality, and pricing of the services PAVmed has agreed to provide us; and

●	business opportunities that may be attractive to both PAVmed and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

PAVmed’s ability to control our board of directors and company may make it difficult for us to recruit high-quality independent directors and employees.

So long as PAVmed beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, PAVmed can effectively control and direct our board of directors and our company generally. Further, the interests of PAVmed and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors or become our employees may decline.

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Risks Associated with this Offering

You will experience immediate and substantial dilution.

The difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering constitutes the dilution to the investors in this offering. Our initial stockholders acquired their securities prior to this offering at substantially less than investors are paying in this offering, significantly contributing to this dilution. Upon consummation of this offering, investors in the common stock will incur an immediate and substantial dilution of approximately [●]%, or $[●] per share (the difference between the pro forma as adjusted net tangible book value per share $[●], and the assumed offering price of $[●] per share). This is because investors in this offering will be contributing approximately [●]% of the total amount paid to us for our outstanding securities after this offering but will only own [●]% of our outstanding securities. See “Dilution” beginning on page 57. Accordingly, the per-share purchase price investors will be paying substantially exceeds our per share pro forma as adjusted net tangible book value.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds,” we will have broad discretion in the application of such proceeds and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by us to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the commercialization of any products we may develop. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The determination for the offering price of the shares is more arbitrary compared with the pricing of securities for an established operating company.

Prior to this offering, there has been no public market for our shares of common stock. The public offering price of the shares of common stock was negotiated between us and the representative of the underwriters. Factors considered in determining the price of the shares offered hereby include:

●	the history and prospects of companies similar to our company;

●	prior offerings of those companies;

●	our prospects;

●	our capital structure;

●	an assessment of our management;

●	general conditions of the securities markets at the time of the offering; and

●	other factors as were deemed relevant.

However, although these factors were considered, the determination of the offering price is more arbitrary than the pricing of securities for an established operating company.

The initial public offering price per share has been determined through negotiation between us and the representative of the underwriters and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your common stock at or above the initial public offering price. Following this offering, the price of our common stock may vary significantly due to general market or economic conditions as well as other factors.

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Risks Associated with Ownership of Our Common Stock

We may issue shares of our capital stock or debt securities in the future which could reduce the equity interest of our stockholders and might cause a change in control of our ownership.

Our certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. Upon conversion of the Convertible Note and consummation of this offering, there will be [●] authorized but unissued shares of our common stock available for issuance. Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any strategic acquisition. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

●	may significantly reduce the equity interest of investors in this offering.

●	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stockholders;

●	may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and most likely also result in the resignation or removal of some or all of our present officers and directors; and

●	may adversely affect prevailing market prices for our common stock.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues were insufficient to pay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves, and any such covenant is breached without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding; and

●	our inability to conduct acquisitions, joint ventures or similar arrangements if the debt security contains covenants restricting such transactions or the funding thereof or requiring prior approval of the debt holders.

An active trading market may not develop for our common stock, and you may not be able to sell your shares at or above the initial public offering price.

There is no established trading market for our common stock, and the market for our common stock may be highly volatile or may decline regardless of our operating performance. Prior to this offering, you could not buy or sell our securities publicly. An active public market for our common stock may not develop or be sustained after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult for you to sell your shares at the time you wish to sell them, at a price that is attractive to you, or at all.

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If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Nasdaq may in the future delist our common stock, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our common stock listed on the Nasdaq Global Market. Upon consummation of this offering, we expect to meet, on a pro forma basis, the minimum initial listing standards of Nasdaq. The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

After the closing of this offering, we will be required to meet certain financial and liquidity criteria to maintain the listing of our common stock on Nasdaq. If we violate the Nasdaq continued listing requirements or fail to meet any of Nasdaq’s continued listing standards, our common stock may be delisted. In addition, while we have no present intention to do so, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

If our common stock is not listed on Nasdaq, or if Nasdaq subsequently delists our common stock from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our common stock;

●	reduced liquidity with respect to our common stock;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general, and the market for life science companies, and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many broad market and industry factors. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In addition, the market price for our common stock may be subject to price movements that may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

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We do not intend to pay any dividends on our common stock at this time.

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our common stock will result solely from the appreciation of such shares.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or “SEC,” and the rules and regulations of Nasdaq. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our Board of Directors, our board committees, or as executive officers.

If we fail to establish and maintain proper and effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline significantly.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires annual management assessment of the effectiveness of our internal control over financial reporting, beginning as early as our annual report on Form 10-K for the fiscal year ended December 31, 2021. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company if we continue to take advantage of the exemptions available to us through the JOBS Act.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis could cause investors to lose confidence in the accuracy and completeness of our financial reports and could cause the market price of our common stock to decline significantly.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

●	our Board of Directors will be divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

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●	our Board of Directors will have the right to elect directors to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our Board of Directors;

●	our certificate of incorporation will not permit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	our stockholders will be required to provide advance notice and additional disclosures in order to nominate individuals for election to our Board of Directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

●	our Board of Directors will be able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will provide that the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. By requiring a stockholder to bring such a claim in the Court of Chancery (or the federal district court for the District of Delaware, in the case of an action under the Securities Act or the rules and regulations thereunder), the exclusive forum provision also may increase the costs to a stockholder of bringing such a claim. Alternatively, if a court were to find the exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future, such as:

●	our expectations regarding our existing capital resources will be sufficient to enable us to successfully meet the capital requirements for all of our current and future products;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors incorporated by reference or described in “Risk Factors,” as well as the following:

●	our limited operating history;

●	our ability to generate revenue;

●	the ability of our products to achieve regulatory approval and market acceptance;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our ability to obtain additional financing when and if needed;

●	our ability to protect our intellectual property rights;

●	our ability to manage growth and integrate acquired operations;

●	the liquidity and trading of our securities; and

●	regulatory or operational risks.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock will be approximately $[●] million, or approximately $[●] million if the underwriters exercise their option to purchase additional shares in full, based on an assumed public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $[●] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, our net proceeds from this offering by approximately $[●] million, assuming the assumed public offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use these net proceeds as follows:

●	$[●] to expand our EsoGuard commercialization sales infrastructure to include primary care physicians;

●	$[●] to complete pilot launch of our Lucid Test Centers and EsoGuard Telemedicine Program with direct-to-consumer marketing program, and expand both regionally and nationwide;

●	$[●] to complete our ongoing clinical trials and expand our other clinical trial activities;

●	$[●] to expand our manufacturing and laboratory capacity, including potentially acquiring our own CLIA-certified laboratory to accommodate expanded commercialization; and

●	$[●] to expand our product portfolio through licensing or acquisition of synergistic technologies and support research and development of our current and future products.

One of two pillars of our growth strategy is to expand EsoGuard commercialization across multiple channels by targeting primary care physicians and consumers in addition to GI physicians, which our hybrid sales model has exclusively targeted to date. We intend to use proceeds from this offering to expand our sales infrastructure, including to recruit, train and deploy full-time territory managers across the U.S.

We soon expect to launch three pilot Lucid Test Centers in the Phoenix metropolitan area, staffed by Lucid-employed clinical personnel, to serve patients referred by primary care physicians, or self-referred, for EsoGuard testing. We intend to use proceeds from this offering to recruit, train and deploy Lucid-employed clinical personnel to staff Lucid Test Centers in major metropolitan areas, first in Western U.S. states and then nationwide. We also soon expect to launch an EsoGuard Telemedicine Program, serving Phoenix, in partnership with an independent third-party telemedicine provider, to accommodate EsoGuard self-referrals from direct-to-consumer marketing. We intend to use proceeds from this offering to expand this program alongside the Lucid Test Centers and deploy direct-to-consumer marketing to drive self-referrals to the program.

The second pillar of our growth strategy is to expand the clinical evidence of our products’ efficacy to support our ongoing regulatory, reimbursement and commercial efforts, as well as recommendation of our products in clinical practice guidelines. We intend to use proceeds from this offering to complete our ongoing ESOGUARD-BE-1 and BE-2 clinical trials, to extend ESOGUARD-BE-1 to support a dysplasia indication pursuant our Breakthrough Device discussions with FDA, and to launch additional clinical studies to support our commercial and reimbursement efforts, including a registry of patients undergoing EsoGuard and a population study using electronic medical record screening to demonstrate the clinical utility of an EsoGuard-driven strategy. We also will use the proceeds to support other studies of commercial value such as the multi-center follow-up to the recently completed pilot clinical trial which suggested that EsoCheck may be an alternative to EGD in managing Eosinophilic Esophagitis.

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We intend to use proceeds from this offering to expand manufacturing and laboratory capacity to accommodate our expanded commercial and clinical trial activities, including acquiring our own CLIA-certified laboratory.

We may also use proceeds from this offering to develop and/or commercialize synergistic technologies which may become available to us, including PAVmed’s EsoCure esophageal ablation device and third-party BE-EAC progression markers, as well as to support research and development to improve our current and future products.

We anticipate that the net proceeds of this offering will be sufficient to fund these efforts. We expect to use any remainder of the net proceeds of this offering for working capital and general corporate purposes. We also may use a portion of our net proceeds to acquire and invest in other complementary products, technologies or businesses; however, we currently have no agreements or commitments relating to any such transaction and are not involved in negotiations to do so.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop medical devices can be difficult and the types, amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of research and development, clinical trials and regulatory approval. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

We believe that the net proceeds from this offering will allow us to operate for the next [•] years. Although we anticipate beginning to generate revenues in 2021, our initial revenues likely will not be sufficient to finance our ongoing operations. Accordingly, we expect to need additional capital in order to fulfill our business plan. In addition, there can be no assurance that we will be successful in developing our products and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for research and development, regulatory approval and commercialization, or we may be unable to generate anticipated amounts of revenue from sales of our products. Additionally, available resources may be consumed more rapidly than currently anticipated. Should any of these events occur, we may need to seek additional capital earlier or in greater amounts than anticipated. There can be no assurances that we will be able to raise additional capital on acceptable terms, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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DILUTION

The difference between the public offering price per share of our common stock and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock.

At March 31, 2021, our net tangible book value was approximately $(16.4) million, or approximately $(1.64) per share, on a historical actual basis. On a proforma basis, our net tangible book value was approximately $5.4 million, or approximately $0.26 per share, after giving effect to (i) the issue of the Convertible Note to PAVmed, with a face value principal of approximately $22.4 million, and dated June 1, 2021, in exchange for the cancellation of approximately $22.4 million payable by us as due to PAVmed as of June 1, 2021; and (ii) the conversion of the Convertible Note into 11,200,000 shares of our common stock in accordance with the terms of the Convertible Note. Our pro forma as adjusted net tangible book value at March 31, 2021 would have been $[●], or approximately $[●] per share, after giving further effect to the sale of the shares of common stock offered hereby at an assumed public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, and the deduction of the underwriting discount and estimated offering expenses payable by us. The difference between the pro forma and pro forma as adjusted net tangible book value represents an immediate dilution of [●]% per share, or $[●] to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:

Assumed public offering price			$	[●]
Pro forma net tangible book value before this offering		$0.26
Increase attributable to new investors	$	[●]
Pro forma as adjusted net tangible book value after this offering			$	$[●]
Dilution to new investors			$	$[●]

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) our pro forma as adjusted net tangible book deficit per share to new investors by [●], and would increase (decrease) dilution per share to new investors in this offering by $[●], assuming no change in the number of shares offered hereby. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors would experience further dilution.

If the underwriters exercise in full the option to purchase additional shares, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $[●] per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $[●] per share of common stock.

The following table sets forth information with respect to our initial stockholders after giving further effect to the sale of the shares of common stock offered hereby at an assumed public offering price of $[●] per share and assuming PAVmed converts the promissory note into common shares prior to the effective date of this prospectus, as expected:

	Shares Purchased			Total Consideration			Average Price Per
	Amount	Percentage		Amount	Percentage		Share
Initial stockholders	22,308,333	[●]	%	$22,516,050	[●]	%	$1.01
New investors
		100.0%			100.0%

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $[●] million, assuming no change in the number of shares offered hereby.

If the underwriters exercise in full the option to purchase additional shares, our existing stockholders would own [●]% and our new investors would own [●]% of the total number of shares of our common stock outstanding after this offering.

The foregoing information excludes the effect of:

●	the issuance of up to 991,667 shares issuable upon the exercise of options outstanding as of the date hereof, including 691,667 shares underlying options issued under the Plan;

●	the issuance of 1,105,000 shares subject to forfeiture pursuant to restricted stock awards under the Plan; and

●	the issuance of up to 2,200,000 shares reserved, but not subject to outstanding options, under the Plan.

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CAPITALIZATION

The following table sets forth our capitalization at March 31, 2021:

●	on an actual historical basis;

●

on a pro forma basis, after giving effect to: (i) the issue of the Convertible Note to PAVmed, with a face value principal of approximately $22.4 million, and dated June 1, 2021, in exchange for the cancellation of approximately $22.4 million payable by us as due to PAVmed as of June 1, 2021; and (ii) the conversion of the Convertible Note into 11,200,000 shares of our common stock in accordance with the terms of the Convertible Note; and

●	on a pro forma as adjusted basis, after giving further effect to the sale of the shares offered hereby at an assumed public offering price of $[●] per share, the midpoint of the price range set forth on the cover page of this prospectus, and the deduction of the underwriting discount and estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

In Thousands (Except Share and Per Share Data)	March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$87	$4,526	$	[●]
Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 20,000,000 shares authorized; none issued or outstanding	$—	$—	$	[●]
Common stock, $.001 par value, 50,000,000 shares authorized; 10,003,333 shares issued and outstanding on a historical actual basis; 21,203,333 shares issued and outstanding on a pro forma basis; and [●] shares issued and outstanding on a pro forma as adjusted basis	$10	$21	$	[●]
Additional paid-in capital	$1,103	$23,491	$	[●]
Accumulated deficit	$(17,479)	$(18,076)	$	[●]
Total stockholder’s equity	$(16,367)	$5,436	$	[●]

The information in the table above assumes no exercise by the underwriters of the option and excludes the effect of:

●	the issuance of up to 991,667 shares issuable upon the exercise of options outstanding as of the date hereof, including 691,667 shares underlying options issued under the Plan;

●	the issuance of 1,105,000 shares subject to forfeiture pursuant to restricted stock awards under the Plan; and

●	the issuance of up to 2,200,000 shares reserved, but not subject to outstanding options, under the Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Operations Overview

We are a commercial-stage medical diagnostics technology company focused on the millions of patients with long-standing gastroesophageal reflux disease (GERD) who are at risk of developing esophageal precancer and cancer, specifically highly lethal esophageal adenocarcinoma (EAC), which is expected to lead to approximately 16,000 U.S. deaths in 2021.

We believe that our lead products, the EsoGuard Esophageal DNA Test performed on samples collected with the EsoCheck Esophageal Cell Collection Device, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths, through early detection of esophageal precancer (BE) in at-risk GERD patients.

●	EsoGuard is a DNA test performed on surface esophageal cells collected with EsoCheck in a brief noninvasive office procedure which has been shown to be over 90% sensitive and specific at detecting esophageal precancer and all conditions along the BE-EAC spectrum, including on samples collected with EsoCheck (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848).

●	EsoCheck is an FDA 510(k) and CE Mark cleared noninvasive swallowable balloon capsule catheter capable of sampling surface esophageal cells in a less than five-minute office procedure. We believe its proprietary Collect+Protect™ technology makes it the only noninvasive esophageal cell collection device capable of anatomically targeted and protected sampling to prevent dilution and contamination during device withdrawal.

EsoGuard is commercialized in the U.S. as an LDT performed at our CLIA-certified laboratory partner ResearchDx Inc., dba PacificDx, located in Irvine, CA. ResearchDx also manufacture our EsoGuard Specimen Kits. EsoCheck is commercialized in the U.S. as a 510(k) cleared esophageal cell collection device currently manufactured for us by our contract manufacturing partner, Sage Product Development Inc. located in Foxborough, MA. We are in the process of transferring EsoCheck manufacturing to Coastline International Inc., a high-volume manufacturer headquartered in San Diego, CA with plants in Mexico. Both EsoGuard and EsoCheck recently completed the CE Mark certification process. EsoGuard, used with EsoCheck, was granted FDA Breakthrough Device designation and is the subject of two large, actively enrolling, international multicenter PMA clinical trials.

EsoGuard’s PLA code 0114U secured final Medicare payment determination of $1,938.01, effective January 1, 2021. We have begun to submit claims and receive out-of-network private insurance payments. We are awaiting Medicare local coverage determination. We are also aggressively pursuing EsoGuard U.S. private payor payment and coverage as well as payment in Europe.

Our initial EsoGuard commercialization efforts have focused on gastroenterology (GI) physicians. EsoGuard testing has accelerated as pandemic-related healthcare facility limitations have eased. We have utilized a hybrid sales model of full-time sales management supervising senior independent sales representatives and supported by full-time clinical specialists. We are significantly expanding our full-time commercial team and currently employ a national director of sales, seven regional business managers, three clinical specialists and a sales operations manager. We are contracted with approximately fifty independent sales representatives and are actively recruiting full-time territory managers in each region to specifically call on either GI or primary care physicians.

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We are working to expand EsoGuard commercialization across multiple channels by targeting primary care physicians and consumers in addition to GI physicians. To assure sufficient testing capacity and geographic coverage, as part of this expansion, we are building our own network of Lucid Test Centers, staffed by Lucid-employed clinical personnel, where patients can undergo the EsoCheck procedure and have the sample sent for EsoGuard testing, starting in the Phoenix metropolitan area. We also are establishing an EsoGuard Telemedicine Program, in partnership with an independent third-party telemedicine provider, that can accommodate EsoGuard self-referrals from direct-to-consumer marketing.

Results of Operations

Revenues

We have not generated any revenues to date.

General and administrative expenses

General and administrative expenses consist primarily of costs for personnel related to our master service agreement, travel, professional fees, accounting and legal services, consultants and expenses associated with obtaining and maintaining patents within our intellectual property portfolio.

We anticipate our general and administrative expenses will increase in the future, as we anticipate an increase in costs for personnel related to our management services agreements due to the growth and expansion of our business operations. We also anticipate expenses related to being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance as a public company, insurance premiums and investor relations costs.

Research and development expenses

Research and development expenses are recognized in the period they are incurred and consist principally of internal and external expenses incurred for the research and development of our products, including:

●	consulting costs charged to us by various external contract research organizations we contract with to conduct preclinical studies and engineering studies;

●	personnel related costs related to our master service agreement associated with our chief medical officer and engineering personnel;

●	costs associated with regulatory filings;

●	patent license fees;

●	cost of laboratory supplies and acquiring, developing, and manufacturing preclinical prototypes; and

●	product design engineering studies.

We plan to incur research and development expenses for the foreseeable future as we continue the development of our existing products. Our research and development activities are focused on clinical trials to support our ongoing regulatory, reimbursement and commercial efforts as well as recommendation of our products in clinical practice guidelines, and improving the functionality, usability, safety, performance and cost effectiveness of our products.

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Three months ended March 31, 2021 versus March 31, 2020

General and administrative expenses

In the three months ended March 31, 2021, general and administrative costs were approximately $1.9 million, compared to $0.7 million for the three months ended March 31, 2020. The net increase of $1.2 million was principally related to:

●	approximately $0.5 million increase in personnel related costs principally related to our master service agreement staffing levels and other costs related to the growth of our business;

●	approximately $0.4 million in consulting services related to patents, regulatory compliance, legal processes for contract review and public company expenses; and

●	approximately $0.3 million in advertising and selling costs.

Research and development expenses

In the three months ended March 31, 2021, research and development costs were approximately $1.8 million, compared to $1.5 million for the corresponding period in the prior year, with the $0.3 million increase principally resulting from increased development costs and consulting fees with respect to EsoGuard and EsoCheck.

Year ended December 31, 2020 versus December 31, 2019

General and administrative expenses

In the year ended December 31, 2020, general and administrative costs were approximately $2.8 million, compared to $1.0 million for the year ended December 31, 2019. The net increase of $1.8 million was principally related to:

●	approximately $1.0 million increase in compensation related costs principally related to our master service agreement staffing levels and other costs related to our commercial launch of EsoGuard;

●	approximately $0.5 million in consulting services related to patents, regulatory compliance, legal processes for contract review, and public company expenses; and

●	approximately $0.3 million in advertising and selling expenses.

Research and development expenses

In the year ended December 31, 2020, research and development costs were approximately $5.4 million as compared to $3.5 million for the corresponding period in the prior year, with the approximate $1.9 million increase principally related to:

As our operating activities increase, we expect our operating costs will include additional clinical trial costs, regulatory expenses, and sales and marketing costs expenses.

Income Taxes

We have federal and state net operating loss (“NOL”) carryforwards, available to reduce future taxable income, if any, as of December 31, 2020 and 2019, as follows: federal NOL carryforward of approximately $13,531,000 and $5,318,000, respectively, with such federal NOL carryforward not having a statutory expiration date; and state NOL carryforward of approximately $27,062,000 and $10,636,000, respectively, with such state NOL carryforward having statutory expiration dates commencing in 2035. PAVmed Inc. has not yet conducted a formal analysis and the NOL carryforward may be subject-to limitation under U.S. Internal Revenue Code (“IRC”) Section 382 (provided there was a greater than 50% ownership change, as computed under such IRC Section 382). We have research and development (“R&D”) tax credit carryforward of approximately $15,000 as of December 31, 2020 which are available to reduce future tax expense, if any, and have statutory expiration dates commencing in 2035.

We are included in the consolidated tax returns of PAVmed Inc and Subsidiaries. Notwithstanding, our stand-alone legal entity estimated income tax provision was computed on an assumed separate income tax return, wherein, our estimated income tax provision is computed as if our income tax returns were filed by us on a stand-alone legal entity basis. Notwithstanding the absence of a formal tax sharing agreement between us and PAVmed Inc., our stand-alone legal entity current tax expense and /or tax refund, if any, would be settled with PAVmed Inc. (as opposed with the respective tax authority). The deferred tax asset and /or deferred tax liability; a valuation allowance on the deferred tax asset, net; and /or an uncertain tax position, if any; each as discussed above, is determined based on our stand-alone legal entity assumed filing of separate income tax returns.

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On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the pandemic resulting from the outbreak of a novel strain of a coronavirus designated as the “Severe Acute Respiratory Syndrome Coronavirus 2” - or “SARS-CoV-2”. The pandemic resulting from SARS-CoV-2 is commonly referred to by its resulting illness of “COVID-19” (“coronavirus disease-2019”) and is referred to herein as the COVID-19 pandemic.

Among other provisions, the CARES Act increases the limitation on the allowed business interest expense deduction from 30 percent to 50 percent of adjusted taxable income for tax years beginning January 1, 2019 and 2020 and allows businesses to immediately expense the full cost of Qualified Improvement Property, retroactive to tax years beginning on or after January 1, 2018. Additionally, the CARES Act permits net operating loss carryovers (“NOLs”) and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. While the Company is currently evaluating the impact of these CARES Act provisions, it is not expected, at this time, to have a material impact on the consolidated income tax provision.

Liquidity and Capital Resources

Our liquidity needs have been satisfied to date through working capital cash advances from PAVmed and the payment of certain of our expenses by PAVmed. As of the June 1, 2021, we owed PAVmed approximately $22.4 million related to working capital advances and earned, but unpaid, management services fees. On that date we issued a $22.4 million convertible promissory note to PAVmed or the “Convertible Note,” in exchange for the cancellation of $22.4 million payable by us to PAVmed. The Convertible Note will mature on May 18, 2028, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share. We expect PAVmed to convert the promissory note into an equivalent number of shares (11,200,000) of Lucid common stock as provided in the promissory note prior to the consummation of this offering.

We estimate that the net proceeds from the sale of the shares of our common stock will be approximately $[●] million, based on an assumed public offering price of $[●] per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

We believe that the net proceeds from this offering will allow us to operate for the next [●] years. Over this time period, we expect to use the net proceeds available to us for the following purposes:

●	$[●] to expand our EsoGuard commercialization sales infrastructure to include primary care physicians;

●	$[●] to complete pilot launch of our Lucid Test Centers and EsoGuard Telemedicine Program with direct-to-consumer marketing program, and expand both regionally and nationwide;

●	$[●] to complete our ongoing clinical trials and expand our other clinical trial activities;

●	$[●] to expand our manufacturing and laboratory capacity, including acquiring our own CLIA-certified laboratory to accommodate expanded commercialization; and

●	$[●] to expand our product portfolio through licensing or acquisition of synergistic technologies and support research and development of our current and future products;

We expect to use any remainder of the net proceeds for working capital and general corporate purposes. We also may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses, however, we currently have no agreement or commitments relating to any such transaction and are not involved in negotiations to do so.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop medical devices can be difficult and the types, amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of research and development, clinical trials and regulatory approval.

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We have begun to submit claims and receive out-of-network private insurance payments for EsoGuard. Consequently, we anticipate beginning to generate revenues in 2021, however, our initial revenues likely will not be sufficient to finance our ongoing operations. Accordingly, we expect to need additional capital in order to fulfill our business plan. In addition, there can be no assurance that we will be successful in developing our products and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for research and development, regulatory approval and commercialization, or we may be unable to generate anticipated amounts of revenue from sales of our products. Additionally, available resources may be consumed more rapidly than currently anticipated. Should any of these events occur, we may need to seek additional capital earlier or in greater amounts than anticipated.

There can be no assurances that we will be able to raise additional capital on acceptable terms, or at all. Failure to generate sufficient revenues or raise additional capital through debt or equity financings, or through collaboration agreements, strategic alliances or marketing and distribution arrangements, could have a material adverse effect on our ability to meet our long-term liquidity needs and fulfill our intended long-term business plan. Our failure to obtain such funding when needed could create a negative impact on our stock price or could potentially lead to a reduction in our operations or the failure of our company.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions for the recorded amounts of assets, liabilities, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 of our audited financial statements included in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgements.

Financial Condition

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Under the provisions of ASC 205-40, substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

Since its inception, our operations have been funded by PAVmed providing working capital cash advances and the payment of certain operating expenses on-our-behalf. Additionally, the our daily operations are managed by personnel employed by PAVmed, for which we incur expense according to the provisions of a Management Services Agreement between us and PAVmed.

We are subject to all of the risks and uncertainties typically faced by a medical device and diagnostic company devoting substantially all its efforts to the commercialization of its initial products and services and ongoing research and development activities and clinical trials. We have incurred recurring losses and expect to experience recurring losses from operations, which raised substantial doubt about our ability to continue as a going concern within one year from the filing of this registration statement. PAVmed Inc. has agreed to continue to fund our operations, as such funding is discussed above, for one year from the date of the issue of our (unaudited) condensed financial statements, as included in this Registration Statement on Form S-1. Based on the continued funding by PAVmed Inc. the substantial doubt is alleviated.

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Controls and Procedures

We are not currently required to maintain a separate effective system of internal control over financial reporting as defined by Section 404 of the Sarbanes-Oxley Act. As a public company, we will be required to comply with the internal control requirements of the Sarbanes-Oxley Act. In addition, commencing with our annual report for the fiscal year ending December 31, 2020, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting. As of the date of this prospectus, we have not completed an assessment of, nor have our auditors tested, our system of internal control over financial reporting.

Off-Balance Sheet Arrangements

During the periods presented in our financial statements included in this prospectus, we did not have, and we do not currently have, any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Emerging Growth Company

We will qualify as an “emerging growth company” and under the JOBS Act. The JOBS Act contains a provision that allows emerging growth companies to take advantage of an extended transition period for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay the adoption of new or revised accounting standards in accordance with this provision, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies other than emerging growth companies. As such, our financial statements may not be comparable to other public companies that comply with public company effective dates.

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BUSINESS

We are a commercial-stage medical diagnostics technology company focused on the millions of patients with gastroesophageal reflux disease (GERD), also known as chronic heartburn, acid reflux or simply reflux, who are at risk of developing esophageal precancer and cancer, specifically highly lethal esophageal adenocarcinoma (EAC).

We believe that our lead products, the EsoGuard Esophageal DNA Test performed on samples collected with the EsoCheck Esophageal Cell Collection Device in a brief noninvasive office procedure, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths, through early detection of esophageal precancer and cancer in at-risk GERD patients. We believe EsoGuard could have as great an impact in preventing EAC deaths as widespread Pap test screening has had in preventing cervical cancer deaths.

We were incorporated in Delaware on May 8, 2018, as a wholly owned subsidiary of our parent company, PAVmed Inc. (Nasdaq: PAVM), a highly differentiated, multi-product, commercial-stage medical technology company. On May 12, 2018, we entered into a license with Case Western Reserve University (CWRU), which granted us an exclusive worldwide license to the intellectual property rights of the technologies underlying EsoGuard and EsoCheck, for use in the detection of changes in the esophagus. In addition, the three CWRU physician inventors each entered into consulting agreements with us to continue to support the development of the licensed technologies. Since our inception we have been managed pursuant to a management services agreement with PAVmed and have financed our operations to date through working capital advances from PAVmed.

In just over three years since our inception, we have advanced the technologies underlying EsoGuard and EsoCheck from the academic research laboratory to commercial products within a scalable business model. EsoGuard is commercialized in the U.S. as a Laboratory Developed Test (LDT) and was granted final Medicare payment determination of $1,938.01, effective January 1, 2021. EsoCheck is commercialized in the U.S. as a 510(k)-cleared esophageal cell collection device. EsoGuard, used with EsoCheck, was granted FDA Breakthrough Device designation and is the subject of two large, actively enrolling, international multicenter PMA clinical trials.

We are proceeding with this offering and transitioning to a public company to drive a growth strategy focused on expanding commercialization across multiple channels, including establishing our own testing centers, and expanding the clinical evidence of our products’ efficacy to support our ongoing regulatory, reimbursement and commercial efforts, as well as the recommendation of our products in clinical practice guidelines.

Our Leadership Team and Key Advisors

Members of our leadership team bring decades of business experience in the life sciences industry, as well as extensive technological and clinical expertise. Our executive officers are:

●	Lishan Aklog, M.D., our Executive Chairman since our inception, will become our Chairman and Chief Executive Officer upon consummation of this offering. He has been active in the life sciences for several decades, including as an executive, entrepreneur, public company director, technological innovator, corporate advisor, and, previously, as an innovator in cardiac surgery at leading academic medical centers, including Harvard Medical School and Mount Sinai School of Medicine.

●	Dennis M. McGrath, our Chief Financial Officer since our inception, has long served as a senior financial and chief executive, entrepreneur, public and private company director in the life sciences industry, including, previously, as Chief Executive Officer, President, and Chief Financial Officer of PhotoMedex, Inc. (Nasdaq: PHMD).

●	David Wurtman, M.D., M.B.A., our Chief Medical Officer since February 2019, has designed and executed complex clinical trials and consummated dozens of transactions as a chief executive, entrepreneur, and consultant to numerous biotechnology companies, including, previously as co-founder, President and Chief Executive Officer of Lyric Pharmaceuticals.

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Other members of our executive leadership team, including, Randy Brown, our Executive Vice President of Clinical Development, Shaun O’Neill, our Chief Commercial Officer, and Brian J. deGuzman, M.D., our Chief Compliance Officer, and Richard D. Yazbeck, our Chief Technology Officer.

We are fortunate to have engaged a group of world-renowned advisors who have played critical roles in our successful completion of key development, regulatory, and commercial milestones.

●	Stanley N. Lapidus has served as our lead strategic advisor since June 2020 and will joined our Board of Directors as Vice-Chairman upon consummation of this offering. He is a medical diagnostics pioneer who founded and led two of the most successful cancer early detection startup companies in history, including as President, Chief Executive Officer and Chairman of Exact Sciences Corp. (Nasdaq: EXAS).

●	Alberto Gutierrez, Ph.D. has served as our lead regulatory advisor since our inception, advising us on the design of our clinical studies and participating in our formal and informal interactions with FDA. He is the Former Director of the FDA Office of In Vitro Diagnostics and Radiological Health and its Office of In Vitro Diagnostic Device Evaluation and Safety.

●	Nicholas Shaheen, M.D., M.P.H. has served as chair of our Medical Advisory Board since its inception and as principal investigator of our ongoing PMA clinical trials. He is an internationally renowned expert on esophageal disease who serves on the academic faculty and leads the gastroenterology division at University of North Carolina School of Medicine/UNC Healthcare. Dr. Shaheen is the lead author of the current ACG BE Guidelines, which include the current BE-EAC screening recommendations.

Our medical advisory board, chaired by Dr. Shaheen, consists of leading experts in the diagnosis and treatment of esophageal disease from major academic medical centers, including Dr. Michael Smith of Mount Sinai School of Medicine, the Dr. Gary Falk of the University of Pennsylvania, Dr. Anthony Infantolino of Thomas Jefferson University, Dr. Amitabh Chak of Case Western Reserve University, Dr. Srinadh Komanduri of Northwestern University and Dr. Prateek Sharma of the University of Kansas

Our Opportunity – Prevent EAC deaths

Gastroesophageal reflux disease (GERD) is ubiquitous and can lead to highly lethal esophageal adenocarcinoma (EAC). Our opportunity is to prevent EAC deaths through the early detection of esophageal precancer and cancer in millions of at-risk GERD patients.

In 2021 approximately 20,000 U.S. GERD patients are projected to be diagnosed with EAC. The U.S. incidence of EAC has increased 500% over the past four decades—an increase most experts attribute to the obesity epidemic—f far outstripping all other common cancers whose incidences have declined or remained flat declined during this period.

Approximately 16,000 U.S. patients are expected to die from EAC in 2021. An EAC diagnosis is a near-death sentence in most patients. Over 80% of EAC patients die within five years of diagnosis, placing EAC second only to pancreatic cancer in lethality. This lethality is a direct result of the fact that EAC is nearly always invasive at the time of diagnosis and will have already metastasized to lymph nodes or other organs in nearly 75% of patients.

Most EAC patients will require highly invasive and morbid esophageal resection or palliative esophageal stenting. The rate of major complications or death following esophageal resection can approach 50% and quality of the patient’s limited remaining life can be poor. Death rates remain high despite aggressive surgical and medical therapy, even when EAC is diagnosed at an earlier stage. Five-year mortality rates approach 50% even when EAC is localized to the esophagus at the time of diagnosis.

GERD is a symptomatic or asymptomatic pathologic condition where dysfunction of the lower esophageal sphincter, the muscular valve between the stomach and esophagus, and other factors allows stomach fluid, including acid, to reflux into the lower esophagus. The primary risk factors for GERD are older age, obesity, smoking and a family history of BE-EAC. Up to 50 million, or one in four, U.S. adults, and similar proportions worldwide, have weekly symptoms of GERD—most commonly a burning sensation in the lower chest (“heartburn”) and/or acid regurgitation, usually after eating and exacerbated by laying down. Other symptoms include hoarseness, cough, wheezing, and dental decay. Approximately one-third of these patients have daily symptoms. It is estimated that 40% of GERD patients, or about 30 million U.S. adults, are completely asymptomatic. Proton pump inhibitor (PPI) medications—aggressively marketed under brands such as Prilosec® and Nexium® and accounting for an estimated $13 billion in annual U.S. sales—effectively treat GERD symptoms but do not prevent its complications and can lull patients and physicians into complacency.

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This abnormal reflux of stomach fluid into the lower esophagus in GERD, whether symptomatic or asymptomatic, can result in pathologic changes to its surface cells, which can progress along a spectrum from an early esophageal precancer known as Barrett’s Esophagus (BE) to EAC esophageal cancer. BE starts as a transformation of these lower esophageal surface cells from normal “squamous” to “columnar” to “metaplastic” cells resembling the surface cells of the intestine, a condition called intestinal metaplasia (IM). BE is characterized by a classic “salmon-colored” appearance of the lower esophagus on upper gastrointestinal endoscopy, also known as esophagogastroduodenoscopy (EGD), extending 1 to 3 cm (short-segment BE) or over 3 cm (long-segment BE) from its juncture with the stomach. A diagnosis of BE requires confirmation of intestinal-appearing cells via endoscopic biopsy.

Non-dysplastic BE can further progress to dysplasia, a premalignant transformation characterized by abnormal intracellular and architectural features on cytologic or histologic evaluation. Dysplastic BE starts as low-grade dysplasia (LGD) and can progress to high-grade (HGD) dysplasia. NDBE, LGD, HGD and EAC constitute the BE-EAC spectrum from esophageal precancer (NDBE, LGD, HGD) to cancer (EAC).

The prevalence of BE in GERD patients is approximately 5 to 15% depending on the risk profile. Although gender is not a risk factor for GERD, male GERD patients are more likely to have BE and are at greater risk for progression to EAC. BE increases the long-term risk of EAC 30- to 40-fold. Linearized rates of progression along the BE-EAC spectrum vary in the published literature but a recent John Hopkins study found that nearly 50% of BE patients will develop HGD or EAC over 10 years of follow up. However, it is important to note that progression along the BE-EAC spectrum is not necessarily linear, which may explain why some patients develop interval EAC between surveillance EGDs.

Most common cancers progress along a similar well-established spectrum, from an early benign precancer such as NDBE, to a premalignant precancer such as dysplastic BE, to early and then late-stage cancer, such as EAC. It is well established that the most effective way to prevent cancer deaths is to implement early detection and intervention along such a cancer progression spectrum in at-risk patients. Death rates from cancers which successfully utilize screening tools in early detection and intervention programs have declined nearly 50% in the past three decades, including breast cancer (mammography), colon cancer (colonoscopy and more recently stool DNA tests) and cervical cancer (Pap and human papilloma virus testing). In stark contrast, death rates from EAC, which have not benefited from a successful early detection and intervention program, have remained relatively flat during this same period. Since mortality rates are high even in early stage EAC, one must identify and intervene upon patients at the esophageal precancer (BE) stage to successfully prevent EAC deaths.

Three key elements are necessary to successfully prevent cancer deaths through early detection:

●	a precancer or early cancer stage where an intervention can halt progression to later stages;

●	a well-defined at-risk population to be screened; and

●	a widespread screening tool that can detect the precancer or early cancer in this at-risk population.

Two of these three elements necessary for an early detection program to prevent cancer deaths are already established for EAC.

●	Dysplastic BE can be cured with endoscopic radiofrequency (RF) or cryogenic esophageal ablation which not only reliably halts progression to EAC but eliminates the BE altogether. Although, historically, HGD would be ablated and LGD would be monitored until it progressed to HGD, many if not most gastroenterologists are now ablating LGD as well. Medtronic’s Barrx RF Ablation System, the market leader in this space, has a circumferential balloon with an integrated RF electrode which is introduced alongside the endoscope, inflated until there is circumferential contact and then activated, destroying the superficial layer of the target segment of the esophagus. Our parent company, PAVmed, is developing its own endoscopic esophageal ablation device, the EsoCure Esophageal Ablation Device with Caldus Technology with a disposable single-use thermal balloon ablation catheter which can pass through the working channel of a standard endoscope. Its console will cost a tiny fraction of the nearly $200,000 price of the Medtronic Barrx system.

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●	The subgroup of GERD patients who are at-risk for complications and progression to EAC, and for whom screening for esophageal precancer is recommended, is also well defined. Guidelines published by the ACG, and other gastroenterology societies, recommend BE screening in patients with a five-year history of, or severe, GERD, along with three of six risk factors—age over 50 years, male gender, White race, obesity, smoking or a family history of BE-EAC. Its strongest recommendation is in men over 50 years with one other risk factor.

Unfortunately, despite recommendations in clinical practice guidelines, very few at-risk patients recommended for screening undergo traditional invasive EGD, the standard diagnostic tool for esophageal disease. The EGD screening rate, even in the highest risk group, is estimated to be significantly less than 10%. As a result, EAC is nearly always diagnosed only once it becomes invasive, causing pain, obstruction, weight loss, bleeding, or other symptom of advanced disease. The near-death sentence of an EAC diagnosis typically comes as a complete shock, with no hint that the patient’s GERD had been silently progressing along the BE-EAC spectrum. We believe that the profound tragedy of each newly diagnosed EAC case, is that the EAC and likely death could have been prevented if the at-risk GERD patient had been screened, monitored with regular surveillance EGD, and undergone curative endoscopic esophageal ablation once dysplastic BE was detected.

Our opportunity is to provide the one missing element for successful early precancer detection to prevent EAC deaths in at-risk GERD patients—a widespread screening tool to detect esophageal precancer so it can be monitored and cured with endoscopic esophageal ablation prior to progressing to EAC. Even a modest increase in the screening rate would prevent thousands of EAC deaths in the U.S. per year.

We believe EsoGuard’s total addressable market opportunity exceeds $25 billion based on the over 13 million U.S. male at-risk GERD patients recommended for BE screening by clinical practice guidelines. The expanded market opportunity includes an estimated 18 million symptomatic female at-risk GERD patients recommended for BE screening, an estimated 30 million asymptomatic GERD patients for whom risk-stratification criteria have not yet been defined, and tens of millions of at-risk GERD patients outside the U.S.

Our Solution – EsoGuard, Used with EsoCheck

We believe that our lead products, EsoGuard performed on samples collected with EsoCheck in a brief noninvasive office procedure, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths, through early detection of esophageal precancer in at-risk GERD patients. We believe EsoGuard could have as great an impact in preventing EAC deaths as widespread Pap test screening has had in preventing cervical cancer deaths.

The Innovators

The technologies underlying EsoGuard and EsoCheck were initially developed by a multidisciplinary team comprising three distinguished faculty members at CWRU. Sanford Markowitz, M.D., Ph.D. is an internationally renowned medical oncologist and researcher, widely recognized for his contributions in cancer genetics, personalized medicine, and cancer biology, who serves as a Distinguished University Professor and Ingalls Professor of Cancer Genetics at Case Western Reserve University School of Medicine, and as a medical oncologist at University Hospitals Cleveland Seidman Cancer Center. Dr. Markowitz’s laboratory, which developed the EsoGuard assay, played a key role in demonstrating that p53—a gene now recognized as the most common suppressor gene inactivated in human cancer—is a colon cancer suppressor gene. His lab discovered other two key colon cancer suppressor genes and pioneered molecular tests of stool DNA for early colon cancer detection. Dr. Markowitz’s CWRU colleagues are Amitabh Chak, M.D., a prominent gastroenterologist and expert on esophageal diseases, including the genetics of BE, and Joseph Willis, M.D., a prominent pathologist and expert in the pathology and molecular biology of gastrointestinal cancer.

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The EsoGuard and EsoCheck technologies were developed with combined support from the National Cancer Institute’s Barrett’s Esophagus Translational Research Network (BETRNet), its Specialized Program of Research Excellence in GI Cancers (GI-SPORE), its Early Detection Research Network (EDRN), an NCI UH2/UH3 Phase Innovation Award, as well as grants from the American Cancer Society grant, Case-Coulter Foundation Partnership for Translational Research and the Ohio Third Frontier Technology Validation and Start-Up Fund. The technologies were highlighted in the NCI’s Annual Plan and Budget Proposal for FY2020 to Congress as one of the year’s significant advances in cancer prevention.

The EsoGuard Esophageal DNA Test

EsoGuard is a bisulfite-converted next-generation sequencing (NGS) DNA assay, performed on surface esophageal cells collected with EsoCheck, to detect BE-EAC and is commercially available in the U.S. as an LDT. It quantifies an epigenetic change, aberrant cytosine methylation, at 31 sites on two genes, vimentin (VIM) and cyclin A1 (CCNA1), which strongly correlates with the presence of all conditions along the BE-EAC spectrum.

Aberrant cytosine methylation, or simply methylation, is a non-mutational epigenetic process in which a methyl group attaches to a cytosine nucleotide located within a CpG island, a region of high frequency CpG sites (cytosine followed by guanine) in the DNA sequence of a gene. Methylation can modify a DNA molecule’s function without a mutation in the DNA sequence itself. Methylation in a gene’s promoter region can inactivate its transcription. Methylation plays an important role in cancer initiation and progression, typically occurring in the promoter region of tumor suppression genes, which makes it potentially useful as a cancer biomarker. Methylation can be detected and quantified, after a chemical process called bisulfite conversion, without DNA sequencing using methylation-specific quantitative polymerase chain reaction (MS-qPCR) techniques or, with greater precision by using next-generation DNA sequencing (NGS). Bisulfite conversion transforms each methylated cytosine nucleotide into a uracil nucleotide, effectively transforming the aberrant cytosine methylation to a point mutation on a given DNA molecule. Bisulfite NGS sequencing provides the methylation status for each CpG site on each DNA molecule in a sample. MS-qPCR, however, does not provide such single CpG-site resolution, only the methylation status of a region of DNA across all DNA molecules in a sample. Another advantage of bisulfite NGS sequencing over MS-qPCR is that it is able to suppress background noise from random methylation of individual CpG sites.

Dr. Markowitz’s laboratory performed genome-wide screening, using reduced representation bisulfite sequencing, to identify regions with differential aberrant cytosine methylation in conditions along the BE-EAC spectrum relative to controls. The laboratory first demonstrated differential methylation at 10 sites within a CpG island on VIM, a gene long associated with gastrointestinal cancers. They then observed similar differential methylation on 21 sites within a CpG island on CCNA1, a gene which had been associated with some cancers, most notably myeloid leukemia, but not previously associated with gastrointestinal cancers.

Dr. Markowitz and his colleagues then transformed these findings into a workable, reproducible assay. They chose to use NGS, instead of the simpler MS-qPCR technique used in most clinical DNA methylation-based diagnostic tests. The NGS approach allowed them to determine the methylation status for each of the 21 CpG sites on CCNA1 and 10 CpG sites on VIM on each DNA molecule. They then calculated the proportion of methylated CpG sites on each gene of each DNA molecule, classifying each DNA molecule as either “methylated” or “unmethylated” for that gene if that proportion of methylated CpG sites was above a specified threshold of 80% for each gene (at least 8 of 10 sites for VIM or at least 16 of 21 sites for CCNA1). Finally, they calculated the percentage of DNA molecules in the sample which were methylated at each gene and selected a cut-off percentage for each gene which optimally discriminates between BE-EAC and control samples. This provided a binary result, positive if either gene was methylated above its own cut-off, and negative if neither gene was. The team encoded this complex algorithm into a bioinformatics software package, incorporating numerous quality control checks, which translated the raw DNA sequence reads into a binary positive or negative result.

The team then evaluated the performance of the assay, compared to EGD with biopsies, in a 408-patient multi-center case-control clinical study, led by Dr. Chak and presented, along with the above preliminary work, in a manuscript entitled “Identifying DNA methylation biomarkers for non-endoscopic detection of Barrett’s esophagus” authored by Moinova, et al, and published in the January 17, 2018 edition of Science Translational Medicine (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848). The study enrolled GERD patients with known short and long-segment NDBE, LGD, HGD, EAC and BE-EAC negative controls. The negative controls included GERD patients with normal EGDs and those with non-BE erosive esophagitis, a common GERD complication which is not a precancer.

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The assay was first performed on a “training set” of targeted lower esophageal endoscopic brushing samples from 173 patients to determine the cutoff percent methylation for each gene which optimized discrimination between the 111 BE-EAC positive cases and 62 BE-EAC negative controls. The receiver operator curves (sensitivity vs. 1–specificity) showed excellent area-under-the-curves (AUCs) of 0.95 for each gene. The cutoff percent methylation which optimized the sum of sensitivity and specificity (Youden’s Index) were ~1% and ~3% for mVIM and mCCNA1, respectively. mVIM showed moderately better sensitivity for NDBE and mCCNA1 showed slightly better sensitivity for dysplastic BE and EAC.

The assay was then repeated on a “validation set” of targeted lower esophageal endoscopic brushings from 149 patients to determine the performance of the assay in discriminating between 119 BE-EAC positive cases and 30 BE-EAC negative controls. The AUCs remained excellent at over 0.95. Since the performance data was equivalent for the training and validation sets, they reported data pooled all over all 322 esophageal brushing patients with excellent overall sensitivity and specificity of 95% and 91%, respectively.

The assay was then repeated on upper esophageal endoscopic brushings in 173 BE-EAC negative controls. They found a high rate of false positives (low specificity), for both mVIM and mCCNA1, which occurred almost entirely in smokers. This finding was consistent with a large body of data on smoking-induced aberrant DNA methylation in squamous epithelial cells of the oropharynx and esophagus. Reanalysis of lower esophageal brushings reassuringly demonstrated that this degradation of assay performance in smokers was limited to the upper esophagus.

These data on poor assay specificity in upper esophageal brushings from smokers highlighted the importance of incorporating anatomic targeting and protected sampling in any non-endoscopic esophageal sampling device which sought to use differential methylation to detect BE-EAC in the lower esophagus. These data strongly imply that that anatomic targeting and protected sampling was not just critical to avoid signal degradation from sample dilution, but, as importantly, to avoid contamination from upper esophageal methylation. This finding was the impetus for developing a novel non-endoscopic swallowable balloon capsule catheter, which we now market as EsoCheck, to improve on “sponge-on-a-string” devices like Cytosponge available at the time. Such sponge-on-a-string devices lack anatomic targeting and lack protected sampling, the two critical features of EsoCheck we have branded Collect+Protect Technology.

To assess the assay’s performance using this novel non-endoscopic swallowable balloon capsule catheter, the team repeated it on 86 balloon samples, 50 BE-EAC positive cases and 36 BE-EAC negative controls. The non-endoscopic balloon performance data (with an adjusted cutoff for CCNA1) was nearly identical to that of the endoscopic brushings, with AUCs >0.90 and sensitivity and specificity of 88% and 92%.

Finally, the team performed the assay on archived gastric and esophageal specimens of various of the gastroesophageal conditions with the potential to confound the assay’s results. It detected 80% of esophageal intestinal metaplasia (IM) shorter than the 1 cm threshold to qualify as BE. It was also positive in 30% of samples with columnar cells, without histologic evidence of IM, from patients with BE detected elsewhere in the esophagus. The assay was reliably negative in other conditions tested, including inflammatory conditions like gastritis and eosinophilic esophagitis, with the notable exception of IM of the gastric cardia. These findings clearly suggest the assay detects an aberrant methylation signal in the earliest phases of the transformation of surface esophageal cells into BE, even before histologic evidence of IM. It also detects IM wherever it may occur, whether in ultrashort segments of esophagus or the gastric cardia. This was confirmed in the data from balloon samples, with the assay detecting ultrashort IM and gastric IM with the same 88% sensitivity as it did with BE-EAC samples. This may be clinically relevant even though these are technically false positives based on the most widely accepted definition of BE. Finally, the assay was positive in one-third of patients with normal endoscopy following ablation for dysplastic BE, indicating that the assay may play a role in monitoring patient for recurrent IM after ablation.

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Table 1 summarizes the overall performance of the assay on endoscopic brushings and non-endoscopic balloon sample, and its performance in various precancer and cancer subsets. It also estimates the negative and positive predictive value of the assay across the expected 5% to 15% prevalence range in a screening population of at-risk GERD patients.

Table 1. EsoGuard Esophageal DNA Test Performance on Endoscopic Brush and EsoCheck Cell Collection Device Samples (1)

	Endoscopic Brush Samples		Non-endoscopic Balloon Samples
	%	n	%	n
Sensitivity
All Positives (BE-EAC)	95%	229	88%	50
Precancer (BE)	94%	129	88%	42
Non-Dysplastic BE	92%	72	90%	31
Short-Segment	87%	31	85%	13
Long-Segment	95%	41	94%	18
Dysplastic BE	97%	57	82%	11
Low-Grade	94%	34	100%	6
High-Grade	100%	23	50%	4
Cancer (EAC)	96%	100	88%	8
Specificity
All Negatives (Controls)	91%	84	92%	36
Negative Predictive Value (NPV)
Estimated Prevalence
5%	100%		99%
10%	99%		99%
15%	99%		98%
Positive Predictive Value (PPV)
Estimated Prevalence
5%	34%		36%
10%	53%		54%
15%	64%		65%

(1)	Adapted from the study by Moinova, et al, and published in the January 17, 2018 edition of Science Translational Medicine (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848). The NPV and PPV values shown were not presented in this study. They are imputed values for each parameter across a range of estimated BE-EAC prevalences in a screening population defined by ACG BE Guidelines risk factors. It assumes that the sensitivity and specificity are the same in such a screening population as they are in the patients in this case-control study. The actual NPV and PPV in a screening population will require direct assessment in a screening study.

The imputed EsoGuard negative predictive value (NPV) of 98% to 99% is at or above those of widespread precancer-cancer screening tests recommended by the U.S. Preventative Services Task Force, including colonoscopy or stool DNA testing (Cologuard®) to detect early-stage colorectal cancer and advanced adenomas, mammography to detect early-stage breast cancer, Pap cytology or human papilloma virus testing to detect early-stage cervical cancer or dysplasia, and low-dose computed tomography (LDCT) to detect early stage lung cancer. The imputed EsoGuard positive predictive value (PPV) of 36% to 65% is similarly at or above the PPVs for these tests, and in some cases markedly above (e.g., PPV of stool DNA tests and LDCTs have been reported to be <5%).

In summary, Moinova, et al demonstrated that the mVIM/mCCNA1 NGS DNA methylation assay we now market as EsoGuard was highly accurate at detecting all conditions along the BE-EAC spectrum, including on samples collected with the novel swallowable balloon capsule catheter we now market as EsoCheck. The performance of EsoGuard performed on samples collected with EsoCheck was clearly superior to two published reports of the performance of TFF-3 performed on samples collected with Cytosponge – one funded by its manufacturer Medtronic and the other by the U.K. group which invented it – with overall sensitivities of 76% and 80% and overall specificities of 77% and 92%. The study has certain limitations. It was performed at a single tertiary care institution which may impact its generalizability to a community setting. The study population consist predominantly of White males which may impact its generalizability in females and non-Whites, in which BE is less common. Large ongoing clinical trials seek to replicate these results, including a prospective screening study of at-risk GERD patients.

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The assay, at the time we entered into the license agreement, comprised the following steps:

1.	DNA Extraction. Extract and quantify the DNA from the esophageal cell sample.

2.	Bisulfite Conversion. Incubate the DNA in sodium bisulfite to convert methylated cytosines into uracil, tagging them for CpG sites for identification in subsequent sequencing.

3.	Polymerase Chain Reaction (PCR). Amplify the regions of the VIM and CCNA1 genes where the CPG islands containing the target 31 CpG sites are located using bisulfite-specific, methylation-independent primers generating indexed PCR products for each gene.

4.	Library Prep. Prepare the amplified DNA for sequencing by end-repairing, ligating adapters, quantifying, etc.

5.	Next Generation DNA Sequencing (NGS). Sequence amplified DNA using an Illumina MiSeq™ or HiSeq™ System (Illumina Inc., San Diego, CA) NGS platform.

6.	Data Analysis. Use the proprietary bioinformatics algorithm to determine whether each read is methylated (≥8 of 10 VIM CpG sites or ≥16 of 21 CCNA1 CpG sites methylated), the percentage of all reads of each gene which are methylated, and a final positive (neither mVIM or mCCNA1 above cutoff) or negative (neither mVIM nor mCCNA1 above cutoff) result.

The assay is performed using 96-well trays (some of which are dedicated to blanks and controls) allowing multiple samples to be processed in parallel.

Upon consummation of the license agreement, we began the process of transferring the EsoGuard assay and its standard operating procedures (SOPs) from Dr. Markowitz’s laboratory to a commercial CLIA-certified laboratory. We implemented a systematic nationwide search for laboratories with the expertise, experience, state-of-the-art equipment, and quality control processes to perform the assay, with careful attention to expertise in targeted bisulfite NGS sequencing on Illumina platforms advanced bioinformatics capability.

We selected Research Dx Inc., a leading diagnostic laboratory located in Irvine, CA, which pioneered the Contract Diagnostic Organization (CDO) model to provide integrated, turnkey solutions to life sciences companies seeking to develop proprietary diagnostic tests. ResearchDx operates a full-service CLIA-certified clinical laboratory called PacificDx, for clients, like us, who seek to commercialize their test in the clinical setting. PacificDx finalized the transfer of the EsoGuard assay SOPs from Dr. Markowitz’s laboratory and implemented them with only minor modifications to enhance workflow in a commercial setting. In December 2019, PacificDx, completed the documentation of analytical validity of the EsoGuard assay on cell lines and clinical samples, including banked samples from the CWRU case-control study reported in the Science Translational Medicine manuscript and described above. It included head-to-head comparisons of the assay performed on such clinical samples at PacificDx and repeated at the NGS laboratory Dr. Markowitz’s team used in their study. This analytic validity work was performed pursuant to CLIA regulations, allowing us to commercialize EsoGuard in the U.S. as an LDT.

We subsequently entered into a services contract with PacificDx to receive samples from clinical sites performing the EsoCheck procedure, perform the EsoGuard test on the sample, generate a patient report indicating a positive or negative result along with guidance on interpreting the results based on published data, send the report to the prescribing physician, and bill and collect payment from the patient or its insurer. The contract provides a maximum turnaround time and a volume-based per-test cost schedule which account for the fact the maximum turnaround time would require running partially full trays until volume increased and was consistent. The cost structure provides us with an attractive gross margin at volume. The contract was recently modified to accommodate certain regulations related to our upcoming Lucid Test Centers and EsoGuard Telemedicine Program. It was restructured as a sublicense of the EsoGuard technology to PacificDx whose payments to us from net proceeds of the test will constitute a sublicense and reimbursement fee, with PacificDx bearing reimbursement risk subject to periodic adjustments.

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We also entered into a manufacturing agreement with ResearchDx to manufacture our EsoGuard Specimen Kits which contain a specimen vial with a proprietary preservative buffer, sterile scissors to cut the EsoCheck balloon with the sampled esophageal cells on its surface, a laboratory requisition form and pre-paid air express mailer addressed to PacificDx. The ResearchDx manufacturing line can be scaled to produce tens of thousands of kits per year and can easily be transferred to a higher volume manufacturer whenever demand dictates. The kits are stocked alongside EsoCheck devices at each clinical site.

The EsoCheck Cell Collection Device with Collect+Protect Technology

EsoCheck is sterile, single-use, swallowable, non-endoscopic balloon capsule catheter whose Collect+Protect technology allows it to perform anatomically targeted and protected sampling of surface cells from the esophagus in a less than 5-minute noninvasive office procedure. It is commercially available in the U.S. an FDA 510(k) cleared cell collection device indicated for use in the collection and retrieval of surface cells of the esophagus in adults.

EsoCheck consists of a vitamin pill-sized, silicone-covered rigid plastic capsule tethered to a soft, thin silicone catheter from which a soft textured silicone balloon emerges. When inflated the balloon’s textured ridges can gently swab surface esophageal cells. The proximal end of the catheter is connected to a syringe that delivers a specified volume of air into the balloon, either 11 cc. to engage the gastroesophageal junction for anatomic indexing, or 5.6 cc. for distal esophageal cell sampling. Applying vacuum suction with the syringe pulls and inverts the balloon into the capsule along with sampled cells adhered to the balloon’s surface, protecting the sample from contamination and dilution from cells outside of the targeted region during device withdrawal, including non-BE upper esophageal cells which can be methylated in smokers. We believe this proprietary Collect+Protect™ technology makes EsoCheck the only noninvasive esophageal cell collection device capable of such anatomically targeted and protected sampling. Such precise sampling is necessary to accurately detect the low-level pathologic signal seen in early esophageal precancer.

The EsoCheck procedure is performed in an office by a physician, nurse, or other trained professional as follows:

1.	The operator places the capsule, with the balloon deflated and inverted into it, in the back of the patient’s mouth.

2.	The patient swallows the capsule using dry swallows or while sipping water through a straw. A variety of techniques have been developed and successfully deployed to facilitate swallowing the device without gagging.

3.	The natural peristaltic mechanism of the patient’s esophagus propels the capsule into the stomach, which the operator confirms using distance markings on the catheter. Unlike gelatin-encapsulated “sponge-on-a-string” devices, which take up to 10 minutes for stomach acid to dissolve their gelatin capsules, the EsoCheck operator can begin sampling as soon as the capsule reaches the stomach.

4.	The balloon is then inflated with 11 cc. of air and withdrawn until the operator feels a slight resistance indicating that it is located at the juncture between the stomach and esophagus. This “anatomic indexing” allows the operator to perform anatomically targeted sampling of the lower esophagus starting at the gastroesophageal junction.

5.	The balloon is then partially deflated until 5.6 cc. of air is left in the balloon, at which point the operator slowly withdraws the balloon another five centimeters, swabbing cells in the lower esophagus where BE occurs.

6.	The operator then pulls back on the syringe plunger which applies vacuum suction to the balloon. The vacuum suction causes the balloon covered with the sampled cells to be pulled into the capsule.

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7.	The operator then proceeds to completely withdraw the device.

8.	Using sterile items provided in the EsoGuard Specimen Kit, the operator cuts the balloon from the device, deposits it into a specimen vial with a custom preservative buffer, packages and sends the sample by overnight express mail to our third-party CLIA-certified laboratory partner for processing.

EsoCheck was developed by the CWRU team to serve as a non-endoscopic tool to detect BE-EAC in at-risk GERD patients that addresses limitations of previously developed non-endoscopic esophageal cell collection devices.

In the 1990’s Wilson-Cook Medical Inc. developed the Brandt Esophageal Cytology Balloon, a non-endoscopic swallowable balloon catheter capable of collecting surface esophageal cells for cytologic analysis. Dr. Gary Falk, a member of our Medical Advisory Board, showed 80% sensitivity at detecting EAC/HGD using the Brandt balloon with standard cytologic analysis, but little or no detection of NDBE/LGD.

In the mid-2000’s, Dr. Rebecca Fitzgerald of Cambridge University in the U.K. introduced Cytosponge®, a non-endoscopic gelatin-encapsulated “sponge-on-a-string” capable of collecting surface esophageal cells and paired it with an immunohistochemical test for a protein, Trefoil Factor 3 (TFF-3), which is overexpressed in BE. In 2013, the U.K. Medical Research Council licensed Cytosponge to Covidien, which was later acquired by Medtronic Inc. Despite numerous clinical studies and a brief but aggressive marketing push by Medtronic, Cytosponge/TFF3 has failed to live up to its promise as a widespread screening tool for BE-EAC. Dr. Nick Shaheen, who chairs our Medical Advisory Board and is the principal investigator of our two clinical trials, recently published mediocre Cytosponge/TFF3 results of the Medtronic-funded multi-center U.S. Cytosponge/TFF-3 trial demonstrating that U.S. investigators were unable to replicate Dr. Fitzgerald’s U.K. results. Several sponge detachments have also been reported. Medtronic appears to have pulled all marketing of Cytosponge except in Dr. Fitzgerald’s home country, the U.K.

Finally, Capnostics Inc., a small privately held U.S. company, has also developed a gelatin-encapsulated “sponge-on-a-string” esophageal cell collection device, EsophaCap®, which appears identical to Cytosponge. It appears that EsophaCap was first 510(k) cleared in the early 1990’s under a different name. It does not appear that Capnostics is actively commercializing EsophaCap for routine clinical use. Instead, it appears to be focused on providing it to academic centers such as Mayo Clinic and Johns Hopkins for biomarker clinical research.

As previously stated, the CWRU team’s data on poor assay specificity in upper esophageal brushings was the impetus for them to develop a non-endoscopic esophageal sampling device incorporating anatomic targeting and protected sampling of lower esophageal cells. They realized that these two features were critical to avoid signal degradation from dilution and/or contamination of the lower esophageal sample by cells in the unaffected areas of the upper esophagus, throat, and mouth. None of the prior or current non-endoscopic tools seeking to serve as widespread BE-EAC screening tools – Wilson-Cook’s Brandt Balloon, Medtronic’s Cytosponge, and Capnostics’ EsophaCap – incorporated these features and therefore suffered from such sample dilution and contamination. The CWRU team was able, for the first time, to incorporate these critical features, which we have branded Collect+Protect Technology, into a non-endoscopic tool for BE-EAC screening, which we now market as EsoCheck, in a simple, elegant, and operator/patient-friendly manner.

Moinova, et al assessed the performance of their novel non-endoscopic balloon capsule catheter in 156 patients prior to a scheduled EGD (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848). Over 80% successfully swallowed the device in an average of just over three minutes. Patient tolerance and acceptance of the novel non-endoscopic procedure was very good. Only one in four patients reported more than minimal discomfort, none of them severe. Well over 90% stated they would repeat the procedure and would recommend it to others. At least 60 nanograms of DNA was obtained in over 90% of samples. Assay performance data using the non-endoscopic balloon capsule catheter was nearly identical to that using endoscopic brushings.

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Upon consummation of the license agreement, we began the process of transforming EsoCheck from a research prototype to a commercial product. After a few minor design modifications, we proceeded to a survival GLP porcine study that included side-by-side comparison testing between EsoCheck and the Hobbs Medical Inc. Single-Use Cytology Brush. The study was designed to evaluate the performance of EsoCheck and the Hobbs Brush, using pre-defined acceptance criteria including the number of captured cells and visual/histologic evidence of esophageal trauma. Each of four animals studied underwent sampling of four randomly assigned segments of the esophagus, two with EsoCheck and two with the Hobbs Brush. A board-certified pathologist with subspecialty board certification in gastrointestinal cytopathology reviewed the slides and determined cell counts using standard techniques. EsoCheck collected over twice as many cells as the Hobbs Brush, over 25,000 versus over 11,000, respectively. Endoscopic visualization rated esophageal trauma at ≤2 on a 0 to 5 scale per the Esophageal Injury Scale, adapted from The American Association for the Surgery of Trauma. Histopathologic analysis of the gastroesophageal junction showed normal mucosal lining in all animals.

We then developed an EsoCheck supply chain and selected Sage Product Development as our contract manufacturer with other suppliers and service providers serving as subcontractors to Sage. We then completed the remaining steps necessary to proceed with regulatory submission and commercialization including pre-verification testing, design verification and validation testing, and manufacturing process development and validation. Verification testing included visual and dimensional inspection, balloon capsule assembly measurement, balloon inflation/deflation tests, balloon burst tests, balloon inversion tests, bond tests, tensile tests, and the side-by-side GLP animal testing of cell count yield and tissue trauma. Validation testing included biocompatibility testing (ISO 10993), sterilization lot release testing (EO), packaging validation, shelf-life testing, and user validation.

In early 2019, we submitted the EsoCheck™ CCD Cell Collection Device to FDA for 510(k) clearance as a Class II device under the “esophagoscope (flexible or rigid) and accessories” product classification (product code EOX). We selected the Wilson-Cook Medical, Inc. Brandt Cytology Balloon (K911588) as the predicate device and both the Covidien/Medtronic Cytosponge (K142695) and Hobbs Medical, Inc. Hobbs Medical Cytology Brush (K834402) as reference devices.

On June 21, 2019, FDA provided us notice (K183262) that it had determined that the EsoCheck CCD Cell Collection Device to be substantially equivalent, for the indications for use stated, to legally marketed predicate devices and that we may, therefore, market it, subject to the general controls, provisions of the FDCA. The indications for use stated that EsoCheck is indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older.

Although EsoCheck was designed to be used with EsoGuard to detect BE-EAC, we purposefully sought and were granted a broad indication for use as a generic esophageal cell collection device whose samples may be submitted for any commercially diagnostic test. This permits us to pursue other applications which would benefit from noninvasive esophageal cell sampling including BE-EAC progression, eosinophilic esophagitis, and infectious conditions of the esophagus.

EsoCheck is packaged in sterile peel-away packs provided in boxes of five or twenty-five devices. It is widely distributed and stocked at physician offices and clinical trial sites alongside EsoGuard Specimen Kits. Warehousing, logistics and fulfillment are managed through a partnership with HealthLink International, a leading third-party logistics company with hubs in Memphis, Tennessee and Waalwijk, The Netherlands.

In early 2021 we submitted a new 510(k) for EsoCheck incorporating minor changes, including the addition of a tether to limit stretching during sampling, and moving from two syringes to a single 20 cc syringe with custom marking to enhance usability and reliability. We also dropped the “CCD” from the name to align with our marketing efforts. On February 18, 2021, FDA granted EsoCheck a new 510(k) with the same indications for use (K210137) incorporating these minor changes.

Our Growth Strategy

We believe EsoGuard’s total addressable U.S. market opportunity exceeds $25 billion based on an effective Medicare payment of $1,938 and the over 13 million U.S. male at-risk GERD patients recommended for screening by clinical practice guidelines. We believe that EsoGuard, used with EsoCheck, as the first and only commercially available test capable of serving as a widespread BE-EAC screening tool, has the potential to become the standard of care to detect esophageal precancer in at-risk GERD patients. We are proceeding with this offering and transitioning to a public company to drive a bigger, bolder growth strategy that seeks to realize the potential of the substantial market opportunity these groundbreaking technologies offer.

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Expand EsoGuard Commercialization Across Multiple Channels

The first pillar of this growth strategy is to expand EsoGuard commercialization and to do so across multiple channels, beyond our current focus on gastroenterology (GI) physicians to include primary care physician (PCP) and consumers.

We significantly expanded our full-time commercial team in 2021, including adding four industry veterans in senior leadership roles and three clinical specialists. We intend to use proceeds from this proposed offering to accelerate this expansion of our sales infrastructure, including recruiting full-time territory managers team targeting either GIs or PCPs in each region across the nation.

The vast majority of at-risk GERD patients are cared for by PCPs and never see a gastroenterologist. We believe for us to have a meaningful impact on preventing EAC deaths, we will need to find the at-risk GERD patients where they are located—at the PCP practice. We have the opportunity to educate PCPs that GERD can lead to EAC, and that, for the first time, they can refer their at-risk GERD patients for testing using a non-endoscopic alternative to EGD—a brief office-based test to accurately detect esophageal precancer and prevent progression to highly lethal EAC. We believe our upcoming Lucid Test Centers will play a critical role in significantly growing EsoGuard testing from PCP referrals. After completing the pilot program in Phoenix, we intend to use proceeds from this proposed offering to steadily expand our Lucid Test Centers to other metropolitan areas, first in Western U.S. states and then nationwide.

We also believe that direct-to-consumer (DTC) education and marketing could be a key driver of our long-term growth. We know from the experience of other successful early cancer detection companies that a telemedicine program paired with aggressive direct to consumer (DTC) marketing can have broad reach and an enormous impact on accelerating commercialization. We believe that educating consumers on the link between GERD and BE-EAC, and the availability of a simple noninvasive test to detect esophageal precancer, will encourage those at risk to explore EsoGuard testing. We intend to use proceeds from this proposed offering to launch a pilot EsoGuard Telemedicine Program with DTC marketing in Phoenix and expand it to other metropolitan areas once we demonstrate an acceptable return on investment. We view our plan to target consumers as a longer-term value creation opportunity. We are under no illusions and understand that executing a successful DTC marketing program can be challenging and costly if one does not tread carefully. We intend to proceed in a deliberate fashion, carefully assessing the return on each dollar invested in DTC and making appropriate adjustments along the way.

Expand Our Clinical Evidence to Support Commercialization, Reimbursement and Regulatory Efforts

The second pillar of our growth strategy is to aggressively expand the clinical evidence for our products to support our commercialization, reimbursement and regulatory efforts, as well as to secure recommendations in clinical practice guidelines. We believe, based on the experience of other successful early cancer detection companies, that securing such recommendations can supercharge commercialization and dramatically drive value creation. We intend to use proceeds from this proposed offering to fund multiple ongoing and future clinical trials to support these strategic goals.

Our proposed clinical research and development plan is expansive. We first seek to accelerate enrollment in our ongoing multicenter clinical trials, ESOGUARD-BE-1 and ESOGUARD-BE-2, to support FDA PMA approval of EsoGuard, used with EsoCheck, as an IVD. In addition to this regulatory goal, we also believe being armed with more clinical data is important to drive utilization by physicians, whether GI or PCP.

While completing these ongoing trials, we will work with FDA, pursuant to our Breakthrough Device designation, to design an extension the ESOGUARD-BE-1 to enroll sufficient patients to support an expanded indication to detect dysplastic BE, a substantial but potentially highly rewarding undertaking. Although the study size is yet to be determined and will depend on negotiations with FDA, we expect it will be in the thousands.

Finally, solid clinical utility data is critical to our efforts to secure private payor reimbursement. We are planning several EsoGuard/EsoCheck clinical utility studies, including a large registry and a study using electronic medical record screening to assess an EsoGuard-driven strategy to find BE-EAC disease in at-risk GERD patients.

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Expand Our Manufacturing and Laboratory Testing Capacity

We intend to use proceeds from this proposed offering to scale our operational capacity, enhance efficiency and improve operating margins as demand for our products grows. We will complete transfer of EsoCheck manufacturing to a high-volume partner this year, which will provide sufficient long-term manufacturing capacity and substantially lower per-unit cost of goods. We anticipated doing the same for EsoGuard Specimen Kit manufacturing demand dictates. Although our CLIA-certified laboratory has sufficient capacity to meet EsoGuard testing for the medium-term, we believe it is in our long-term interest to secure our own CLIA-certified laboratory, to increase capacity further, streamline billing and claims management, and decrease per-test cost of goods.

Expand Our Product Portfolio

We believe we have important opportunities to create value through expansion of our product portfolio. Two highly synergistic technologies under development—BE-EAC progression markers from several institutions and PAVmed’s EsoCure device—stand out because they have the potential to diversify our portfolio and create a fully integrated suite of products to address the early detection, monitoring and treatment of BE-EAC.

We currently offer EsoGuard, used with EsoCheck, to detect esophageal precancer before it progresses to EAC. If EsoGuard is positive and EGD finds NDBE, the patient will need long-term surveillance to detect dysplastic BE before it progresses to EAC. We have the opportunity to license and develop BE-EAC biomarkers with the potential to discriminate between NDBE and dysplastic BE on samples collected with EsoCheck, which we believe would revolutionize NDBE surveillance, allowing more frequent noninvasive surveillance in all patients or in those identified to be at high-risk for progression.

Once dysplastic BE is identified, at the time of the confirmatory EGD or during surveillance, endoscopic esophageal ablation is indicated to cure the BE and halt progression to EAC. EsoCure has certain key features which give it the potential, once cleared and clinically available, to radically disrupt the dominant RF balloon ablation paradigm.

We intend to use proceeds from this proposed offering to pursue these two opportunities when they become available, and any other technologies which synergize with our lead products and provide the opportunity to create value.

Product Research and Development

We have committed, and continue to commit, substantial resources to our research and development efforts to advance our technologies, focused on improving the functionality, usability, safety, performance, and cost effectiveness of our products.

EsoCheck

We are actively developing future generations of our EsoCheck device. We are working on improved EsoCheck balloon shapes, textures, and configurations to enhance sampling efficiency and DNA yields. We are also developing an improved and more ergonomic EsoCheck handle to enhance usability and minimize the opportunity for user error. The design will allow the operator to advance through the various discrete balloon inflation/deflation steps much more efficiently and will provide real time balloon inflation status.

EsoGuard Specimen Kit

We are actively exploring ways to enhance the EsoGuard Specimen Kit including improving the buffer and specimen vial. We are engaged in a sponsored research agreement with CWRU and the Markowitz lab to test various solutions to preserve esophageal cells sampled using EsoCheck. A portion of this work led us to switch early on from a commercial preservative solution to a proprietary one which CWRU research showed enhances preservation of DNA methylation status during extended transportation times and at elevated temperatures. We are also developing a custom specimen vial which incorporates a mechanism to have the vial automatically cut the EsoCheck balloon to improve reliability, repeatability and usability.

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EsoGuard

We are working closely with ResearchDx, our laboratory partner, to improve the performance, efficiency, and cost-effectiveness of the EsoGuard assay. We have multiple joint research projects seeking to lower the assay DNA input, enhance assay throughput, lower reagent costs, and improve assay performance.

EsoCure Esophageal Ablation Device with Caldus™ Technology

Soon after our inception, our parent company, PAVmed determined that it owned intellectual property, its Caldus portfolio developed by its co-founders, that could be applied to endoscopic esophageal ablation. PAVmed’s EsoCure Esophageal Ablation Device with Caldus™ Technology is designed to be synergistic with our EsoGuard and EsoCure products, and together would offer the only comprehensive panel of products capable of detecting and treating conditions across the BE-EAC spectrum.

Commercially available devices for endoscopic esophageal ablation use radiofrequency (RF) or cryoablation and rely on complex and expensive consoles and/or gas tanks to perform the ablation. Capital equipment costs are high including up to $200,000 for the market leader in this space, the Medtronic Barrx system. These devices often require multiple introductions and removals of the endoscope, sizing catheter and ablation balloons, which is labor-intensive, time consuming and uncomfortable for the patient.

In contrast, EsoCure is designed to use a disposable, single-use direct thermal balloon ablation catheter which, unlike the Barrx circumferential RF balloon catheter, is designed to advance through the working channel of a standard endoscope and not require manipulation once inserted. The balloon is positioned and inflated in the distal esophagus under endoscopic vision, confirming good circumferential esophageal contact and complete coverage of all visible BE tissue. The catheter is then connected to an inexpensive console which incorporates the patented Caldus technology. The system circulates heated fluid from a fluid cartridge in the console, through the catheter, to the balloon and the back up to the cartridge allowing the balloon to ablate and destroy the abnormal surface esophageal cells of the targeted region by directly heating them above their cytotoxic threshold for a specified period of time. This direct thermal cytotoxic mechanism is biologically identical to RF ablation, but without the intermediate use of electrical energy. EsoCure is designed to maintain a very high balloon temperature, higher than temperatures associated with RF ablation, which we believe may permit very low ablation times and enhance procedural safety and efficiency. Eliminating endoscope changes and the need for complex, expensive capital equipment has the potential to we believe will make EsoCure much more efficient and cost-effective than Barrx or other esophageal ablation devices.

We anticipate that once PAVmed completes EsoCure development and regulatory clearance, Lucid will seek to negotiate an arms-length commercial license from PAVmed to market EsoCure to its customers as part of an integrated suite of products addressing BE-EAC.

Regulatory

We have advanced EsoGuard and EsoCheck through the necessary regulatory processes to allow us to market both in the U.S. and Europe. In parallel, we are pursuing U.S. FDA PMA approval for EsoGuard when used on samples collected with EsoCheck, to enhance our future marketing efforts and provide protection against changes to LDT regulation.

EsoGuard

In December 2019, our CLIA-certified laboratory partner ResearchDx Inc., dba PacificDx, completed documentation of analytical validity under CLIA standards allowing us to commercialize EsoGuard as a Laboratory Developed Test (LDT). This entailed extensive testing using cell lines with known DNA methylation levels as well as banked DNA from esophageal samples of patients with and without BE-EAC enrolled in clinical trials. The CLIA analytical validation process accessed the performance characteristics of EsoGuard including an analysis of accuracy, precision, analytical sensitivity, analytical specificity, reportable range, reference interval, and any other required performance characteristics.

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EsoGuard’s status as a commercially available LDT is dependent on an uncertain regulatory landscape for LDTs. FDA has long maintained that it has clear regulatory authority over LDTs but has exercised enforcement discretion for most LDTs and has generally not required most LDTs to undergo FDA premarket review of analytical validity and clinical validity. For over a decade, FDA has expressed its concern about insufficient regulatory oversight over LDTs but, despite multiple non-binding communications and documents, it has never issued a final guidance document on the regulation of LDTs and has continued its enforcement discretion largely substantially unchanged. In August 2020, the Department of Health and Human Services (HHS) announced that, effective immediately, it was rescinding all documents and issuances concerning FDA premarket review of LDTs, and that FDA may not require premarket review of LDTs absent a formal notice-and-comment rulemaking process. This directive notwithstanding, the regulatory landscape for LDTs such as EsoGuard remains uncertain. The Verifying Accurate Leading-edge IVCT Development (VALID) Act which seeks to revamp the regulatory framework of diagnostic tests, including LDTs, has been reintroduced in 2021 and could alter this landscape it becomes law.

New York state has separate and more stringent clinical laboratory requirements than CLIA. Clinical laboratories, even those located outside New York, must complete additional certifications and follow additional regulations specific to New York in order to accept and process samples from New York patients. Our CLIA-certified laboratory partner has completed this process and is able to process samples from New York.

In June 2021, we completed CE Mark self-certification for EsoGuard, which qualifies as a General IVD, under IVDD, indicating it may be marketed in CE Mark European countries.

EsoCheck

In June 2019, we received FDA 510(k) clearance for EsoCheck, permitting us to market it in the U.S. as a cell collection device with the following indications for use:

The EsoGuard CCD Cell Collection Device is indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older.

We purposefully sought broad indication for use as a generic esophageal cell collection device whose samples may be submitted for any commercially diagnostic test, not limited to EsoGuard or related to BE-EAC. This permits us to pursue multiple other applications which would benefit from noninvasive esophageal cell sampling.

In early 2021 we submitted a new 510(k) for EsoCheck incorporating minor changes to EsoCheck, including the addition of a tether to eliminate stretching during sampling and moving from two syringes to a single 20 cc. syringe with custom markings to enhance usability and reliability. On February 18, 2021, granted EsoCheck a new 510(k) with the same indications for use (K210137) incorporating these changes.

In May 2021, we received CE Mark certification for EsoCheck under MDD indicating it may be marketed in CE Mark European countries.

EsoGuard, Used with EsoCheck

Since only EsoCheck is FDA cleared, we are not permitted to jointly market it with EsoGuard which is an LDT. Although this is not a significant obstacle to our current commercialization efforts, we believe over the long-term it would be useful to jointly market EsoGuard, used with EsoCheck, as a combined product. We therefore have decided to pursue FDA PMA approval for EsoGuard, used with EsoCheck, which will allow us to jointly market them as well as provide protection against changes to LDT regulation which could affect our ability to market EsoGuard as an LDT in the future.

In October 2019, we participated in what we believe was a successful FDA pre-submission meeting to discuss the requirements for PMA approval of EsoGuard, used with EsoCheck, as an IVD. Our representatives included members of our executive leadership team, Dr. Alberto Gutierrez, our regulatory advisor and former head of FDA’s IVD branch, and Dr. Nick Shaheen, chair of our medical advisory board and lead author of the ACG BE Guidelines. We proposed the following initial indication for use:

“EsoGuard, performed on samples collected using EsoCheck, is indicated to screen men 50 years or older who are at elevated risk for Barrett’s Esophagus due to chronic GERD for at least 5 years and one other risk factor, including Caucasian race, body mass index >30, chronic tobacco smoking, or, a first-degree relative with Barrett’s esophagus or esophageal adenocarcinoma. A positive result may additionally indicate the presence of low-grade or high-grade dysplasia and/or esophageal adenocarcinoma. EsoGuard, on samples collected using EsoCheck, is not a replacement for diagnostic esophagogastroduodenoscopy.”

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We also submitted for discussion detailed protocols for two proposed studies to support a PMA submission seeking FDA approval for EsoGuard, used with EsoCheck, as an IVD with this indication for use. The proposed primary study was a screening study of men who are recommended for screening per ACG guidelines. We proposed a study enrolling 54 positive patients that at a 5 to 10% prevalence BE-EAC translates into approximately 500 to 900 patients which is powered to detect NDBE within our targeted success criteria defined by the lower bound of the 95% confidence interval of sensitivity. We also proposed a secondary case control study with four categories of cases, short-segment NDBE, long-segment NBDE, LGD, HGD and early EAC, to document performance in each condition along the BE-EAC spectrum, since the more advanced conditions will be underrepresented in the screening study. We received, and the final approved minutes reflect, favorable FDA feedback on the proposed initial indication for use and design of our proposed clinical studies. Based on this feedback, we decided to proceed with the two PMA studies, ESOGUARD-BE-1 and ESOGUARD-BE-1. These studies are now actively enrolling.

Immediately following the PMA pre-submission meeting, we held a meeting with FDA to discuss our application for Breakthrough Device designation for EsoGuard on samples collected using EsoCheck. During this and subsequent discussions we agreed that, since in order to qualify under FDA’s Breakthrough criteria, a device must treat or detect an advanced or life-threating condition, we would need to seek an indication for dysplastic BE, not just NDBE. Acknowledging the challenges of completing a study powered to detect dysplastic BE, FDA indicated that it would consider study designs with some enrichment and, potentially, interim analysis and approval, to mitigate sample size. In February 2020, FDA informed us that EsoGuard and the proposed indication for use below meet the criteria and had been granted designation as a Breakthrough Device.

“The EsoGuard Test is a qualitative in-vitro test for the detection of methylated DNA markers in esophageal tissue samples collected using EsoCheck. The test is used in men 50 years or older who are at elevated risk for esophageal dysplasia due to chronic Gastroesophageal reflux disease (GERD) for at least 5 years and one other risk factor, including Caucasian race, body mass >30, chronic tobacco smoking, or a first-degree relative with Barrett’s esophagus or esophageal adenocarcinoma. EsoGuard, on samples collected using EsoCheck, is not a replacement for diagnostic esophagogastroduodenoscopy (EGD).”

We intend to work with FDA to finalize an extension of our current screening study to support such an expanded dysplastic BE indication once FDA resumes Breakthrough Device meetings for IVDs, which are currently on hold as the branch works to clear a Covid-19 pandemic related backlog.

Manufacturing & Logistics

We currently utilize contract development and manufacturing partners to manufacture our products, including EsoCheck devices and EsoGuard Specimen Kits. We currently have no plans to build and utilize our own manufacturing facilities. We believe the contract development and manufacturing model is best-suited for us at this time as it limits our fixed overhead costs and leverages significant economies of scale available to others, including in purchasing, machining, tooling, specialized personnel, sub-contracting, off-shoring certain processes to lower-cost operators, and regulatory compliance. It also assures us access to highly skilled best-in-class experts for every aspect of the manufacturing process and enhances our flexibility to tailor our manufacturing to our real-time commercial needs. In fact, much of the diagnostic and medical device industry, including many of its largest players, depend heavily on contract manufacturers operating in the United States and abroad.

Our team, led by our Chief Technology Officer and Director of Manufacturing, works closely with our contract manufacturing partners and other service providers to establish and manage our products’ supply chain, dual sourcing whenever possible. We work closely and collaboratively with them to design and build our products’ manufacturing lines including subassembly, assembly, sterilization and packaging. Each of our contract manufacturers has the ability to add lines and shifts to increase the manufacturing capacity of our products as our demand dictates.

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Each of our contract manufacturers and their subcontractors operates under our quality management system (QMS), which has passed all internal and external audits with no major findings. We work closely and collaboratively with them to manage our quality system, to assure compliance with all regulations and to handle inspections or other queries with regulatory bodies.

EsoCheck Manufacturing

Currently, EsoCheck is manufactured for us by our partner Sage Product Development Inc. located in Foxborough, MA, which subcontracts certain manufacturing tasks including making the silicone extrusions, final sterilization, and packaging. The current EsoCheck manufacturing line can produce over ten thousand units per year. In late 2021 we expect to complete the process of transferring EsoCheck manufacturing to Coastline International Inc., a high-volume manufacturer headquartered in San Diego, CA with plants in Mexico, which will increase EsoCheck manufacturing capacity to over one million units per year.

EsoGuard Specimen Kit Manufacturing

Our EsoGuard Specimen Kits are manufactured for us by our partner ResearchDx on a manufacturing line which can be scaled to produce tens of thousands of kits per year and can easily be transferred to a higher volume manufacturer whenever demand dictates.

Logistics

The warehousing, logistics and fulfillment of our products is managed through a partnership with HealthLink International, a leading third-party logistics company with FDA-registered, ISO-13485 certified facilities servicing the U.S. and Europe with hubs in Memphis, Tennessee and Waalwijk, The Netherlands. HealthLink also provides 24/7 support to our customers, managing complaints, returns and other logistical matters on our behalf. We selected HealthLink because of their strong presence in both the U.S. and Europe, the latter being important to support our active clinical trials in Europe and future commercialization now that EsoCheck and EsoGuard are CE Mark certified.

Clinical Laboratory Operations

We have entered into a services contract with our CLIA-certified laboratory partner, ResearchDx, dba PacificDx to process samples received for EsoGuard test as follow:

1.	Receive esophageal cell samples from clinical sites performing the EsoCheck procedure.

2.	Perform immediate DNA extraction on specimen and store DNA under cold conditions for batched processing.

3.	Perform the EsoGuard test on the sample pursuant to mutually developed and agreed upon standard operating procedures (SOPs), batching samples to fill trays as much as possible within limitations of three-week sample-to-report delivery turnaround time.

4.	Generate a patient report according to a mutually agreed upon format indicating a positive or negative result along with guidance on interpreting the results based on published data.

5.	Send the report to the prescribing physician and other designated patient physicians.

6.	Submit, follow up on and appeal, if necessary, claims for EsoGuard testing to the patient’s insurance company or patient according to mutually agreed upon procedures.

The contract provided a volume-based per-test cost schedule which accounts for the fact that the maximum turnaround time would require running partially full trays until volume increased and was consistent. The cost structure provides us with an attractive gross margin at volume. The contract was recently modified to accommodate certain regulations related to our upcoming Lucid Test Centers and EsoGuard Telemedicine Program. It was restructured as a sublicense of the EsoGuard technology to PacificDx whose payments to us from net proceeds of the test will constitute a sublicense fee, with PacificDx bearing reimbursement risk subject to period adjustments.

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PacificDx is subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. CLIA requirements and laws of certain states, including those of California, New York, Maryland, Pennsylvania, Rhode Island and Florida, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to, or more stringent than, CLIA. Notably, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, PacificDx will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York and perform EsoGuard testing on samples collected in New York.

PacificDx has current certificates to perform clinical laboratory testing and is subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. Our quality management system is linked to PacificDx’s, and both are subject to regular and rigorous internal and external audits which they have passed with no major findings. If in the future PacificDx fails to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of EsoGuard, prevent its approval entirely, and/or interrupt its commercialization.

With its current equipment, PacificDx has the capacity to perform approximately 100,000 EsoGuard tests per year which should accommodate demand for the foreseeable future. Although we do not have any immediate plans to do so, as EsoGuard testing volume grows, we may decide it would be more efficient, cost-effective, and scalable to acquire our own CLIA-certified laboratory and transfer the EsoGuard assay to it. If we were to do so we would be directly subject to the same regulatory obligations and risks as described above for PacificDx.

EsoGuard Testing

EsoGuard testing is performed by PacificDx, which completed documentation of EsoGuard analytical validity allowing us to commercialize it as “single laboratory” LDT as defined by FDA. The assay is performed according to EsoGuard standard operating procedures (SOPs) successfully transferred to PacificDx from the CWRU research laboratory and modified for a commercial setting with close collaboration between us, PacificDx, and the CWRU team.

Esophageal cell samples collected by clinicians using EsoCheck are sent along with a completed requisition form to PacificDx using the mailer provided in our EsoGuard Specimen Kit. The samples are transported via overnight air express mail service, including Saturday delivery, and are received the next day by PacificDx. Upon receipt of the sample, PacificDx immediately performs the DNA extraction portion of the assay according to the EsoGuard standard SOP. The DNA is stored cold until there are sufficient samples to perform a batch run of the remaining steps in the assay. This batching process is managed per the SOP optimized to balance efficiency and cost with a maximum three-week turnaround time between sample collection and physician receipt of the patient report.

EsoGuard Billing and Collection

PacificDx directly bills and collects payments for EsoGuard testing using a third-party billing service. Where there is a private or governmental third-party payor coverage policy in place, they bill the payor (and the patient for cost-sharing, where applicable) in accordance with established a mutually agreed upon policy, subject to amendment. Where there is no coverage policy in place, reimbursement will be pursued on a case-by-case basis subject to this policy and may include billing the patient directly at a full or discounted price. These efforts to secure reimbursement based on individual claims, including pursuing appeals or reconsiderations of claims denials, often takes a substantial amount of time, and claims cycle can sometimes take months to complete.

Reimbursement

Successful commercialization of EsoGuard depends, in large part, on our receipt of adequate reimbursement from government insurance plans, including Medicare and Medicaid, managed care organizations and private insurance plans. We are advancing our products through the processes required to secure reimbursement in the U.S., which includes coding, payment and coverage by Medicare and private payors, and soon will commence doing so in Europe. As of the date of this prospectus, no payor has adopted a positive coverage policy for EsoGuard. Until such time, we will need to obtain reimbursement from payors on a case-by-case basis.

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We are engaged with several regulatory consultants, including a leading Washington D.C. law firm which specializes in reimbursement of life sciences products, to help us navigate the complex public and private payor reimbursement process. We recently hired a very experienced dedicated member of our senior management team to spearhead this effort.

●	John Ridge serves as our VP, Market Access and Reimbursement. Mr. Ridge brings twenty-five years of experience as a leader in the complex area of market access and reimbursement for diagnostic tests, with a proven track record of success securing insurance reimbursement and driving revenue. He notably served as Senior Director of Reimbursement and Managed Care at Exact Sciences at an important period during which he secured coding, payment, and coverage for its Cologuard early cancer detection test, including through the CMS and FDA Parallel Review Process.

Mr. Ridge will oversee EsoGuard market access and reimbursement strategy and activities at a similarly important period for us. He will leverage his experience by advancing the important tasks of finalizing Medicare LCD and securing EsoGuard private payor insurance payment and coverage, in close collaboration with our reimbursement consultants.

We have strategically chosen to seek reimbursement for EsoGuard as an LDT and stock EsoCheck devices and the EsoGuard Specimen Kits at clinical locations free of charge. We have not sought specific reimbursement for the EsoCheck procedure and do not advise clinicians with respect to billing for it.

When there is a private or governmental third-party payor coverage policy in place, we will bill the payor through our contract laboratory service provider (and the patient for cost-sharing, where applicable). Our efforts in obtaining reimbursement based on individual claims, including pursuing appeals or reconsiderations of claims denials, could take a substantial amount of time, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after final appeal, payment may not be received at all. Where there is no coverage policy in place, we will pursue reimbursement on a case-by-case basis.

We believe quality metrics may influence payors’ coverage and contracting decisions, as well as physicians’ precancer and cancer screening procedures. Some government and private payors are adopting pay-for-performance programs that differentiate payments for healthcare services based on the achievement of documented quality metrics, cost efficiencies or patient outcomes. payors may look to quality measures, such as Health Information Data and Information Set (“HEDIS”) and CMS Star Ratings, to assess quality of care. We will seek to have EsoGuard included in the (“HEDIS)” measures and Star Ratings measures as its inclusion will positively impacts payors’ willingness to reimburse EsoGuard, as well as on healthcare providers’ willingness to prescribe the test.

Medicare

Securing Medicare payment and coverage is critical to our EsoGuard commercialization efforts since an estimated 60% of EsoGuard’s targeted patient population are Medicare eligible.

CMS utilizes its Clinical Laboratory Fee Schedule (CLFS) process, pursuant to 42 CFR § 414.506-509, to determine payment for clinical laboratory tests, including LDTs such as EsoGuard. From time to time, Congress has revised the Medicare statute, including how CMS establishes CLFS payment rates. The payment amounts established under the Medicare fee schedules (such as the CLFS) are important because they determine the amount of reimbursement for a diagnostic test under Medicare, and those payment amounts are also often used as a basis for payment amounts set by other governmental and private third-party payors. For example, state Medicaid programs are prohibited from paying more than the CLFS rate for clinical laboratory services furnished to Medicaid recipients.

We sought a Proprietary Laboratory Assay (PLA) code for EsoGuard as an LDT, in lieu of various alternative strategies. A PLA code is a type of Current Procedural Terminology (CPT) code approved by the American Medical Association’s CPT Editorial Panel to designate a proprietary diagnostic test performed at a clinical laboratory. EsoGuard was assigned PLA code 0114U which became effective January 1, 2020.

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EsoGuard then proceeded through the CLFS process, culminating, in December 2019, with us securing “gapfill” determination for the EsoGuard Esophageal DNA Test, PLA code 0114U “Gastroenterology (Barrett’s esophagus), VIM and CCNA1 methylation analysis, esophageal cells, algorithm reported as likelihood for Barrett’s esophagus,” allowing us to engage directly with Medicare Administrative Contractors (MACs) for payment and coverage determination.

CMS relies on a network of MACs, each covering a particular U.S. geography, to process provider claims for reimbursement, including claims for diagnostic tests. Where appropriate, the MACs draft and finalize local coverage determinations (LCDs) that describe the circumstances under which a diagnostic test, including an LDT, will (or will not) be covered for claims submitted to them. Almost all EsoGuard claims in Medicare recipients will be processed by the Noridian Healthcare Solutions LLC (“Noridian”) MAC which covers California, where our CLIA-certified laboratory partner, PacificDx, which performs EsoGuard testing, is located. Noridian participates in the Molecular Diagnostic Services (MolDX) Program coordinated by its fellow MAC, Palmetto GBA LLC (“Palmetto”) located in South Carolina. Under the MolDX Program and on behalf of it participating MACs, including Noridian, Palmetto’s MolDx team performs technical assessment of payment and coverage dossiers provided by manufacturers of molecular diagnostic tests. These dossiers contain detailed information describing the performance characteristics of molecular diagnostic tests (i.e., data describing the test’s analytical validity, clinical validity, and clinical utility).

Immediately upon completing the CLFS process and securing “gapfill” determination for EsoGuard’s PLA code 0114U, we directly engaged with Palmetto and MolDx. Following several meetings to discuss the details of the EsoGuard assay and MolDx’s general assessment and expectations, we prepared, with the assistance of our reimbursement consultants, two distinct detailed dossiers providing data and justifications for EsoGuard payment and coverage, respectively. We submitted the dossiers to MolDx in May 2020.

In October 2020, following completion of MolDx’s review of our payment dossier and a mandatory public comment period of its preliminary payment determination, CMS granted EsoGuard’s PLA code 0114U final Medicare payment determination of $1,938.01, effective January 1, 2021. We are now awaiting Medicare local coverage determination from MolDx, where we understand the Covid-19 pandemic and change of administrations has resulted in a significant backlog of LCD reviews. We believe our dossier presented a strong case for coverage based on the established well-defined at-risk population already recommended for screening by professional society guidelines.

Once Medicare payment became effective, we submitted claims for tests performed in 2020 and began submitting new claims on an ongoing basis soon thereafter. We have not yet received payments or denials for submitted Medicare claims. According to our regulatory consultants, EsoGuard is in a Medicare reimbursement “grey zone” – with national CMS payment effective but its LCD still pending. Although, technically, Medicare is required by statute to pay claims on tests for which it has not issued a noncoverage determination, in practice it may or not pay claims for diagnostic tests awaiting LCD through the MolDx program. Pacific Dx has not yet received any payments or denials on Medicare claims submitted for EsoGuard testing. If we do receive denials, we expect to appeal them, citing lack of a noncoverage policy as described above.

As an FDA-designated Breakthrough Device, EsoGuard would be eligible for four years of guaranteed national Medicare coverage upon FDA approval of its Breakthrough Device dysplastic BE indication for use, through the Medicare Coverage of Innovative Technology (MCIT). MCIT is a CMS final rule published at 86 FR 2987 on January 14, 2021, amending 42 CFR part 405, which established a Medicare coverage pathway to provide Medicare beneficiaries with faster access to Breakthrough Devices by providing four years of national Medicare coverage starting on the date of FDA market authorization, or a manufacturer chosen date, within 2 years thereafter. The final rule implementing MCIT was scheduled to become effective March 15, 2021, but has been delayed until December 15, 2021. Although there remains some uncertainty, our consultants believe it will be implemented and that the inclusion of the MCIT rule in the recently introduced update the 21st Century Cures Act would offer a legislative solution should CMS fail to implement the rule later this year.

Our Breakthrough Device designation for EsoGuard, used with EsoCheck, is based on an expanded indication to detect dysplastic BE. We will be working with FDA to design an extension to our current ESOGUARD-BE-1 screening study to support such an expanded indication, once FDA resumes Breakthrough Device meetings for IVDs, which are currently on hold as the branch works to clear a Covid-19 pandemic related backlog. We will only be eligible for automatic nationwide Medicare coverage of EsoGuard, used with EsoCheck, after completing this extended study and receiving PMA approval for the expanded indication based on this data. We expect MCIT to be implemented by then which would allow us to take advantage of the four years of national Medicare coverage it would provide.

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The Protecting Access to Medicare Act of 2014 (PAMA) establishes a market-based pricing methodology to set CLFS payment rates for laboratory tests. Two categories of tests are established under PAMA: CDLTs and advanced diagnostic lab tests, or “ADLTs.” ADLTs are CDLTs covered under Medicare Part B that are offered and furnished only by a single laboratory, that are not sold for use by a laboratory other than the single laboratory that designed the test or a successor owner, and that meet at least one of the following criteria:

●	Analysis of multiple biomarkers of DNA, RNA or proteins combined with an empirically derived algorithm that yields a result that predicts the probability a specific individual patient will develop a certain condition or conditions or respond to a particular therapy or therapies, and provides new clinical diagnostic information that cannot be obtained from any other test or combination of tests;

●	Cleared or approved by FDA; or

●	Meets other similar criteria established by the Secretary of Health and Human Services.

We do not know if EsoGuard meets the requirements for designation as an ADLT, or if we will need to apply for such designation.

PAMA establishes that CLFS prices will be set at the weighted median of the private payor rates reported by applicable laboratories to CMS. However, CDLT prices are adjusted every three years (based on updated reporting) whereas ADLT prices are adjusted annually. The other difference between the two types of tests is the methodology used to establish the initial Medicare payment rate. For CDLTs, the CMS establishes the initial payment rate via the crosswalk or gap-fill methodology. For ADLTs, the price paid for the first three calendar quarters after a test’s designation as an ADLT is the test’s actual list charge (i.e., the publicly available rate on the first date a new ADLT is obtainable by a patient who is covered by insurance or marketed to the public as a test a patient can receive even if the test has not yet been performed on that date). If the actual list charge for an ADLT is greater than 130% of the initial weighted median private payor rate calculated by CMS, CMS will recoup the difference from the laboratory through a payment claw back.

Private Third-Party Payors

We are also seeking reimbursement from private payors such as health insurance companies and integrated healthcare networks. Private payors generally will determine whether to approve an LDT for reimbursement based on the published results demonstrating the analytical validity, clinical validity, and clinical utility of the test. Reimbursement rates paid by private third-party payors can vary based on whether the provider is considered to be an “in-network” provider, a participating provider, a covered provider, an “out-of-network” provider or a non-participating provider. These definitions can vary among payors. An in-network provider usually has a contract with the payor or benefits provider. This contract governs, among other things, service-level agreements and reimbursement rates. In certain instances, an insurance company may negotiate an in-network rate for our testing. An in-network provider may have rates that are lower per test than those that are out-of-network, and that rate can vary widely. Rates vary based on the payor, the testing type and often the specifics of the patient’s insurance plan. If a laboratory agrees to contract as an in-network provider, it generally expects to receive quicker payment and access to additional covered patients. However, it is likely that we will initially be considered an “out-of-network” or non-participating provider by payors who cover the vast majority of patients until we can negotiate contracts with the payors. Our out-of-network claims may be subject to certain “surprise billing” restrictions enacted by state legislatures and/or currently under consideration in the U.S. Congress.

Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products. As a result, there is uncertainty surrounding whether EsoGuard or EsoCheck, or any other product or service we develop, license, or acquire will be eligible for coverage by third-party payors or, if eligible for coverage, what the reimbursement rates will be. Reimbursement of esophageal cancer screening by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technologies are sufficiently sensitive and specific for esophageal precancer and cancer, not experimental or investigational, approved or recommended by the major guideline-writing organizations, reliable, safe and effective, medically necessary, appropriate for the specific patient, and cost-effective.

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We are beginning discussions with private payors and have not secured any in-network contracts. PacificDx began submitting claims for EsoGuard testing soon after Medicare payment became effective, including to private payors. Although the claim cycle can be prolonged during the early commercialization of a new test, we are starting to receive out-of-network private insurance payments. We recently held a successful advisory board meeting with medical directors of major insurers which provided positive feedback and indicated good alignment with our strategic approach. We felt the feedback fundamentally supported the major unmet clinical need for widespread BE-EAC screening to prevent EAC deaths, acknowledged the existing performance data of EsoGuard on samples collected with EsoCheck in detecting BE-EAC, and that since our test addresses a major unmet clinical need, we can expect payment and coverage determinations to be based on cost-effectiveness, not net cost-savings. The dialogue focused on collecting two types of data:

●	clinical utility data to demonstrate that EsoGuard positively impacts clinical decision making; and

●	healthcare economic analyses of the cost of EsoGuard testing in the target population relative to the fully burdened cost of EGD with biopsies and the cost of caring for patients who develop EAC due to failure to screen for precancer,

We discussed in some detail their expectations for the portfolio of clinical utility and healthcare economic data which would be needed to secure payment and coverage and found their expectations to align with our planned studies, including a large EsoGuard registry we are preparing to launch. Another important topic regarded implementing mechanisms to assure that EsoGuard testing is performed, and billed for, consistent with practice guidelines. We discussed our commitment to help control unindicated testing, working collaboratively with payors through audits and risk-sharing arrangements as needed. They indicated that, by establishing strict, evidence-based criteria for who will undergo the EsoCheck procedure for EsoGuard testing, our proposed Lucid Test Centers had the potential to serve as an important check against unindicated testing.

Notwithstanding this early private payor feedback, we cannot predict whether, or under what circumstances, payors will cover and pay for our EsoGuard test. Over the long-term, high rates of full or partial denial of coverage by payors, or reimbursement at inadequate levels, would have a material adverse impact on our business and on market acceptance of our tests.

We are pursuing a variety of strategies to maximize commercial payor coverage for EsoGuard and will focus our efforts on large national and regional insurers and health plans that have affiliated health systems. We intend to synchronize our regional engagement with insurers and health plants with the rollout of our Lucid Test Centers and have focused some of our initial efforts on such entities in Arizona where we are launching our first centers.

Europe

In May and June 2021, we received CE Mark certification for EsoCheck and completed CE Mark self-certification for EsoGuard, respectively, allowing us to market both in CE Mark European countries. Having secured CE Mark certification, we are proceeding with developing our European market strategy. We are engaged with a major Geneva-based consulting firm to help us develop and execute a country-by-country strategy to secure reimbursement in Europe, leveraging strong existing relationships with European key opinion leaders in esophageal disease who are participating in our clinical trials.

Commercialization

We believe our lead products, EsoGuard performed on samples collected with EsoCheck, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths through early detection of esophageal precancer in at-risk GERD patients.

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EsoGuard is commercialized in the U.S. as an LDT. Pursuant to a services contract, our CLIA-certified laboratory partner receives esophageal cell samples from clinical sites, performs the EsoGuard test, generates and sends the patient report to the prescribing physician, and submits claims to the patient’s insurer. They also manufacture EsoGuard Specimen Kits, which are used to package and ship esophageal cell samples collected using EsoCheck to the laboratory for EsoGuard testing. EsoCheck is commercialized in the U.S. as a 510(k) cleared cell collection device and is manufactured for us by our current contract manufacturing partner. In late 2021 we expect to complete the process of transferring EsoCheck manufacturing to a high-volume manufacturer. EsoCheck devices and EsoGuard Specimen Kits are stocked at clinical sites, including physician offices and hospital-based clinics and are being stocked at our upcoming Lucid Test Centers.

We believe EsoGuard’s total addressable market opportunity exceeds $25 billion based on an effective Medicare payment of $1,938 and over 13 million U.S. male at-risk GERD patients recommended for BE screening by professional society guidelines. The expanded market opportunity includes an estimated 18 million symptomatic female at-risk GERD patients recommended for BE screening, an estimated 30 million asymptomatic GERD patients for whom risk-stratification criteria have not yet been defined, and an estimated tens of millions of at-risk GERD patients outside the U.S. in regions like Europe know to have similar BE-EAC prevalence and the U.S.

Our commercialization effort is led by our Chief Commercial Officer Shaun O’Neil:

●	Shaun M. O’Neil has served as our Chief Commercial Officer since our inception. He brings two decades of sales and marketing leadership, and product and business development expertise in both startup and established companies, including a particularly strong track record in growing sales and increasing market share for innovative medical devices. Prior to joining our parent company, PAVmed, he held various senior sales and marketing leadership positions with AngioDynamics (Nasdaq: ANGO), a leading multi-specialty provider of innovative medical devices.

Our commercialization efforts during much of 2020 and early 2021 were severely constrained by the Covid-19 pandemic. However, with nearly all health care workers now vaccinated, moving forward we anticipate unfettered access to facilities for sales calls, training, and procedural support, even if local or regional outbreaks occur in the future. EsoGuard testing has accelerated as these pandemic-related healthcare facility limitations have eased.

Gastroenterology Engagement

Our initial EsoGuard commercialization efforts have focused on gastroenterology (GI) physicians, as well as “foregut” surgeons (general or thoracic surgeons who focus on surgery of the upper gastrointestinal tract, including the esophagus). These specialists understand, diagnose, monitor, and treat the BE-EAC. GI physicians and surgeons have generally embraced the notion that EsoGuard has the potential to enhance their practices by expanding the funnel of BE-EAC patients.

Our messaging to GI physicians has included several important concepts:

●	unlike stool DNA tests (e.g., Cologuard®) which compete directly with colonoscopy, the mainstay of your clinical practice, EsoGuard does not seek to compete with or cannibalize your existing EGD business since so few at-risk GERD patients ever see a GI physician much less undergo EGD;

●	we believe widespread EsoGuard testing will dramatically expand the funnel of BE-EAC patients who end up seeing you and your GI physician colleagues for definitive diagnosis, monitoring and treatment;

●	we believe this expanded funnel will drive many more BE positive patients to you for EGD and surveillance, and many more LGD/HGD patients to you for endoscopic esophageal ablation;

●	we believe there are many patients already in you practice who are candidates for BE-EAC screening, based on ACG BE Guidelines, but who, for a variety of reasons, do not undergo EGD, including patients undergoing colonoscopy and other GI procedures (e.g., PH testing, manometry); and

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●	we will work collaboratively with you to engage your referring physician network and educate them on the relationship between GERD and BE-EAC screening and EsoGuard, to drive new patients to your GI practice.

As is typically the case with newly introduce medical technologies, we have benefited from several GI early adopters who have chosen to embrace EsoGuard and EsoCheck and to play a prominent role in communicating their experience and their belief in the transformative potential of these technologies to their colleagues. The most notable of these early adopters is NYU’s Dr. David Poppers:

●	David M. Poppers, M.D. Ph.D. is a board-certified gastroenterologist who serves as Clinical Professor in the Division of Gastroenterology and Hepatology at NYU Grossman School of Medicine and NYU Langone Medical Center. Dr. Poppers has published and lectured extensively on gastrointestinal disease. He completed his internal medicine residency at Harvard’s Massachusetts General Hospital, his gastroenterology fellowship at New York Presbyterian-Weill Cornell Medical Center and, his interventional endoscopy fellowship at Lenox Hill Hospital. He received his undergraduate degree from Harvard University and his medical and Ph.D. degrees from NYU Grossman School of Medicine.

In addition to performing numerous EsoCheck procedures for EsoGuard testing within his practice, he has initiated a healthcare network-wide initiative to introduce it in the primary care settings, beginning at the Centers for Men’s and Women’s Health. We are taking these program-building lessons and, with his help, disseminating them to other medical centers. Dr. Poppers recently presented data on his team’s initial experience with EsoGuard and EsoCheck at the Digestive Disease Week 2021 medical conference, in a presentation entitled EsoCheck/EsoGuard: A Novel, Simple, Outpatient Technology for the Early Detection of Esophageal Intestinal Metaplasia, Dysplasia, and Adenocarcinoma. Digestive Disease Week® (DDW) is the largest international gathering of physicians, researchers, and academics in the fields of gastroenterology, hepatology, endoscopy, and gastrointestinal surgery. He reported on 99 patients who underwent the EsoCheck procedure for EsoGuard testing over one month. Of the 79 samples for which results were available, 18 (22.8%) were positive, 54 (68.4%) were negative and 7 (8.7%) were not evaluable due to insufficient DNA. The patients who received positive tests were referred for EGD to confirm their diagnosis and receive the appropriate follow-up or treatment. He reported that,

“The use of EsoCheck and EsoGuard represent a simple and straightforward technique to screen patients for BE and EAC. The procedure is well tolerated…and can be easily performed without sedation in an outpatient setting, even as part of an initial clinical visit if warranted. What is noteworthy in this study is that we found instances of patients with BE who might never have been referred for endoscopic screening.”

Gastroenterology Sales

Our initial commercialization efforts targeting GI physicians has utilized a hybrid sales model of full-time sales management, supervising senior independent sales representatives, and supported by full-time clinical specialists. We significantly expanded our full-time commercial team in 2021 including adding industry veterans in senior leadership roles, each with extensive experience in the gastroenterology and/or diagnostics space.

●	John Rubano serves as our national Director of Sales. He brings two decades of sales and marketing experience, the majority of it in the medical device industry. He has held various leadership roles in which he was responsible for building high performance sales teams and commercializing disruptive medical technologies, including the market leading Barrx technology to treat dysplastic BE. He spent over a decade in the gastroenterology space at Medtronic and Barrx Medical (acquired by Covidien and subsequently acquired by Medtronic).

●	Brian Denney serves as a regional business manager and our National Sales Training Manager. He brings over two decades of experience in medical device sales and sales training, including over a decade in the gastroenterology space. He notably served as an area sales director and national sales training manager at CDx Diagnostics Inc., which markets the widely utilized WATS3D device, a proprietary upper GI endoscopic tool to enhance the diagnosis of BE.

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●	Paul Wickern serves as a regional business manager and as our Strategic Accounts Manager. He brings over a decade of experience in gastroenterology sales. He also comes to us from CDx Diagnostics, where he served as a regional sales manager and grew WATS3D device sales in his region over 700% in just over two years. He previously served in sales roles at Cogentix Medical and one of its predecessors, Vision Sciences, a transnasal endoscopy company, where he won multiple awards for sales performance in his territory.

We are growing our team of full-time regional business managers and independent sales representatives who currently call on GI specialists. The full-time sales team currently consists of the following individuals who report directly or indirectly to Shaun O’Neil, our Chief Commercial Officer:

●	our National Director of Sales all sales personnel and operations;

●	seven regional business managers, covering the Northeast, Mid-Atlantic, Southeast, Midwest, Central, Texas, Southwest and West regions;

●	our Strategic Accounts Manager who oversees the targeting, opening and support of major strategic accounts across the U.S, including major medical centers and large, integrated healthcare networks;

●	our National Sales Training Manager who oversees sales training of our rapidly expanding full-time and independent sales teams;

●	three clinical specialists who help train clinicians and provide procedural support in established accounts, freeing sales managers to focus on physician and network engagement; and

●	a sales operations manager who coordinates and tracks all sales activity and works with PacificDx to track and correlate with EsoGuard testing.

We are also contracted with approximately fifty independent sales representatives who report to and work collaboratively with our full-time regional business managers. However, with our sales leadership in place, we expect to use proceeds from this proposed offering to move rapidly towards hiring a network of full-time territory managers and clinical specialists calling on GI physicians supervised by a full-time regional business manager. We are actively recruiting for these positions with a near-term goal of one to two GI-focused territory managers per region. We may also choose, as an alternative or supplement, to acquire a sales team from another company, if conditions warrant and it is consistent with our broader strategy. We may also choose to enter into distribution agreements with one or more larger strategic partners, in which we manufacture EsoCheck devices and perform EsoGuard tests but leverage their more robust distribution channels. Such agreements may include regional carve outs, minimum sales volumes, margin splitting and/or an option or right of first offer to purchase the technology at a future date.

Primary Care Physician Sales and Lucid Test Centers

One of two pillars of our overall growth strategy, which are the impetus for this public offering, is to expand EsoGuard commercialization across multiple channels including targeting primary care physicians in addition to GI physicians. Although we have focused our commercialization efforts to date on the latter to build critical alliances with the GI community as full partners in our efforts, we have always been keenly aware that nearly all GERD patients are exclusively cared for by primary care physicians (PCP) and only a very small proportion of them ever see a GI physician. Despite a growing interest in GERD in the PCP community, very few PCPs understand that GERD can lead to EAC. To the extent that they have much awareness of BE, there is a broad assumption that it is an entirely benign condition, a medical oddity in which cells of one organ, the esophagus, begin to look like cells of another, the intestines, but certainly not a precancer that can lead to one of the most lethal cancers whose incidence has exploded over recent decades. The general focus of most PCPs in GERD appears to be symptomatic relief. Most PCP referrals to GIs for EGD is to evaluate intractable GERD symptoms and escalate treatment, including more aggressive medical therapy, endoscopic or surgical intervention. The extremely low referral rate of at-risk GERD patients for screening EGD is likely, as much as anything, due to the fact that PPIs like Prilosec® and Nexium® are so effective at controlling, or at least mitigating, GERD symptoms.

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Notwithstanding this current landscape, we believe that PCPs will be receptive to widespread BE-EAC screening of at-risk GERD patients to prevent EAC deaths, once they are educated on the relationship between GERD and EAC, professional society guidelines for such screening, and the availability of a new, simple, non-endoscopic office-based procedure to test patients for BE-EAC using a highly accurate and sophisticated molecular diagnostic test. This conviction is partially based on our limited but successful experience engaging with a few large primary care practices, one of which quickly established their own EsoCheck program and promoted it to patients through educational open houses. We have also begun calling directly on a limited number of PCPs in the Phoenix area, again with very positive results. Our message to PCPs is very simple and very different than our message to the GIs. We are not asking them to dedicate the resources to performing EsoCheck testing in their office, except for very large practices where weekly procedural volumes could justify a dedicated trained clinician to perform them. We are simply asking them, after educating them, to embrace the professional society recommendations and consider referring their at-risk GERD patients for EsoGuard testing. Of course, Exact Sciences, which markets the stool DNA colon cancer detection test Cologuard, and others in the early cancer detection space, have relied on such a PCP channel to drive their sales growth.

We have determined that, over the long run, the only way to assure sufficient testing capacity and geographic coverage to accommodate this PCP expansion, and assure that any patient referred by a PCP has access to EsoGuard testing if clinically appropriate, is to create our own network of Lucid Test Centers staffed by Lucid clinical personnel, where patients can be referred to undergo the EsoCheck procedure and have the sample sent to our CLIA-certified laboratory partner for EsoGuard testing.

Acknowledging the regulatory, compliance and logistical complexities of such an effort, we have decided to first proceed with a pilot program in one major metropolitan area. We have hired clinical personnel and leased medical office space to launch three pilot Lucid Test Centers in the Phoenix metropolitan area. We expect to begin seeing patients referred by local physicians at these Centers soon, once we have finalized the requisite regulatory and compliance infrastructure.

We have paid careful attention to these regulatory and compliance requirements and have gone to great efforts to assure that we have a robust such infrastructure in place prior to formally launch the Centers. To that end, we have retained highly experienced dedicated healthcare regulatory and compliance counsel to assist us with this, culminating in a detailed memo outlining precisely how each element of the program complies with specific regulatory acts and regulations described in detail later in this prospectus. This effort has also included adding dozens of new SOPs to our quality management system, covering all aspects of the program. As noted previously, upon advice of counsel and out of an abundance of caution, we revised certain elements of our contractual agreement with our CLIA-certified laboratory partner to align with certain regulations. Finally, we established a new Quality & Compliance Committee of our board of directors to provide board-level oversight of this process and recruited Dr. Jacque Sokolov to serve on our board and chair the committee. Dr. Sokolov has long been a strong advocate of Board oversight of compliance and quality for public healthcare companies and has established and chaired such committees for several major healthcare companies including Hospira Inc. (NYSE: HSP) until it was acquired by Pfizer Inc. (NYSE: PFE). Joining Dr. Sokolov and other board member on the committee are Dr. DeGuzman, our Chief Compliance Officer, our outside general counsel, aforementioned outside healthcare compliance counsel, Dr. Alberto Gutierrez, who led the in-vitro diagnostic branch at FDA, and his former colleague DC-based attorney Jeff Gibbs who previously served as FDA Associate General Counsel for Enforcement.

After completing the pilot program in Phoenix, we intend to use proceeds from this proposed offering to steadily expand our Lucid Test Centers, first in Western U.S. states, most of which, with the exception of California, allow nurse practitioners to fully practice without physician supervision. Although we have no formal plans to do so and have not engaged with any such parties, we may explore and eventually seek joint-ventures with laboratory testing companies as well as pharmacy mini-clinic networks to establish EsoGuard testing capacity at their facilities.

Our analysis indicates that the economics of our proposed Lucid Test Centers should be attractive. We estimate that a single nurse practitioner, supported by a medical assistant, will be able to perform up to twenty EsoCheck procedures per day. The number of procedures per clinician, per center, necessary to cover the personnel costs and medical office leases is very modest. Assuming payor reimbursement becomes acceptable, once that threshold volume is reached and, the program costs become strictly marginal.

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Marketing

Our Director of Marketing works closely with our entire team and a talented group of outside professionals to develop a wide array of marketing materials targeting GI physicians, PCPs, and consumers across all media including in professional journals, printed patient educational materials, printed physician marketing materials, infographics, material for social media, and audio video materials. The latter include two professionally filmed and edited powerful patient testimonials, one of which aired on cable networks, and another was just recently completed. The team has also created a lively and engaging animated EsoGuard mascot, Frederick “Freddie” E. Foodtube who educates consumers on GERD and BE-EAC and encourages them to “Check Your Foodtube”. Freddie is already quite active on social media and will play a central role in our direct-to-consumer marketing efforts described below.

EsoGuard Telemedince Program with Direct-to-Consumer Marketing

Our growth strategy to expand EsoGuard commercialization across multiple channels includes targeting consumers, in addition to PCPs and GI physicians. The success of EsoGuard will depend, not only on educating PCPs on the relationship between GERD and BE-EAC, but also the broader public through direct-to-consumer (DTC) efforts. Although it will take substantial resources and effort to do so, the message is not a difficult one, at least compared to widespread DTC marketing of obscure biopharmaceuticals treating obscure medical conditions, or even compared to Exact Sciences’ aggressive DTC marketing of its stool DNA test, Cologuard, which does require communicating certain nuances. In our case, patients definitely understand chronic heartburn, or GERD, as they are already bombarded with advertising for symptomatic relief including antiacids and PPIs. Consumers also definitely understand cancer, as most have some family experience with the number two cause of death in the U.S. We are confident that educating consumers on the link between GERD and BE-EAC, the risk factors which drive it, and the availability of a simple noninvasive test to screen for esophageal precancer will encourage those at risk to at least inquire about their options. We have already seen this on a modest scale, as our early presence on social media has already generated a small but growing stream of self-referrals for EsoCheck testing.

In order to accommodate consumers who self-refer for EsoGuard testing in response to our DTC advertising of our products, we need to provide them with an arms-length independent physician who can evaluate them and determine whether referral for EsoGuard testing is clinically appropriate. The most effective and efficient way to do so in this era is by contracting with one or more third-party telemedicine companies who will provide physicians to evaluate the consumer via video communications and determine whether EsoGuard testing is clinically indicated based on their history and condition. If so, they can order an EsoGuard test by referring the patient to one of our Lucid Test Centers where the patient would undergo EsoCheck specimen collection by our clinical personnel for EsoGuard testing by our third-party CLIA-certified laboratory partner. The EsoGuard test result would then be sent directly to the prescribing telemedicine physician who, based on the test result, would refer the patient to a gastroenterologist for further care.

The logistics required to manage the patient’s journey through such a DTC/telemedicine program, in a manner which is compliant with all applicable regulations, are complex and require very careful coordination between us, and our third-party telemedicine and laboratory partners, all operating within our quality management system. Our activities, and the activities of our third-party partners within this DTC/telemedicine program on our behalf, is subject to numerous federal and state regulations. The telemedicine provider itself may be subject to additional state regulations relating to the corporate practice of medicine, test orders, patient consents, medical necessity requirements and billing regulations. Telemedicine, and its specific use in conjunction with DTC, faces particularly intense scrutiny from regulators due to numerous cases of companies failing to operate in this space with a properly functioning regulatory and compliance infrastructure. For example, in recent years, the federal government has conducted several major investigations into the use of telemedicine to generate orders or prescriptions for laboratory tests, pharmaceuticals, durable medical equipment and other ancillary items and services that are billed to Medicare and other federal health care program (FHCPs). In such cases, the supplier that received the order or prescription and billed for the ancillary item or service would compensate the telemedicine provider (or management company) for the patient consultation because the actual telehealth service may not be a covered service or meet the coverage requirements under the Medicare or other FHCPs (due to lack of provider-patient relationship or audio-only modality). The Department of Justice has prosecuted providers on the legal theory that this is akin to a kickback or bribe in the form of remuneration paid to the telemedicine provider or management company for the order or prescription itself, whether the ancillary item or service was medically necessary.

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The same regulatory and compliance infrastructure created for our Lucid Test Centers will oversee our EsoGuard Telemedicine Program with DTC marketing. Our outside healthcare regulatory and compliance counsel has extensive experience with telemedicine and DTC programs and has performed a deep dive into our proposed program and how to structure it consistent with all applicable acts and regulations. His compliance memo includes a detailed accounting of our proposed program and how it comports with each such act or regulation. We are in the final stages of entering into a services agreement with an independent third-party telemedicine provider based in Phoenix but with a nationwide footprint, that can accommodate EsoGuard self-referrals from direct-to-consumer marketing. Once engaged we will work with them to build the appropriate IT infrastructure to launch a pilot EsoGuard Telemedicine with DTC marketing program in Phoenix later this year. Our marketing team has the DTC marketing materials ready to launch across all media modalities including radio, television, billboard and social media.

Unlike the economics of the Lucid Test Centers, the economics of DTC marketing can be complex and require careful assessment of return on investment on funds deployed to DTC. Some media outlets are more effective than others and it may take some time, effort and experimentation to find the right balance before increasing DTC investment in the initial Phoenix market and well before embarking on a slow but steady expansion to other metropolitan areas utilizing proceeds from this proposed offering.

Competition

We believe our lead product, the EsoGuard Esophageal DNA Test, performed on samples collected with our EsoCheck Cell Collection Device, constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths through early detection of esophageal precancer in at-risk GERD patients, and that EsoCheck’s Collect+Protect™ technology makes it the first and only noninvasive device capable of anatomically targeted and protected sampling of the esophagus, which prevents sample dilution and contamination during device withdrawal, and which is necessary to accurately detect early esophageal precancer.

The current standard for diagnosing esophageal precancer (BE) is traditional upper gastrointestinal endoscopy (EGD), with multiple systematic biopsies of areas of the lower esophagus which have the characteristic “salmon-colored” appearance. Despite being widely available for many decades, EGD has failed as a widespread screening tool for esophageal precancer. This is in stark contrast to is lower gastrointestinal counterpart colonoscopy, which is successfully utilized as a widespread screening tool for colon precancer (polyps) and cancer. Nearly 70% of at-risk patients recommended for colon precancer and cancer screening by clinical practice guidelines undergo colonoscopy, while less than 10% of at-risk GERD patients who are recommended for esophageal precancer screening undergo EGD. This is likely due to multiple factors including that EGD is performed under intravenous sedation or anesthesia in a specialized facility and that both the patient and someone accompanying them must take a day off.

Other currently available alternatives to EGD which are commercially available in the U.S. have also failed to be adopted as widespread screening tools for esophageal precancer. Transnasal endoscopy (TNE) is similar to EGD but uses a smaller caliber endoscope which can be inserted into the esophagus through the nose and can visually assess the lower esophagus for areas with an abnormal “salmon-colored” appearance. TNE can be performed in an office setting without intravenous sedation or anesthesia, but the small-caliber endoscope typically does not have a working port through which biopsies can be taken. Capsule endoscopy is performed using a large capsule embedded with a camera which the patient swallows. Images of the esophageal lining are captured and transmitted as the capsule traverses the lower esophagus. Despite some early hope, neither TNE nor capsule endoscopy have been adopted as widespread screening tools for esophageal precancer, likely due to the fact that both depend entirely on imaging and do not provide cell or tissue samples.

Other manufactures have developed noninvasive esophageal cell collection devices most notably “sponge-on-a-string” devices which may compete with EsoCheck. Two such devices, Cytosponge, previously marketed in the U.S. by Medtronic Inc. (NYSE: MDT), and EsophaCap, manufactured by Capnostics Inc. and utilized almost exclusively for clinical research, are spherical mesh sponges encapsulated in soluble gelatin that dissolve in the stomach. The expanded sponge brushes the lining of the esophagus as it is withdrawn and retrieved. Unlike EsoCheck, these devices do not provide anatomic targeting nor protect their sample from dilution and contamination during device withdrawal. It is possible that future biomarkers may have sufficient sensitivity to detect esophageal precancer despite such dilution and contamination or that manufacturers may develop and commercialize new tools, not yet disclosed, which provide noninvasive esophageal cell sampling with the same or better protection from dilution and contamination as EsoCheck. However, we believe that, for the foreseeable future, EsoCheck will remain the only esophageal cell collection device with the precision sampling necessary to detect early esophageal precancer with sufficient accuracy to serve as part of a widespread screening tool.

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The only commercially available test which has been assessed for use as part of a widespread esophageal precancer screening tool is the nonproprietary immunohistochemical test Trefoil Factor 3 (TFF3). Although any laboratory can perform this test, it has historically been performed on cell samples collected using Cytosponge which is no longer commercially available in the U.S. Although TFF3/Cytosponge showed some ability to detect BE, it performed poorly in short segment BE (< 3 centimeters), which is common in a screening population, and its overall performance (estimated negative predictive value) fell far short of what would be needed for it to serve as a widespread esophageal precancer screening tool. In addition, unlike molecular diagnostic tests like EsoGuard, immunohistochemical tests like TFF3 incorporate human subjectivity and are difficult to automate and process with high throughput, both important considerations for widespread screening tools.

Although we do not believe we face meaningful competition from currently available modalities, given the large market opportunity for esophageal precancer screening we may face multiple competitors in the future. For example, our EsoGuard test may face competition from new biomarkers also designed to detect esophageal precancer and conditions along the BE-EAC spectrum. The Mayo Clinic and Exact Sciences Inc. (Nasdaq: EXAS) have published preliminary data on such biomarkers and have publicly expressed a commitment to advancing them to commercialization. Investigators at Johns Hopkins University associated with a privately held firm called Caplusomics have published limited data on methylation biomarkers for BE. Of note, both groups used the EsophaCap “sponge-on-a-string” cell collection device.

Several well-capitalized companies are developing “liquid biopsy” tests for early cancer detection based on circulating tumor DNA. Most of these companies are focused on multicancer detection, or a single cancer other than esophageal cancer. Since mortality rates are high even in early stage EAC, one must identify and intervene upon patients at the precancer stage to prevent EAC deaths. Detecting early precancer in the bloodstream is a major biological challenge and we are not aware of any liquid biopsy test that purports to do so. By definition, precancers like BE do not penetrate the surface cellular layers which is necessary for abnormal cells to enter the blood stream. In principle the only way precancer DNA can enter the bloodstream is within tiny packets called exosomes which are shed from cells. Furthermore, early precancers, such as BE, are not characterized by genomic mutations or other genetic changes that can be easily detected in minute quantities of circulating DNA. EsoGuard detects subtle epigenetic changes in BE called methylation. Although technological advances could result in sufficient sensitivity to detect such subtle BE epigenetic changes in minute quantities of circulating DNA, we believe the biologic hurdles make it unlikely that a viable esophageal precancer screening “liquid biopsy” test will emerge in the foreseeable future. If such a test did emerge and was successfully commercialized, it could put EsoGuard and EsoCheck at a significant competitive disadvantage since logistically it would be much simpler to send the patient for a routine blood draw instead of a specialized office procedure like EsoCheck, and patients would generally prefer such a blood draw over even a noninvasive procedure such as EsoCheck.

Additional, still unproven, technologies with the potential to compete with EsoGuard and EsoCheck in the future, include breath tests and oral tests which purport to detect BE. For example, there is early data to suggest that an “electric nose” device which measures volatile organic compounds (VOCs) developed by Aeonose, The eNose Company, based in the Netherlands, may be able to detect BE. Preliminary published data from Columbia University School of Medicine found differences in the oral bacterial microbiome, obtained with a simple saliva sample or oral swab, may correlate with the presence of BE.

Although there can be no assurance that we will pursue any products other than EsoGuard and EsoCheck, if we seek to develop, license, or acquire other products, we may need to compete with a broad range of organizations in the U.S. and other countries that are engaged in the development, production and commercialization of diagnostic products and services. These competitors include biotechnology, diagnostic and other life science companies; academic and scientific institutions, governmental agencies, and public and private research organizations.

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Accordingly, our future markets may be highly competitive, and characterized by extensive research and clinical efforts and rapid technological change. In order to compete effectively, EsoGuard, EsoCheck and any other products we develop, license or acquire will have to achieve market acceptance, receive adequate insurance coverage and reimbursement, be cost effective and be simultaneously safe and effective. We believe that the principal competitive factors in our markets are:

●	diagnostic accuracy and the quality of outcomes for medical conditions;

●	acceptance by physicians and the medical device market generally;

●	ease of use and reliability;

●	technical leadership and superiority;

●	effective marketing and distribution;

●	speed to market; and

●	product price and qualification for coverage and reimbursement.

In general, we may be unable to compete effectively against our potential competitors either because their products and services are superior or more cost efficient, or because they have access to greater resources than us. Our potential competitors may have substantially greater financial, marketing, sales, distribution, manufacturing, and technological resources. These competitors may also have broader product lines and greater name recognition than we do. Many of these competitors will have obtained FDA or other regulatory clearances or approvals, and patent protection, for their products, or are in the process of seeking such clearances, approvals, and protection. Certain of our potential competitors may commercialize their products in advance of our products. In addition, our competitors may make technical advances that render our products obsolete. We may be unable to respond to such technical advances, especially given our focus on the EsoGuard and EsoCheck technology. Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us.

We will also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, and may compete in acquiring technologies and licenses complementary to our products or advantageous to our business.

Clinical Research & Development

The second pillar of our overall growth strategy, and an impetus for this proposed offering, is to expand the clinical evidence of our products’ efficacy to support our ongoing regulatory, reimbursement and commercial, efforts as well as recommendation of our products in practice guidelines.

Our active and expanding clinical research and development program is led by a veteran team of professionals. Dr. David Wurtman, our Chief Medical Officer, has helped design and execute complex clinical trials during an accomplished career as a life sciences industry executive. Randy Brown, our Executive Vice President of Clinical Development, came to us from Baxter (NYSE: BAX) where he served as a director of clinical operations overseeing numerous multicenter clinical trials worldwide. Our full-time Director of Clinical Operations oversees a team of full-time and contracted clinical research associates who manage individual clinical trial sites.

Until recently our clinical research develop program was entirely outsourced except for Drs. Wurtman and Mr. Brown. We have been engaged with a contracted clinical research organization based in Europe which has managed personnel, data, and documentation for our clinical trials. We are now internalizing much of this activity to optimize efficiency and scalability, as well as gain full control of the process, as we expand our clinical trial activities consistent with our growth strategy. We have begun to hire a core group of clinical research associates as full-time employees and will continue to do so as our needs grow. We recently engaged a leading data management vendor to help us build our own clinical trial data management system, including electronic data capture, and hired a full-time data manager to oversee its development, as well as operate and maintain it once complete and online.

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NDBE PMA Trials of EsoGuard, Used with EsoCheck,

Although our current efforts commercializing EsoGuard as an LDT are going well, we believe, over the long-term, it would be useful to jointly market EsoGuard, used with EsoCheck, as a combined product. We, therefore, have decided to pursue FDA PMA approval for EsoGuard, used with EsoCheck, as an IVD, which will allow us to jointly market them as well as provide protection against any upcoming changes to LDT regulation which could affect our ability to market EsoGuard as an LDT in the future. As importantly, in addition to their regulatory value, the clinical trials required for us to gain PMA approval will be the first and most important expansion of the clinical evidence base, beyond the original Moinova, et al (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848), multicenter case control study, supporting EsoGuard, used with EsoCheck, to detect BE-EAC in at-risk GERD patients.

Our team led by Dr. Wurtman and, including, Dr. Nick Shaheen, internationally renowned expert on esophageal disease, chair of our Medical Advisory Board (MAB) and lead author of the current ACG BE Guidelines, Dr. Alberto Gutierrez, our regulatory consultant and former head of the FDA’s IVD branch, and our highly experienced biostatistician consultant, carefully designed the protocols for two proposed studies, the core elements of which were developed with the help of our full MAB.

In October 2019, our team, along with Dr. Shaheen, Dr. Gutierrez, and our biostatistician, participated in a successful FDA pre-submission meeting to discuss the requirements for PMA approval of EsoGuard, used with EsoCheck, as an IVD. We discussed protocols for two proposed studies to support such a PMA submission with the following proposed indication for use:

“EsoGuard, performed on samples collected using EsoCheck, is indicated to screen men 50 years or older who are at elevated risk for Barrett’s Esophagus due to chronic GERD for at least 5 years and one other risk factor, including Caucasian race, body mass index >30, chronic tobacco smoking, or a first-degree relative with Barrett’s esophagus or esophageal adenocarcinoma. A positive result may additionally indicate the presence of low-grade or high-grade dysplasia and/or esophageal adenocarcinoma. EsoGuard, on samples collected using EsoCheck, is not a replacement for diagnostic esophagogastroduodenoscopy.”

The proposed primary screening study would assess the test’s performance in detecting all conditions along the BE-EAC spectrum in a screening population but would only be powered to detect NDBE. The initial patients in each group in the proposed supporting case control study, distributed across groups consistent with their incidence in a screening population, would also serve as a training set to establish new cutoffs for the assay tailored to such a screening population. The remain patients in the proposed supporting case control study would confirm the test’s performance across the BE-EAC spectrum, including the more advanced conditions which will be underrepresented in a screening population. We also discussed enrolling a meaningful proportion of patients in either study from European countries. We received, and the final approved meeting minutes reflect, positive and constructive FDA feedback on our proposed initial indication for use and the design of our proposed clinical studies, including well-defined success criteria for each study. Based on this feedback we decided to proceed with our two international multicenter PMA studies, ESOGUARD-BE-1 and ESOGUARD-BE-2. Dr. Shaheen agreed to serve as our study-wide Principal Investigator for both studies. Some of the details of the studies are summarized below.

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Table 2. ESOGUARD BE-1 Primary Screening Study

Goal	●	assess performance of EsoGuard, used with EsoCheck, at detecting NDBE or more advanced BE-EAC
	●	high-risk screening population
	●	vs. “gold” standard EGD with biopsies
Inclusion	●	male over 50 years
Criteria	●	≥ 5-year history of GERD
	●	1 additional ACG risk factor(1)
Positive Outcome	●	NDBE or LGD or HGD or EAC
Study Success	●	target observed sensitivity ≥ 87%
	●	lower bound of 95% CI ≥ 75%
	●	negative predictive value (NPV) ≥ 98%
Study Size	●	enroll until 54 positives
	●	estimated 500 to 900 patients
	●	based on 5% to 10% BE-EAC prevalence

(1)   White Race, Obesity, Smoking History, Family History of BE-EAC

Table 3. ESOGUARD BE-2 Supporting Case Control Study

Goal	●	confirm performance of EsoGuard, used with EsoCheck, at detecting more advanced BE-EAC conditions underrepresented in screening study.
	●	Establish EsoGuard assay cut-offs for screening study
Inclusion	●	male over 50 years
Criteria	●	≥ 5-year history of GERD
	●	1 additional ACG risk factor
	●	EGD-documented positive for one BE-EAC condition (cases)
EGD-documented negative for BE-EAC (controls)
Study Success	●	Target observed sensitivity ≥ 87% for each group
Study Size	●	~500 patients total
	●	training set of 150 cases and controls with distribution matching ACG screening population
	●	validation set of 5 groups of positive
BE-EAC cases each with known SSBE, LSBE, LGD, HGD or, noninvasive EAC
(≥ 50 patients each), and 1 group of negative BE-EAC controls (100 patients)

These studies launched last year but enrollment was limited due to widespread shutdowns of clinical trial activities at medical centers due to the Covid-19 pandemic. We used this time to introduce an improved preservative buffer, a streamlined single-syringe EsoCheck procedure, and improve the consistency and intensity of our procedural training. We are now back to actively enrolling patients in both studies. As of the date of this prospectus we have 59 U.S. sites and 9 sites in two European countries. We expect to complete enrollment in both trials by the end of 2022 and submit our PMA by early 2023.

Dysplastic BE Breakthrough Device PMA Trial of EsoGuard, used with EsoCheck

In February 2020, FDA informed us that EsoGuard and the proposed indication for use below meet the criteria for, and had been granted, designation as a Breakthrough Device.

The EsoGuard Test is a qualitative in-vitro test for the detection of methylated DNA markers in esophageal tissue samples collected using EsoCheck. The test is used in men 50 years or older who are at elevated risk for esophageal dysplasia due to chronic Gastroesophageal reflux disease (GERD) for at least 5 years and one other risk factor, including Caucasian race, body mass >30, chronic tobacco smoking, or a first-degree relative with Barrett’s esophagus or esophageal adenocarcinoma. EsoGuard, on samples collected using EsoCheck, is not a replacement for diagnostic esophagogastroduodenoscopy (EGD).

Pursuant to our Breakthrough Device discussions with FDA, we intend to extend enrollment in the ESOGUARD-BE-1 screening study until it is sufficiently powered to support expansion to the above proposed indication for use to include detection of dysplastic BE. FDA indicated that although they would have preferred to a study powered for HGD, they understood that the study size would be impracticable and that they would be open to including LGD. It also indicated that it would consider study designs with some enrichment and, potentially, interim analysis and approval to mitigate sample size. We will be working with FDA to finalize an extension of our current screening study to support such an expanded dysplastic BE indication once FDA resumes Breakthrough Device meetings for IVDs, which are currently on hold as the branch works to clear a Covid-19 pandemic related backlog. This study will be a substantial, capital-intensive, but potentially highly rewarding undertaking. Although the study size is yet to be determined and will depend on negotiations with FDA, it will be in the thousands.

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EsoGuard Clinical Utility Studies

Demonstrating EsoGuard clinical utility requires providing evidence that it has a meaningful impact on the clinical care of patients undergoing the procedure. It does not require demonstrating the performance of the assay, i.e., the negative and positive predictive values. Our PMA trials are designed and powered to do so. Clinical utility studies need to demonstrate that patients with a positive EsoGuard test undergoes confirmatory EGD which leads to a specific intervention, e.g., implementation of an NDBE surveillance program or ablation of dysplastic BE. Ideally, the near-term EGD rate of EsoGuard negative patients should be low. In other words, EsoGuard testing should be able to successfully triage patient to EGD vs. no EGD and that there is an intervention in EGD positive patients, which would not have happened if the patient had not been triaged by EsoGuard.

Demonstrating EsoGuard’s clinical utility is very important for a variety of purposes, including, importantly, for private payor payment and coverage. Our recent advisor board meeting with medical directors of private insurers confirmed this. They strongly indicated that one of the most important factors in their future decision to grant payment and coverage will be demonstrating that physicians order the test and, when they do, that clinical utility can be demonstrated.

Clinical utility studies are also important for general EsoGuard commercialization to physician who want to know that it can “find disease”. A recent U.K. study from Dr. Fitzgerald’s team is a good example. They published a large study of GERD patients in a primary care setting who underwent screening with Cytosponge/TFF-3 and showed that they were able to identify patients with BE and the occasional EAC. This was not a performance study with routine EGD so the authors could not say how many BE-EAC patients were missed, which was likely non-trivial given the published data on suboptimal Cytosponge/TFF-3 performance. However, the study was useful in convincing U.K. authorities to initiate mobile testing centers around the country.

We shortly will launch an EsoGuard Registry study as our primary study to demonstrate clinical utility. Every patient undergoing EsoCheck testing will be asked to provide informed consent for us to collect limited post-procedural data from the patient’s physician on care received after EsoGuard testing, most importantly whether they underwent EGD and, if so, what the results showed.

We are also in discussions with a large academic medical center to initiate a clinical utility study in which investigators would use the network-wide electronic medical record to systematically identify at-risk GERD patients, offer them EsoGuard testing and compare them to historical controls also identified from the database. The study would seek to demonstrate that an EsoGuard-guided strategy identifies more BE-EAC patient than historical practice.

Finally, we are helping investigators at a VA medical center launch a Department of Defense supported study to compare the positive predictive value of EsoGuard followed by EGD compared to EGD alone and the relative costs of each strategy. The study would seek to demonstrate that EsoGuard increases the positive rate of EGD, an important measure of the clinical utility of a noninvasive diagnostic test.

Eosinophilic Esophagitis Using EsoCheck

We are exploring additional EsoCheck applications beyond our core focus of BE-EAC. The application with the greatest potential may be the monitoring of patients with Eosinophilic Esophagitis (EoE). EoE is a rapidly emerging allergy-mediated inflammatory condition of the esophagus similar to, and often associated with, inflammatory bowel disease (IBD). Although underappreciated by the medical community and frequently confused with GERD, EoE has a prevalence comparable to IBD and exacts a significant burden on patients. It can lead to swallowing difficulties, esophageal scarring, food impaction and pain. Current treatment includes oral steroids and an elimination diet. Several anti-inflammatory biologics are being evaluated to treat EoE. Since inflammation can persist despite resolution of symptoms, treatment courses can be very difficult and costly for patients, requiring multiple and frequent invasive endoscopies with biopsies. To date, efforts to replace endoscopy with a noninvasive diagnostic device have proven unsuccessful.

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In March 2020, we entered into a clinical trial research agreement with the University of Pennsylvania to perform a pilot study to assess whether EsoCheck can detect the eosinophils characteristic of active EoE and potentially serve as a less-invasive, more efficient, and cost-effective alternative to endoscopic biopsies in the management of EoE patients. The study, entitled “Pilot Study of EsoCheck Compared to Biopsies and Brush Cytology During Endoscopy for Evaluation of Eosinophilic Esophagitis”, was led by Gary W. Falk, M.D., an internationally renowned expert on esophageal disease with specific experience and expertise in the management of EoE. The study, which has been completed, was a prospective cross-sectional pilot feasibility study of ten patients with suspected or established EoE scheduled for a clinically indicated upper endoscopy. The patients underwent esophageal sampling using EsoCheck, with the sample sent for traditional cytologic analysis, followed by EGD, including brushings and biopsies. The study results have yet to be published but preliminary reports indicate that EsoCheck is able to detect a meaningful number of eosinophils in patients with active disease. We have already initiated discussions with Dr. Falk to lead a larger multicenter follow-up study powered to document EsoCheck’s sensitivity and specificity in detecting active EoE, compared to EGD with brushings and biopsy.

NDBE Progression Using EsoCheck

EsoGuard has been demonstrated to be highly accurate at detecting all conditions along the BE-EAC spectrum and the data from the Moinova, et al indicated that it does so with comparable sensitivities across the spectrum (Moinova, et al. Sci Transl Med. 2018 Jan 17;10(424): eaao5848). This is consistent with the biologic theory that aberrant methylation is an early marker of metaplastic transformation which persists but does not increase dramatically as the patient progresses along the BE-EAC spectrum. EsoGuard is not designed to discriminate between NDBE and more advanced conditions.

Patients with NDBE undergo surveillance EGD to identify dysplastic BE so the patient can undergo endoscopic esophageal ablation to cure the BE and halt progression to EAC. This surveillance strategy is not optimal. It is clear that progression along the BE-EAC spectrum is not necessarily linear. Patients do develop EAC between surveillance EGDs, often referred to as “interval” cancers. Purported risk-stratification tools have not yet led to risk-based surveillance intervals. Even if we were able to identify patients at high risk for progression, frequent surveillance EGDs are not necessarily palatable. EsoCheck would be an ideal tool to provide more frequent risk-based surveillance if it could be paired with so-called progression markers capable of discriminating between NDBE and dysplastic BE, or at least NDBE and HGD.

No such progression markers have been proven to do so but we actively pursuing all promising candidates. Last year we entered into a sponsored research agreement with the Fred Hutchinson Cancer Research Center (“Fred Hutch”) in Seattle, WA to evaluate candidate BE progression biomarkers in patients using EsoCheck. The agreement covers a research program entitled “Biomarkers for the Detection of Cancer” led by principal investigator William M. Grady, M.D. the Rodger Haggitt Professor of Medicine in the Gastroenterology Division of the University of Washington School of Medicine, a full member of the Clinical Research Division at Fred Hutchinson, and Medical Director of the GI Cancer Prevention Program at the Seattle Cancer Care Alliance. The research program will include human clinical studies to explore the candidate BE progression biomarkers, which have shown promise in differentiating nondysplastic BE from dysplastic BE and esophageal adenocarcinoma (EAC), on esophageal samples obtained using EsoCheck.

We are in active discussions with another major academic medical center to license biomarkers which have shown real promise in detecting NDBE progression as well as risk-stratification at the time of the index EGD.

Intellectual Property

Our business depends on proprietary medical device and diagnostic technologies, including the EsoCheck and EsoGuard technologies licensed by us. We intend to vigorously protect our proprietary technologies’ intellectual property rights in patents, trademarks, and copyrights, as available through registration in the United States and internationally. Patent protection and other proprietary rights are thus essential to our business. The EsoCheck and EsoGuard technology is protected by patents in the United States and internationally as set forth below, and our policy is to continue to aggressively file patent applications, both independently and in collaboration with CWRU, as appropriate, to protect this technology and other proprietary technologies of ours, including inventions and improvements to inventions. Under the License Agreement, CWRU has agreed to apply for patent coverage, at our expense, in any country requested by us, to the extent such protection is reasonably attainable. We seek patent protection, as appropriate, on:

●	the product itself including all embodiments with future commercial potential;

●	the methods of using the product; and

●	the methods of manufacturing the product.

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In addition to filing and prosecuting patent applications in the United States, we intend to file counterpart patent applications in Canada, the European Union, and other countries worldwide. Foreign filings can be cumbersome and expensive, and we will pursue such filings when we believe they are warranted as we try to balance our international commercialization plans with our desire to protect the global value of the technology.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent.

We intend to continuously reassess and fine-tune our intellectual property strategy in order to fortify our position in the United States and internationally. Prior to acquiring or licensing a technology from a third party, we will evaluate the existing proprietary rights, our ability to adequately obtain and protect these rights and the likelihood or possibility of infringement upon competing rights of others.

We will also rely upon trade secrets, know-how, continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We intend to protect our proprietary rights through a variety of methods, including confidentiality agreements and/or proprietary information agreements with suppliers, employees, consultants, independent contractors and other entities who may have access to proprietary information. We will generally require employees to assign patents and other intellectual property to us as a condition of employment with us. All of our consulting agreements will pre-emptively assign to us all new and improved intellectual property that arise during the term of the agreement.

Our current patent portfolio consists of the following issued patents and pending patent applications. If a patent application is successful, we can anticipate a minimum of twenty years of patent life from the earliest filing date shown.

Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
United States 8,481,707 Issued	August 16, 2004	May 30, 2026	A kit for detecting a vimentin-associated neoplasia in a subject, comprising at least a primer pair, wherein said primer pair is selected from the group of primer pairs consisting of: a) SEQ ID NOs: 62 and 63 b) SEQ ID NOs: 72 and 71 c) SEQ ID NOs: 23 and 24 d) SEQ ID NOs: 27 and 65 e) SEQ ID NOs: 39 and 64 f) SEQ ID NOs: 54 and 15; and g) SEQ ID NOs: 56 and 15.

United States 8,221,977 Issued	August 16, 2004	August 16, 2024	A method for detecting a vimentin-associated proliferative disorder, comprising assaying a sample obtained from a patient for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2 or fragments thereof; wherein methylation of said nucleotide sequence is indicative of a vimentin-associated proliferative disorder; and wherein said vimentin-associated proliferative disorder is a gastro-intestinal neoplasia.

United States 8,415,100 Issued	August 16, 2004	August 16, 2024	A method for detecting neoplasia of the upper gastrointestinal tract, comprising: a) obtaining a human sample; and b) assaying said sample for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of a neoplasia of the upper gastrointestinal tract.

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Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
United States 9,580,754 Issued	August 16, 2004	August 16, 2024	An isolated polynucleotide comprising a bisulfite-converted nucleic acid; wherein the polynucleotide is 20-3000 nucleotides in length; wherein the polynucleotide comprises a region having: a) a nucleotide sequence comprising the bisulfite-converted methylated nucleotide sequence of SEQ ID NO: 41, SEQ ID NO: 42, or SEQ ID NO: 44, a complement thereof, or a fragment thereof; wherein said nucleotide sequence, said complement or said fragment is at least 20 nucleotides in length; or b) a nucleotide sequence that is at least 95% identical to the bisulfite-converted methylated nucleotide sequence of SEQ ID NO: 41, SEQ ID NO: 42, or SEQ ID NO: 44, a complement thereof, or a fragment thereof; wherein said nucleotide sequence, said complement or said fragment is at least 20 nucleotides in length; and wherein said nucleic acid, prior to bisulfite conversion, comprises at least one methylated cytosine and at least one unmethylated cytosine.

United States 10,400,286 Issued	August 16, 2004	August 16, 2024	A method for detecting vimentin methylation in a human subject, comprising: a) obtaining a sample from a human subject suspected of having or is known to have colon neoplasia; and b) assaying a vimentin nucleic acid in the sample for the presence or absence of methylation within a nucleotide sequence selected from the group consisting of SEQ ID NO: 2 and fragments thereof, and SEQ ID NOS:40-45.

United States 10,450,615 Issued	August 16, 2004	August 16, 2024	A method for determining vimentin methylation in a human subject, comprising: a) obtaining a sample from a human subject; and b) assaying a vimentin nucleic acid in the sample for the presence or absence of methylation within a nucleotide sequence selected from the group consisting of SEQ ID NOs: 2 and fragments thereof, and SEQ ID NOS:40-45, wherein the sample is obtained from a subject suspected of having or is known to have an esophageal neoplasia.

United States 16/564,392 Pending	August 16, 2004		Methods and compositions for detecting and treating vimentin-associated neoplasia. Differential methylation of the vimentin nucleotide sequences has been observed in vimentin-associated neoplasia such as neoplasia of the upper or lower gastrointestinal tract, pancreas, and/or bladder.

Australia 2012272697 Issued	August 16, 2004	June 22, 2032	A method for detecting neoplasia of the upper gastrointestinal tract, comprising: a) obtaining a human sample; and b) assaying said sample for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of a neoplasia of the upper gastrointestinal tract, wherein said neoplasia of the upper gastrointestinal tract is selected from the group consisting of: Barret’s esophagus, Barrett’s esophagus with high grade dysplasia, esophageal neoplasia, adenocarcinoma of the gastroesophageal junction, and adenocarcinoma of the stomach.

Canada 2,535,910 Issued	August 16, 2004	August 16, 2024	An oligonucleotide primer for detecting methylation of a vimentin nucleotide sequence, selected from SEQ ID NOs: 8-39, 52-53 and 54-72. A polynucleotide having the nucleotide sequence of any one of SEQ ID NOs: 3-4, 6-7, 46-47 and 49-50.

Germany France United Kingdom European Patent Office EP1660683 Issued	August 16, 2004	August 16, 2024	An oligonucleotide primer pair for detecting methylation of a vimentin nucleotide sequence, selected from the group consisting of numerous primer pair sequences.

Europe 2724154 Issued	August 16, 2004	June 22, 2032	A method for detecting neoplasia of the upper gastrointestinal tract, comprising assaying a sample which has been obtained from a human for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of the upper gastrointestinal tract is selected from the group consisting of: Barrett’s esophagus, Barret’s esophagus with high grade dysplasia, esophageal neoplasia, and adenocarcinoma of the gastroesophageal junction.

Canada 2,840,324 Pending	August 16, 2004		Methods and compositions for detecting and treating vimentin-associated neoplasia. Differential methylation of the vimentin nucleotide sequences has been observed in vimentin-associated neoplasia such as neoplasia of the upper or lower gastrointestinal tract, pancreas, and/or bladder.

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Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
United States 15/540,956 Pending	December 30, 2015		Methods for identifying genomic loci that are differentially/methylated in neoplastic cancers, e.g., esophageal cancers. Identification of methylated genomic loci, and optionally in combination with the identification of somatic mutations in TP53, has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal neoplasias.

Australia 2015374019 Pending	December 30, 2015		Methods for identifying genomic loci that are differentially/methylated in neoplastic cancers, e.g., esophageal cancers. Identification of methylated genomic loci, and optionally in combination with the identification of somatic mutations in TP53, has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal neoplasias.

Europe 15876289.8 Pending	December 31, 2015		Methods for identifying genomic loci that are differentially/methylated in neoplastic cancers, e.g., esophageal cancers. Identification of methylated genomic loci, and optionally in combination with the identification of somatic mutations in TP53, has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal neoplasias.

Canada 15876289.8 Pending	December 31, 2015		Methods for identifying genomic loci that are differentially/methylated in neoplastic cancers, e.g., esophageal cancers. Identification of methylated genomic loci, and optionally in combination with the identification of somatic mutations in TP53, has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal neoplasias.

United States 15/540,965 Pending	December 31, 2015		Methods for identifying genomic loci that are differentially/methylated in neoplastic cancers, e.g., esophageal cancers. Identification of methylated genomic loci, and optionally in combination with the identification of somatic mutations in TP53, has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal neoplasias.

United States 16/315,405 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

Australia 2017292668 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

Canada 3,029,866 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

Europe 17824802.7 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

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Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
China 201780054668.6 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

Japan 2019-500232 Pending	July 5, 2017		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

PCT PCT/US2020/034830 Pending	May 28, 2020		Methods for identifying genomic loci (e.g., vimentin and/or SqBE18) that are differentially methylated in metaplasias (e.g., Barrett’s esophagus) and/or neoplastic cancers (e.g., esophageal cancers). Identification of methylated genomic loci has numerous uses, including for example, to characterize disease risk, to predict responsiveness to therapy, to noninvasively diagnose subjects and to treat subjects determined to have gastrointestinal metaplasias and/or neoplasias.

United States 10,660,621 Issued	December 12, 2014	May 20, 2035	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

United States 16/405,634 Pending	December 12, 2014		A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Australia 2014/361829 Granted	December 12, 2014	December 12, 2034	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Australia 2019/253820 Granted	December 12, 2014	December 12, 2034	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

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Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
Europe 14870556.9 Pending	December 12, 2014	December 12, 2034	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Europe 19208108.1 Pending	December 12, 2014		A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Canada 2933550 Pending	December 12, 2014		A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

United States 16/610,115 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

Australia 2018261544 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

Canada 3,062,305 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

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Jurisdiction, Number and Status	Earliest Filing Date (Excluding Provisionals)	Expiration Date	Summary
China 110709015 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

Europe 18794027.5 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

Japan 2019-560210 Pending	May 3, 2018		A device for collecting a biological sample in an esophagus of a patient includes a swallowable collection portion for collecting a sample at a collection site in the esophagus. A stylet is connected with the collection portion for placing the collection portion into the back of a throat of a patient for swallowing. The device may have a collection portion having a first axial end portion and a second axial end portion. A sleeve is in the first axial end portion. The device may have at least one tissue collecting projection extending from an outer surface of the collection portion; a first side wall of the tissue collecting; a second wall of the tissue collecting projection. A method for collecting a biological sample includes moving the swallowable collection portion with the stylet into the back of a throat of a patient for swallowing.

United States 16/902,579 Pending	June 16, 2020		A device for collecting a biological sample in a subject, the device including an inflatable portion attached to a tubular member, and designed to expand from within the tubular member when inflated and to retract within the tubular member, a surface on the inflatable portion provided with varied thickness to facilitate movement of the inflatable portion between an expanded state and a retracted state, and a plurality of projections on the surface to allow collection of the biological sample when the inflatable portion is in the expanded state.

India 202034033833 Pending	June 16, 2020		A device for collecting a biological sample in a subject, the device including an inflatable portion attached to a tubular member, and designed to expand from within the tubular member when inflated and to retract within the tubular member, a surface on the inflatable portion provided with varied thickness to facilitate movement of the inflatable portion between an expanded state and a retracted state, and a plurality of projections on the surface to allow collection of the biological sample when the inflatable portion is in the expanded state.

PCT PCT/US20/37883 Pending	June 16, 2020		A device for collecting a biological sample in a subject, the device including an inflatable portion attached to a tubular member, and designed to expand from within the tubular member when inflated and to retract within the tubular member, a surface on the inflatable portion provided with varied thickness to facilitate movement of the inflatable portion between an expanded state and a retracted state, and a plurality of projections on the surface to allow collection of the biological sample when the inflatable portion is in the expanded state.

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License Agreement

On May 12, 2018, we entered into a license agreement, or the “License Agreement”, with Case Western Reserve University (CWRU). Under the terms of the License Agreement, we acquired an exclusive worldwide right to use the intellectual property rights to the EsoGuard and EsoCheck technology for the detection of changes in the esophagus. CWRU retains the right to grant licenses to the EsoGuard technology outside this field of use. On November 20, 2019, we entered into an Amendment to the License Agreement to incorporate technology on sample preservation, jointly developed by us and CWRU, as Licensed Technology on mutually agreeable terms and conditions.

The 10,000,000 shares of our common stock issued by us in connection with our formation and the entry into the License Agreement were sold at a purchase price of $0.001 per share as follows:

●	943,464 shares to CWRU;

●	289,679 shares to each of the three individual CWRU physician inventors; and

●	8,187,499 shares to PAVmed.

In addition, CWRU is entitled to receive royalties based on net sales by us of licensed products utilizing the EsoGuard and EsoCheck technology. We are required to pay CWRU royalties on net sales of licensed products as follows:

●	5% of net sales of less than $100 million per year; and

●	8% of net sales greater than $100 million per year.

We are also required to pay CWRU minimum annual royalty payments as follows:

●	$50,000 per year, beginning January 1 following the first anniversary of a commercial sale of a licensed product;

●	$150,000 per year, if net sales of a licensed product exceed $25 million in a year;

●	$300,000 per year, if net sales of a licensed product exceed $50 million in a year; and

●	$600,000 per year, if net sales of a licensed product exceed $100 million in a year.

Minimum yearly royalty amounts are subject to increase based on the percentage change in the CPI-W Consumer Price Index. The minimum yearly royalty payment is credited against the royalties otherwise due. We are also required to pay CWRU a specified portion of any other non-royalty proceeds received by us pursuant to a sublicense of the EsoGuard and EsoCheck technology.

The License Agreement is subject to four regulatory and commercialization milestones the last three of which are associated with milestone payments due from us to CWRU as follows:

●	Milestone II: $75,000 upon FDA clearance of EsoCheck;

●	Milestone III: $100,000 upon first commercial sale of a licensed product; and

●	Milestone IV: $200,000 upon FDA PMA submission of a licensed product.

As of the date of this prospectus, Milestones II has been achieved and its milestone payment has been paid to CWRU. Although we began performing commercial EsoCheck tests in 2020, well before the Milestone III date, we decided it would be in our best long-term interests to delay submissions of claims until Medicare payment was effective. To facilitate this, on February 12, 2021, we entered into a Second Amendment to the License Agreement with CWRU which extended the date of Milestone III, eliminated the Milestone III payment, and provided for an equivalent amount paid by us to CWRU in connection with the execution of the amendment. Milestone III is awaiting formal GAAP revenue recognition of initial out-of-network payments received from private payors and we expect to achieve this milestone shortly.

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Under the License Agreement, we are responsible for the costs incurred by CWRU in preparing, filing and prosecuting any patents related to the EsoGuard and EsoCheck technology (subject to a provision for cost sharing in the event CWRU grants other non-overlapping licenses to the technology), and agreed to reimburse CWRU for approximately $272,553 of such costs incurred by it prior to the date of the License Agreement. Of such amount, $50,000 was paid at signing of the License Agreement, $50,000 is payable upon completion of a bona fide financing with a third party for net proceeds of at least $500,000, and the balance is payable in quarterly installments of $50,000 thereafter. PAVmed provided us with the initial $50,000 to reimburse CWRU (which amount is included in the $22.4 million owed to PAVmed that as of June 1, 2021 was satisfied through the issuance of the Convertible Promissory Note to PAVmed). CWRU agreed to apply for patent coverage, at our expense, in any country requested by us, to the extent such protection is reasonably attainable. CWRU also may apply for patent, copyright or trademark rights to the EsoGuard and EsoCheck technology in other countries, at its option, and we will have no rights under any the patents in such countries unless we reimburse CWRU for its expenses. In the event of any actual or threatened infringement of any patent in the field of use covered by the License Agreement, we will have the first right to commence an action against the infringer. We also will have the right to defend against any claims that the EsoGuard and EsoCheck technology infringes on the intellectual property rights of a third party.

The License Agreement provides for us to indemnify CWRU and certain related parties for any claims relating to product liability or similar claims involving acts or omissions by us in connection with the EsoGuard technology and the development, use or sale of products based on such technology, or relating to our gross negligence or willful misconduct, or relating to our breach of the License Agreement, unless, in any case, such claim results from the gross negligence or willful misconduct of CWRU.

The License Agreement terminates upon the expiration of the last-to-expire licensed patent, or on May 12, 2038, in countries where no such patents exist, or upon expiration of any exclusive marketing rights for a licensed product that have been granted by FDA or other U.S. government agency, whichever comes later. The EsoGuard patents begin to expire in August 2024. However, we are pursuing applications of the clinical utility to extend the patent protection with more recently filed families of cases that have a twenty-year term and, if issued, will expire in the mid to late 2030s. The EsoCheck patents, which are currently the last to expire, begin to expire in May 2035.

In addition, in the event that Lucid Diagnostics Inc. defaults in the payment of any amount when due under the License Agreement, and such amount is not paid within 30 days of notice of nonpayment, CWRU may terminate the exclusivity of the license or terminate the CWRU License Agreement in full. In addition, either party may terminate the CWRU License Agreement upon the other party’s default in the performance of its obligations under the License Agreement, subject to certain grace periods. Upon expiration of the CWRU License Agreement in the ordinary course, we expect to continue selling products using the EsoGuard and EsoCheck technology, as CWRU’s proprietary intellectual property rights in the technology also will have expired.

A shareholder agreement, entered into concurrent with the License Agreement by us, CWRU, the CWRU physician inventors and PAVmed, will terminate upon consummation of this offering.

Management Service Agreement

As of the date of this prospectus, we have no employees. PAVmed makes certain of its employees available to us pursuant to a management services agreement between us executed concurrently with the License Agreement in May 12, 2018 and amended since then to accommodate our expanding business activities. Members of our leadership team are covered under the management services agreement, including Lishan Aklog, M.D., who will become our Chief Executive Officer upon consummation of this offering, Dennis McGrath, our Chief Financial Officer, David Wurtman, M.D., our Chief Medical Officer, Randy Brown, our Executive Vice President of Clinical Development, and Shaun O’Neill, our Chief Commercial Officer, Richard Yazbeck, our Chief Technology Officer, and Brian deGuzman, our Chief Compliance Officer. PAVmed has agreed to cause the foregoing individuals to devote as much of their professional time and attention as is reasonably necessary to perform the services described in the management services agreement. Certain PAVmed employees, including Dr. Wurtman, Mr. Brown, and all our sales team devote substantially all their business time to our operations.

Under the management services agreement, PAVmed provides management, technical and administrative services to us, including without limitation services related to research and development, regulatory clearance, manufacture, and commercialization of our EsoGuard and EsoCheck products, as well as services related to corporate financial, accounting and legal matters. The terms of this agreement are intended to be consistent with the terms that we could have negotiated with unaffiliated third parties. However, they may actually be more or less favorable.

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Upon the closing of this offering, certain PAVmed employees, shall become direct employees of ours and no longer be covered under the management services agreement. In addition, a portion of the compensation of certain of our executive officers shall be paid directly by us. We expect to continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines it would be in our best interest to engage a dedicated management team. We believe this shared services arrangement is more cost-effective to us, because it provides economies of scale and permits us to focus our infrastructure and resources on the pillars of our growth strategy – expanding commercialization and our clinical evidence base.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, recordkeeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. The following is a summary of the government regulations applicable to our business.

FDA Regulation

For the purposes of FDA regulation a “medical device” is broadly defined in section 201(h) of the FDCA as “an instrument, apparatus, implement, machine, contrivance, implant, in-vitro reagent, or other similar or related article, which is intended for use in humans for the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, or intended to affect the structure or any function of the body, and which does not achieve its primary intended purposes through chemical action and which is not dependent upon being metabolized for the achievement of its primary intended purposes”. Medical devices subject to FDA regulation include “in-vitro diagnostic medical devices” or IVDs, defined in the same FDCA section as “reagents, instruments, and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae, which are intended for use in the collection, preparation, and examination of specimens taken from the human body”.

Our marketing of any medical device product we may develop, license, or acquire, including traditional medical devices such as EsoCheck, and IVDs such as EsoGuard, is subject to FDA regulation.

●	In June 2019, we received FDA 510(k) clearance for EsoCheck, permitting us to market it in the U.S. as a cell collection device indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older.

●	In December 2019, our CLIA-certified laboratory partner ResearchDx Inc., dba PacificDx, completed documentation of EsoGuard analytical validity allowing us to commercialize it as an LDT.

FDA defines an LDT as “an IVD that is intended for clinical use and designed, manufactured and used within a single laboratory.” FDA has long maintained that it has clear regulatory authority over LDTs and has chosen to fully exercise its authority for certain classes of “single laboratory” IVDs which would satisfy its definition of an LDT, such as direct-to-consumer tests that do not involve a health care provider. FDA, however, has generally not enforced these regulatory requirements for most LDTs not in one of these classes and has generally not required these LDTs to undergo FDA premarket review of analytical validity and clinical validity, as all other IVDs must. For over a decade, FDA has expressed its concern about insufficient regulatory oversight over increasingly high-risk LDTs. On multiple occasions from 2010 to 2020 it announced its intent to reconsider its long-standing policy of LDT enforcement discretion with respect to LDTs but never acted on this intent, limiting its actions to hosting a public workshop to gather feedback from industry stakeholders. publishing two draft guidance documents describing a proposed risk-based framework to LDTs, issuing a report citing evidence for the need for additional regulation of LDTs, and issuing a Discussion Paper on LDTs. FDA never issued a final guidance document on the regulation of LDTs and in 2020 the Department of Health and Human Services (HHS) announced that, effective immediately, it was rescinding all guidance, compliance manuals, website statements, or other informal issuances concerning FDA premarket review of LDTs, and that FDA may not require premarket review of LDTs absent a formal notice-and-comment rulemaking process.

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This 2020 HHS directive notwithstanding, the regulatory status for LDTs such as EsoGuard remains somewhat ambiguous and uncertain. The current administration could rescind the HHS directive and allow FDA to return to its previous regime of enforcement discretion. The Verifying Accurate Leading-edge IVCT Development (VALID) Act of 2020, which seeks to revamp the regulatory framework of diagnostic tests, including LDTs, is expected to be reintroduced in 2021 and could radically alter the landscape for LDTs. FDA may also choose to modify its enforcement discretion of elements of its “single laboratory” definition of LDTs which by strict interpretation would require the LDT to have been “designed” at the “single laboratory” and not transferred from another research laboratory, as EsoGuard was.

Since only EsoCheck is FDA cleared, we are not permitted to jointly market it with EsoGuard. This currently is not a significant obstacle to our commercialization efforts, which are almost entirely devoted to marketing EsoGuard. EsoCheck is merely offered, free of charge, as a generic esophageal cell collection device, which is FDA 510(k) cleared to be used to collect samples for any diagnostic test. We believe, however, over the long-term, once our commercialization efforts have gain significant traction, it would be useful to jointly market EsoGuard, used with EsoCheck, as a combined product.

●	We therefore have decided to pursue FDA PMA approval for EsoGuard, when used on samples collected with EsoCheck, which will allow us to jointly market them as well as provide protection against changes to LDT regulation which could threaten our ability to market EsoGuard as an LDT. In October 2019, we participated in a successful FDA pre-submission meeting and received positive feedback on a proposed initial indication for use and the design of our two international multi-center clinical studies to support a PMA application for FDA approval of EsoGuard on samples collected with EsoCheck. We expect to complete enrollment by the end of 2022 and submit our PMA by early 2023.

FDA “Breakthrough Device” is highly-coveted special designation under FDA’s Breakthrough Devices Program, established pursuant to the 21st Century Cures Act and the FDA Reauthorization Act of 2017, which seeks to offer patients and healthcare providers timely access to medical devices which “provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions” by speeding up their development, assessment and review through (i) enhanced communications (ii) more efficient and flexible clinical study design, including more favorable pre/post market data collection balance and (iii) priority review of regulatory submissions. Once effective, MCIT would provide each Breakthrough Device with four years of national Medicare coverage starting on the date of FDA market authorization. In February 2020 we were granted Breakthrough Device designation for EsoGuard on esophageal samples collected using EsoCheck. Pursuant to this designation, we will be working with FDA to design an extension to our current screening study to support an expanded indication to detect dysplastic BE, once FDA resumes Breakthrough Device meetings for IVDs, which are currently on hold as the branch works to clear a Covid-19 pandemic related backlog.

Before and after approval or clearance in the United States, our products are subject to extensive regulation by FDA under the Federal Food, Drug, and Cosmetic Act and/or the Public Health Service Act, as well as by other regulatory bodies. FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, recordkeeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and products.

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls FDA determines are necessary to reasonably ensure their safety and efficacy:

Class I:	general controls, such as labeling and adherence to quality system regulations;

Class II:	special controls, pre-market notification (often referred to as a 510(k) application), specific controls such as performance standards, patient registries, post-market surveillance, additional controls such as labeling and adherence to quality system regulations; and

Class III:	special controls and approval of a de novo request or PMA application, likely with clinical data requirements.

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In general, the higher the classification, the greater the time and cost to obtain approval to market. There are no “standardized” requirements for approval, even within each class. For example, FDA could grant 510(k) status, but require a human clinical trial, a typical requirement of a PMA. They could also initially assign a device Class III status but end up clearing a device as a 510(k) device if certain requirements are met. The range of the number and expense of the various requirements is significant. The quickest and least expensive pathway would be 510(k) clearance with a review of existing bench and animal data. The longest and most expensive path would be a PMA with extensive randomized human clinical trials. We cannot predict fully how FDA will classify our products, nor predict what requirements will be placed upon us to obtain market clearance or approval, or even if they will clear or approve our products at all.

To request marketing authorization by means of a 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to another currently legally marketed medical device, has the same intended use, and is as safe and effective as a currently legally marketed device and does not raise different questions of safety and effectiveness than does a currently legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information, and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when FDA issues a clearance letter finding substantial equivalence. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, could require a de novo request or PMA. In addition, any additional claims the Company wished to make at a later date may require a PMA. If FDA determines that the product does not qualify for 510(k) clearance, they will issue a Not Substantially Equivalent letter, at which point the Company must submit and FDA must approve a de novo request or PMA before marketing can begin.

During the review of a 510(k) submission, FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited. In addition, laws and regulations and the interpretation of those laws and regulations by FDA may change in the future. We cannot foresee what effect, if any, such changes may have on us as a company.

Clinical Trials of Medical Devices and Diagnostic Tests

One or more clinical trials may be necessary to support an FDA submission. Clinical studies of unapproved or uncleared medical devices or diagnostic tests being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an Investigational Device Exemption, or IDE application to FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. The IDE is reviewed by FDA within 30 calendar days after receipt by FDA and FDA can issue a disapproval, conditional approval or full approval for the study to begin depending on the remaining FDA questions following review. Clinical studies of investigational devices may not begin until an IRB has approved the study.

During any study, the sponsor must comply with FDA’s IDE requirements. These requirements include investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. We, FDA, or the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, FDA typically inspects the records relating to the conduct of one or more investigational sites participating in the study supporting the application.

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Post-Approval Regulation of Medical Devices and Diagnostic Tests

After a device is cleared or approved for marketing, numerous regulatory requirements continue to apply. These include:

●	FDA Quality Systems Regulation (QSR), which governs, among other things, how manufacturers design, test manufacture, exercise quality control over, and document manufacturing of their products;

●	labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

●	the Medical Device Reporting regulation, which requires reporting to FDA of certain adverse experience associated with use of the product.

We will continue to be subject to inspection by FDA to determine our compliance with regulatory requirements.

Manufacturing cGMP Requirements

Manufacturers of medical devices are required to comply with FDA manufacturing requirements contained in FDA’s current Good Manufacturing Practices (cGMP) set forth in the quality system regulations promulgated under section 520 of the Food, Drug and Cosmetic Act. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the device must be reported to FDA and could result in the imposition of marketing restrictions through labeling changes or in device withdrawal. Device clearances or approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval. We expect to use contract manufacturers to manufacture our products for the foreseeable future we will therefore be dependent on their compliance with these requirements to market our products. We work closely with our contract manufacturers to assure that our products are in strict compliance with these regulations.

Laboratory Certification, Accreditation and Licensing

Our CLIA-certified laboratory partner which performs EsoGuard testing is subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. CLIA requirements and laws of certain states, including those of California, New York, Maryland, Pennsylvania, Rhode Island and Florida, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to, or more stringent than, CLIA. For example, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, we will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York.

Our CLIA-certified laboratory partner has current certificates to perform clinical laboratory testing. Clinical laboratories are subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA and certain state laws include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If our CLIA-certified laboratory partner fails to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and services and otherwise cause us to incur significant expense.

Other U.S. Regulation

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, anti-kickback and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

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Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Federal Anti-Kickback Statute

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Managing the patient’s journey through our proposed EsoGuard Telemedicine Program and our proposed Lucid Test Centers consistent with the provisions of the Federal Anti-Kickback Statute requires very careful coordination between us and our third-party telemedicine and laboratory partners, which each entity operating within numerous standard operating procedures incorporated in our quality management system. We have established a costly and substantial regulatory and compliance infrastructure for the Lucid Test Centers and EsoGuard Telemedicine Program, including retaining multiple legal and regulatory consultants with specific expertise in this space, establishing and a special Quality & Compliance Committee of our board of directors to provide board-level oversight, and assuring that our contracts with our third-party telemedicine and laboratory partners comply with the law.

Federal False Claims Act

The False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the False Claims Act. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus noncovered uses.

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The processing of EsoGuard tests and submissions of claims consistent with the provisions of the Federal False Claims Act, especially for patients who pass through our EsoGuard Telemedicine Program and our Lucid Test Centers, requires very careful coordination between us and our third-party telemedicine and laboratory partners broadly operating within numerous standard operating procedures incorporated in our quality management system. We have established a costly and substantial regulatory and compliance infrastructure for the Lucid Test Centers and EsoGuard Telemedicine Program, including retaining multiple legal and regulatory consultants with specific expertise in this space, establishing and a special Quality & Compliance Committee of our board of directors to provide board-level oversight, and assuring that our contracts with our third-party telemedicine and laboratory partners comply with the law.

The government may further prosecute, as a crime, conduct constituting a false claim under the False Claims Act. The False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike civil claims under the False Claims Act, requires proof of intent to submit a false claim.

Physician Payment Sunshine Act

There has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals or entities. On February 8, 2013, the Centers for Medicare & Medicaid Services, or “CMS,” released its final rule implementing section 6002 of the Affordable Care Act known as the Physician Payment Sunshine Act that imposes new annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for “knowing failures.”

Certain states, such as California and Connecticut, also mandate implementation of commercial compliance programs, and other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or the “FCPA,” prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products, or for the procedures associated with the use of our products, or limit coverage of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products. Alternatively, the shift away from fee-for-service agreements to capitated payment models may support the value of our products which can be shown to decrease resource utilization and lead to cost saving-for both payors and providers.

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The Affordable Care Act is an example that has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and medical device industries. The Affordable Care Act implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2.0% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”) established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearinghouses, and healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. Some of our activities, including at our Lucid Test Centers and within our clinical trials, involve interactions with patients and their health information which implicate HIPAA. Our activities also involve us entering into specific kinds of relationships with Covered Entities and business associates of Covered Entities, which also implicate HIPAA. Penalties for violations of HIPAA include civil money and criminal penalties.

Our activities must also comply with other applicable privacy laws, which impose restrictions on the access, use and disclosure of personal information. More state and international privacy laws are being adopted. Many state laws are not preempted by HIPAA because they are more stringent or are broader in scope than HIPAA. Since 2020 we have also had to comply with the California Consumer Privacy Act of 2018, which protects personal information other than health information covered by HIPAA. In the E.U., the General Data Protection Regulation (“GDPR”) took effect in May 2018 and imposes increasingly stringent data protection and privacy rules. All of these laws may impact our business and may change periodically, which could have an effect on our business operations if compliance becomes substantially costlier than under current requirements. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain stool, blood and other patient samples and associated patient information could significantly impact our business and our future business plans.

Self-Referral Law

The federal “self-referral” law, commonly referred to as the “Stark” law, provides that physicians who, personally or through a family member, have ownership interests in or compensation arrangements with a laboratory are prohibited from making a referral to that laboratory for laboratory tests reimbursable by Medicare, and also prohibits laboratories from submitting a claim for Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory and permit the laboratory to submit claims for Medicare payments for laboratory tests performed pursuant to such referrals. We are subject to comparable state laws, some of which apply to all payors regardless of source of payment, and do not contain identical exceptions to the Stark law.

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International Regulation

In order to market any of our products outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. We may be subject to regulations and product registration requirements in the areas of product standards, packaging requirements, labeling requirements, import and export restrictions and tariff regulations, duties and tax requirements. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

European Union

We recently received CE Mark certification for EsoCheck under MDD and completed CE Mark self-certification for EsoGuard, which qualifies as a General IVD, under IVDD, indicating that both may be marketed in CE Mark European countries, namely the European Economic Area (the European Union, Norway, Iceland, and Lichtenstein), Switzerland, and, until July 1, 2023, the United Kingdom.

MDD refers to Medical Device Directive 93/42/EEC, which for nearly three decades provided the essential requirements and conformity assessment procedure that medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries. MDD is now obsolete and has been replaced by MDR. MDR refers to Regulation (EU) 2017/745 and incorporates several new concepts and registrations, stricter oversight of manufacturers by notified bodies, universal device identification (UDI) marking, and increased post-market surveillance requirements.

Similarly, IVDD refers to In-Vitro Diagnostic Medical Devices Directive (98/79/EC), which for over twenty years has provided the essential requirements and conformity assessment procedure that in-vitro diagnostic medical devices must undergo to be affixed with a CE Mark and sold in CE Mark European countries. On May 26, 2022, IVDD will be replaced by IVDR, which refers to Regulation (EU) 2017/746, and has an expanded scope, risk-based classification, more rigorous clinical evidence and surveillance requirements, and more stringent documentation.

Both MDR and IVDR have sunset provisions for medical device and IVD certifications under MDD and IVD, respectively. Both EsoGuard and EsoCheck will require recertification under their stricter regulations in the coming years. Failure to secure these recertifications under MDR and IVDR will halt our ability to commercialize our products in the CE Mark European countries. As these are entirely new regulations, the cost, time and risk associated with these recertifications is difficult to predict.

In addition, the United Kingdom, which is a major target market for us, has left the European Union (“Brexit”) and will transition from CE Mark certification to its own UKCA mark certification. We will need to secure UKCA mark certification for EsoGuard and EsoCheck before their CE Mark certifications expire in the UK. Since this is an entirely new process, it is difficult to predict the cost, time and risk associated with transitioning to UKCA certification.

In the European Union, the manufacture of medical devices is subject to good manufacturing practice (GMP), as set forth in the relevant laws and guidelines of the European Union and its member states. Compliance with GMP is generally assessed by the competent regulatory authorities. Typically, quality system evaluation is performed by a Notified Body, which also recommends to the relevant competent authority for the European Community CE Marking of a device. The Competent Authority may conduct inspections of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. Each device manufacturing facility must be audited on a periodic basis by the Notified Body. Further inspections may occur over the life of the product.

Any action against us for violation of these or similar foreign laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

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Other Laws

Occupational Safety and Health

In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In addition, because our operations may require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

Specimen Transportation

Our commercialization activities for EsoGuard subject us to regulations of the Department of Transportation, the United States Postal Service, and the Centers for Disease Control and Prevention that apply to the surface and air transportation of clinical laboratory specimens.

Environmental

The cost of compliance with federal, state, and local provisions related to the protection of the environment has had no material effect on our business. There were no material capital expenditures for environmental control facilities in the year ended December 31, 2018, and there are no material expenditures planned for such purposes for the year ended December 31, 2019.

Facilities

We currently rely on the office space, including common space and conference rooms, made available to our executive officers by PAVmed pursuant to the management services agreement, at One Grand Central Place, Suite 4600, New York, NY 10165. We consider these facilities adequate for our current operations and intend to obtain additional space as our operations expand.

Employees

As of the date of this prospectus, we have no employees. PAVmed makes certain of its employees available to us pursuant to a management services agreement between us, amended periodically to accommodate our expanding business activities, including Lishan Aklog, M.D., who will become our Chief Executive Officer upon consummation of this offering, Dennis McGrath, our Chief Financial Officer, David Wurtman, M.D., our Chief Medical Officer, Randy Brown, our Executive Vice President of Clinical Development, and Shaun O’Neill, our Chief Commercial Officer, Richard Yazbeck, our Chief Technology Officer, and Brian deGuzman, our Chief Compliance Officer. PAVmed has agreed to cause the foregoing individuals to devote as much of their professional time and attention as is reasonably necessary to perform the services described in the management services agreement. Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all their business time to our operations.

Upon the closing of this offering, certain PAVmed employees, shall become direct employees of ours and no longer be covered under the management services agreement. In addition, a portion of the compensation of certain of our executive officers shall be paid directly by us. We expect to continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines it would be in our best interest to engage a dedicated management team. We believe this shared services arrangement is more cost-effective to us, because it provides economies of scale and permits us to focus our infrastructure and resources on the pillars of our growth strategy – expanding commercialization and our clinical evidence base.

Periodic Reporting and Audited Financial Statements

We are registering the securities offered by this prospectus under the Securities Exchange Act of 1934, as amended, and will have reporting obligations, including the requirement to file annual and quarterly reports with the SEC, following this offering. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by an independent registered public accounting firm. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

Legal Proceedings

There is no litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and neither we nor our officers and directors have been subject to any such proceeding since our formation.

Everything above here was well written and I have no comments except for the self-referral question.

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MANAGEMENT

Directors and Executive Officer

Our current directors and executive officers are as set forth below.

Name	Age	Position
Lishan Aklog, M.D.	55	Chairman and Chief Executive Officer
Stanley N. Lapidus	72	Vice-Chairman and Director
Dennis M. McGrath	64	Chief Financial Officer
David F. Wurtman, M.D.	57	Chief Medical Officer
Aster Angagaw	58	Director
James L. Cox, M.D.	78	Director
Ronald M. Sparks	66	Director
Jacque J. Sokolov, M.D.	66	Director

Lishan Aklog, M.D. has served as our Executive Chairman since our inception and will become our Chairman and Chief Executive Officer upon consummation of this offering. Dr. Aklog co-founded and has served as Chairman and Chief Executive Officer of our parent company, PAVmed Inc (Nasdaq: PAVM), since its inception in June 2014, and as Executive Chairman of its two other majority-owned subsidiaries, Solys Diagnostics Inc. and Veris Health Inc., since their inceptions in October 2019 and May 2021, respectively. He also has served as a co-founding Partner of both Pavilion Holdings Group (PHG), a medical device holding company, since its inception in 2007 and Pavilion Medical Innovations, a venture-backed medical device incubator, since its inception in 2009. He has served on the Board of Directors and the Audit Committee of Contrafect Inc. (Nasdaq: CFRX) since June 2020, and on the Board of Directors of the Advanced Medical Technology Association (AdvaMed), the world’s leading medical technology trade association since February 2021. He previously served on the Board of Directors and as Chair of the Audit Committee of Viveon Health Acquisition Corp. (NYSE: VHAQ) from September 2020 to April 2021, and as Chairman and Chief Technology Officer of Vortex Medical Inc., a PHG portfolio company, from its inception in 2008 until it was acquired by AngioDynamics Inc. (Nasdaq: ANGO) in October 2012. Dr. Aklog has served as a consultant to numerous medical technology companies including Biomet Inc., now Zimmer Biomet (NYSE: ZBH), from 2009 to 2017, AngioDynamics, from 2012 to 2016, Edward Lifesciences Corp. (NYSE: EW), from 2007 to 2012, On-X Life Technologies Inc., now CryoLife Inc. (NYSE: CRY), from 2009 to 2012 and Atricure Inc. (Nasdaq: ATRC) from 2007 to 2016. He also previously served on the Scientific Advisory Boards of numerous leading medical device companies, including Medtronic Inc. (NYSE: MDT), St. Jude Medical Inc., now Abbott Laboratories (NYSE: ABT), Guidant Cardiac Surgery, now, Getinge AB, and Cardiovations, then, a division of Johnson & Johnson (NYSE: JNJ). Dr. Aklog is an inventor on 35 issued patents and dozens of patent applications, including the patents of Vortex Medical’s AngioVac system and the majority of the PAVmed’s products. His patents have been honored by the Boston Museum of Science and the Boston Patent Lawyers Association. Prior to transitioning to a full-time career as an entrepreneur and executive in the life sciences industry in 2012, Dr. Aklog had a distinguished academic and clinical career as a technological innovator in cardiac surgery serving as Associate Professor of Surgery, Chief of Cardiovascular Surgery and Chair of The Cardiovascular Center at St. Joseph’s Hospital and Medical Center’s Heart and Lung Institute in Phoenix, Arizona from 2006 to 2012, Assistant Professor of Cardiothoracic Surgery, Associate Chief of Cardiac Surgery, Director of Minimally Invasive Cardiac Surgery, Surgical Director of the Cardiothoracic Intensive Care Unit, and Associate Director of the Thoracic Surgery Residency Program at Mount Sinai Medical Center in New York, from 2006 to 2012, and Assistant Professor of Surgery at Harvard Medical School, Director of the Cardiac Surgery Research Laboratory and an attending cardiac surgeon at Brigham and Women’s Hospital in Boston from 1999 to 2002. Dr. Aklog received his clinical training in general and cardiothoracic surgery at Brigham and Women’s Hospital and Boston Children’s Hospital, during which he spent two years as the Medtronic Research Fellow at Harvard Medical School’s Cardiac Surgery Research Laboratory. He was awarded the American Association of Thoracic Surgery Traveling Fellowship pursuant to which he received advanced training in heart valve surgery under renowned cardiac surgeons Sir Magdi Yacoub at Harefield Hospital in London and Professor Alain Carpentier at L’Hopital Broussais in Paris. Dr. Aklog is a co-author on 38 peer-reviewed articles and 10 book chapters and has served on the Editorial Board of the Journal of Cardiothoracic Surgery since 2006. He is a member of numerous professional societies and was elected to the American Association of Thoracic Surgery in 2011. He served on the Board of Directors of the International Society for Minimally Invasive Cardiothoracic Surgery from 2006 to 2009 and as President of the 21st Century Cardiothoracic Surgery Society in 2011. Dr. Aklog was recognized as one the Top Healthcare Technology CEOs of 2021 by Healthcare Technology Report and as one of America’s Top Doctors in the Castle Connolly Guide from 2002 to 2013. He serves as Chairman of the Board of Boston ECG Project Charitable Foundation, and on the International Board of Directors and New York Executive Committee of Human Rights Watch. Dr. Aklog received his A.B. degree, magna cum laude, in Physics from Harvard University, where he was elected to Phi Beta Kappa and his M.D. degree, cum laude with a dissertation in the field of molecular genetics, from Harvard Medical School. The Company believes Dr. Aklog is well-qualified to serve on the Company’s Board of Directors (the “Board”) due to his extensive experience in founding and building successful medical device companies, his distinguished career as an academic cardiac surgeon, his recognition as a thought leader and innovator both as a surgeon and a medical device entrepreneur and his widespread relationships in the healthcare and medical device communities.

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Stanley N. Lapidus has served as our lead Strategic Advisor since June 2020. He will become our Vice-Chairman and a member of our Board of Directors upon consummation of this offering. Mr. Lapidus is a medical diagnostics pioneer and prominent medical technology advisor who brings more than three decades of experience founding, leading, and advising breakthrough diagnostic companies. He founded and led two of the most successful cancer early detection startup companies in history, Exact Sciences Corp. (Nasdaq: EXAS) and Cytyc Corp. (Nasdaq: CYTC, acquired by Hologic, Nasdaq: HOLX). Cytyc revolutionized early detection in cervical cancer, preventing countless deaths through its ThinPrep pap test which he invented. Exact Sciences, whose Cologuard test revolutionized early detection in colon cancer, becoming the fastest growing and arguably the most successful start-up medical diagnostics company in the history of the industry. Mr. Lapidus serves as Chairman of the boards of directors of Binx Health, a provider of point-of-care diagnostics tests, since January 2018 and Mirvie, a maternal-fetal health diagnostic company, since June 2018. He serves as a member of the boards of directors of Glympse Bio, a biotechnology company which uses bioengineered sensors to track disease activity since September 2018 and he serves on the board of PathAI, an AI-based pathology company, since November 2017. He currently serves as Chairman of Mercy Bioanalytics, a company developing early detection tests for cancer based on exosomes and serves as a director of Droplet Biosciences, a company developing technology for detecting early recurrence of cancer. He has served as an Executive-in-Residence at the University of Colorado Anschutz Medical Campus since November 2017, and as a Co-Founding Pillar of Pillar VC since March 2016. Mr. Lapidus previously served as co-founder, President and Chief Executive Officer of SynapDx, a diagnostic company focused on laboratory tests for autism, from June 2009 to December 2016, and Helicos BioSciences Corp., a DNA sequencing company, from 2003 to 2010. He founded Exact Sciences and served as President & Chief Executive Officer and then Chairman from 1995 to 2006. He founded Cytyc Corp. and served as President from 1987 to 1994. Mr. Lapidus received his B.S. in Electrical Engineering from the Cooper Union in New York City. He served as an instructor at the Massachusetts Institute of Technology from 2002 to 2017, was elected as a Fellow of the American Institute of Medical and Biological Engineering in 2014 and is an inventor on 37 US patents. The original prototypes of his ThinPrep invention are part of the collection of historically significant objects at the Smithsonian’s National Museum of American History. Mr. Lapidus is well-qualified to serve on the Board of Directors due to his extensive experience in founding and building successful diagnostic companies, his recognition as a thought leader and innovator as a diagnostic and medical device entrepreneur and his widespread relationships in the healthcare and diagnostic communities.

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Dennis M. McGrath has served as our Chief Financial Officer and as a member of our Board of Directors since our inception. He will resign as a director upon consummation of this offering. Mr. McGrath also has served as President of our parent company, PAVmed Inc (Nasdaq: PAVM), since March 2019 (having served as Executive Vice President from March 2017 to March 2019), as PAVmed’s Chief Financial Officer since March 2017, and as a member of the Board of Directors of one of its other majority-owned subsidiaries, Veris Health Inc., since its inception in May 2021. Previously, from 2000 to 2017 Mr. McGrath served in several senior level positions of PhotoMedex, Inc. (then Nasdaq: PHMD, now Nasdaq: FCRE), a global manufacturer and distributor of medical device equipment and services, including from 2011 to 2017 as director, President, and Chief Financial Officer. Prior to PhotoMedex’s reverse merger with Radiancy, Inc in December 2011, he also served as Chief Executive Officer from 2009 to 2011 and served as Vice President of Finance and Chief Financial Officer from 2000 to 2009. He received honors as a P.A.C.T. (Philadelphia Alliance for Capital and Technology) finalist for the 2011 Investment Deal of the Year, award winner for the SmartCEO Magazine 2012 CEO of the Year for Turnaround Company, and finalist for the Ernst & Young 2013 Entrepreneur of the Year. He has extensive experience in mergers and acquisitions, both domestically and internationally, and particularly involving public company acquisitions, including Surgical Laser Technologies, Inc, (formerly, Nasdaq: SLTI), ProCyte Corporation (formerly, Nasdaq: PRCY), LCA Vision, Inc. (formerly, Nasdaq: LCAV) and Think New Ideas, Inc. (formerly, Nasdaq: THNK). Prior to PhotoMedex, he served in several senior level positions of AnswerThink Consulting Group, Inc. (then, Nasdaq: ANSR, now, The Hackett Group, Nasdaq: HCKT), a business consulting and technology integration company, including from 1999 to 2000 as Chief Operating Officer of the Internet Practice, the largest division of AnswerThink Consulting Group, Inc., while concurrently during the merger of the companies, serving as the acting Chief Financial Officer of Think New Ideas, Inc. (then, Nasdaq: THNK, now, Nasdaq: HCKT), an interactive marketing services and business solutions company. Mr. McGrath also served from 1996 until 1999 as Chief Financial Officer, Executive Vice President, and director of TriSpan, Inc., an internet commerce solutions and technology consulting company, which was acquired by AnswerThink Consulting Group, Inc. in 1999. During his tenure at Arthur Andersen & Co., where he began his career, he became a Certified Public Accountant in 1981 and he holds a B.S., maxima cum laude, in accounting from LaSalle University. In addition to continuing as a director of PhotoMedex (now Gadsden Properties, Inc., Nasdaq: GADS), he serves as the audit chair, compensation chair, and a director of several medical device companies, including DarioHealth Corp. (Nasdaq: DRIO), Cagent Vascular, LLC and BioVector, Inc. Formerly from 2007 to 2009, Mr. McGrath served as a director of Embrella Cardiovascular, Inc. (sold to Edwards Lifesciences Corporation, NYSE: EW). He also serves on the Board of Visitors for Taylor University and as Chairman of the Board of Trustees of Manor College. We believe Mr. McGrath is well-qualified to have served as one of our Board of Directors from inception until completion of this offering due to his extensive public and private company leadership roles and his broad range of skills in corporate finance, business development, corporate strategy, international operations, and administration. He has a proven track record of delivering results and driving shareholder value through numerous public and private financings, merger and acquisitions, joint ventures, and licensing deals. He has launched many medical device products beginning with a business plan and developed them into worldwide availability for both office-based and at-home procedures with corporate staff and facilities located on multiple continents.

David F. Wurtman, M.D., M.B.A. has served as our Chief Medical Officer since February 2019. He also has served as PAVmed’s Executive Vice President, Strategic Projects since such time, and as a consultant to Lucid from August 2018 until the commencement of his employment with PAVmed. He is an entrepreneurial leader focused on making biopharmaceutical assets and technologies more valuable. He has held industry leadership roles for over 20 years, most recently serving from 2013 to August 2018 as President, Chief Executive Officer, and a member of the Board of Directors of Lyric Pharmaceuticals, a clinical-stage pharmaceutical company he co-founded. Under his direction, Lyric advanced an intravenous small molecule drug for the treatment of enteral feeding intolerance in critically ill patients through four clinical studies in three years, including a major North American & European Phase 2 study, results from which have been published in the journal Intensive Care Medicine. He is lead inventor on several patent filings related to clinical pharmacology; two of his applications are now issued. Prior to Lyric, he was Vice President of Medical Affairs & Product Development at Kineta, Inc. and had a successful career as an independent corporate & product development consultant to over twenty biopharmaceutical and platform technology clients including Plexxikon, Theravance, CNS Therapeutics, Adamas, Aerovance, Angiogenix, Urigen, Vaccinex, Invion and Coda Biotherapeutics. He has held senior positions at Protein Design Labs, Eos Biotechnology, Genzyme, and S.G. Cowen in corporate and commercial development. He has executed more than 25 licensing and partnering transactions. David received his B.A. from Harvard College, M.D. from Harvard Medical School, and M.B.A. from the MIT Sloan School of Management. He completed a primary care internal medicine residency at Mt. Auburn Hospital, a Harvard teaching hospital, and practiced Primary Care medicine at Harvard Community Health Plan. He has been board-certified in Internal Medicine. He serves on the Board of GlycoMira Therapeutics.

Aster Angagaw will become a member of our Board of Directors upon consummation of this offering. Ms. Angagaw is an accomplished global executive with decades of experience as a senior executive and public company director. She has served as a member of the Board of Directors of Owens & Minor Inc. (NYSE: OMI), a leading healthcare logistics company providing vital supply chain services to healthcare providers and manufacturers of healthcare products, from disposable medical supplies to devices and implants, since March 2021. She served as President of ServiceMaster Brands, the $2.6 billion revenue franchise services division of ServiceMaster Global Holdings Inc. (NYES: SERV), a leading provider of essential services to residential and commercial customers, from May 2019 until its acquisition by Roark Capital in October 2020. From 1995 to May 2019, Ms. Angagaw served in a series of senior executive roles at Sodexo SA (Euronext: SW), a Paris-headquartered multinational diversified services company with 440,000 employees and over $20 billion in revenue, during which she had a successful record of accomplishment in operations, strategy and business development, organizational transformation, and customer retention. She rose to become Chief Executive Officer, Healthcare North America, overseeing 6,000 employees providing food service as well as facilities and clinical technology management to top-rated hospitals and children’s oncology centers in the US and Canada. Notable prior roles at Sodexo included serving as a member of its Healthcare Global Executive Committee, Senior Vice President, Global Head of Sales and Business Development, responsible for directing business development and creating a unified global sales organization for the global Healthcare segment, and Group Vice President for Global Transformation, where she helped lead a transition from country-specific business units to a unified global model. Ms. Angagaw has received numerous awards for her business accomplishments, including the Diversity Leadership Council’s 2014 Leadership Excellence award, Uptown Professional’s Top 100 Executives in America in 2014, Savoy Magazine’s Top Influential Women in Corporate America in 2014 and 2012, and Top 100 Most Influential Blacks in Corporate America in 2012, Black Enterprise’s Top Women Executives in Advertising and Marketing in 2013, and Profiles in Diversity Journal’s 25 Most Influential African Americans in Business in 2009. Ms. Angagaw received her bachelor’s degree in Organizational Management from Eastern University in Pennsylvania and an M.B.A from Temple University. She also a graduate of the Harvard Business School Advanced Management Program. We believe Ms. Angagaw is well-qualified to serve on the Board of Directors due to her executive leadership, her global experience in the healthcare sector, transformational management of larger organizations, and her financial acumen.

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James L. Cox, M.D. has served as a member of our Board of Directors since our inception. Dr. Cox also has served as a member of the Board of Directors of our parent company, PAVmed Inc (Nasdaq: PAVM), since January 2015. Dr. Cox is a cardiac surgeon, scientific investigator and medical device entrepreneur who pioneered the field of surgical intervention for cardiac arrhythmias, including the eponymous Cox-Maze procedure for the treatment of atrial fibrillation. He has served as Surgical Director of the Center for Heart Rhythm Disorders at the Bluhm Cardiovascular Institute since January 2017, and Professor of Surgery at the Feinberg School of Medicine at Northwestern University since September 2018 (having served as Visiting Professor of Surgery since January 2017. From 1983 to 1997, Dr. Cox served as Professor of Surgery and Chief of the Division of Cardiothoracic Surgery at Washington University School of Medicine and Cardiothoracic Surgeon-in-Chief at Barnes Hospital in St. Louis. During this tenure, he became the first Evarts A. Graham Professor of Surgery and Vice-Chair of the Department of Surgery. From 2005 to December 2016, Dr. Cox was the Emeritus Evarts A. Graham Professor of Surgery at Washington University in St. Louis. Dr. Cox was also previously Professor and Chairman of the Department of Thoracic and Cardiovascular Surgery at Georgetown University Medical Center and Associate Professor of Surgery at Duke University Medical Center. Dr. Cox has had a distinguished and highly productive academic career. He has published over 380 peer-reviewed scientific articles and has served on the editorial boards of numerous journals, including Circulation, the Journal of Thoracic and Cardiovascular Surgery, the Annals of Surgery, and the Journal of Electrophysiology. His laboratory has received continuous NIH funding for its research on the surgical treatment of cardiac arrhythmias. Dr. Cox has served in leadership positions at numerous professional organizations. He was the 81st President of the American Association of Thoracic Surgery and a director of the American Board of Thoracic Surgery. He has been invited to lecture and perform surgery as a visiting professor at hundreds of institutions around the world. He has received numerous awards and honors for his clinical and scientific work, most notably as one of 30 “Pioneers in Thoracic and Cardiovascular Surgery” at a ceremony commemorating the 50th anniversary of the specialty. He is the only person to ever receive the Distinguished Scientist Awards from the Heart Rhythm Society, the Society of Thoracic Surgeons, and the American Society for Thoracic Surgery. He was the 2020 recipient of the American College of Surgeons’ Jacobson Innovation Award. Dr. Cox holds over 30 issued patents. He has been instrumental in the development of six medical device companies, including Epicor Medical, which was acquired by St. Jude Medical in 2004 for $200 million, and 3F Therapeutics (co-founder and board member), which was acquired in 2006 by ATS Medical for $40 million, ATS Medical (Medical Director), which was acquired by Medtronic in 2010 for $370 million, and Harpoon Medical (board member), which was acquired by Edwards LifeSciences in 2017 for $250 million. Dr. Cox has served on numerous scientific advisory boards, including Medtronic, St. Jude Medical, Atricure, SentreHEART and CorMatrix, and has served on the Board of Directors of 5 different companies. He is also the Founder and Chairman of the Board of Directors of the World Heart Foundation, a not-for-profit organization devoted to improving access to cardiac surgery, which was active in over 75 developing countries around the world from 2000 to 2012. Dr. Cox received his general and cardiothoracic surgical training at Duke University School of Medicine, during which time he spent two years in the U.S. Army Medical Corps. Dr. Cox received his M.D. from the University of Tennessee, where he received the Alpha Omega Alpha Distinguished Graduate Award as the outstanding student in his class. We believe Dr. Cox is well-qualified to serve on the Board of Directors due to his distinguished career as a world-renowned cardiac surgeon and scientific investigator, his recognition as a thought leader and innovator both as a surgeon and medical device entrepreneur, his extensive experience in the medical device industry and his widespread relationships in all segments of the healthcare community.

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Ronald M. Sparks will become a member of our Board of Directors upon consummation of this offering. He also has served as a member of PAVmed’s board of directors since January 2015. Mr. Sparks has more than 42 years of executive experience in the medical device industry and has launched over 50 products across a wide spectrum of specialties, including orthopedics, endoscopy, wound management, cardiology, interventional radiology, diagnostic imaging, ophthalmology, and otology. From 2007 to October 2013, he served as a Healthcare Industry Executive at Avista Capital Partners, a private equity firm. Mr. Sparks served as Chairman and Chief Executive Officer of Navilyst Medical Inc., which was formed by Avista Capital to acquire the fluid management and venous access business units of Boston Scientific, from its inception in 2008 until its acquisition in May 2012 by AngioDynamics for $372.0 million. From 2003 to 2007, he served as President, Chief Executive Officer, and a director of Accellent, a market-leading provider of outsourced precision manufacturing and engineering services to the medical device industry. Accellent was a portfolio company of DLJ Merchant Banking Partners and was acquired in 2005 by KKR and Bain Capital. During his tenure at Accellent, he was recognized as the Credit Suisse/DLJ Merchant Bank 2005 CEO of The Year. From 1986 to 2003, he served in various leadership roles at Smith & Nephew as a member of the Group Executive Committee, President of the Endoscopy Division, President of the Wound Management Division and Vice President of Finance. Earlier in his career, he served in various finance roles at Richards Medical, Dyonics and Union Carbide Imaging. Mr. Sparks is a fellow of the American Sports Medicine Institute, a Trustee of the Arthroscopy Association of North America Education Foundation and Honorary Lifetime Member of the International Society of Arthroscopy, Knee Surgery and Orthopedic Sports Medicine. He has previously served on numerous boards and industry councils, including AdvaMed, the National Subacute Care Association, the American College of Foot and Ankle Surgeons, the American Council of Orthopedic Surgeons, and the Society of Interventional Radiology. Mr. Sparks received his B.S. in Finance and Accounting from the University of Massachusetts and attended the INSEAD Advanced Management Program at the European Institute of Business Administration in Fontainebleau, France. We believe Mr. Sparks is well-qualified to serve on the Board of Directors due to his executive leadership roles at numerous medical device companies, his history of success in launching over 50 new medical device products in 16 years, his extensive experience in acquiring and integrating 14 medical device companies over 15 years, his execution of public financings, and his strong relationships in the medical community and with private equity and investment banking firms active in the medical device space.

Jacque J. Sokolov, M.D. has served as a member of our Board of Directors since April 2021. He co-founded and has served Chairman and Chief executive Officer of SSB Solutions, Inc., a diversified healthcare management, development, and financial services company, since its inception in 1997. Following his formal training as an academic cardiologist, Dr. Sokolov has had the opportunity to serve as board director, corporate officer, and advisor, in multiple healthcare sectors including health plans, large employers, hospitals and hospital systems, physician practice management organizations, group practices, clinically integrated and accountable care organizations (CIOs/ACOs), life sciences companies, as well as private equity and venture capital firms. He started his career as Vice President for Healthcare and Chief Medical Officer for Southern California Edison Corporation (NYSE: EIX). Dr. Sokolov currently serves or has served in multiple board capacities for public and private companies, including Hospira (NYSE: HSP), MedCath (Nasdaq: MDTH), and PhyAmerica (NYSE: ERDR), Veterans Accountable Care Group (VACG), GlobalMed, SMG Holding Company, MyHealthDirect, NeuLife Neurological Services LLC (NeuLife), IntelaTrak, PCA Holdings, Calviri and SSB Solutions/HCDG, as well as non-profit organizations, including Phoenix Children’s Hospital, The Health Futures Council at ASU, The National Health Foundation, the American College of Medical Quality, the National Fund for Medical Education, the National Business Group on Health and the White House Health Project. We believe Dr. Sokolov is well-qualified to serve on the Board of Directors due to is to his distinguished career in multiple healthcare sectors, his recognition as a thought leader in healthcare delivery, regulatory compliance, and quality. He has worked with over one hundred healthcare companies to develop value-based solutions in evolving markets including multiple health insurance plans, physician organizations, and government entities.

Medical and Scientific Advisory Boards

We maintain a medical advisory board (MAB) comprised of internationally renowned experts in esophageal disease, including GERD, BE and EAC. Members of our MAB have led the development of published guidelines on the management of BE sanctioned by both major gastroenterology societies. Drs. Shaheen and Falk are lead authors of the current American College of Gastroenterology (ACG) guidelines on the Diagnosis and Management of Barrett’s Esophagus. Drs. Sharma and Shaheen are authors of the current American Gastroenterological Association Technical Review on the Management of Barrett’s Esophagus. Members of our MAB are also co-founders, investigators and participants of all of the major clinical and research initiatives in the field of Barrett’s Esophagus including the National Cancer Institute’s (NCI) Barrett’s Esophagus Translational Research Network (BETRNet), GI Specialized Program of Research Excellence (GI SPORE) Centers, the Early Detection Research Network (EDRN), Barrett’s Esophageal and Adenocarcinoma Consortium (BEACON), and the Familial Barrett’s Esophagus Consortium (FBEC). Members of our MAB serve on the editorial boards of the major gastroenterology journals including Gastroenterology, the American Journal of Gastroenterology, Clinical Gastroenterology and Hepatology, Gastrointestinal Endoscopy, and the Journal of Clinical Gastroenterology. They have collectively published hundreds of peer reviewed journal articles and served as lead editor and co-author of the definitive textbook, Barrett’s Esophagus and Esophageal Adenocarcinoma.

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We have asked Dr. Sanford Markowitz, a co-inventor of the technologies underlying our products, who will step down from our Board of Directors upon the effective date of this prospectus, to convene a separate Scientific Advisory Board focused on the underlying molecular genetics of our assay as well as future technologies we might consider developing, licensing or acquiring in this space.

Nicholas J. Shaheen, M.D., M.P.H has served as chair of our Medical Advisory Board since its inception and as principal investigator of our ongoing post-market clinical trials of EsoGuard, used with EsoCheck. Dr. Shaheen serves as the Bozymski-Heizer Distinguished Professor of Medicine and Epidemiology at the University of North Carolina School of Medicine and University of North Carolina School of Public Health, and as Chief of the Division of Gastroenterology and Hepatology, and Director of the Center for Esophageal Diseases and Swallowing at UNC HealthCare, Chapel Hill, NC. He is Director, American College of Gastroenterology (ACG) Institute for Clinical Research and Education lead author of the ACG’s Barrett’s Esophagus guidelines. Dr. completed his internal medicine residency at the University of Chicago and gastroenterology fellowship at the University of North Carolina, Chapel Hill. He received his undergraduate degree from Harvard University, medical degree from the University of Chicago Pritzker School of Medicine, and master’s degree in public health from the University of North Carolina.

Gary W. Falk, M.D., M.S. has served as a member of our Medical Advisory Board since its inception and as principal investigator of a pilot clinical trial of EsoCheck in Eosinophilic Esophagitis. Dr. Falk serves as Professor of Medicine at the University of Pennsylvania Perelman School of Medicine, and as Clinical Co-Director of its Joint Center for Digestive, Liver and Pancreatic Medicine and Co-Director of its Esophagology and Swallowing Center at the Hospital of the University of Pennsylvania, Philadelphia, PA. He previously served as Director of the Center for Swallowing and Esophageal Disorders at the Cleveland Clinic. He is Past President of the American Society of Gastrointestinal Endoscopy (ASGE). Dr. Falk completed his internal medicine residency at George Washington University Medical Center and gastroenterology fellowship at the University of Michigan Medical Center. He received his undergraduate and medical degrees from the University of Rochester.

Anthony Infantolino, M.D. has served as a member of our Medical Advisory Board since its inception. Dr. Infantolino serves as Professor of Medicine at Thomas Jefferson University Sidney Kimmel Medical College, and as Director of the Barrett’s Esophagus Treatment Center, Director of the Endoscopic Ultrasound Unit, and Co-Director of the Jefferson GI Bleeding Center at Thomas Jefferson University Hospital, Philadelphia, PA. Dr. Infantolino completed his internal medicine residency at Thomas Jefferson University Hospitals and gastroenterology fellowship at the University of Kentucky Medical Center. He received his medical degree from the University of Medicine and Dentistry of New Jersey, Medical School.

Prateek Sharma, M.D. has served as a member of our Medical Advisory Board since its inception. Dr. Sharma serves as Professor of Medicine at the University of Kansas School of Medicine, and as Director of the Gastroenterology Fellowship Program, and Section Chief of Gastroenterology at the Veterans Affairs Medical Center, Kansas City, MO. Dr. Sharma is Vice President, The International Society for Diseases of the Esophagus (ISDE). Dr. Sharma completed his internship at Christ Hospital, Chicago, internal medicine residency at the Medical College of Wisconsin, and gastroenterology fellowship at the University of Arizona. He. received his medical degree from Baroda Medical College in Vadodara, India.

Michael S. Smith, M.D., M.B.A. has served as a member of our Medical Advisory Board since its inception. Dr. Smith serves as Associate Professor of Medicine at the Icahn School of Medicine at Mount Sinai, and Chief of Gastroenterology and Hepatology at Mount Sinai West and Mount Sinai St. Luke’s Hospitals, New York, NY. He previously served as Associate Professor at the Lewis Katz School of Medicine at Temple University and Medical Director of the Esophageal Program at Temple University Hospital in Philadelphia. Dr. Smith completed his internal medicine residency at the Hospital of the University of Pennsylvania, and gastroenterology fellowship at the Columbia Presbyterian Medical Center. He received his undergraduate degree from Princeton University, his medical degree from the University of Pennsylvania School of Medicine and business degree from the University of Pennsylvania Wharton School of Business.

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Srinadh Komanduri M.D. has served as a member of our Medical Advisory Board since July 2020. Dr. Komanduri serves as Professor of Medicine and Surgery at the Northwestern University, Feinberg School of Medicine, as well as Associate Chief of Gastroenterology and Hepatology and Director of Interventional Endoscopy at Northwestern Medicine. He previously served as Assistant Professor, Gastroenterology at Rush University Medical Center. Dr. Komanduri is co-chair for the American Gastorenterological Association’s Center for GI Innovation and Technology and e Director of Endoscopic Training at Northwestern Simulation Dr. Komanduri completed his internal medicine residency and gastroenterology fellowship at Rush University Medical Center. He received his undergraduate and medical degrees from the University of Miami and a master’s degree from Rush University.

Amitabh Chak, M.D. a co-inventor of the technologies underlying our lead products, EsoGuard and EsoCheck, has served as a member of our Medical Advisory Board and consultant to us since our inception. Dr. Chak is a board-certified gastroenterologist with interests in endoscopic ultrasound and esophageal diseases, specifically Barrett’s esophagus and esophageal cancer. Dr. Chak began an academic medical practice at University Hospitals Cleveland Medical Center in 1991 and has been a Professor of Medicine and Oncology at Case Western Reserve University since 2006. Dr. Chak currently leads an NIH-funded Barrett’s Esophagus Translational Network (BETRNet) that investigates the translational application of genetics to gastrointestinal practice. Dr. Chak is also an active therapeutic endoscopist, serving as a director of the Michael V. Sivak, Jr. Advanced Endoscopy Fellowship, and he also heads the Center for Advanced Technology and Innovation at the University Hospitals Cleveland Medical Center. Dr. Chak received an Endoscopic Mentoring Award from the American Society of Gastrointestinal Endoscopy (“AGSE”) and was a Councilor on the ASGE Governing Board from 2011-2014. Dr. Chak received his B.S. and M.S. in Molecular Biophysics & Biochemistry from Yale University. Dr. Chak received his M.D. from the Columbia University College of Physicians & Surgeons and completed a physician scientist track residency fellowship in Internal Medicine and Gastroenterology at Columbia Presbyterian Medical Center.

Sanford Markowitz, M.D., Ph.D., a co-inventor of the technologies underlying our lead products, EsoGuard and EsoCheck, has served as a member of our Board of Directors and consultant to us since our inception. He will step down from our Board of Directors upon the effective date of this prospectus but continue as a consultant and Chairman of our new Scientific Advisory Board. Dr. Markowitz. is an internationally recognized oncologist and cancer geneticist who has been the Ingalls Professor of Cancer Genetics and Distinguished University Professor at Case Western Reserve University School of Medicine, and as medical oncologist at University Hospitals Cleveland Seidman Cancer Center since 1988. Dr. Markowitz served as scientific founder, member of the Board of Directors, and co-inventor of the core technologies (small molecule 15-PGDH inhibitors) of Rodeo Therapeutics, whose investors included Eli Lilly, Johnson and Johnson, Abbvie, WuXi, Arch Ventures, and Alexandria, and was acquired in March 2021 by Amgen Inc. (Nasdaq: AMGN) for $55 million and up to $666 million in contingent milestone payments. Dr. Markowitz is also an inventor of methylated DNA diagnostic technology for colon cancer detection licensed to Exact Sciences and commercialized by LabCorp as the ColoSure stool DNA test. Dr. Markowitz also serves as head of the Program in GI Cancer Genetics of the Case Comprehensive Cancer Center and as Principal Investigator of the NCI awarded Specialized Program of Research Excellence in Gastrointestinal Cancer (GI SPORE). Dr. Markowitz’s recognitions include being an NCI Outstanding Investigator Awardee, being an alumnus investigator of the Howard Hughes Medical Institute, being a recipient of the Hamdan Award for Medical Research Excellence from the Kingdom of Dubai and being a recipient of a “Top 10” Award from the Clinical Research Forum. Dr. Markowitz has served on numerous scientific advisory boards that include the Board of Scientific Counselors of the National Cancer Institute, and the external advisory boards of the National Colon Cancer Research Alliance founded by Ms. Katie Couric, the Dana Farber/Harvard Cancer Center, the Abramson Family Cancer Research Center of the University of Pennsylvania, and the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center. Dr. Markowitz holds over 25 awarded patents and has authored over 200 scientific publications and invited reviews. Dr. Markowitz performed internship and residency training at the University of Chicago and fellowship in medical oncology at the National Cancer Institute. He received his bachelor’s degree summa cum laude in Chemistry and Physics from Harvard University, where he was elected to Phi Beta Kappa, and his M.D. and Ph.D. in cell biology from Yale University.

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Joseph Willis, M.D. a co-inventor of the technologies underlying our lead products, EsoGuard and EsoCheck, has served as to us since our inception and will serve on new Scientific Advisory Board. Dr Willis is a board-certified pathologist with specialty expertise in gastrointestinal pathology. Dr. Willis is currently the Vice Chair for Clinical Affairs and a Professor of Pathology at CWRU and University Hospitals Cleveland Medical Center. As an expert in the pathology and molecular biology of gastrointestinal cancer, Dr. Willis has been integral to the development of a large NIH-funded translational research program in gastrointestinal oncology at CWRU and University Hospitals Cleveland Medical Center/NIH-funded Barrett’s Esophagus Translational Network (BETRNet) that investigates the translational application of genetics to gastrointestinal practice at CWRU and University Hospitals Cleveland Medical Center. Dr. Willis’ research focuses on the identification of diverse molecular pathways in gastrointestinal cancer and of the applicability of these findings to directly improve patient care. Dr. Willis recently initiated studies which define the presence of a unique subset of colon cancers in African Americans linked to poor outcomes. Dr. Willis, working with Dr. Chak and Dr. Markowitz, identified methylation markers present in precancerous lesions of the esophagus and developed the concept that these markers would be ideal as screening biomarkers. During his career Dr Willis has been at the forefront of a number of pivotal discoveries in gastrointestinal oncology and has participated in over 130 peer-reviewed publications.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Conflicts of Interest

Certain of our officers have fiduciary obligations to other companies and organizations engaged in medical device business activities, namely including PAVmed. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our business. Furthermore, PAVmed, our majority shareholder, operates in the medical device industry. As a result, PAVmed may produce devices that compete directly or indirectly with our products.

Our certificate of incorporation provides that:

●	we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities, that are presented to our officers, directors, employees or stockholders, or affiliates thereof, who are also officers, directors, employees or stockholders of PAVmed or affiliates thereof (each of whom is referred to herein as “PAVmed Party”) and in which a PAVmed Party may have an interest or expectancy (each of which opportunities is referred to herein as “PAVmed Opportunity”), except as may be prescribed by any written agreement between us and PAVmed approved by our Board of Directors; an

●	no PAVmed Party will be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of a PAVmed Party pursuing or acquiring any PAVmed Opportunity.

Pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device or developing and commercializing other products that use or enhance the same underlying technology.

As a result of the foregoing, a potential business opportunity may be presented by certain members of our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in such a transaction. In addition, if any PAVmed Party becomes aware of a potential business opportunity that is a PAVmed Opportunity (other than those specified in the management services agreement), including any such opportunity relating to any other diagnostic test or medical device, he or she will be entitled to present those opportunities to another PAVmed Party prior to presenting them to us. Accordingly, any conflicts of interest among us and our officers, directors, stockholders, or their affiliates, including PAVmed and certain of our officers and directors, relating to business opportunities may not be resolved in our favor, and in cases where the business opportunity is a PAVmed Opportunity and it is presented to another PAVmed Party, we have waived our right to monetary damages in the event of any such conflict.

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Director Independence

Currently, each of Drs. Cox and Sokolov, Messrs. Lapidus and Sparks and Ms. Angagaw would be considered an “independent director” under Nasdaq’s listing standards, which is defined generally as a person other than an officer or employee of the company or its subsidiaries, who does not have a relationship, which, in the opinion of our Board of Directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors together constitute a majority of our full Board of Directors. Our independent directors will hold regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated by-laws and corporate governance guidelines will provide our Board of Directors with flexibility to combine or separate the positions of chairperson of the Board of Directors and Chief Executive Officer.

Our Board of Directors will be divided into three classes, Class A, Class B, and Class C with only one class of directors being elected in each year and each class serving a three-year term. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the Board of Directors when compared to a corporation with an unclassified board. The term of office for the first class of directors, consisting of Dr. Sokolov and Mr. Lapidus, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Sparks and Dr. Cox, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Drs. Aklog and Ms. Angagaw, will expire at the third annual meeting.

Although management is responsible for the day-to-day management of the risks we face, our Board of Directors and its committees will take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors will regularly review information regarding our operational, financial, legal, and strategic risks. Specifically, senior management will attend periodic meetings of the Board of Directors, provides presentations on operations including significant risks, and will be available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the Board of Directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. When any of the committees receives a report related to material risk oversight, the chairperson of the relevant committee will report on the discussion to the full Board of Directors.

While we have decided not to seek an exemption as a “controlled company” from the corporate governance rules of Nasdaq, and therefore will be bound by the same corporate governance principles as other public companies, our decision not to rely on the “controlled company” exemption could change. Although we do not anticipate changing our decision, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), we could choose to rely on this exemption in the future to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require us to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors. Any decision to rely on the “controlled company” exemption will be disclosed in our annual proxy statement.

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Audit Committee

Effective as of the date of this prospectus, we will establish an audit committee of the Board of Directors, which will consist of Mr. Sparks, Ms. Angagaw, and Dr. Sokolov, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Audit Committee Financial Expert

The Board of Directors has determined that each of Mr. Sparks, Ms. Angagaw, and Dr. Sokolov each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC. In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Each of Messrs. Sparks, Ms. Angagaw and Dr. Sokolov also qualifies as financially sophisticated under the Nasdaq listing standards.

Nominating Committee

Effective as of the date of this prospectus, we will establish a nominating committee of the Board of Directors, which will consist of Ms. Angagaw, Dr. Cox, and Mr. Sparks, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education, or public service;

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●	should possess the requisite intelligence, education, and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives, and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

Effective as of the date of this prospectus, we will establish a compensation committee of the Board of Directors, which will consist of Drs. Cox and Sokolov and Mr. Sparks, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Code of Ethics

Effective as of the date of this prospectus, we will adopt a code of ethics that applies to all of our respective executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Limitation of Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law.

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We propose to purchase director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation and by-laws also will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will further provide that we will indemnify any other person whom we have the power to indemnify under Delaware law. In addition, we intend to enter into customary indemnification agreements with each of our officers and directors.

There is no pending litigation or proceeding involving any of our directors, officers, employees, or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

To date, none of our non-employee directors have been paid any amount as cash compensation for serving on our Board of Directors. However, Dr. Markowitz receives cash compensation from us for advisory services provided by him under a consulting agreement, as more fully described in “Certain Transactions.”

Commencing upon the closing of this offering, each of our non-employee directors will receive an annual retainer fee of $50,000 and an additional annual fee for service on committees of the Board of Directors, as listed below. We also will reimburse directors for out-of-pockets costs incurred to attend meetings of the Board of Directors and its committees.

	Chair	Member
Audit Committee	$27,500	$15,000
Compensation Committee	$18,000	$12,500
Nominating Committee	$12,500	$7,500

Upon the closing of this offering, we will grant each of our non-employee directors stock options to purchase of 150,000 shares of our common stock, at the exercise price equal to the public offering price of the shares sold in this offering. These stock options will be issued under the Plan, will have a term of 10 years, and will vest in 12 quarterly installments.

The following table sets forth compensation earned during the year ended December 31, 2020 by each director who is not a named executive officer and who served during the year ended December 31, 2020.

Name	Option Awards		All Other Compensation		Total
Sanford Markowitz, M.D.	$29,333	(1)	$41,260	(2)	$70,593

(1)	Consists of a grant outside the Plan to Dr. Markowitz of stock options to purchase 100,000 shares of common stock at an exercise price of $0.50 per share. The amounts reported under “Option Awards” is the estimated grant date fair value of stock options granted during the respective year, with such amount as determined under the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, with respect to accounting for stock-based compensation expense. Such estimated fair value amounts do not necessarily correspond to the potential actual value realized of such stock options. The assumptions made in computing the estimated fair value of such stock options are discussed in Note 2, “Summary of Significant Accounting Policies – Stock Based Compensation,” and Note 10, “Stock Based Compensation,” in our financial statements included in this prospectus.

(2)	Represents fees paid to Dr. Markowitz for advisory services under a consulting agreement with us.

The following table presents information as of December 31, 2020 regarding the outstanding stock options held by each director who is not a named executive officer and who served during the year ended December 31, 2020.

Name	Number of Securities Underlying Stock Options - Exercisable	Number of Securities Underlying Stock Options – Unexercisable	Stock Option Exercise Price	Stock Option Expiration Date
Sanford Markowitz, M.D.	91,667	8,333	$0.50	5/12/2029

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EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officers for the fiscal year ended December 31, 2020 were Dr. Aklog, our Chairman and Chief Executive Officer, and Dr. Wurtman, our Chief Medical Officer. The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers by us during the fiscal year ended December 31, 2020.

Name	Year	Option Awards		All Other Compensation	Total
Lishan Aklog, M.D.	2020	$—		$—	$—
Chairman and Chief Executive Officer	2019	$—		$—	$—

David F. Wurtman, M.D.	2020	$—		$—	$—
Chief Medical Officer	2019	$149,000	(1)	$—	$149,000

(1)	Consists of grants to Dr. Wurtman of stock options to purchase 300,000 shares and 200,000 shares of common stock, each at an exercise price of $1.00 per share. The amounts reported under “Option Awards” is the estimated grant date fair value of stock options granted during the respective year, with such amount as determined under the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, with respect to accounting for stock-based compensation expense. Such estimated fair value amounts do not necessarily correspond to the potential actual value realized of such stock options. The assumptions made in computing the estimated fair value of such stock options are discussed in Note 2, “Summary of Significant Accounting Policies – Stock Based Compensation,” and Note 10, “Stock Based Compensation,” in our financial statements included in this prospectus.

Dr. Aklog has served as an executive officer of PAVmed, our majority stockholder and a public company that files reports with the Securities and Exchange Commission, as well as our Executive Chairman. His compensation to date has been paid by PAVmed. He devoted an unspecified portion of his business time to our operations during the fiscal year ended December 31, 2020. See PAVmed’s proxy statement for its 2021 annual stockholders meeting for a description of the compensation paid to Dr. Aklog by PAVmed.

In February 2019, PAVmed hired David F. Wurtman, M.D. as an at-will employee to serve as Executive Vice President of Strategic Projects for PAVmed and Chief Medical Officer for Lucid. Dr. Wurtman devoted substantially all of his business time to our operations during the fiscal year ended December 31, 2020. All of his cash compensation as an employee to date has been paid by PAVmed. In connection with his employment by PAVmed, we granted to Dr. Wurtman options to purchase 300,000 shares of our common stock, at an exercise price of $1.00 per share. In addition, Dr. Wurtman received a separate grant of stock options to purchase 200,000 shares of our common stock, at an exercise price of $1.00 per share, upon achievement of certain product development objectives established by our Board of Directors. These stock options were granted under the Plan, have a term of 10 years and vest in 12 equal quarterly installments. In connection with the grants to Dr. Wurtman, the Board of Directors waived the yearly award limit under the Plan. Prior to becoming an executive officer of ours, Dr. Wurtman was party to a consulting agreement with us, which provided for him to act as a medical expert for us. Pursuant to the consulting agreement, for the period from January 1, 2019 until his employment by PAVmed on February 18, 2019, Dr. Wurtman was paid $49,720 in consulting fees by us.

PAVmed’s compensation committee reviews the compensation it pays to Dr. Aklog on an annual basis, as well as the compensation it pays to our other executive officers, including Dr. Wurtman, who is an employee, but not an executive officer, of PAVmed. We do not influence in any way PAVmed’s review of the compensation it pays to its executive officers and other employees. An unspecified portion of the amount that we pay to PAVmed under the management services agreement reflects our share of the compensation and benefits paid by PAVmed to the executive officers and employees it makes available to us. See “Certain Transactions.”

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Upon the closing of the offering, we will become directly responsible for the compensation of our executive officers, including Dr. Wurtman. At such time, we also plan to directly hire Dr. Aklog as our Chief Executive Officer and Dennis McGrath as our Chief Financial Officer, both as at-will employees with an annual base salary of $200,000 and $150,000, respectively. Each will be eligible to earn annual performance bonuses up to 100% and 70%, respectively, of base salary upon meeting certain objectives as determined by the Board of Directors. Both Dr. Aklog and Mr. McGrath will also continue in their roles with PAVmed, but no portion of their PAVmed salary and bonus will be charged to Lucid through the Management Services Agreement.

We have decided not to seek an exemption as a “controlled company” from the corporate governance rules of Nasdaq, and accordingly any compensation of our executive officers paid by us will be determined by a compensation committee comprised solely of independent directors. However, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), our decision not to rely on the “controlled company” exemption could change, in which case the compensation of our executive officers might not be subject to approval by our independent directors. We did not retain a compensation consultant in connection with the compensation of our named executive officers for the fiscal year ended December 31, 2018.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised stock options, stock that has not vested and other equity incentive plan awards for each of our named executive officers as of December 31, 2020.

Name	Number of Securities Underlying Unexercised Options - Exercisable		Number of Securities Underlying Unexercised Options – Unexercisable	Option Exercise Price	Option Expiration Date
Lishan Aklog, M.D.	—	(1)	—	—	—
David F. Wurtman, M.D.	266,664	(2)	33,336	$1.00	2/17/2029
	100,000	(2)	100,000	$1.00	8/18/2029

(1)	Amounts do not include 400,000 restricted stock awards granted to each of Dr. Aklog and Mr. McGrath in March 2021 with a single vesting date of March 1, 2023. The awards are subject to forfeiture if the requisite service period is not completed.

(2)	The stock options were issued under the Plan, have a term of 10 years, and except for 200,000 which were immediately vested upon commencement of employment, vest in 12 quarterly installments. The stock options will accelerate, and become immediately exercisable in full, upon a change of control.

2018 Long-Term Incentive Equity Plan

Our Board of Directors and stockholders adopted our 2018 Long-Term Incentive Equity Plan on May 12, 2018, and subsequently amended it on September 6, 2019. In this prospectus, we refer to this plan, as amended, as the “Plan.” The Plan is designed to enable us to offer our employees, officers, directors, and consultants whose past, present and/or potential contributions to us or our subsidiaries have been, are or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the Plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Plan reserves 4,000,000 shares of common stock for issuance in accordance with the Plan’s terms.

As of the date of this prospectus, an aggregate of 1,105,000 restricted stock awards of our common stock and an aggregate of 695,000 stock options to purchase shares of common stock have been granted under the Plan to directors of Lucid and to employees and consultants of PAVmed and us who provide services to us.

We intend to approve, effective at the closing of the offering, grants under the Plan of restricted stock awards in the aggregate of 370,000 shares of our common stock to members of our Board of Directors and certain employees of PAVmed that are performing duties on our behalf under the management services agreement between us and PAVmed. Included in this amount are: (i) a grant to three non-employee directors of restricted awards of common stock in the aggregated amount of 240,000 common shares and (ii) grants to three employees of PAVmed working on our behalf under the management services agreement of restricted awards of common stock in the aggregate of 130,000 shares of our common stock.

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Administration

The Plan is administered by the Board of Directors or by a committee of the Board of Directors. In this summary, references to the “committee” are to the committee administering the plan or, if no such committee is designated, the Board of Directors. Upon consummation of this offering, the Plan will be administered by the compensation committee of our Board of Directors. Subject to the provisions of the Plan, the committee determines, among other things, the persons to whom from time-to-time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, exercise prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Stock Plan

Shares of stock subject to awards that are forfeited or terminated will be available for future award grants under the Plan. Shares of common stock that are surrendered by a holder or withheld by the Company as full or partial payment in connection with any award under the Plan, as well as any shares of common stock surrendered by a holder or withheld by us to satisfy the tax withholding obligations related to any award under the Plan, shall not be available for subsequent awards under the Plan.

Under the Plan, on a change in the number of shares of common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the committee will determine whether such change equitably requires an adjustment in the terms of any outstanding award under the Plan or in the aggregate number of shares reserved for issuance under the Plan.

Eligibility

Awards may be granted under the Plan to employees, officers, directors, and consultants who are deemed to have rendered, or to be able to render, significant services to us or our subsidiaries and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options. The Plan provides both for “incentive” stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the “Code,” and for options not qualifying as incentive options, both of which may be granted with any other stock-based award under the Plan.

An incentive stock option may only be granted within a ten-year period commencing on May 12, 2018, and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year, measured at the date of the grant, may not exceed $100,000.

The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant.

Subject to any applicable limitations or conditions in a particular case, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two. The committee also may permit a holder to elect to pay the exercise price by irrevocably authorizing a third party to sell the shares acquired upon exercise of the option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. The committee also may permit a holder to pay the exercise price pursuant to net exercise procedures.

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Generally, stock options granted under the Plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable, during the holder’s lifetime, only by the holder or in the event of legal incapacity or incompetency, the holder’s guardian, or legal representative. However, a holder, with the approval of the Board of Directors, may transfer a non-qualified stock option by gift or domestic relations order to a family member of the holder, or to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder.

Generally, if the holder is an employee, no stock options granted under the Plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary of ours, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine, from the date of his or her death, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine, from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months, or such other greater or lesser period as the Board of Directors may determine, from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter.

Stock Appreciation Rights. Subject to the terms and conditions of the Plan, the committee may grant stock appreciation rights in tandem with an option or alone and unrelated to an option. Stock appreciation rights may be granted to participants who have been, or are being, granted stock options under the Plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value (on the date of exercise) equal to the excess fair market value of one share of common stock (on the date of exercise), over the exercise price of the related stock option, if granted in tandem with an option, or over the fair market value of the common stock on the date of grant, if granted alone, multiplied by the number of shares subject to the stock appreciation right. The granting of a stock appreciation right in tandem with an option will not affect the number of shares of common stock available for awards under the Plan. The number of shares available for awards under the Plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the option to which the stock appreciation right relates.

Restricted Stock. Under the Plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the Plan. The Board of Directors determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, which we refer to as the “restriction period,” the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

The holder will not be entitled to delivery of the restricted stock until the restriction period has expired and all vesting requirements with respect to the restricted stock have been fulfilled. We will retain custody of all distributions made or declared with respect to the restricted stock during the restriction period and until the restricted stock has become vested. A breach of any restriction regarding the restricted stock will cause a forfeiture of the restricted stock and any retained distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to the right to vote the shares.

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Other Stock-Based Awards. Under the Plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the Plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the Plan.

Accelerated Vesting and Exercisability. The committee may, upon a change of control, (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the Plan, (ii) require a holder of any award granted under the Plan to relinquish such award to us upon the tender by us to the holder of cash in an amount equal to the repurchase value of such award, (iii) cancel any option in exchange for a substitute option in a manner consistent with Treasury Regulations, or (iv) cancel any restricted stock in exchange for restricted stock of any successor corporation.

A “change of control” means (a) a transaction or series of related transactions in which a person or entity, or a group of related persons or entities, acquires shares representing more than fifty percent (50%) of our outstanding voting power, (b) a merger or consolidation in which we are a constituent party or a subsidiary of ours is a constituent party and we issue shares of our common stock, except any such merger or consolidation involving us or a subsidiary of ours in which the shares of common stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or the parent corporation of such surviving or resulting corporation, or (c) the disposition, in a single transaction or series of related transactions, by us or any of our subsidiaries of all or substantially all the assets of us and our subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary.

Notwithstanding any provisions of the Plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the Plan, or an award granted thereunder to fail to comply with Section 409A of the Code.

Award Limitation

No participant may be granted awards for more than 10% of the aggregate number of shares issued and issuable under the Plan (i.e., as of the date hereof, 400,000 shares) in any calendar year.

Other Limitations

The Board of Directors may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right. In addition, no option or stock appreciation right may be granted in exchange for, or in connection with, the cancellation or surrender of an option or stock appreciation right or other award having a higher exercise price.

Term and Amendments

Unless terminated by the Board of Directors, the Plan shall continue to remain effective until no further awards may be granted, and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the initial effective date of the plan. The Board of Directors may at any time, and from time to time, amend the plan or any award agreement, but no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this prospectus by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our executive officers and directors; and

●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date of this prospectus are counted as outstanding, although such shares are not counted as outstanding for computing the percentage ownership of any other person. The percentage of shares beneficially owned before the offering is computed on the basis of 11,108,333 shares of our common stock outstanding immediately prior to the date of this prospectus. The amount and percentage of shares beneficially owned after the offering further assumes (i) the underwriters do not exercise the option to purchase additional shares, (ii) we issue 11,200,000 common shares to PAVmed in connection with their intended conversion of the $22.4 million Convertible Note prior to completion of the offering, and (iii) we issue Restricted Stock Awards in the aggregate of 370,000 shares to our non-employee directors, executive officers and employees working directly or on our behalf as part of the Management Services Agreement.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Directors and Officers:
Lishan Aklog, M.D.(2)	400,000	3.6%	400,000	[●]	%
Stanley Lapidus.(6)	0	0%	120,000	[●]	%
Dennis M. McGrath(2)	400,000	3.6%	400,000	[●]	%
David F. Wurtman, M.D.(5)	416,667	3.6%	416,667	[●]	%
Aster Angagaw(6)	0	0%	60,000	[●]	%
James L. Cox, M.D.(3)	120,000	1.1%	120,000	[●]	%
Ronald M. Sparks(6)	0	0%	60,000	[●]	%
Jacque J. Sokolov(4)	60,000	* *	60,000	[●]	%
All directors and executive officers as a group (8 individuals)	1,396,667	12.6%	1,636,667	[●]	%
5% Holders:
PAVmed Inc.(7)	8,187,499	73.7%	19,387,499	[●]	%
Case Western Reserve University	943,464	8.5%	943,464	[●]	%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is One Grand Central Place, Suite 4600, New York, NY 10165. Includes persons known to us to be beneficial owners of 5% of more of our common stock, based solely on schedules and reports filed with the SEC with respect to such persons’ beneficial ownership of PAVmed common stock.

(2)	On March 1, 2021, a total of 400,000 restricted stock awards were issued to each of Dr. Aklog and Mr. McGrath with a single vesting date of March 1, 2023. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

(3)	On March 1, 2021, a total of 120,000 restricted stock awards were issued to Dr. Cox with a single vesting date of March 1, 2023.

(4)	On April 21, 2021, a total of 60,000 restricted stock awards were issued to Dr. Sokolov with a single vesting date of April 21, 2023. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

(5)	Dr. Wurtman’s beneficial ownership before and after the offering includes 416,667 shares subject to stock options that are currently exercisable, or will become exercisable within 60 days, and excludes 83,333 shares subject to stock options that will not become exercisable within 60 days.

(6)	The beneficial ownership after the offering of each of Messrs. Lapidus, Sparks, and Ms. Angagaw includes in the aggregate 240,000 restricted stock awards to be granted at the completion of the offering and will vest on the second anniversary of the grant date. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

(7)	The beneficial ownership after the offering of PAVmed includes approximately 11,250,000 shares issuable upon conversion of the Convertible Note. Dr. Aklog is Chairman and Chief Executive Officer of PAVmed. The beneficial ownership of Dr. Aklog excludes the shares of our common stock beneficially owned by PAVmed.

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CERTAIN TRANSACTIONS

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers described elsewhere in this prospectus, we describe below the transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

●	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Formation and License Agreement

In May 2018, in connection with our organization, we sold (i) 8,187,499 shares of common stock to PAVmed, which is currently our majority stockholder, (ii) 943,464 shares to CWRU, which currently owns greater than 5% of our outstanding common stock, and (iii) 289,679 shares to each of the three individual physician inventors of the EsoGuard technology, Sanford Markowitz, M.D., a member of our Board of Directors at the time, Amitabh Chak, M.D., a consultant of ours, and Joseph Willis, M.D., a consultant of ours. All the shares were sold at a purchase price of $0.001 per share.

Upon our formation, we entered into the License Agreement with CWRU. Under the terms of the License Agreement, we acquired an exclusive worldwide right to use the intellectual property rights to the EsoGuard technology for the detection of changes in the esophagus. As compensation for the license, CWRU received equity in us as described elsewhere in this prospectus. In addition, CWRU is entitled to receive royalties based on net sales by us of products utilizing the EsoGuard technology, as well as a specified portion of any other non-royalty proceeds received by us pursuant to a sublicense of the EsoGuard technology (less any amounts distributed to CWRU as a stockholder of ours during the applicable calendar year). We also will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard technology, with the minimum amount rising based on prior years’ net sales of the product.

The License Agreement is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain milestones. The Milestone I payment has been made – a $75,000 milestone payment upon FDA’s clearance of EsoCheck. With regard to Milestone II, first commercial sale of a licensed product, in February 2021, we entered into a Second Amendment to the License Agreement with CWRU which extended the date of Milestone III, eliminated the $100,000 Milestone III payment, and provided for an equivalent amount paid by us to CWRU in connection with execution of the amendment. The license agreement provides for one additional milestone payment – a $200,000 milestone payment due upon a PMA submission to FDA related to a licensed product.

Under the License Agreement, we are responsible for the costs of CWRU in preparing, filing, and prosecuting any patents related to the EsoGuard technology (subject to a provision for cost sharing in the event CWRU grants other non-overlapping licenses to the technology), and agreed to reimburse CWRU for approximately $272,553 of such costs incurred by it prior to the date of the License Agreement. Of such amount, $50,000 was paid at signing of the License Agreement, $50,000 is payable upon completion of a bona fide financing with a third party for net proceeds of at least $500,000, and the balance is payable in quarterly installments of $50,000 thereafter. PAVmed provided us with the initial $50,000 to reimburse CWRU (which amount is included in the $22.4 million owed to PAVmed that was satisfied through the issuance of the Convertible Note to PAVmed).

As of the date of this prospectus, we have paid or accrued an aggregate of $1,074,923 to CWRU pursuant to the License Agreement, consisting of $884,982 in reimbursable costs and $189,941 in milestone and other license agreement related payments.

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In connection with the License Agreement:

●	We entered into a shareholders agreement among us, CWRU, the CWRU physician inventors, and PAVmed. The shareholders agreement includes transfer restrictions, rights of co-sale, drag-along rights, voting provisions and other rights and obligations of the stockholders with respect to their shares of our common stock. The shareholders agreement will terminate upon consummation of this offering.

●	We entered into a management services agreement with PAVmed. Under the agreement, PAVmed provides certain management services to us for which we pay a monthly fee. The fee was $20,000 per month from May 15, 2018 to February 15, 2019, increased to $60,000 per month upon effective February 16, 2019 through June 4, 2019; increased to $90,000 on June 5, 2019; increased to $190,000 per month on July 1, 2020, and increased to $290,000 per month on February 1, 2021. The periodic increases are directly related to the incremental amount of PAVmed resources dedicated to Lucid activities and over time the business focus and consequently the type of costs incurred changed from engineering and product development to clinical trial efforts and commercial activities. We also reimburse PAVmed for all reasonable out-of-pocket expenses incurred by it in connection with the performance of the management services, including a portion of its shared administrative, facility cost, insurances and other corporate overhead incurred by PAVmed on our behalf. The management services include management and oversight of our activities relating to research and development for our EsoGuard/EsoCheck product; regulatory matters concerning our EsoGuard/EsoCheck product; manufacturing, marketing, and commercialization of our EsoGuard/EsoCheck product; financial and accounting matters; and legal matters. As of the date of this prospectus, we have accrued an aggregate of approximately $22.4 million to PAVmed pursuant to this agreement. The amount that we pay to PAVmed under the management services agreement also reflects an unspecified portion of the compensation to the executive officers and employees it makes available to us. Upon the closing of this offering, certain team members, including most of our sales operations, shall become direct employees of ours, and a portion of the compensation of our other executive officers shall be paid directly by us. As a result, the management services agreement will be amended to reduce the monthly fee to $260,000. The term of the management services agreement continues until such time as our Board of Directors determines. We expect to continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines it would be in our best interest to engage a dedicated management team.

●	The three physician inventors of the EsoGuard technology each entered into consulting agreements with us concurrent with the execution of the License Agreement, to continue to support the development of the EsoGuard technology. In addition to cash compensation at a contractual rate of $500 per hour (subject to a daily maximum of $4,000), and travel time at a rate of $200 per hour, additional compensation under each such consulting agreement included: the grant of stock options under the Plan to each individual to purchase 100,000 shares of common stock at an exercise price of $0.50 per share; and, the grant under the PAVmed 2014 Long-Term Incentive Plan of stock options to each individual to purchase 25,000 shares of PAVmed common stock at an exercise price of $1.59 per share. We also reimburse the physician inventors for all customary, reasonable, and necessary expenses incurred by them in the performance of the consulting services. The consulting agreements include provisions protecting our confidential information and intellectual property. The initial term of the consulting agreements expired on May 12, 2021 but were renewed effective that date. In conjunction with the renewal, each physician inventor was granted an additional 50,000 shares of PAVmed common stock at an exercise price of $6.41 per share. As of the date of this prospectus, we have paid or accrued an aggregate of $247,575 to the physician investors pursuant to this agreement.

Relationship with PAVmed

As a majority-owned subsidiary of PAVmed, in the ordinary course of our business, we have received various management, technical and administrative services provided by PAVmed, including tax, accounting, treasury, legal, human resources, compliance, insurance, sales, and marketing services. PAVmed has also provided us with the services of a number of its executives and employees prior to this offering and will continue to do so after this offering.

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PAVmed as Our Controlling Stockholder

PAVmed currently owns 73.7% of our outstanding common stock. Following this offering and the conversion of the convertible promissory note held by PAVmed, prior to this offering, PAVmed will continue to hold approximately [●]% of the combined voting power of our outstanding common stock (or approximately [●]% if the underwriters exercise in full their option) and will be our controlling stockholder. This means that, for the foreseeable future, investors in this offering will not have a meaningful voice in our corporate affairs and that the control of our company will be concentrated with PAVmed. For as long as PAVmed continues to control more than 50% of our common stock, PAVmed will be able to direct the election of all the members of our board of directors. Similarly, PAVmed will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to PAVmed, including by written consent without a meeting and without prior notice to other stockholders. As a result, PAVmed’s controlling interest may discourage a change of control that other holders of our common stock may favor.

We have decided not to seek exemption as a “controlled company” from the corporate governance rules of Nasdaq, and therefore will be bound by the same corporate governance principles as other public companies, including the requirement that a majority of our directors be independent and that we maintain audit, compensation and nominating committees comprised of independent directors. However, our decision not to rely on the “controlled company” exemption could change.

PAVmed is not subject to any contractual obligation to retain any of its common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters, as described in “Underwriting.”

Management Services Agreement

Since our inception, our business has been operated through an entity separate from PAVmed, although we share certain facilities and employees pursuant to a management services agreement.

We are party to a management services agreement with PAVmed. Under the management services agreement, PAVmed provides management, technical and administrative services to us, including without limitation services related to research and development, regulatory clearance, manufacture, and commercialization of our EsoGuard and EsoCheck products, as well as services related to corporate financial, accounting and legal matters. PAVmed also provides executive management oversight and makes its office space available to us under the agreement. The services are to be primarily provided by Lishan Aklog, M.D., Brian deGuzman, M.D., Dennis McGrath, Shaun O’Neil, Richard Yazbeck, Randy Brown and David Wurtman, M.D., each of whom is an employee of PAVmed as of the date of this prospectus. PAVmed has agreed to cause the foregoing individuals to devote as much of their professional time and attention as is reasonably necessary to perform the services described in the management services agreement. As compensation for sharing its resources and personnel, we are presently obligated to pay $290,000 per month to PAVmed.

Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all of their business time to our operations. Upon the closing of this offering, certain PAVmed employees, shall become direct employees of ours, and a portion of the compensation of our other executive officers shall be paid directory by us. As a result, the management services agreement will be amended to reduce the monthly fee to $260,000.

In addition, pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device or developing and commercializing other products that use or enhance the same underlying technology.

The term of the management services agreement continues until such time as our Board of Directors determines. We expect to continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines it would be in our best interest to engage a dedicated management team. We believe this shared services arrangement is more cost-effective to us, because it provides economies of scale and permits us to focus our infrastructure and resources on the pillars of our growth strategy – expanding commercialization and our clinical evidence base.

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Convertible Note

On June 1, 2021, we issued the $22.4 million Convertible Note to PAVmed in exchange for the cancellation of $22.4 million payable by us to PAVmed related to working capital advances and earned, but unpaid, management services fees. The Convertible Note will mature on May 18, 2028, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share. We expect PAVmed to convert the promissory note into an equivalent number of shares of Lucid common stock as provided in the promissory note prior to the consummation of this offering.

Consulting Agreements

Prior to becoming an employee of PAVmed and member of our management team, each of Dr. Wurtman and Mr. Brown was party to a consulting agreement with us. Dr. Wurtman’s agreement provided for him to act as a medical expert for us. Pursuant to his agreement, for the period from August 1 until December 31, 2018, Dr. Wurtman was paid $80,749 in consulting fees. For the period from January 1, 2019, until his employment by PAVmed on February 18, 2019, Dr. Wurtman was paid $49,720 in consulting fees by us. Mr. Brown’s agreement provided for him to act as a clinical trial expert for us. Pursuant to his agreement, for the period from April 1, 2019, until his employment by PAVmed on June 3, 2019, Mr. Brown was paid $15,858 in consulting fees by us.

Founders

PAVmed and CWRU may be deemed to be our “founders” and “promoters,” as those terms are defined under the federal securities laws.

Related Party Policy

Our Code of Ethics requires that we avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors. Related party transactions are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

All future and ongoing related party transactions (as defined under SEC rules and described above) will require prior review and approval by the audit committee, which will have access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction without the approval of the audit committee. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the Board of Directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee, or officer.

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DESCRIPTION OF COMMON STOCK

The following description summarizes the most important terms of our common stock, as such terms will be in effect upon the closing of this offering. We will adopt an amended and restated certificate of incorporation and amended and restated by-laws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Common Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

General

We are authorized to issue 50,000,000 shares of common stock, par value $.001, and 20,000,000 shares of preferred stock, par value $.001. As of the date of this prospectus, 11,108,333 shares of our common stock are outstanding, and no shares of our preferred stock are outstanding. Our shares of common stock are held by nine stockholders. In addition, as of the date of this prospectus, 991,667 shares of our common stock are issuable upon the exercise of outstanding options, including 691,667 shares underlying options issued under the Plan, and 2,200,000 shares are reserved for issuance, but not subject to outstanding options, under the Plan.

On June 1, 2021, we issued a $22.4 million convertible promissory note to PAVmed (the “Convertible Note”) in exchange for the cancellation of $22.4 million payable by us to PAVmed. The Convertible Note will mature on May 18, 2028, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share. We expect PAVmed to convert the promissory note into an equivalent number of shares of Lucid common stock as provided in the promissory note prior to the consummation of this offering. Upon the closing of this offering, we plan to issue Restricted Stock Awards in the aggregate of 370,000 shares of our common stock under the Plan to new independent directors and employees dedicated to working on behalf of Lucid either thru the Management Services Agreement or as direct employees.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our common stockholders have no conversion, preemptive or other subscription rights, and no liquidation preference, and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends in the foreseeable future.

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Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could make it more difficult to acquire us by means of a tender offer or a proxy contest or otherwise, or to remove our incumbent officers and directors.

These provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws could have the effect of preventing changes in the composition of our Board of Directors and management. These provisions may also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue undesignated shares of preferred stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Authorized Common Stock

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our Board of Directors will be divided into three classes. The number of directors in each class will be as nearly equal as possible. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the Board of Directors when compared to a corporation with an unclassified board. It may take two annual meetings for our stockholders to effect a change in control of the Board of Directors, because in general less than a majority of the members of the Board of Directors will be elected at a given annual meeting. Because our Board of Directors is classified and our certificate of incorporation does not otherwise provide, under Delaware law, our directors may only be removed for cause.

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Vacancies on the Board

Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that any vacancy occurring on the Board of Directors, including by reason of removal of a director, and any newly created directorship may be filled only by a majority of the remaining directors in office. This system of appointing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated by-laws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated by-laws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

No Cumulative Voting; Special Meeting of Stockholders

Stockholders will not be permitted to cumulate their votes for the election of directors. Furthermore, special meetings of our stockholders may be called only by Chief Executive Officer, our President, our Board of Directors, or a majority of our stockholders.

Exclusive Forum Selection

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will provide that the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers and increasing the cost to stockholders of bringing such lawsuits.

Our Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Listing of our Common Stock

Prior to this offering, there has been no public market for our shares of common stock. We intend to apply to have the shares of common stock listed on the Nasdaq Global Market under the symbol “LUCD.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately after this offering, we will have [●] shares of common stock outstanding. Of these shares, the [●] shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by to one of our affiliates within the meaning of Rule 144 under the Securities Act.

All of our remaining shares of common stock are “restricted securities” under Rule 144, in that they were issued in private transactions not involving a public offering. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below. In addition, as a result of the lock-up agreements described below, [●] of the restricted securities will be available for sale in the public markets only upon completion of the applicable lock-up period.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, upon the expiration of the lock-up agreements described below, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

●	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

Our executive officers and directors and the initial stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representative of the underwriters.

Registration Statements on Form S-8

As of the date hereof, stock options for the purchase of 995,000 shares of our common stock have been issued to directors, officers, employees, and consultants of ours, including 695,000 shares underlying options issued under the Plan. We intend to file a registration statement on Form S-8 under the Securities Act to register shares that may be issued pursuant to the Plan, including pursuant to these outstanding stock options. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market upon issuance, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements.

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated [●], 2021 between us and Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as representatives of the underwriters named below, or the “Representatives,” and the book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.
Canaccord Genuity LLC
[●]
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of [●] shares from us at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers, which may include the underwriters, at that price less a concession not in excess of [●] per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of [●] per share of common stock to certain brokers and dealers. After the initial offering, the Representatives may change the offering price and other selling terms.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares

Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

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We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately [●]. We have agreed to reimburse the underwriters for their expenses, including, without limitation, up to $100,000 of certain of their counsels’ fees and expenses. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with the review and clearance by the Financial Industry Regulatory Authority, Inc., or FINRA. Such reimbursed fees and expenses, as set forth in the underwriting agreement, are deemed underwriting compensation for this offering by FINRA.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “LUCD.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

No Sales of Similar Securities

We, our officers and our directors have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 180 days after the date of the underwriting agreement:

●	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

●	enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

●	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus supplement without the prior written consent of Cantor Fitzgerald & Co.

In addition, we and each such person agrees that, without the prior written consent of Cantor Fitzgerald & Co., we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Cantor Fitzgerald & Co. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if Cantor Fitzgerald & Co., with our prior consent, agrees to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

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“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus supplement, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

144

NOTICE TO INVESTORS

Canada

This prospectus supplement constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus supplement or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus supplement has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus supplement is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus supplement does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus supplement), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

145

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

●	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

●	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

●	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

146

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

147

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

●	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

●	where no consideration is given for the transfer;

●	where the transfer is by operation of law;

●	as specified in Section 276(7) of the SFA; or

●	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

148

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

149

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by Graubard Miller, New York, New York. Duane Morris LLP, New York, New York, is acting as counsel for the underwriters in this offering. Graubard Miller and its partners own warrants to purchase shares of PAVmed’s common stock, which represent, in the aggregate, beneficial ownership of less than 1% of PAVmed’s common stock.

EXPERTS

The financial statements of Lucid Diagnostics Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 included in this prospectus have been audited by Marcum, LLP, an independent registered public accounting firm, as set forth in their report, thereon appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

150

INDEX TO FINANCIAL STATEMENTS

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

F-1

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

CONDENSED BALANCE SHEETS

(unaudited)

	March 31, 2021	December 31, 2020
Assets:
Current assets:
Cash	$86,871	$111,255
Prepaid expenses, deposits, and other current assets	1,223,960	1,328,624
Total current assets	1,310,831	1,439,879
Other assets	761,693	755,000
Total assets	$2,072,524	$2,194,879
Liabilities, Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$788,405	$2,057,574
Accrued expenses and other current liabilities	286,863	394,209
Due To: PAVmed Inc.	17,363,950	13,261,435
Total liabilities	18,439,218	15,713,218
Commitments and contingencies (Note 8)	—	—
Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value, 20,000,000 shares authorized; no shares issued and outstanding as of March 31, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized; 10,003,333 shares issued and outstanding as of March 31, 2021 and December 31, 2020	10,003	10,003
Additional paid-in capital	1,102,664	297,633
Accumulated deficit	(17,479,361)	(13,825,975)
Total Stockholders’ (Deficit)	(16,366,694)	(13,518,339)
Total Liabilities and Stockholders’ Equity (Deficit)	$2,072,524	$2,194,879

See accompanying notes to the condensed financial statements.

F-2

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
	2021	2020
Revenue	$—	$—
Operating expenses:
General and administrative	1,900,846	683,003
Research and development	1,752,540	1,534,417
Total operating expenses	3,653,386	2,217,420
Loss from operations	(3,653,386)	(2,217,420)
Provision for income taxes	—	—

Net loss	$(3,653,386)	$(2,217,420)

Net loss per share - basic and diluted	$(0.37)	$(0.22)

Weighted average common shares outstanding - basic and diluted	10,003,333	10,002,564

See accompanying notes to the condensed financial statements.

F-3

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

THREE MONTHS ENDED MARCH 31, 2021 and 2020

(unaudited)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2020	10,003,333	$10,003	$297,633	$(13,825,975)	$(13,518,339)
Lucid Diagnostics Inc 2018 Equity Plan - stock-based compensation expense	—	—	801,781	—	801,781
PAVmed Inc 2014 Equity Plan stock-based compensation expense	—	—	3,250	—	3,250
Net loss	—	—	—	(3,653,386)	(3,653,386)
Balance as of March 31, 2021	10,003,333	$10,003	$1,102,664	$(17,479,361)	$(16,366,694)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2019	10,000,000	$10,000	$227,178	$(5,546,458)	$(5,309,280)
Exercise - Stock Options - Lucid Diagnostics Inc 2018 Equity Plan	3,333	3	4,996	—	4,999
Lucid Diagnostics Inc 2018 Equity Plan - stock-based compensation expense	—	—	13,115	—	13,115
PAVmed Inc. 2014 Equity Plan stock-based compensation expense	—	—	3,250	—	3,250
Net loss	—	—	—	(2,217,420)	(2,217,420)
Balance as of March 31, 2020	10,003,333	$10,003	$248,539	$(7,763,878)	$(7,505,336)

See accompanying notes to the condensed financial statements.

F-4

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities
Loss	$(3,653,386)	$(2,217,420)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	2,785	—
Stock-based compensation expense - Lucid Diagnostics Inc. 2018 Equity Plan	801,781	13,115
Stock-based compensation expense - PAVmed Inc. 2014 Equity Plan	3,250	3,250

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	104,664	(250,763)
Accounts payable	(1,269,169)	1,042,858
Accrued expenses and other current liabilities	(107,346)	946
Due To: PAVmed Inc. - operating expenses paid on-behalf-of Lucid Diagnostics Inc.	32,515	22,428
Due To: PAVmed Inc. - Management Services Agreement Fee	770,000	270,000
Net cash flows used in operating activities	(3,314,906)	(1,115,586)

Cash flows from investing activities
Purchase of equipment	(9,478)	—
Net cash flows used in investing activities	(9,478)	—

Cash flows from financing activities
Proceeds – exercise of stock options	—	4,999
Proceeds – Due To: PAVmed Inc. - working capital cash advances	3,300,000	1,300,000
Net cash flows provided by financing activities	3,300,000	1,304,999

Net increase (decrease) in cash	(24,384)	189,413
Cash, beginning of period	111,255	156,404
Cash, end of period	$86,871	$345,817

See accompanying notes to the condensed financial statements.

F-5

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

as of and for the three months ended March 31, 2021 and 2020

Note 1 — Summary Description of the Company and Financial Condition

The accompanying financial statements are those of Lucid Diagnostics Inc. (“Lucid Diagnostics” or “the Company”), which was incorporated in the State of Delaware on May 8, 2018. The Company as discussed below. The Company operates in one segment as a medical device company.

Lucid Diagnostics Inc. is a medical diagnostics technology company focused on the relationship between ubiquitous gastroesophageal reflux disease - “GERD” - which is also known as chronic heartburn, acid reflux or simply reflux, and highly lethal esophageal cancer, specifically esophageal adenocarcinoma (EAC), which will lead to approximately 16,000 U.S. deaths in 2021. The Company’s EsoGuard® diagnostic lab test and the EsoCheck® cell sample collection device constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths through early detection of esophageal precancer and cancer in at-risk GERD patients. Since its inception, the Company has advanced the proprietary technologies underlying EsoGuard and EsoCheck from the academic research laboratory to commercial diagnostics tests and devices with scalable manufacturing capacity. The Company is presently focused on expanding commercialization across multiple sales channels, including establishing its own testing centers, and expanding the clinical evidence to support recommendation of our products in professional society guidelines.

On May 12, 2018, the Company entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”. The CWRU License Agreement provides for the exclusive worldwide license of the intellectual property rights for the proprietary technologies of two distinct technology components - the “EsoCheck Cell Collection Device” referred to as the “EsoCheck®”; and a panel of proprietary methylated DNA biomarkers, a laboratory developed test (“LDT”), referred to as “EsoGuard®”; and together are collectively referred to as the “EsoGuard Technology”. See Note 3, Agreement Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement.

Lucid Diagnostics Inc. Common Stock - Issued and Outstanding

PAVmed Inc. holds a majority equity ownership interest and has a controlling financial interest in Lucid Diagnostics Inc. Initially, upon its formation in May 2018, Lucid Diagnostics issued an initial 10.0 million shares of its common stock for a purchase price of $0.001 per share, including: the issue of 8,187,499 shares to PAVmed Inc.; 943,464 shares to Case Western Reserve University (“CWRU”); and 289,679 shares to each of the three individual physician inventors of the of the intellectual property and proprietary technologies underlying the License Agreement with Case Western Reserve University (“CWRU License Agreement” - as discussed below). Further, in January 2020, an additional 3,333 shares of common stock of Lucid Diagnostics were issued to an unrelated third-party consultant upon the exercise a corresponding number of stock options issued under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (as such equity plan is discussed herein below in Note 9, Stock-Based Compensation). As of March 31, 2021 and December 31, 2020, there were 10,003,333 shares of common stock of Lucid Diagnostics Inc. issued and outstanding, with 81.85% of such shares held by PAVmed Inc.

F-6

Note 1 — Summary Description of the Company and Financial Condition - continued

Financial Condition

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Under the provisions of ASC 205-40, substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

Since its inception, the operations of Lucid Diagnostics Inc. have been funded by PAVmed Inc. providing working capital cash advances and the payment by PAVmed Inc. of certain operating expenses on-behalf-of Lucid Diagnostics Inc. Additionally, the daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which Lucid Diagnostics Inc. incurs expense according to the provisions of a Management Services Agreement between Lucid Diagnostics Inc. and PAVmed Inc. See Note 6, Due To PAVmed Inc. for further information regarding the working capital cash advances, payment of expenses on-behalf-of the Company by PAVmed Inc., and expenses incurred by the Company under the Management Services Agreement; and Note 7, Related Party Transactions, for further information regarding the Management Services Agreement.

The Company is subject to all of the risks and uncertainties typically faced by a medical diagnostic company devoting substantially all its efforts to the commercialization of its initial products and services and ongoing research and development activities and clinical trials. The Company has incurred recurring losses and expects to experience recurring losses from operations, which raised substantial doubt about the Company’s ability to continue as a going concern within one year from the filing of this report. PAVmed Inc. has agreed to continue to fund the operations of Lucid Diagnostics Inc., as such funding is discussed above, for one year from the date of the issue of the Company’s (unaudited) condensed financial statements, as included in this Registration Statement on Form S-1. Based on the continued funding by PAVmed Inc. the substantial doubt is alleviated.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), inclusive of all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial information, and on the same basis as the audited financial statements as of December 31, 2020 and 2019, and the corresponding years then ended, as such financial statements and related notes are presented herein below. The balance sheet as of December 31, 2020 presented in the unaudited interim financial statements has been derived from such audited financial statements.

The accompanying unaudited interim financial statements and notes thereto, are presented in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2020 and 2019 as presented herein below. The summary of significant accounting policies discussed in such audited financial statements notes have been consistently applied to the unaudited interim financial statements. There have not been changes to the Company’s significant accounting policies since the date of such audited financial statements.

The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or for any other future periods.

F-7

Note 3 — Agreements Related to Acquired Intellectual Property Rights

Patent License Agreement – Case Western Reserve University

Overview

On May 12, 2018, Lucid Diagnostics Inc. entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”. The CWRU License Agreement provides for the exclusive worldwide license of the intellectual property rights for the proprietary technologies of two distinct technology components - the “EsoCheck Cell Collection Device” referred to as the “EsoCheck®”; and a panel of proprietary methylated DNA biomarkers, a laboratory developed test (“LDT”), referred to as “EsoGuard®”; and together are collectively referred to as the “EsoGuard Technology”.

The CWRU License Agreement license fee was $272,553, of which $50,000 has been paid. The remaining balance of the license fee is to be paid in quarterly installments of $50,000, until the license fee is paid-in-full, provided, however, the commencement of the quarterly payments is subject to Lucid Diagnostics Inc. consummation of a bona fide financing with an unrelated third-party in excess of $500,000.

The CWRU License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights granted by the FDA or other U.S. government agency, whichever comes later.

Milestones

The CWRU License Agreement requires Lucid Diagnostics Inc. to achieve certain milestones with respect to regulatory filings and clearances and commercialization of products and services. In this regard, in 2019, the Company recognized a $75,000 research and development expense in connection with a regulatory clearance milestone, which was paid in 2019. The CWRU License Agreement was amended to: change the achievement date of commercialization milestone from November 2020 to August 2021; to eliminate the payment with respect to the commercialization milestone; and to add a non-refundable payment to CWRU in consideration for such changes to the commercialization milestone (“CWRU License Agreement Amendment Fee”). In connection with such CWRU License Agreement Amendment, the Company recognized $100,000 of general and administrative expense, with such expense included in accrued expenses as of December 31, 2020, and paid-in-full in February 2021.

If Lucid Diagnostics Inc. does not meet each of the remaining commercialization milestone and the regulatory clearance milestone of the CWRU License Agreement, then CWRU has the right, in its sole discretion, to require PAVmed Inc. to transfer to CWRU 80% of the shares of common stock of Lucid Diagnostics Inc. then held by PAVmed Inc.

Royalty Payments

Under the CWRU License Agreement, Lucid Diagnostics Inc. is required to pay a minimum annual royalty of a percentage of recognized net sales revenue resulting from the commercialization of the products and /or services developed using the CWRU License Agreement intellectual property, with the minimum amount of royalty payments based on net sales of such products and services, if any, with the contingent royalty payments recognized in the period in which such payment obligations are incurred. There have not been such royalty payments incurred as of and for the three months ended March 31, 2021 and 2020.

Reimbursement of Patent Fees

Additionally, under the CWRU License Agreement, Lucid Diagnostics Inc. is responsible for reimbursement of certain CWRU billed patent fees, as such fee are discussed herein below in Note 4, Related Party Transactions.

Consulting Agreements with Physician Inventors - Intellectual Property - CWRU License Agreement

Lucid Diagnostics Inc. entered into consulting agreements with each of the three physician inventors of the intellectual property licensed under the CWRU License Agreement (“Physician Inventors”), with each such consulting agreement providing for compensation on a contractual rate per hour for consulting services provided, and an expiration date of May 12, 2024, upon the agreements’ renewal effective May 12, 2021. Additionally, each of the Physician Inventors have been granted stock options and restricted stock awards under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan; and stock options under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan. See Note 4, Related Party Transactions, with respect to consulting fee expense and stock based compensation expense recognized with respect to the Physician Inventors consulting agreements and stock options and restricted awards discussed above; and Note 9, Stock-Based Compensation, for information regarding each of the “Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan” and the separate “PAVmed Inc. 2014 Long-Term Incentive Equity Plan”.

F-8

Note 4 — Related Party Transactions

Case Western Reserve University and Physician Inventors - CWRU License Agreement

Case Western Reserve University (“CWRU”) and each of the three physician inventors of the intellectual property licensed under the CWRU License Agreement (“Physician Inventors”) each hold equity ownership minority interests in Lucid Diagnostics Inc. The expenses incurred with respect to the CWRU License Agreement and the three Physician Inventors for the periods indicated are summarized as follows:

	Three Months Ended March 31,
	2021	2020
CWRU License Agreement – reimbursement of patent legal fees	$—	$32,305
CWRU License Agreement Amendment Fee	—	—
EsoCheck devices provided to CWRU	—	14,941
Fees - Physician Inventors consulting agreements	13,415	37,970
Stock-based compensation expense - Physician Inventors - stock options	5,750	5,750
Stock-based compensation expense - Physician Inventors - restricted stock awards	91,000	—
Total expenses incurred with respect to CWRU and Physician Inventors	$110,165	$90,966

The total expense incurred with respect to CWRU and the Physician Inventors for the periods indicated, as presented in the table above, include $91,000 and $0 classified in general and administrative expenses, and $19,165 and $90,966 classified in research and development expenses, in the three months ended March 31, 2021 and 2020, respectively, in the accompanying unaudited condensed statement of operations.

See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the CWRU License Agreement and the consulting agreements with and the stock-based equity awards granted to the Physician Inventors; and Note 9, Stock-Based Compensation, for information regarding each of the “Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan” and the separate “PAVmed Inc. 2014 Long-Term Incentive Equity Plan”.

PAVmed Inc. - Management Services Agreement

The daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which Lucid Diagnostics Inc. incurs expense according to the provisions of a Management Services Agreement (“MSA”) between Lucid Diagnostics Inc. and PAVmed Inc. The MSA does not have a termination date, but may be terminated by the Lucid Diagnostics Inc. board of directors. The MSA fee is charged on a quarterly basis and is periodically adjusted corresponding with changes in the number of PAVmed Inc. employees providing services to Lucid Diagnostics Inc., with the change in the MSA fee approved by each of the Lucid Diagnostics Inc. and PAVmed Inc. board of directors.

Lucid Diagnostics Inc. recognized total MSA fees of $770,000 and $270,000 in the three months ended March 31, 2021 and 2020, respectively; with $592,900 and $162,000 classified in general and administrative expense, and $177,100 and 108,000 classified in research and development expense, respectively. The classification of the MSA fee between general and administrative expense and research and development expense was based on an allocation using the relative percentage of the quarterly salary of PAVmed Inc. employees, as such salary expense is classified by PAVmed Inc. In this regard, PAVmed Inc. classifies employee salary expense as general and administrative, except for those employees who are engaged in product and services development and design and clinical trials activities, for which such employee salary is classified as research and development expense.

F-9

Note 5 — Due To PAVmed Inc.

Lucid Diagnostics Inc. has principally financed its operations through each of working capital cash advances from PAVmed Inc. and the periodic payment of certain operating expenses by PAVmed Inc. on-behalf-of Lucid Diagnostics Inc. (with such periodic payments captioned herein as “PAVmed Inc. OBO Payments”). Additionally, the daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Management Services Agreement (MSA) between the Company and PAVmed Inc. See Note 4, Related Party Transactions, for further information regarding the MSA.

The Due To: PAVmed Inc. for the periods indicated is summarized as follows:

	Working Capital Cash	PAVmed Inc OBO	MSA
	Advances	Payments	Fees	Total
Balance - December 31, 2020	$8,200,000	$2,361,435	$2,700,000	$13,261,435
Three months ended March 31, 2021	3,300,000	32,515	770,000	4,102,515
Balance - March 31, 2021	$11,500,000	$2,393,950	$3,470,000	$17,363,950

Balance - December 31, 2019	$2,621,500	$1,678,927	$1,020,000	$5,320,427
Three months ended March 31, 2020	1,300,000	22,428	270,000	1,592,428
Balance - March 31, 2020	$3,921,500	$1,701,355	$1,290,000	$6,912,855

Subsequent to March 31, 2021, as of June 1, 2021, the Lucid Diagnostics Inc, Due To: PAVmed Inc. was an aggregate of $22,400,000, comprised of: $15,938,910 of working capital cash advances; $2,411,090 of PAVmed Inc. OBO Payments; and $4,050,000 of MSA Fees. The $22.4 million aggregate amount Due To: PAVmed Inc. was replaced by the issue of a Senior Unsecured Promissory Note, as discussed below.

Subsequent to March 31, 2021, as noted above, Lucid Diagnostics Inc. issued to PAVmed Inc. a Senior Unsecured Promissory Note, dated June 1, 2021, with a face value principal of $22,400,000, an annual interest rate of 7.875%, and a maturity date of May 18, 2028. The Senior Unsecured Promissory Note replaces the $22.4 million aggregate amount of the Due To: PAVmed Inc. outstanding and payable as of June 1, 2021, as such amount is discussed above. The Senior Unsecured Promissory Note provides for the partial or full repayment of the face value principal and accrued but not paid interest thereon by the issue of shares of Lucid Diagnostics Inc. common stock, at a conversion price of $2.00 per share of such common stock, with such conversion at the election of PAVmed Inc.

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Note 6 — Prepaid Expenses, Deposits and Other Current and Non-Current Assets

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of:

	March 31, 2021	December 31, 2020
Advanced payments to service providers and suppliers	$9,993	$311,041
Deposits	474,047	183,832
EsoCheck cell collection supplies	669,659	778,811
EsoGuard mailer supplies	70,261	54,940
Total prepaid expenses, deposits and other current assets	$1,223,960	$1,328,624.

Non-Current Assets

The Company entered into an agreement with a clinical research organization (“CRO”) in connection with EsoGuard clinical trials (the “EsoGuard CRO Agreement”). The term of the EsoGuard CRO Agreement is from the September 2019 effective date to the conclusion of the respective clinical trials, but not to exceed 60 months from the effective date of the EsoGuard® CRO Agreement. The CRO agreement may be cancelled with sixty days written notice, without an early termination fee. The Company incurred an on-account deposit of $755,000 as of March 31, 2021 and December 31, 2020, of which $643,000 had been paid as of December 31, 2020, with the remaining $112,000 paid in March 2021, with such deposit classified as a non-current asset in the line item captioned “Other assets” on the accompanying unaudited condensed balance sheet as of March 31, 2021 and December 31, 2020.

Note 7 — Accrued Expenses and Other Current Liabilities

Accrued expenses and Other Current Liabilities for the periods indicated consist of the following:

	March 31, 2021	December 31, 2020
CWRU License Agreement fee	$222,553	$222,553
CWRU License Agreement Amendment fee	—	100,000
Operating expenses	64,310	49,538
EsoCheck supplies	—	22,118
Total accrued expenses and other current liabilities	$286,863	$394,209

See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the CWRU License Agreement.

F-11

Note 8 — Commitment and Contingencies

Guaranty Agreement - PAVmed Inc. Senior Convertible Notes

Lucid Diagnostics Inc. was a party to a Security and Pledge Agreement, a Guaranty Agreement, and an Intellectual Property Security Agreement, (collectively the “Security Documents”), with respect to the issue by PAVmed Inc. of senior convertible notes, pursuant to which, among other things, the PAVmed Inc. obligations under certain of the senior convertible notes were guaranteed by Lucid Diagnostics Inc. The Security Documents had granted the lender’s Collateral Agent (as defined in the Security and Pledge Agreement) a security interest in all of the Lucid Diagnostics Inc. personal property to secure the PAVmed Inc. obligations under the Senior Convertible Notes. A portion of the proceeds from each of the Senior Convertible Notes were used to fund working capital cash advances from PAVmed Inc. to Lucid Diagnostics Inc.

Notwithstanding, all of the senior convertible notes issued by PAVmed Inc. were repaid-in-full during the three months ended March 31, 2021, and, accordingly, the related liens and guaranty agreements were terminated as of the respective repayment dates during such period.

Legal Proceedings

In the ordinary course of our business, particularly as it begins commercialization of its products, the Company may be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. Except as otherwise noted herein, the Company does not believe it is currently a party to any other pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows.

F-12

Note 9 — Stock-Based Compensation

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan

The Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (“Lucid Diagnostics Inc. 2018 Equity Plan”) is separate and apart from the PAVmed Inc. 2014 Long-Term Incentive Equity Plan (as such equity plan is discussed below). The Lucid Diagnostics Inc. 2018 Equity Plan is designed to enable Lucid Diagnostics Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity to acquire shares of common stock of Lucid Diagnostics Inc. The types of awards that may be granted under the Lucid Diagnostics Inc. 2018 Equity Plan include stock options, stock appreciation rights, restricted stock awards, and other stock-based awards subject to limitations under applicable law. The Lucid 2018 Equity Plan grants are subject-to approval of the Lucid Diagnostics Inc. board of directors.

A total of 4,000,000 shares of common stock of Lucid Diagnostics Inc. are reserved for issuance under the Lucid Diagnostics Inc. 2018 Equity Plan, with 2,265,000 shares available for grant as of March 31, 2021, exclusive of 300,000 Lucid Diagnostics Inc. stock options previously granted outside the Lucid Diagnostics Inc. 2018 Equity Plan.

Lucid Diagnostics Inc. 2018 Equity Plan - Stock Options

Stock options issued and outstanding under the Lucid Diagnostics Inc. 2018 Equity Plan for the period indicated is as follows:

	Number Stock Options	Weighted Average Exercise Price	Remaining Contractual Term (Years)
Outstanding stock options at December 31, 2020	991,667	$0.86	8.0
Granted(1)	—	$—
Exercised	—	$—
Forfeited	—	$—
Outstanding stock options at March 31, 2021	991,667	$0.86	7.7
Vested and exercisable stock options at March 31, 2021	838,749	$0.83	7.7

Outstanding stock options at December 31, 2019	995,000	$0.86	9.0
Granted(1)	—	$—
Exercised	(3,333)	$1.50
Forfeited	—	$—
Outstanding stock options at March 31, 2020	991,667	$0.86	8.7
Vested and exercisable stock options at March 31, 2020	573,744	$0.83	8.6

(1)	Stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan generally vest ratably over twelve quarters, with the vesting commencing with the grant date quarter, and have a ten-year contractual term from date-of-grant.

During the three months ended March 31, 2020, 3,333 stock options issued under the Lucid Diagnostics Inc. 2018 Equity Plan were exercised for cash proceeds of $5,000, resulting in the issue of the same number of shares of common stock of Lucid Diagnostics Inc.

F-13

Note 9 — Stock-Based Compensation - continued

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan – Restricted Stock Awards

On March 1, 2021, a total of 1,040,000 restricted stock awards were granted under the Lucid Diagnostics Inc. 2018 Equity Plan to employees of PAVmed Inc., a member of the board of directors of Lucid Diagnostics Inc. (who is also a member of the board of directors of PAVmed Inc.), and to each of the three physician inventors of the intellectual property licensed under the CWRU License Agreement (“Physician Inventors”), with such restricted stock awards having a single vesting date of March 1, 2023, and an aggregate grant date fair value of approximately $18.9 million, measured as discussed herein below, with such aggregate estimated fair value recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period, and classified in general and administrative expense. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

Subsequent to March 31, 2021, as of May 14, 2021, a total of 65,000 restricted stock awards were granted under the Lucid Diagnostics Inc 2018 Equity Plan.

PAVmed Inc. 2014 Long-Term Incentive Equity Plan

The PAVmed Inc. 2014 Long-Term Incentive Equity Plan (the “PAVmed Inc. 2014 Equity Plan”), is designed to enable the PAVmed Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity to acquire a proprietary interest in PAVmed Inc. The PAVmed Inc. 2014 Equity Plan is designed to enable the PAVmed Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity Equity Plan grants are subject-to approval of the PAVmed Inc. board of directors compensation committee. The PAVmed Inc. 2014 Equity Plan is separate from the Lucid Diagnostics Inc. 2018 Equity Plan discussed above.

Under each of their respective (initial) consulting agreements with Lucid Diagnostics Inc., the three physician inventors of the intellectual property underlying the CWRU License Agreement (“Physician Inventors”), were each granted 25,000 stock options under the PAVmed Inc. 2014 Equity Plan, with a grant date of May 12, 2018, an exercise price of $1.59 per share of common stock of PAVmed Inc., vesting ratably on a quarterly basis commencing June 30, 2018 and ending March 31, 2021, and a contractual period of ten years from the date of grant. As of March 31, 2021, such stock options were fully vested and exercisable. Subsequent to March 31, 2021, each of the Physician Inventors were granted 50,000 stock options under the PAVmed Inc. 2014 Equity Plan, with a grant date of June 21, 2021, an exercise price of $6.41 per share of common stock of PAVmed Inc., vesting ratably on a quarterly basis commencing June 30, 2021 and ending March 31, 2024, and a contractual period of ten years from the date of grant. See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the “CWRU License Agreement” and the consulting agreements between the Lucid Diagnostics Inc. and each of the Physician Inventors.

Stock-Based Compensation Expense

The stock-based compensation expense recognized by the Company for both the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, for the periods indicated, was as follows:

	Three Months Ended
	March 31,
	2021	2020
Lucid Diagnostics Inc 2018 Equity Plan – general and administrative expense	$788,667	$—
Lucid Diagnostics Inc 2018 Equity Plan – research and development expenses	13,114	13,115
PAVmed Inc 2014 Equity Plan - research and development expenses	3,250	3,250
Total stock-based compensation expense – recognized by Lucid Diagnostics Inc	$805,031	$16,365

The stock-based compensation expense, as presented above, is inclusive of stock options and restricted stock awards granted under the Lucid Diagnostics Inc. 2018 Equity Plan to employees of PAVmed Inc. and to non-employee consultants, with each providing services to Lucid Diagnostics Inc.; and stock options granted under the PAVmed Inc. 2014 Equity Plan to non-employee consultants providing services to Lucid Diagnostics Inc.

F-14

Note 9 — Stock-Based Compensation - continued

Stock-Based Compensation Expense - continued

As of March 31, 2021, unrecognized stock-based compensation expense and weighted average remaining requisite service period with respect to stock options granted under each of the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, as discussed above, is as follows:

	Unrecognized Stock-Based Compensation Expense	Weighted Average Remaining Service Period
Lucid Diagnostics Inc. 2018 Equity Plan
Stock Options	$35,887	0.7 years
Restricted Stock Awards	$18,139,333	1.9 years

As noted above, as of March 31, 2021, the 75,000 stock options granted under the PAVmed Inc Equity Plan to the Physician Inventors were fully vested and exercisable, and there was no further unrecognized stock-based compensation expense as of such date.

Lucid Diagnostics Inc. Recognized Stock-Based Compensation Expense - Lucid Diagnostics Inc 2018 Equity Plan

There were no stock-based awards granted under the Lucid Diagnostics Inc 2018 Equity Plan during each of the three months ended March 31, 2021 and 2020.

The estimated fair value of the restricted stock awards granted under the Lucid Diagnostics Inc. 2018 Equity Plan, as discussed above, was determined using a probability-weighted average expected return methodology (“PWERM”), which involves the determination of equity value under various exit scenarios and an estimation of the return to the common stockholders under each scenario. In this regard, the Lucid Diagnostics Inc. common stock grant-date estimated fair value was based upon an analysis of future values, assuming various outcomes, based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to Lucid Diagnostics Inc.

The PWERM principally involved (i) the identification of scenarios and related probabilities; (ii) determine the equity value under each scenario; and (iii) determine the common stock shareholders’ return in each scenario. The two scenarios identified were an initial public offering (“IPO”) of Lucid Diagnostics Inc. common stock (“IPO scenario”); and, to continue as a private company (“stay private scenario”). With respect to the IPO scenario, the valuation of the Lucid Diagnostics Inc. common stock was computed using assumptions, including dates of the IPO, to calculate an estimated pre-money valuation; and, with respect to the stay private scenario, an income approach was used, wherein a risk-adjusted discount rate is applied to projected future cash flows. A relative weighting of 75% was applied to the IPO scenario and 25% was assigned to the stay private scenario.

Lucid Diagnostics Inc. Recognized Stock-Based Compensation Expense - PAVmed Inc 2014 Equity Plan

Stock-based compensation expense recognized by Lucid Diagnostics Inc. with respect to stock options granted to non-employees under the PAVmed Inc. 2014 Equity Plan, as such stock options are discussed above, was based on a weighted average fair value of $0.59 per share of PAVmed Inc. common stock during the year ended December 31, 2020, calculated using the Black-Scholes valuation model, with an expected term of 4.3 years, expected PAVmed Inc. stock price volatility of 63%, a risk-free interest rate of 1.7%, and, an expected PAVmed Inc. common stock dividend yield of 0%.

F-15

Note 10 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20 million shares of its preferred stock, par value of $0.001 per share, with such designation, rights, and preferences as may be determined from time-to-time by the Company’s board of directors. There were no shares of preferred stock issued and outstanding as of March 31, 2021 and December 31, 2020.

Common Stock

The Company is authorized to issue up to 50.0 million shares of common stock, par value of $0.001 per share.

As of March 31, 2021 and December 31, 2020, there were 10,003,333 shares of common stock of Lucid Diagnostics Inc. issued and outstanding. PAVmed Inc. holds 8,187,499 shares of the common stock of Lucid Diagnostics Inc., as of March 31, 2021 and December 31, 2020, representing a majority equity ownership interest of 81.85%, and has a controlling financial interest. The minority equity ownership interest of the Lucid Diagnostics Inc. common stock includes: 943,464 shares held by CWRU, 289,679 shares held by each of the three individual physician inventors of the intellectual property underlying the CWRU License Agreement (as such license agreement is discussed in Note 3, Agreements Related to Acquired Intellectual Property Rights), as of March 31, 2021 and December 31, 2020; and 3,333 shares held by an unrelated third-party consultant as of March 31, 2021 and December 31, 2020, upon the exercise for cash at $1.50 per share of a corresponding number of stock options issued under the Lucid Diagnostics Inc. 2018 Equity Plan in January 2020 (as such equity plan is discussed in Note 9, Stock-Based Compensation).

Note 11 — Loss Per Share

The “Net loss per share basic and diluted” for the respective periods indicated - is as follows:

	Three Months Ended March 31,
	2021	2020
Numerator
Net loss	$(3,653,386)	$(4,420,544)

Denominator
Weighted average common shares outstanding, basic and diluted(2)	10,003,333	10,002,564

Loss per share
Net loss per share - basic and diluted	$(0.37)	$(0.22)

Basic weighted-average number of shares of common stock outstanding for the three months ended March 31, 2021 and 2020 include the shares of the Company issued and outstanding during such periods, each on a weighted average basis. The basic weighted average number of shares common stock outstanding excludes common stock equivalent incremental shares, while diluted weighted average number of shares outstanding includes such incremental shares. However, as the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive. In this regard, a total of 2,031,667 and 991,667 stock options and restricted stock awards, as granted under the Lucid Diagnostics Inc. 2018 Equity Plan, were outstanding as of March 31, 2021 and 2020, respectively, have been excluded from the computation of diluted weighted average shares outstanding as their inclusion would be anti-dilutive.

F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Lucid Diagnostics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Lucid Diagnostics, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2019.

New York, NY

July 13, 2021

F-17

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets:
Current assets:
Cash	$111,255	$156,404
Prepaid expenses, deposits, and other current assets	1,328,624	234,496
Total current assets	1,439,879	390,900
Other assets	755,000	643,000
Total assets	$2,194,879	$1,033,900
Liabilities, Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,057,574	$799,075
Accrued expenses and other current liabilities	394,209	223,678
Due To: PAVmed Inc.	13,261,435	5,320,427
Total liabilities	15,713,218	6,343,180
Commitments and contingencies (Note 8)	—	—
Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value, 20,000,000 shares authorized; no shares issued and outstanding as of December 31, 2020 and 2019	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized; 10,003,333 and 10,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	10,003	10,000
Additional paid-in capital	297,633	227,178
Accumulated deficit	(13,825,975)	(5,546,458)
Total Stockholders’ (Deficit)	(13,518,339)	(5,309,280)
Total Liabilities and Stockholders’ Equity (Deficit)	$2,194,879	$1,033,900

See accompanying notes to the financial statements.

F-18

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
Revenue	$—	$—
Operating expenses:
General and administrative	2,836,790	958,722
Research and development	5,442,727	3,461,822
Total operating expenses	8,279,517	4,420,544
Loss from operations	(8,279,517)	(4,420,544)
Provision for income taxes	—	—

Net loss	$(8,279,517)	$(4,420,544)

Net loss per share - basic and diluted	$(0.83)	$ (0.44.)

Weighted average common shares outstanding - basic and diluted	10,003,142	10,000,000

See accompanying notes to the financial statements.

F-19

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2020 and 2019

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2018	10,000,000	$10,000	$53,233	$(1,125,914)	$(1,062,681)
Exercise - Stock Options - Lucid Diagnostics Inc 2018 Equity Plan	—	—	—	—	—
Lucid Diagnostics Inc 2018 Equity Plan - stock-based compensation expense	—	—	158,123	—	158,123
PAVmed Inc. 2014 Equity Plan stock-based compensation expense	—	—	15,822	—	15,822
Net loss	—	—	—	(4,420,544)	(4,420,544)
Balance as of December 31, 2019	10,000,000	$10,000	$227,178	$(5,546,458)	$(5,309,280)
Exercise - Stock Options - Lucid Diagnostics Inc 2018 Equity Plan	3,333	3	4,996	—	4,999
Lucid Diagnostics Inc 2018 Equity Plan - stock-based compensation expense	—	—	52,459	—	52,459
PAVmed Inc. 2014 Equity Plan stock-based compensation expense	—	—	13,000	—	13,000
Net loss	—	—	—	(8,279,517)	(8,279,517)
Balance as of December 31, 2020	10,003,333	$10,003	$297,633	$(13,825,975)	$(13,518,339)

See accompanying notes to the financial statements.

F-20

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Loss	$(8,279,517)	$(4,420,544)

Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense - Lucid Diagnostics Inc. 2018 Equity Plan	52,459	158,123
Stock-based compensation expense - PAVmed Inc. 2014 Equity Plan	13,000	15,822

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,094,128)	(877,496)
Accounts payable	1,146,499	301,850
Accrued expenses and other current liabilities	170,531	850
Due To: PAVmed Inc. - operating expenses paid on-behalf-of Lucid Diagnostics Inc.	682,508	1,589,999
Due To: PAVmed Inc. - Management Services Agreement Fee	1,680,000	870,000
Net cash flows used in operating activities	(5,628,648)	(2,361,396)

Cash flows from investing activities
Net cash flows used in investing activities	—	—

Cash flows from financing activities
Proceeds – exercise of stock options	4,999	—
Proceeds – Due To: PAVmed Inc. - working capital cash advances	5,578,500	2,500,000
Net cash flows provided by financing activities	5,583,499	2,500,000

Net increase (decrease) increase in cash	(45,149)	138,604
Cash, beginning of period	156,404	17,800
Cash, end of period	$111,255	$156,404

See accompanying notes to the financial statements.

F-21

LUCID DIAGNOSTICS INC.

(a majority-owned subsidiary of PAVmed Inc.)

NOTES TO FINANCIAL STATEMENTS

as of and for the years ended December 31, 2020 and 2019

Note 1 — Summary Description of the Company and Financial Condition

The accompanying financial statements are those of Lucid Diagnostics Inc. (“Lucid Diagnostics” or “the Company”), which was incorporated in the State of Delaware on May 8, 2018. The Company as discussed below. The Company operates in one segment as a medical device company.

Lucid Diagnostics Inc. is a medical diagnostics technology company focused on the relationship between ubiquitous gastroesophageal reflux disease - “GERD” - which is also known as chronic heartburn, acid reflux or simply reflux, and highly lethal esophageal cancer, specifically esophageal adenocarcinoma (EAC), which will lead to approximately 16,000 U.S. deaths in 2021. The Company’s EsoGuard® diagnostic lab test and the EsoCheck® cell sample collection device constitute the first and only commercially available diagnostic test capable of serving as a widespread screening tool to prevent EAC deaths through early detection of esophageal precancer and cancer in at-risk GERD patients. Since its inception, the Company has advanced the proprietary technologies underlying EsoGuard and EsoCheck from the academic research laboratory to commercial diagnostics tests and devices with scalable manufacturing capacity. The Company is presently focused on expanding commercialization across multiple sales channels, including establishing its own testing centers, and expanding the clinical evidence to support recommendation of our products in professional society guidelines.

On May 12, 2018, the Company entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”. The CWRU License Agreement provides for the exclusive worldwide license of the intellectual property rights for the proprietary technologies of two distinct technology components - the “EsoCheck Cell Collection Device” referred to as the “EsoCheck®”; and a panel of proprietary methylated DNA biomarkers, a laboratory developed test (“LDT”), referred to as “EsoGuard®”; and together are collectively referred to as the “EsoGuard Technology”. See Note 3, Agreement Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement.

Lucid Diagnostics Inc. Common Stock - Issued and Outstanding

PAVmed Inc. holds a majority equity ownership interest and has a controlling financial interest in Lucid Diagnostics Inc. Initially, upon its formation in May 2018, Lucid Diagnostics issued an initial 10.0 million shares of its common stock for a purchase price of $0.001 per share, including: the issue of 8,187,499 shares to PAVmed Inc.; 943,464 shares to Case Western Reserve University (“CWRU”); and 289,679 shares to each of the three individual physician inventors of the of the intellectual property and proprietary technologies underlying the License Agreement with Case Western Reserve University (“CWRU License Agreement” - as discussed below). Subsequently, in January 2020, an additional 3,333 shares of common stock of Lucid Diagnostics were issued to an unrelated third-party consultant upon the exercise a corresponding number of stock options issued under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (as such equity plan is discussed herein below in Note 9, Stock-Based Compensation).

The shares of common stock of Lucid Diagnostics Inc. issued and outstanding were 10,003,333 as of December 31, 2020, and 10,000,000 as of December 31, 2019; of which, 81.8477% and 81.8750% of such shares held by PAVmed Inc., as of December 31, 2020 and 2019, respectively.

F-22

Note 1 — Summary Description of the Company and Financial Condition - continued

Financial Condition

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Under the provisions of ASC 205-40, substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

Since its inception, the operations of Lucid Diagnostics Inc. have been funded by PAVmed Inc. providing working capital cash advances and payment of operating expenses on-behalf-of the Company. Additionally, the daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which Lucid Diagnostics Inc. incurs expense according to the provisions of a Management Services Agreement between Lucid Diagnostics Inc. and PAVmed Inc. See Note 5, Due To PAVmed Inc. for further information regarding the working capital cash advances, payment of expenses on-behalf-of the Company by PAVmed Inc., and expenses incurred by the Company under the Management Services Agreement; and Note 4, Related Party Transactions, for further information regarding the Management Services Agreement.

The Company is subject to all of the risks and uncertainties typically faced by a medical device and diagnostic company devoting substantially all its efforts to the commercialization of its initial products and services and ongoing research and development activities and clinical trials. T he Company has incurred recurring losses and expects to experience recurring losses from operations, which raised substantial doubt about the Company’s ability to continue as a going concern within one year from the filing of this report. PAVmed Inc. has agreed to continue to fund the operations of Lucid Diagnostics Inc., as such funding is discussed above, for one year from the date of the issue of the Company’s (unaudited) condensed financial statements, as included in this Registration Statement on Form S-1. Based on the continued funding by PAVmed Inc. the substantial doubt is alleviated.

F-23

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards Updates

Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of the Lucid Diagnostics Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates in these consolidated financial statements include those related to the fair value of debt obligations and common stock purchase warrants. Additional significant estimates include the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making such judgements, assumptions, and accounting estimates, the actual financial statement results could differ materially from such accounting estimates and assumptions.

Segment Data

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. No revenue has been generated since inception, and all tangible assets are held in the United States.

Cash

The Company maintains its cash at a major financial institution with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits. The Company has not experienced a loss on deposits with commercial banks and financial institutions which exceed federally insured limits.

Offering Costs

Offering costs consist of certain legal, accounting, and other advisory fees incurred related to the Company’s efforts to raise debt and equity capital. Offering costs in connection with equity financing are recognized as either an offset against the financing proceeds to the extent the underlying security is equity classified or a current period expense to extent the underlying security is liability classified or for which the fair value option is elected. Offering costs, lender fees, and warrants issued in connection with debt financing, to the extent the fair value option is not elected, are recognized as debt discount, which reduces the reported carrying value of the debt, with the debt discount amortized as interest expense, generally over the contractual term of the debt agreement, to result in a constant rate of interest. Offering costs associated with in-process capital financing are accounted for as deferred offering costs. As of December 31, 2020 and 2019, the were no deferred offering costs.

Research and Development Expenses

Research and development expenses are recognized as incurred and include the salary and stock-based compensation of employees engaged in product research and development activities, and the costs related to the Company’s various contract research service providers, suppliers, engineering studies, supplies, and outsourced testing and consulting fees, as well as depreciation expense and rental costs for equipment used in research and development activities, and fees incurred for access to certain facilities of contract research service providers.

F-24

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards Updates - continued

Significant Accounting Policies - continued

Patent Costs and Purchased Patent License Rights

Patent related costs in connection with filing and prosecuting patent applications and patents filed by the Company are expensed as incurred and are included in the line item captioned “general and administrative expenses” in the accompanying consolidated statements of operations. Patent fee reimbursement expense incurred under the patent license agreement agreements are included in the line item captioned “research and development expenses” in the accompanying consolidated statements of operations.

The Company has entered into agreements with third parties to acquire technologies for potential commercial development. Such agreements generally require an initial payment by the Company when the contract is executed. The purchase of patent license rights for use in research and development activities, including product development, are expensed as incurred and are classified as research and development expense. Additionally, the Company may be obligated to make future royalty payments in the event the Company commercializes the technology and achieves a certain sales volume. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 730, “Research and Development”, (“ASC 730”), expenditures for research and development, including upfront licensing fees and milestone payments associated with products not yet been approved by the United States Food and Drug Administration (“FDA”), are charged to research and development expense as incurred. Future contract milestone and /or royalty payments will be recognized as expense when achievement of the milestone is determined to be probable and the amount of the corresponding milestone can be objectively estimated.

Stock-Based Compensation

Stock-based awards are made to members of the board of directors of the Company, the Company’s employees and non-employees, under each of the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (“Lucid Diagnostics Inc. 2018 Equity Plan”) and the PAVmed Inc. 2014 Long-Term Incentive Equity Plan (“PAVmed Inc. 2014 Equity Plan”).

In the year ended December 31, 2020, stock-based compensation is recognized in accordance with the provisions of FASB ASC Topic 718, Stock Compensation (“ASC 718”), as amended by FASB Accounting Standard Update (“ASU”) 2018-07 (“ASU 2018-07”). The provisions of ASU 2018-07 amended ASC 718 to align the accounting for stock-based awards granted to nonemployees with the requirements for accounting for stock-based awards to employees; and to supersede the previous guidance of FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). The adoption as of January 1, 2020 of the updated provisions of ASC 718, as amended by ASU 2018-07, had no effect on the Company’s consolidated financial statements.

In the year ended December 31, 2020, with respect to stock-based awards granted to the board of directors, employees, and non-employees, the Company recognizes stock-based compensation in accordance with the provisions of ASC 718, as amended by ASU 2018-07, wherein the grant-date estimated fair value of the stock-based award is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective stock-based award, with such straight-line recognition adjusted, as applicable, so the cumulative expense recognized is at-least equal-to-or-greater-than the estimated fair value of the vested portion of the respective stock-based award as of the reporting date.

In the previous year ended December 31, 2019, with respect to stock-based awards granted to the board of directors and employees, the Company recognized stock-based compensation in accordance with ASC 718, as described above; and with respect to non-employees, the Company recognized stock-based compensation in accordance with previous provisions of ASC 505-50, wherein, the expense of stock-based awards granted to non-employees was recognized on a vesting date basis by fixing the fair value of vested non-employee stock options as of their respective vesting date. The fair value of vested non-employee stock options was not subject-to further remeasurement at subsequent reporting dates. The estimated fair value of the unvested non-employee stock options was remeasured to then current fair value at each subsequent reporting date, until such time when the stock options vest, at which time the fair value is fixed, as noted above. The estimated fair value of stock-based awards granted to non-employees was recognized on a straight-line basis over the requisite service period, which was generally the vesting period of the respective non-employee stock-based award, with such straight-line recognition adjusted so the cumulative expense recognized was at-least equal-to-or-greater-than the estimated fair value of the vested portion of the respective stock-based award.

F-25

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards Updates - continued

Significant Accounting Policies - continued

Stock-Based Compensation - continued

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options granted under both the PAVmed Inc. 2014 Equity Plan and the Lucid Diagnostics Inc. 2018 Equity Plan, which requires the Company to make certain weighted-average valuation estimates and assumptions for stock-based awards, principally as follows:

●	The expected term of stock options represents the period of time stock options are expected to be outstanding, which is the expected term derived using the simplified method and, through December 31, 2019 for non-employees was the remaining contractual term (under the previous provisions of ASC 505-50);

●	With respect to the PAVmed Inc. 2014 Equity Plan, the expected stock price volatility is based on the historical stock price volatility of PAVmed Inc. common stock and the volatilities of similar entities within the medical device industry over the period commensurate with the expected term with respect to stock options granted to the board of directors and employees in the years ended December 31, 2020 and 2019; and for stock options granted to non-employees in the year ended December 31, 2019, the period of volatility was commensurate with the remaining contractual term of the respective stock option (under the previous provisions ASC 505-50).

●	With respect to stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan, the expected stock price volatility was based on the historical stock price volatility of similar entities within the medical device industry over the period commensurate with the expected term with respect to stock options granted to employees in the year ended December 31, 2019; and for stock options granted to non-employees in the year ended December 31, 2019, the period of volatility was commensurate with the remaining contractual term of the respective stock option (under the previous provisions ASC 505-50). There were no stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan in the year ended December 31, 2020;

●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period commensurate with either the expected term or the remaining contractual term, as applicable, of the stock option; and,

●	The expected dividend yield is based on annual dividends of $0.00 as there have not been dividends paid to-date, and there is no plan to pay dividends for the foreseeable future.

The price per share of PAVmed Inc. common stock used in the computation of estimated fair value of stock options granted under the PAVmed Inc. 2014 Equity Plan is its quoted closing price per share. The price per share of Lucid Diagnostics Inc. common stock used in the computation of estimated fair value of stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan was estimated using a discounted cash flow method applied to a multi-year forecast of its future cash flows.

F-26

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards Updates - continued

Significant Accounting Policies - continued

Financial Instruments Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, (ASC 820) defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a transaction measurement date. The ASC 820 three-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies, as follows:

Level 1	Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3	Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company evaluates its financial instruments to determine if those instruments or any embedded components of those instruments potentially qualify as derivatives required to be separately accounted for in accordance with FASB ASC Topic 815, Derivatives and Hedging (ASC 815). The accounting for warrants issued to purchase shares of common stock of the Company is based on the specific terms of the respective warrant agreement, and are generally classified as equity, but may be classified as a derivative liability if the warrant agreement provides required or potential full or partial cash settlement. A warrant classified as a derivative liability, or a bifurcated embedded conversion or settlement option classified as a derivative liability, is initially measured at its issue-date fair value, with such fair value subsequently adjusted at each reporting period, with the resulting fair value adjustment recognized as other income or expense. If upon the occurrence of an event resulting in the warrant liability or the embedded derivative liability being subsequently classified as equity, or the exercise of the warrant or the conversion option, the fair value of the derivative liability will be adjusted on such date-of-occurrence, with such date-of-occurrence fair value adjustment recognized as other income or expense, and then the derivative liability will be derecognized at such date-of-occurrence fair value.

The recurring and non-recurring estimated fair value measurements are subjective and are affected by changes in inputs to the valuation models, including the Company’s common stock price, and certain Level 3 inputs, including, the assumptions regarding the estimated volatility in the value of the Company’s common stock price; the Company’s dividend yield; the likelihood and timing of future dilutive transactions, as applicable, along with the risk-free rates based on U.S. Treasury security yields. Changes in these assumptions can materially affect the estimated fair values.

As of December 31, 2020, and December 31, 2019, the carrying values of cash, and accounts payable, approximate their respective fair value due to the short-term nature of these financial instruments.

F-27

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards - continued

Significant Accounting Policies - continued

Income Taxes

The Company accounts for income taxes using the asset and liability method, as required by FASB ASC Topic 740, Income Taxes, (ASC 740). Current tax liabilities or receivables are recognized for estimated income tax payable and/or refundable for the current year. Deferred tax assets and deferred tax liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, along with net operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred tax assets and deferred tax liabilities are recorded in the provision for income taxes.

Under ASC 740, a “more-likely-than-not” criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-not, the full or partial amount of the net deferred tax asset will not be realized. As a result of the evaluation of the positive and negative evidence bearing upon the estimated realizability of net deferred tax assets, and based on a history of operating losses, it is more-likely-than-not the deferred tax assets will not be realized, and therefore a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, has been recognized as a charge to income tax expense as of December 31, 2020 and 2019.

The Company recognizes the benefit of an uncertain tax position it has taken or expects to take on its income tax return if such a position is more-likely-than-not to be sustained upon examination by the taxing authorities, with the tax benefit recognized being the largest amount having a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2020, the Company does not have any unrecognized tax benefits resulting from uncertain tax positions.

The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. There were no amounts accrued for penalties or interest as of December 31, 2020 and December 31, 2019 or recognized during the years ended December 31, 2020 and 2019. The Company is not aware of any issues under review to potentially result in significant payments, accruals, or material deviations from its position.

Lucid Diagnostics Inc. is included in the consolidated tax returns of PAVmed Inc and Subsidiaries. Notwithstanding, the Lucid Diagnostics Inc. stand-alone legal entity estimated income tax provision was computed on an assumed separate income tax return, wherein, the estimated income tax provision of Lucid Diagnostics Inc. is computed as if its income tax returns were filed by Lucid Diagnostics Inc. on a stand-alone legal entity basis. Notwithstanding the absence of a formal tax sharing agreement between PAVmed Inc. and Lucid Diagnostics Inc., the Lucid Diagnostics Inc. stand-alone legal entity current tax expense and /or tax refund, if any, would be settled with PAVmed Inc. (as opposed with the respective tax authority). The deferred tax asset and /or deferred tax liability; a valuation allowance on the deferred tax asset, net; and /or an uncertain tax position, if any; each as discussed above, is determined based on Lucid Diagnostics Inc. stand-alone legal entity assumed filing of separate income tax returns.

F-28

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards - continued

Significant Accounting Policies - continued

Net Loss Per Share

The net loss per share is computed by dividing each of the respective net loss by the number of “basic weighted average common shares outstanding” and diluted weighted average shares outstanding” for the reporting period indicated. The basic weighted-average shares common shares outstanding are computed on a weighted average based on the number of days the shares of common stock of the Company are issued and outstanding during the respective reporting period indicated. The diluted weighted average common shares outstanding are the sum of the basic weighted-average common shares outstanding plus the number of common stock equivalents’ incremental shares on an if-converted basis, computed using the treasury stock method, computed on a weighted average based on the number of days the incremental shares would potentially be issued and outstanding during the periods indicated, if dilutive. The Company’s common stock equivalents include convertible preferred stock, common stock purchase warrants, unit purchase options, and stock options.

Notwithstanding, as the Company has a net loss for each reporting period presented, only the basic weighted average common shares outstanding are used to compute the basic and diluted net loss per share attributable to PAVmed Inc. and the basic and diluted net loss per share attributable to PAVmed Inc. common stockholders, for each reporting period presented.

The Series B Convertible Preferred Stock dividends earned as of the each of the respective periods are included in the calculation of basic and diluted net loss attributable to PAVmed Inc. common stockholders for each respective period presented. Further, the Series B Convertible Preferred Stock has the right to receive common stock dividends. As such, the Series B Convertible Preferred Stock would potentially be considered participating securities under the two-class method of calculating net loss per share. However, the Company has incurred net losses to-date, and as such holders are not contractually obligated to share in the losses, there is no impact on the Company’s net loss per share calculation for the periods presented.

JOBS Act EGC Accounting Election

As noted above, PAVmed Inc., which holds a majority-interest ownership and has a controlling financial interest in the Company, is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued after the enactment of the JOBS Act until such time as those standards apply to private companies. In this regard, PAVmed Inc., and therefore Lucid Diagnostics Inc., as its majority-owned subsidiary, has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies who are not an EGC.

Recent Accounting Standards Updates

As noted herein above, as of January 1, 2020, the Company adopted the amended guidance of ASC 718 with respect to stock-based awards granted to non-employees, as amended by ASU 2018-07, which aligned the accounting for stock-based payments to nonemployees for goods and services with the requirements for accounting for stock-based awards to employees under ASC 718. In this regard, ASU 2018-07 provides for stock-based payments to non-employees to be measured at the grant date fair value of the equity instruments to be provided to the nonemployee when the goods or services have been delivered. Prior to the ASU 2018-07 amendment, nonemployee stock-based payments were accounted for under the superseded provisions of ASC 505-50. The adoption of such amended guidance did not have an effect on the Company’s financial statements.

As of January 1, 2020, the Company adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurement. The adoption of ASU 2018-13 did not have an effect on the Company’s financial statements.

F-29

Note 2 — Summary of Significant Accounting Policies and Recent Accounting Standards Updates - continued

Significant Accounting Policies - continued

Recent Accounting Standards Updates - continued

As of January 1, 2020, the Company adopted the guidance of ASU 2017-11, issued by the FASB in July 2017, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) - Part I - Accounting for Certain Financial Instruments with Down-Round Features, and Part II - Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Principally, ASU 2017-11 amendments simplify the accounting for certain financial instruments with down-round features. The amendments require companies to disregard the down-round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share data will adjust their basic earnings per share calculation for the effect of the down-round feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down-round feature) and will also recognize the effect of the trigger within equity. Additionally, ASU 2017-11 also addresses “navigational concerns” within the FASB ASC related to an indefinite deferral available to private companies with mandatorily redeemable financial instruments and certain noncontrolling interests, which has resulted in the existence of significant “pending content” in the ASC. The FASB decided to reclassify the indefinite deferral as a scope exception, which does not have an accounting effect. The guidance of ASU 2017-11 is effective for public business entities, as defined in the ASC Master Glossary, for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. With respect to all other entities, including the Company under its JOBS Act EGC Accounting Election, as discussed above, the guidance of ASU 2017-11 was effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The adoption of the ASU 2017-11 guidance as of January 1, 2020 did not have an effect on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU 2020-06 amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company’s adoption of the ASU 2020-06 guidance as of January 1, 2021 is not expected to have an effect on the Company’s financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes: Simplifying the Accounting for Income Taxes”, (“ASU 2019-12”). The guidance of ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation, and calculating income taxes in interim periods, and adds revised guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. Adoption of the guidance of ASU 2019-12 is required for annual and interim financial statements beginning after December 15, 2020. The Company’s adoption of the ASU 2019-12 guidance as of January 1, 2021 is not expected to have an effect on the Company’s financial statements.

FASB ASC Topic 842, Leases, (“ASC 842”) (ASU No. 2016-02, Leases, February-2016 - “ASU 2016-02”) which established a right-of-use (“ROU”) model requiring a lessee to recognize a ROU asset and a lease liability for all leases with terms greater-than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The ASC 842 effective date for the Company is December 31, 2022 for its annual financial statements, and for interim quarterly financial statements commencing March 31, 2023.

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Note 3 — Agreements Related to Acquired Intellectual Property Rights

Patent License Agreement – Case Western Reserve University

Overview

On May 12, 2018, Lucid Diagnostics Inc. entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”. The CWRU License Agreement provides for the exclusive worldwide license of the intellectual property rights for the proprietary technologies of two distinct technology components - the “EsoCheck Cell Collection Device” referred to as the “EsoCheck®”; and a panel of proprietary methylated DNA biomarkers, a laboratory developed test (“LDT”), referred to as “EsoGuard®”; and together are collectively referred to as the “EsoGuard Technology”.

The CWRU License Agreement license fee was $273,553, of which $50,000 has been paid. The remaining balance of the license fee is to be paid in quarterly installments of $50,000, until the license fee is paid-in-full, provided, however, the commencement of the quarterly payments is subject to Lucid Diagnostics Inc. consummation of a bona fide financing with an unrelated third-party in excess of $500,000.

The CWRU License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights granted by the FDA or other U.S. government agency, whichever comes later.

Milestones

The CWRU License Agreement requires Lucid Diagnostics Inc. to achieve certain milestones with respect to regulatory filings and clearances and commercialization of products and services. In this regard, in 2019, the Company recognized a $75,000 research and development expense in connection with a regulatory clearance milestone, which was paid in 2019. The CWRU License Agreement was amended to: change the achievement date of commercialization milestone from November 2020 to August 2021; to eliminate the payment with respect to the commercialization milestone; and to add a non-refundable payment to CWRU in consideration for such changes to the commercialization milestone (“CWRU License Agreement Amendment Fee”). In connection with such CWRU License Agreement Amendment, the Company recognized $100,000 of general and administrative expense, with such expense included in accrued expenses as of December 31, 2020, and paid-in-full in February 2021.

If Lucid Diagnostics Inc. does not meet the remaining commercialization and regulatory clearance milestones listed in the CWRU License Agreement, then CWRU has the right, in its sole discretion, to require PAVmed Inc. to transfer to CWRU 80% of the shares of common stock of Lucid Diagnostics Inc. then held by PAVmed Inc.

Royalty Payments

Under the CWRU License Agreement, Lucid Diagnostics Inc. is required to pay a minimum annual royalty of a percentage of recognized net sales revenue resulting from the commercialization of the products and /or services developed using the CWRU License Agreement intellectual property, with the minimum amount of royalty payments based on net sales of such products and services, if any, with the contingent royalty payments to be recognized in the period in which such payment obligations are incurred. There have not been such royalty payments incurred as of and for the year ended December 31, 2020 and 2019.

Reimbursement of Patent Fees

Additionally, under the CWRU License Agreement, Lucid Diagnostics Inc. is responsible for reimbursement of certain CWRU billed patent fees, as discussed herein below in Note 4, Related Party Transactions.

Physician Inventors - Intellectual Property - CWRU License Agreement

Lucid Diagnostics Inc. entered into consulting agreements with each of the three physician inventors of the intellectual property licensed under the CWRU License Agreement (“Physician Inventors”), with each such consulting agreement providing for compensation on a contractual rate per hour for consulting services provided, and an expiration date of May 12, 2024, upon the agreements’ renewal effective May 12, 2021. Additionally, each of the Physician Inventors have been granted stock options and restricted stock awards under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan; and stock options under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan.

See Note 4, Related Party Transactions, with respect to consulting fee expense and stock based compensation expense recognized with respect to the Physician Inventors consulting agreements and stock options and restricted awards discussed above; and Note 9, Stock-Based Compensation, for information regarding each of the “Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan” and the separate “PAVmed Inc. 2014 Long-Term Incentive Equity Plan”.

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Note 4 — Related Party Transactions

Case Western Reserve University and Physician Inventors - Intellectual Property - CWRU License Agreement

Case Western Reserve University (“CWRU”) and each of the three physician inventors of the intellectual property licensed under the CWRU License Agreement (“Physician Inventors”) each hold equity ownership minority interests in Lucid Diagnostics Inc. The expenses incurred with respect to the CWRU License Agreement and the three Physician Inventors for the periods indicated are summarized as follows:

	For the year ended December 31,
	2020	2019
CWRU License Agreement – reimbursement of patent legal fees	$250,422	$200,437
CWRU License Agreement Amendment Fee	100,000	75,000
EsoCheck devices provided to CWRU	14,941	—
Fees - Physician Inventors consulting agreements	83,000	110,160
Stock-based compensation expense - Physician Inventors - stock options	23,000	56,865
Total expenses incurred with respect to CWRU and Physician Inventors	$471,363	$442,462

The total expense incurred with respect to CWRU and the Physician Inventors for the periods indicated, as presented in the table above, were classified in research and development expenses in the accompanying statement of operations.

See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the CWRU License Agreement and the consulting agreements with and the stock-based equity awards granted to the Physician Inventors; and Note 9, Stock-Based Compensation, for information regarding each of the “Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan” and the separate “PAVmed Inc. 2014 Long-Term Incentive Equity Plan”.

PAVmed Inc. - Management Services Agreement

The daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which Lucid Diagnostics Inc. incurs expense according to the provisions of a Management Services Agreement (“MSA”) between Lucid Diagnostics Inc. and PAVmed Inc. The MSA does not have a termination date, but may be terminated by the Lucid Diagnostics Inc. board of directors. The MSA fee is charged on a quarterly basis and is periodically adjusted corresponding with changes in the number of PAVmed Inc. employees providing services to Lucid Diagnostics Inc., with the change in the MSA fee approved by each of the Lucid Diagnostics Inc. and PAVmed Inc. board of directors.

Lucid Diagnostics Inc. recognized total MSA fees of $1,680,000 and $870,000 in the year ended December 31, 2020 and 2019, respectively, with such full-year amount the sum of the quarterly MSA fee as follows:

	General &	Research &
MSA Fees - 2020 - Three Months Ended:	Administrative	Development	Total
- March 31, 2020	$162,000	$108,000	$270,000
- June 30, 2020	175,500	94,500	270,000
- September 30, 2020	393,300	176,700	570,000
- December 31, 2020	410,400	159,600	570,000
Total - Year Ended December 31, 2020	$1,141,200	$538,800	$1,680,000

	General &	Research &
MSA Fees - 2019 - Three Months Ended:	Administrative	Development	Total
- March 31, 2019	$15,600	$104,400	$120,000
- June 30, 2019	29,400	180,600	210,000
- September 30, 2019	37,800	232,200	270,000
- December 31, 2019	40,500	229,500	270,000
Total - Year Ended December 31, 2019	$123,300	$746,700	$870,000

The classification of the MSA fee between general and administrative expense and research and development expense was based on an allocation using the relative percentage of the quarterly salary of PAVmed Inc. employees, as such salary expense is classified by PAVmed Inc. In this regard, PAVmed Inc. classifies employee salary expense as general and administrative, except for those employees who are engaged in product and services development and design and clinical trials activities, for which such employee salary is classified as research and development expense.

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Note 5 — Due To PAVmed Inc.

Lucid Diagnostics Inc. has principally financed its operations through each of working capital cash advances from PAVmed Inc. and the periodic payment of certain operating expenses by PAVmed Inc. on-behalf-of Lucid Diagnostics Inc. (with such periodic payments captioned herein as “PAVmed Inc. OBO Payments”). Additionally, the daily operations of Lucid Diagnostics Inc. are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Management Services Agreement (MSA) between the Company and PAVmed Inc. See Note 4, Related Party Transactions, for further information regarding the MSA.

The Due To: PAVmed Inc. for the periods indicated is summarized as follows:

	Working Capital Cash	PAVmed Inc OBO	MSA
	Advances	Payments	Fees	Total
Balance - December 31, 2019	$2,621,500	$1,678,927	$1,020,000	$5,320,427
Year-ending December 31, 2020	5,578,500	682,508	1,680,000	7,941,008
Balance - December 31, 2020	$8,200,000	$2,361,435	$2,700,000	$13,261,435

Balance - December 31, 2018	$121,500	$88,928	$150,000	$360,428
Year-ending December 31, 2019	2,500,000	1,589,999	870,000	4,959,999
Balance - December 31, 2019	$2,621,500	$1,678,927	$1,020,000	$5,320,427

Subsequent to December 31, 2020, as of June 1, 2021, the Lucid Diagnostics Inc. Due To: PAVmed Inc. was an aggregate of $22,400,000, comprised of: $15,938,910 of working capital cash advances; $2,411,090 of PAVmed Inc. OBO Payments; and $4,050,000 of MSA Fees. The $22.4 million aggregate amount Due To: PAVmed Inc. was replaced by the issue of a Senior Unsecured Promissory Note, as discussed below.

Subsequent to December 31, 2020, as noted above, Lucid Diagnostics Inc. issued to PAVmed Inc. a Senior Unsecured Promissory Note, dated June 1, 2021, with a face value principal of $22,400,000, an annual interest rate of 7.875%, and a maturity date of May 18, 2028. The Senior Unsecured Promissory Note replaces the $22.4 million aggregate amount of the Due To: PAVmed Inc. outstanding and payable as of June 1, 2021, as such amount is discussed above. The Senior Unsecured Promissory Note provides for the partial or full repayment of the face value principal and accrued but not paid interest thereon by the issue of shares of Lucid Diagnostics Inc. common stock, at a conversion price of $2.00 per share of such common stock, with such conversion at the election of PAVmed Inc.

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Note 6 — Prepaid Expenses, Deposits and Other Current and Non-Current Assets

Prepaid expenses and other current assets for the periods indicated consisted of the following:

	December 31, 2020	December 31, 2019
Advanced payments to service providers and suppliers Deposits	311,041	116,404
Deposits	183,832	118,092
EsoCheck cell collection supplies	778,811	—
EsoGuard mailer supplies	54,940	—
Total prepaid expenses, deposits and other current assets	$1,328,624	$234,496

Non-Current Assets

The Company entered into an agreement with a clinical research organization (“CRO”) in connection with EsoGuard clinical trials (the “EsoGuard CRO Agreement”). The term of the EsoGuard CRO Agreement is from the September 2019 effective date to the conclusion of the respective clinical trials, but not to exceed 60 months from the effective date of the EsoGuard® CRO Agreement. The CRO agreement may be cancelled with sixty days written notice, without an early termination fee. The Company incurred an on-account deposit of $755,000 and $643,000 as of December 31, 2020 and 2019, respectively, of which $643,000 had been paid as of December 31, 2020, (with the remaining $112,000 paid subsequent to December 31, 2020 in March 2021), with such deposit classified as a non-current asset in the line item captioned “Other assets” on the accompanying balance sheet as of December 31, 2020 and 2019.

Note 7 — Accrued Expenses and Other Current Liabilities

Accrued expenses and Other Current Liabilities for the periods indicated consisted of the following:

	December 31, 2020	December 31, 2019
CWRU License Agreement fee	222,553	222,553
CWRU License Agreement Amendment fee	100,000	—
Operating expenses	49,538	1,125
EsoCheck supplies	22,118	—
Total accrued expenses and other current liabilities	$394,209	$223,678

See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the CWRU License Agreement.

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Note 8 — Commitment and Contingencies

Guaranty Agreement - PAVmed Inc. Senior Convertible Notes

Lucid Diagnostics Inc. was a party to a Security and Pledge Agreement, a Guaranty Agreement, and an Intellectual Property Security Agreement, (collectively the “Security Documents”), with respect to the issue by PAVmed Inc. of senior convertible notes, pursuant to which, among other things, the PAVmed Inc. obligations under certain of the senior convertible notes were guaranteed by Lucid Diagnostics Inc. The Security Documents had granted the lender’s Collateral Agent (as defined in the Security and Pledge Agreement) a security interest in all of the Lucid Diagnostics Inc. personal property to secure the PAVmed Inc. obligations under the Senior Convertible Notes. “. A portion of the proceeds from each of the Senior Convertible Notes were used to fund working capital cash advances from PAVmed Inc. to Lucid Diagnostics Inc.

Notwithstanding, all of the senior convertible notes issued by PAVmed Inc. were repaid-in-full during the three months ended March 31, 2021, and, accordingly, the related liens and guaranty agreements were terminated as of the respective repayment dates during such period.

Legal Proceedings

In the ordinary course of our business, particularly as it begins commercialization of its products, the Company may be subject to certain other legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. Except as otherwise noted herein, the Company does not believe it is currently a party to any other pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows.

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Note 9 — Stock-Based Compensation

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan

The Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (“Lucid Diagnostics Inc. 2018 Equity Plan”) is separate and apart from the PAVmed Inc. 2014 Long-Term Incentive Equity Plan (as such equity plan discussed below). The Lucid Diagnostics Inc. 2018 Equity Plan is designed to enable Lucid Diagnostics Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity to acquire shares of common stock of Lucid Diagnostics Inc. The types of awards that may be granted under the Lucid Diagnostics Inc. 2018 Equity Plan include stock options, stock appreciation rights, restricted stock awards, and other stock-based awards subject to limitations under applicable law. The Lucid 2018 Equity Plan grants are subject-to approval of the Lucid Diagnostics Inc. board of directors.

A total of 4,000,000 shares of common stock of Lucid Diagnostics Inc. are reserved for issuance under the Lucid Diagnostics Inc. 2018 Equity Plan, with 3,305,000 shares available for grant as of December 31, 2020, exclusive of 300,000 Lucid Diagnostics Inc. stock options previously granted outside the Lucid Diagnostics Inc. 2018 Equity Plan.

Lucid Diagnostics Inc. 2018 Equity Plan - Stock Options

Stock options issued and outstanding under the Lucid Diagnostics Inc. 2018 Equity Plan for the period noted is as follows:

	Number Stock Options	Weighted Average Exercise Price	Remaining Contractual Term (Years)
Outstanding stock options at December 31, 2018	375,000	$0.60	9.4
Granted	620,000	$1.02
Exercised	—	$—
Forfeited	—	$—
Outstanding stock options at December 31, 2019	995,000	$0.86	9.0
Granted	—	$—
Exercised	(3,333)	$1.50
Forfeited	—	$—
Outstanding stock options at December 31, 2020	991,667	$0.86	8.0
Vested and exercisable stock options at December 31, 2020	772,491	$0.83	7.9

(1)	Stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan, have a ten-year contractual term from date of grant, and vest ratably over twelve successive calendar quarters, with first vesting date in the quarter of the date of grant.

During the year ended December 31, 2020, 3,333 stock options issued under the Lucid Diagnostics Inc. 2018 Equity Plan were exercised for cash proceeds of $5,000, resulting in the issue of the same number of shares of common stock of Lucid Diagnostics Inc.

Lucid Diagnostics Inc. 2018 Equity Plan - Restricted Stock Awards

Subsequent to December 31, 2020, an aggregate of 1,105,000 restricted stock awards were granted under the Lucid Diagnostics Inc. 2018 Equity Plan, including: on March 1, 2021, at total of 1,040,000 restricted stock options were granted with a single vesting date of March 1, 2023; on April 16, 2021, 5,000 restricted stock options were granted with a single vesting date of April 16, 2023; and, on April 21, 2021, 60,000 restricted stock options were granted with a single vesting date of April 21, 2023. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

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Note 9 — Stock-Based Compensation - continued

PAVmed Inc. 2014 Long-Term Incentive Equity Plan

The PAVmed Inc. 2014 Long-Term Incentive Equity Plan (the “PAVmed Inc. 2014 Equity Plan”), is designed to enable the PAVmed Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity to acquire a proprietary interest in PAVmed Inc. The PAVmed Inc. 2014 Equity Plan is designed to enable the PAVmed Inc. to offer employees, officers, directors, and consultants, as defined, an opportunity Equity Plan grants are subject-to approval of the PAVmed Inc. board of directors compensation committee. The PAVmed Inc. 2014 Equity Plan is separate from the Lucid Diagnostics Inc. 2018 Equity Plan discussed above.

Under each of their respective (initial) consulting agreements with Lucid Diagnostics Inc., the three physician inventors of the intellectual property underlying the CWRU License Agreement (“Physician Inventors”), were each granted 25,000 stock options under the PAVmed Inc. 2014 Equity Plan, with a grant date of May 12, 2018, an exercise price of $1.59 per share of common stock of PAVmed Inc., vesting ratably on a quarterly basis commencing June 30, 2018 and ending March 31, 2021, and a contractual period of ten years from the date of grant. As of December 31, 2020, 68,750 of such stock options are vested and exercisable. Subsequent to December 31, 2020, each of the Physician Inventors were granted 50,000 stock options under the PAVmed Inc. 2014 Equity Plan, with a grant date of June 21, 2021, an exercise price of $6.41 per share of common stock of PAVmed Inc., vesting ratably on a quarterly basis commencing June 30, 2021 and ending March 31, 2024, and a contractual period of ten years from the date of grant. See Note 3, Agreements Related to Acquired Intellectual Property Rights - Patent License Agreement - CWRU, for a discussion of the “CWRU License Agreement” and the consulting agreements between the Lucid Diagnostics Inc. and each of the three physician inventors.

Stock-Based Compensation Expense

The stock-based compensation expense recognized by the Company for both the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, and with respect to stock options for the periods indicated, was as follows:

	Year Ended
	December 31,
	2020	2019
Lucid Diagnostics Inc 2018 Equity Plan – research and development expenses	$52,458	$158,123
PAVmed Inc 2014 Equity Plan - research and development expenses	13,000	15,822
Stock-Based Compensation expense – Total	$65,458	$173,945

The stock-based compensation expense, as presented above, is inclusive of stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan to employees of PAVmed Inc. and to non-employee consultants, with each providing services to Lucid Diagnostics Inc.; and stock options granted under the PAVmed Inc. 2014 Equity Plan to non-employee consultants providing services to Lucid Diagnostics Inc.

As of December 31, 2020, unrecognized stock-based compensation expense and weighted average remaining requisite service period with respect to stock options granted under each of the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, as discussed above, is as follows:

	Unrecognized Expense	Weighted Average Remaining Service Period
Lucid Diagnostics Inc. 2018 Equity Plan
Stock Options	$49,001	0.83 years
PAVmed Inc. 2014 Equity Plan
Stock Options	$3,250	0.25 years

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Note 9 — Stock-Based Compensation - continued

Stock-Based Compensation Expense - continued

Lucid Diagnostics Inc. Recognized Stock-Based Compensation Expense - Lucid Diagnostics Inc 2018 Equity Plan

There were no stock-based awards granted under the Lucid Diagnostics Inc 2018 Equity Plan during the year ended December 31, 2020. In the previous year ended December 31, 2019, stock-based compensation expense recognized by Lucid Diagnostics Inc. with respect to stock options granted to non-employees under the Lucid Diagnostics Inc. 2018 Equity Plan, as such stock options are discussed above, was based on a weighted average fair value of $0.32 per share of Lucid Diagnostics Inc. common stock, calculated using the Black-Scholes valuation model, with an expected term of 5.8 years, expected Lucid Diagnostics Inc. stock price volatility of 63%, a risk-free interest rate of 2.1%, and, an expected Lucid Diagnostics Inc. common stock dividend yield of 0%.

Stock-based compensation expense recognized with respect to stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan to non-employees in the year ended December 31, 2019, which was recognized under the previous provisions of ASC 505-50, was based on a weighted average estimated fair value of such stock options of $0.29 per share, calculated using Black-Scholes valuation model weighted-average assumptions of a 8.8 year contractual term, a 57% expected stock price volatility, a 2.1% risk free interest rate, and a 0% expected dividend rate.

Lucid Diagnostics Inc. Recognized Stock-Based Compensation Expense - PAVmed Inc 2014 Equity Plan

Stock-based compensation expense recognized by Lucid Diagnostics Inc. with respect to stock options granted to non-employees under the PAVmed Inc. 2014 Equity Plan, as such stock options are discussed above, was based on a weighted average fair value of $0.59 per share of PAVmed Inc. common stock during the year ended December 31, 2020, calculated using the Black-Scholes valuation model, with an expected term of 4.3 years, expected PAVmed Inc. stock price volatility of 63%, a risk-free interest rate of 1.7%, and, an expected PAVmed Inc. common stock dividend yield of 0%.

Stock-based compensation expense recognized by Lucid Diagnostics Inc. with respect to stock options granted under the PAVmed Inc. 2014 Equity Plan to non-employees in the prior year ended December 31, 2019, as such stock options are discussed above, was recognized under the previous provisions of ASC 505-50, and was based on a weighted average estimated fair value of such stock options of $0.66 per share, calculated using Black-Scholes valuation model weighted-average assumptions of an 8.7 year contractual term, a 59% expected stock price volatility, a 2.2% risk free interest rate, and, an expected PAVmed Inc. common stock dividend yield of 0%.

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Note 10 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20 million shares of its preferred stock, par value of $0.001 per share, with such designation, rights, and preferences as may be determined from time-to-time by the Company’s board of directors. There were no shares of preferred stock issued and outstanding as of December 31, 2020 and 2019.

Common Stock

The Company is authorized to issue up to 50.0 million shares of common stock, par value of $0.001 per share.

As of December 31, 2020 and 2019, there were 10,003,333 and 10,000,000 shares of common stock of Lucid Diagnostics Inc. issued and outstanding, respectively. PAVmed Inc. holds 8,187,499 shares of the common stock of Lucid Diagnostics Inc., as of December 31, 2020 and 2019, representing a majority equity ownership interest of 81.85% and 81.875%, respectively, and has a controlling financial interest. The minority equity ownership interest of the Lucid Diagnostics Inc. common stock includes: 943,464 shares held by CWRU, 289,679 shares held by each of the three individual physician inventors of the intellectual property underlying the CWRU License Agreement (as such license agreement is discussed in Note 3, Agreements Related to Acquired Intellectual Property Rights), as of December 31, 2020 and 2019; and 3,333 shares held by an unrelated third-party consultant as of December 31, 2020, upon the exercise for cash at $1.50 per share of a corresponding number of stock options issued under the Lucid Diagnostics Inc. 2018 Equity Plan in January 2020 (as such equity plan is discussed in Note 9, Stock-Based Compensation).

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Note 11 — Income Taxes

Income tax (benefit) expense for respective periods noted is as follows:

	Year Ended December 31,
	2020	2019
Current
Federal, State and Local	$—	$—
Deferred
Federal	(1,446,801)	(749,398)
State and Local	(1,389,059)	(850,733)
	(2,835,861)	(1,600,131)
Less: Valuation allowance reserve	2,835,861	1,600,131
	$—	$—

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the respective period noted is as follows:

	Year Ended December 31,
	2020	2019

U.S. federal statutory rate	21.0%	21.0%
U.S. state and local income taxes, net of federal benefit	13.6%	14.2%
Permanent differences	—%	—
Other	—%	1.0%
Valuation allowance	(34.6)%	(36.2)%
Effective tax rate	—%	—%

The tax effects of temporary differences which give rise to the net deferred tax assets for the respective period noted is as follows:

	Year Ended December 31,
	2020	2019
Deferred Tax Assets
Net operating loss	$4,686,647	$1,872,227
Stock-based compensation expense	101,358	79,977
Research and development tax credit carryforwards	14,790	14,790
Deferred tax assets	$4,802,795	$1,966,934

Deferred Tax Liabilities
Depreciation	—	—
Deferred Tax Liabilities	$—	$—

Deferred tax assets, net of deferred tax liabilities	4,802,795	1,966,994
Less: valuation allowance	(4,802,795)	(1,966,994)
Deferred tax assets, net after valuation allowance	$—	$—

Deferred tax assets and deferred tax liabilities resulting from temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of the change in the tax rate is recognized as income or expense in the period the change in tax rate is enacted.

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Note 11 — Income Taxes - continued

As required by FASB ASC Topic 740, Income Taxes, (“ASC 740), a “more-likely-than-not” criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-not, the full or partial amount of the net deferred tax asset will not be realized. Accordingly, the Company evaluated the positive and negative evidence bearing upon the estimated realizability of the net deferred tax assets, and based on the Company’s history of operating losses, concluded it is more-likely-than-not the deferred tax assets will not be realized, and therefore recognized a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, as of December 31, 2020 and 2019.

Lucid Diagnostics Inc has federal and state net operating loss (“NOL”) carryforwards, available to reduce future taxable income, if any, as of December 31, 2020 and 2019, as follows: federal NOL carryforward of approximately $13,531,000 and $5,318,000, respectively, with such federal NOL carryforward not having a statutory expiration date; and state NOL carryforward of approximately $27,062,000 and $10,636,000, respectively, with such state NOL carryforward having statutory expiration dates commencing in 2035. The Company has not yet conducted a formal analysis and the NOL carryforward may be subject-to limitation under U.S. Internal Revenue Code (“IRC”) Section 382 (provided there was a greater than 50% ownership change, as computed under such IRC Section 382). The Company has research and development (“R&D”) tax credit carryforward of approximately $15,000 as of December 31, 2020 which are available to reduce future tax expense, if any, and have statutory expiration dates commencing in 2035.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the pandemic resulting from the outbreak of a novel strain of a coronavirus designated as the “Severe Acute Respiratory Syndrome Coronavirus 2” - or “SARS-CoV-2”. The pandemic resulting from SARS-CoV-2 is commonly referred to by its resulting illness of “COVID-19” (“coronavirus disease-2019”) and is referred to herein as the COVID-19 pandemic.

Among other provisions, the CARES Act increases the limitation on the allowed business interest expense deduction from 30 percent to 50 percent of adjusted taxable income for tax years beginning January 1, 2019 and 2020 and allows businesses to immediately expense the full cost of Qualified Improvement Property, retroactive to tax years beginning on or after January 1, 2018. Additionally, the CARES Act permits net operating loss carryovers (“NOLs”) and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. While the Company is currently evaluating the impact of these CARES Act provisions, it is not expected, at this time, to have a material impact on the income tax provision.

The Company files income tax returns in the United States in federal and applicable state and local jurisdictions. The Company’s tax filings for the years 2018 and thereafter each remain subject to examination by taxing authorities. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. The Company has not recognized any penalties or interest related to its income tax provision.

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Note 12 — Loss Per Share

The “Net loss per share basic and diluted” for the respective periods indicated - is as follows:

	Year Ended December 31,
	2020	2019
Numerator
Net loss	$(8,279,517)	$(4,420,544)

Denominator
Weighted average common shares outstanding, basic and diluted(2)	10,003,142	10,000,000

Loss per share
Net loss per share - basic and diluted	$(0.83)	$(0.44)

Basic weighted-average number of shares of common stock outstanding for the year ended December 31, 2020 and 2019 include the shares of the Company issued and outstanding during such periods, each on a weighted average basis. The basic weighted average number of shares common stock outstanding excludes common stock equivalent incremental shares, while diluted weighted average number of shares outstanding includes such incremental shares. However, as the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive. In this regard, a total of 991,667 and 995,000 stock options, as granted under the Lucid Diagnostics Inc. 2018 Equity Plan, were outstanding as of December 31, 2020 and 2019, respectively, have been excluded from the computation of diluted weighted average shares outstanding as their inclusion would be anti-dilutive.

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[●] Shares

LUCID DIAGNOSTICS INC.

Common Stock

PRELIMINARY PROSPECTUS

[●]

[●], 2021

Until [●], 2021 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount) will be as follows:

SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Accounting fees and expenses	$	[●]
Printing and engraving expenses	$	[●]
Legal fees and expenses	$	[●]
Nasdaq listing fees	$	[●]
Federal taxes, and state taxes and fees	$	[●]
Transfer agent fees	$	[●]
Miscellaneous(1)	$	[●]
Total	$	[●]

(1)	This amount represents additional expenses that may be incurred by the registrant in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and by-laws will provide that all of our directors and officers shall be entitled to be indemnified by us to the fullest extent permitted by law. Our amended and restated by-laws will further provide that we will indemnify any other person whom we have the power to indemnify under section 145 of the Delaware General Corporation Law. In addition, we intend to enter into customary indemnification agreements with each of our directors and officers.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

“(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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“(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

“(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

“(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

“(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

“(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

“(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

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“(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

“(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

“(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Paragraph B of Article Eighth of our certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, Lucid Diagnostics has agreed to indemnify the underwriters and the underwriters have agreed to indemnify Lucid Diagnostics against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

(a) During the past three years, we sold the following shares of common stock without registration under the Securities Act:

●	In May 2018, in connection with our formation, we sold a total of 10,000,000 shares of our common stock for a purchase price of $0.001 per share, including 8,187,499 shares to PAVmed; 943,464 shares to CWRU; and 289,679 shares to each of the three individual physician inventors of the EsoGuard technology.

●	On June 1, 2021, we issued a $22.4 million convertible promissory note to PAVmed, or the “Convertible Note,” in exchange for the cancellation of $22.4 million payable by us to PAVmed related to working capital advances and earned, but unpaid, management services fees. The Convertible Note will mature on May 18, 2028, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share.

All of the securities described above were or will be issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

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Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Amended and Restated By-laws.*

4.1	Specimen Common Stock Certificate.*

4.2	Form of Convertible Promissory Note.*

5.1	Opinion of Graubard Miller.*

10.1	2018 Long-Term Incentive Equity Plan.*

10.2.1	License Agreement, dated as of May 12, 2018, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.2.2	Amendment to License Agreement, dated as of November 20, 2019, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.2.3	Second Amendment to License Agreement, dated as of February 12, 2021, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.2.4	Amended and Restated License Agreement, dated as of February 12, 2021, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.3	License Agreement, dated as of May 20, 2019, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.4.1	Management Services Agreement, dated as of May 12, 2018, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.4.2	Amendment to Management Services Agreement, dated as of March 1, 2019, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.4.2	Second Amendment to Management Services Agreement, dated as of June 5, 2019, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.4.3	Third Amendment to Management Services Agreement, dated as of July 20, 2020, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.4.4	Fourth Amendment to Management Services Agreement, dated as of February 1, 2021, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.5.1	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Sanford Markowitz, M.D.*

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10.5.2	Renewed Consulting Agreement, dated as of May 12, 2021, by and between Lucid Diagnostics Inc. and Sanford Markowitz, M.D.*

10.6.1	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Amitabh Chak, M.D.*

10.6.2	Renewed Consulting Agreement, dated as of May 12, 2021, by and between Lucid Diagnostics Inc. and Amitabh Chak, M.D.*

10.7.1	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Joseph Willis, M.D.*

10.7.2	Renewed Consulting Agreement, dated as of May 12, 2021, by and between Lucid Diagnostics Inc. and Joseph Willis, M.D.*

10.8	Form of Stock Option Agreement.*

10.9	Form of Indemnification Agreement.*

10.10	Form of Lock-Up Agreement.*

23.1	Consent of Marcum, LLP.*

23.2	Consent of Graubard Miller (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page of this Registration Statement).

99.1	Consent of Stanley N. Lapidus to be named as a director.*

99.2	Consent of Aster Angagaw to be named as a director.*

99.3	Consent of Ronald M. Sparks to be named as a director.*

* To be filed by amendment.

Item 17. Undertakings.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [●] day of [●], 2021.

LUCID DIAGNOSTICS INC.

By:
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each Lishan Aklog, M.D. and Dennis M. McGrath his or her true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairman and Chief Executive Officer	[●], 2021
Lishan Aklog, M.D.	(Principal Executive Officer)

	Chief Financial Officer (Principal Accounting	[●], 2021
Dennis M. McGrath	Officer and Principal Financial Officer)

	Director	[●], 2021
Jacque J. Sokolov, M.D.

	Director	[●], 2021
James L. Cox, M.D.

	Director	[●], 2021
Sanford Markowitz

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